As filed with the Securities and Exchange Commission on February 21, 2001

                                                Registration No. 333-53454
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                --------------

                             AMENDMENT NO. 1

                                  TO THE
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                --------------
                              LEARNINGSTAR CORP.
            (Exact name of registrant as specified in its charter)
                                --------------
        Delaware                     5961                    77-0559897
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)
                                --------------
                              15 Crawford Street
                         Needham, Massachusetts 02494
                                (781) 449-7567
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                --------------
                                 Robert Cahill
                            Chief Financial Officer
                              LearningStar Corp.
                              15 Crawford Street
                         Needham, Massachusetts 02494
                                (781) 449-7567
               (Name, address including zip code, and telephone
              number, including area code, of agent for service)
                                --------------
                                  Copies to:

         Gordon H. Hayes, Esq.                Jeffrey L. Kateman, Esq.
    Testa, Hurwitz & Thibeault, LLP                Latham &Watkins
            125 High Street               633 West Fifth Street, Suite 4000
      Boston, Massachusetts 02110           Los Angeles, California 90071
          Tel: (617) 248-7000                    Tel: (213) 485-1234
          Fax: (617) 248-7100                    Fax: (213) 891-8763

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed combination have been satisfied or waived.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                                --------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                           Proposed
                                              Proposed      Maximum
 Title of Each Class of                       Maximum      Aggregate   Amount of
    Securities to be       Amount to be    Offering Price  Offering   Registration
       Registered          Registered(1)     Per Share     Price(2)      Fee(3)
----------------------------------------------------------------------------------
Common Stock, $.01 par
 value per share.......  20,668,849 shares Not Applicable $10,980,326  $2,745.08
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of common stock, par value $.01 per share, expected to be issued to the SmarterKids.com stockholders in connection with the transactions described herein.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f). The registration fee was calculated as follows:
    (a) in accordance with Rule 457(f)(1) based on the average of the high and low sale price for shares of common stock of SmarterKids.com, Inc. on January 3, 2001: 20,668,849 shares (the total number of outstanding shares of SmarterKids.com common stock) multiplied by the average price of $0.53125. The fee was recalculated due to the removal from the registration statement of 46,388,575 shares of LearningStar common stock to be issued to the members of Earlychildhood in the combination.

(3) The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"). A fee of $2,197.00 was paid on January 5, 2001 pursuant to Rules 14a-6 and 0-11 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in respect of the combination of SmarterKids.com and Earlychildhood and upon the filing by SmarterKids.com of a preliminary proxy statement relating thereto.
    Pursuant to Rule 457(b) promulgated under the Securities Act and Section 14(g)(2) of the Exchange Act and Rule 0-11 promulgated thereunder, the amount of such previously paid fee has been credited against the registration fee payable in connection with this filing.
                                --------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                           [LOGO OF SMARTERKIDS.COM]

                  To the stockholders of SmarterKids.com, Inc.

            A Combination Proposal--Your Vote Is Very Important

   SmarterKids.com and Earlychildhood have agreed to combine. We are proposing the combination and soliciting your proxy to approve it because we believe the combined strengths of SmarterKids.com and Earlychildhood will enable us to build a stronger provider of children's educational products, information and services to both the school and consumer markets and through a variety of distribution channels. The new combined company will be named LearningStar Corp. and will be managed by executive officers from both SmarterKids.com and Earlychildhood.

   If the combination is completed, stockholders of SmarterKids.com and members of Earlychildhood will each receive shares of LearningStar common stock in exchange for their existing common stock or membership interests, as the case may be. Each issued and outstanding share of SmarterKids.com common stock will be converted into the right to receive one newly-issued share of LearningStar common stock. All of the issued and outstanding membership interests in Earlychildhood and options to purchase Earlychildhood membership interests will be exchanged for the right to receive an aggregate of 46,388,575 newly-issued shares of LearningStar common stock (including shares issued upon exercise of options assumed in connection with the combination). An aggregate of 67,057,424 shares of LearningStar common stock will be issued to the holders of SmarterKids.com common stock, options and warrants and to the holders of Earlychildhood membership interests and options in the combination. As a result, SmarterKids.com stockholders will own approximately one-third of the LearningStar capital stock and Earlychildhood members will own approximately two-thirds of the LearningStar capital stock. LearningStar has applied to have its common stock approved for quotation on the Nasdaq National Market. No cash is included as consideration in the combination, except for cash received in lieu of fractional shares of LearningStar common stock.

   The SmarterKids.com board of directors has unanimously determined that the combination of SmarterKids.com and Earlychildhood is advisable and in the best interests of its stockholders. The SmarterKids.com board of directors has unanimously approved the combination agreement and the combination and unanimously recommends that you vote FOR approval and adoption of the combination agreement and the transactions contemplated thereby. We urge you to read this document carefully, including the section describing risk factors that begins on page 18.

   The special meeting of SmarterKids.com stockholders will be held at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, High Street Tower,
22nd Floor, Boston, Massachusetts on       , 2001 at 10:00 a.m.

   Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented at the special meeting.

                                          David Blohm
                                          President and Chief Executive
                                           Officer
                                          SmarterKids.com, Inc.

   This proxy statement-prospectus is dated       , 2001, and is first being
mailed to SmarterKids.com stockholders on or about       , 2001. As of       ,
2001, there were approximately     holders of SmarterKids.com common stock.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the combination or determined if this proxy statement-prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                ADDITIONAL INFORMATION REGARDING SMARTERKIDS.COM

   This proxy statement-prospectus incorporates important business and financial information about SmarterKids.com and the proposed combination. Other documents that include important business and financial information about SmarterKids.com and the proposed combination are available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement-prospectus by requesting them in writing or by telephone or via e-mail from SmarterKids.com at the following address:

                             SmarterKids.com, Inc.
                               Investor Relations
                               15 Crawford Street
                          Needham, Massachusetts 02494
                                 (781) 449-7567
                               ir@smarterkids.com

   If you would like to request any documents, please do so by       , 2001
(five business days prior to the special meeting) in order to receive them before the special meeting.

   Also see the section entitled "Where You Can Find More Information" that
begins on page    of this proxy statement-prospectus.

                        [LOGO OF SMARTERKIDS.COM, INC.]

                             SMARTERKIDS.COM, INC.
                               15 Crawford Street
                          Needham, Massachusetts 02494

           Notice of Special Meeting of SmarterKids.com Stockholders
                                 , 2001 at 10:00 a.m.

To the stockholders of SmarterKids.com, Inc.:

   Notice is hereby given that a special meeting of stockholders of
SmarterKids.com, Inc. will be held on       , 2001 at 10:00 a.m., local time,
at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, High Street Tower, 22nd Floor, Boston, Massachusetts for the following purposes:

  1. To consider and vote upon a proposal to approve and adopt the Contribution Agreement and Plan of Reorganization and Merger by and among Earlychildhood, SmarterKids.com, LearningStar and S-E Educational Merger Corp. pursuant to which, among other things, the combination of SmarterKids.com and Earlychildhood will be effected by:

    . the contribution to LearningStar by the holders of all of Earlychildhood's outstanding membership interests of their entire ownership interest in Earlychildhood such that Earlychildhood will become a wholly-owned subsidiary of LearningStar, and the holders of Earlychildhood membership interests and options to purchase membership interests will be entitled to receive an aggregate of 46,388,575 shares of LearningStar common stock; and

    . the merger of S-E Educational Merger Corp. with and into SmarterKids.com such that SmarterKids.com will become a wholly-owned subsidiary of LearningStar, each issued and outstanding share of SmarterKids.com common stock will be converted into the right to receive one share of LearningStar common stock.

  2. To transact any business related to the adoption and approval of the combination agreement and the transactions contemplated thereby as may properly come before the special meeting or any adjournment or postponement of the special meeting.

   The SmarterKids.com board of directors has unanimously determined that the combination of SmarterKids.com and Earlychildhood is advisable and in the best interests of its stockholders. The SmarterKids.com board of directors has unanimously approved the combination agreement and the combination and unanimously recommends that you vote FOR approval and adoption of the combination agreement and the transactions contemplated thereby. We have described the proposed combination in more detail in the attached proxy statement-prospectus, which you should read in its entirety before voting. A copy of the combination agreement is attached as Annex A to the proxy statement-prospectus.

   Only holders of record of SmarterKids.com common stock at the close of
business on       , 2001, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. On the record date there were outstanding shares of SmarterKids.com common stock.

   SmarterKids.com is a Delaware corporation. Under Delaware law, the affirmative vote of a majority of the shares of SmarterKids.com common stock outstanding on the record date is required to approve and adopt the combination agreement and the transactions contemplated thereby. Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the special meeting. To vote your shares, you may complete and return the enclosed proxy card. If you are a holder of record, you may also cast your vote in person at the special meeting. If you do not vote, it will have the effect of a vote against approval and adoption of the combination agreement and the transactions contemplated thereby. If your shares are held in an account at a brokerage firm or bank, you must instruct it how to vote your shares. If you do not instruct your broker or bank on how to vote, it will have the same effect as voting against approval and adoption of the combination agreement and the transactions contemplated thereby.

                                          By order of the Board of Directors
                                           of SmarterKids.com, Inc.

                                          David Blohm
                                          Corporate Secretary

Needham, Massachusetts
      , 2001

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT THE COMBINATION...............................   1

SUMMARY...................................................................   4

RISK FACTORS..............................................................  20
  Risks Related to the Combination........................................  20
  Risks Relating to the Combined Company..................................  22

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS................  30

THE SMARTERKIDS.COM SPECIAL MEETING.......................................  32

THE COMBINATION...........................................................  35
  General.................................................................  35
  Background of the Combination...........................................  36
  Joint Reasons for the Combination.......................................  39
  SmarterKids.com's Reasons for the Combination...........................  40
  Earlychildhood's Reasons for the Combination............................  41
  Opinion of J.P. Morgan H&Q, Financial Advisor to SmarterKids.com........  41
  Recommendation of the SmarterKids.com Board Of Directors................  45
  Interests of Certain Persons in the Combination.........................  48
  Securities and Exchange Commission Position on Indemnification for
   Securities Act Liabilities.............................................  51
  Material United States Federal Income Tax Consequences of the
   Combination............................................................  52
  Accounting Treatment of the Combination.................................  56
  Dissenters' Rights of Appraisal.........................................  56
  Regulatory Matters......................................................  56
  Restrictions on Sales of Shares by Affiliates of SmarterKids.com and
   Earlychildhood.........................................................  56
  Nasdaq National Market Listing of LearningStar Common Stock to be Issued
   in the Combination.....................................................  56
  Delisting and Deregistration of SmarterKids.com Common Stock after the
   Combination............................................................  56


                                                                           Page
                                                                           ----
TERMS OF THE COMBINATION AGREEMENT........................................  57
  Structure of the Combination, Conversion of SmarterKids.com Common Stock
   and Exchange of Earlychildhood Membership Interests....................  57
  Exchange of SmarterKids.com Stock Certificates for LearningStar Stock
   Certificates...........................................................  57
  Treatment of Options to Purchase SmarterKids.com Common Stock and
   Earlychildhood Membership Interests, SmarterKids.com Warrants and the
   SmarterKids.com Employee Stock Purchase Plan...........................  58
  Conditions to the Combination...........................................  59
  No Other Transactions Involving SmarterKids.com or Earlychildhood.......  60
  Termination.............................................................  62
  Termination Fees........................................................  64
  Expenses................................................................  64
  Agreement to Cooperate to Complete the Combination......................  64
  Amendment, Extension and Waiver.........................................  65
  Representations and Warranties..........................................  65
  LearningStar Charter and Bylaws.........................................  66
  Stockholder Support Agreement...........................................  66
  Other Agreements........................................................  67
  Completion and Effectiveness of the Combination.........................  67
  No Provision for Unaffiliated Stockholder Access to SmarterKids.com
   Corporate Files........................................................  68
  Accountants.............................................................  68
MARKET PRICE INFORMATION..................................................  69

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION..............  70
  Notes To The Unaudited
   Pro Forma Condensed
   Combined Balance Sheet.................................................  73
  Notes To The Unaudited Pro Forma Condensed Combined Statements
   of Operations..........................................................  74

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
SMARTERKIDS.COM...........................................................  76
  Business................................................................  76
  SmarterKids.com Management's Discussion And Analysis Of Financial
   Condition And Results Of Operations....................................  85
  SmarterKids.com Quantitative And Qualitative Disclosure About Market
   Risk...................................................................  94
  Security Ownership of Certain Beneficial Owners and Management of
   SmarterKids.com........................................................  95

EARLYCHILDHOOD............................................................  97
  Business................................................................  97
  Earlychildhood Management's Discussion And Analysis Of Financial
   Condition And Results Of Operations.................................... 108
  Earlychildhood Quantitative and Qualitative Disclosure About Market
   Risk................................................................... 114
  Earlychildhood Certain Relationships and Transactions................... 115
  Security Ownership of Certain Beneficial Owners and Management of
   Earlychildhood......................................................... 116

LEARNINGSTAR.............................................................. 118
  The Board of Directors of LearningStar Following the Combination........ 118
  Committees of the LearningStar Board of Directors....................... 119
  Compensation of the Directors of LearningStar........................... 119
  Executive Officers of LearningStar Following the Combination............ 119
  Compensation of Executive Officers of LearningStar...................... 120
  Option Grants in Last Fiscal Year....................................... 121
  Option Exercises and Fiscal Year-End Values............................. 122
  Ten Year Option Repricing............................................... 123
  Compensation Committee Report on Option Repricing....................... 124
  Employment and Change of Control Agreements............................. 124

                                                                           Page
                                                                           ----
  Pro Forma Security Ownership of Certain Beneficial Owners and Management
   of LearningStar........................................................ 125

DESCRIPTION OF CAPITAL STOCK OF LEARNINGSTAR.............................. 126
  Common Stock............................................................ 126
  Preferred Stock......................................................... 126
  Warrants................................................................ 127
  Registration Rights..................................................... 127
  Anti-Takeover Effects of Certain Provisions of LearningStar's Charter
   and Bylaws and Delaware Law............................................ 128
  Transfer Agent and Registrar............................................ 128

COMPARISON OF RIGHTS OF HOLDERS OF LEARNINGSTAR COMMON STOCK,
SMARTERKIDS.COM COMMON STOCK AND EARLYCHILDHOOD MEMBERSHIP INTERESTS...... 129

LEGAL MATTERS............................................................. 138

EXPERTS................................................................... 138

OTHER MATTERS............................................................. 138

STOCKHOLDER PROPOSALS..................................................... 139

WHERE YOU CAN FIND MORE INFORMATION....................................... 140

INDEX TO FINANCIAL STATEMENTS............................................. F-1

ANNEX A--Contribution Agreement and Plan of Reorganization and Merger

ANNEX B--Stockholder Support Agreement

ANNEX C--Opinion of J.P. Morgan H&Q

ANNEX D--Form of Restated Certificate of Incorporation of LearningStar

ANNEX E--Form of Amended and Restated Bylaws of LearningStar

                  QUESTIONS AND ANSWERS ABOUT THE COMBINATION

Q: Why are SmarterKids.com and Earlychildhood proposing to combine?

A: We are proposing the combination because we believe that the combined strengths of SmarterKids.com and Earlychildhood will enable us to build a stronger provider of children's educational products to both parents and educators. The combination will bring together SmarterKids.com's consumer-focused e-commerce capabilities with Earlychildhood's school-focused catalog operation, direct sales force, product assortment and fund-raising programs. We believe that because of the complimentary nature of SmarterKids.com's and Earlychildhood's businesses, LearningStar has the potential to achieve stronger operating and financial results than either company could achieve on its own.

Q: What will I receive as a result of the combination?

A: If we complete the combination, you will receive one share of LearningStar common stock for each share of SmarterKids.com common stock that you own on the effective date of the combination. After the combination, SmarterKids.com stockholders will own, in the aggregate, approximately one-third of the combined company. We will not issue fractional shares in the combination. Instead of fractional shares, you will receive cash based on the market price of LearningStar common stock on the first day it is traded.

Q: Why did the SmarterKids.com board of directors agree to Earlychildhood members receiving approximately two-thirds of the LearningStar capital stock with SmarterKids.com stockholders receiving approximately one-third of the LearningStar capital stock?

A: We engaged in extensive negotiations with Earlychildhood regarding the post-combination ownership of the shares of LearningStar common stock to be issued to SmarterKids.com stockholders and Earlychildhood members in the combination. After completion of due diligence and based in part upon the relative size of revenues, operating income and growth prospects of the two companies and the opinion of SmarterKids.com's financial advisor, J.P. Morgan H&Q, we agreed that a post-combination ownership of LearningStar of approximately two-thirds by Earlychildhood members and one-third by SmarterKids.com stockholders was a fair and equitable division of the ownership of LearningStar.

Q: What will happen to SmarterKids.com and Earlychildhood after the combination?

A: Upon completion of the combination, each of SmarterKids.com and Earlychildhood will be a wholly-owned subsidiary of LearningStar.

Q: What approvals are needed to complete the transaction?

A: The affirmative vote of a majority of the shares of SmarterKids.com common stock outstanding on the record date is required to approve and adopt the combination agreement and the transactions contemplated thereby. Each holder of SmarterKids.com common stock is entitled to one vote per share. As of the record date, SmarterKids.com directors, executive officers and their
   affiliates owned approximately   % of the SmarterKids.com common stock
   entitled to vote at the special meeting. Each SmarterKids.com director and executive officer and certain significant stockholders of SmarterKids.com have entered into a stockholder support agreement with Earlychildhood. Pursuant to the stockholder support agreement, each of these directors, executive officers and stockholders have agreed to vote all of their shares of SmarterKids.com common stock in favor of the approval and adoption of the combination agreement and the transactions contemplated thereby at the special meeting. As of the record date, these directors, executive officers
   and stockholders owned, in the aggregate, approximately   % of the voting
   power of SmarterKids.com common stock entitled to vote at the special meeting.

   The holders of Earlychildhood's outstanding membership interests approved the combination agreement prior to its signing. No other approvals from the Earlychildhood members are required to complete the combination.


Q: Can my broker vote my shares that are held in street name?

A: Your broker will vote your shares held in a nominee account, which are typically referred to as shares held in "street name," only if you provide your broker instructions on how to vote your shares in accordance with the procedures provided to you by your broker. If you do not instruct your broker to vote your shares they will become "broker non-votes." Broker non-votes will be counted in determining whether a quorum is present at the special meeting, but will not be counted in the number of votes cast. Because the combination proposal requires the affirmative vote of the holders of a majority of outstanding shares of SmarterKids.com common stock eligible to vote at the special meeting, a broker non-vote will have the same effect as a vote against approval and adoption of the combination agreement and the transactions contemplated thereby. You should therefore be sure to provide your broker with instructions on how to vote your shares if you would like them represented at the special meeting.

Q: What if I do not vote?

A: .If you fail to return your proxy card or attend the special meeting, it will have the same effect as a vote against the approval and adoption of the combination agreement and the transactions contemplated thereby.

   .If you return your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote FOR the approval and adoption of the combination and the transactions contemplated thereby.

   .If you return your proxy card and abstain from voting, it will have the same effect as a vote against the approval and adoption of the combination agreement and the transactions contemplated thereby.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of SmarterKids.com before the special meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the special meeting and vote in person.

Q: Should I send in my stock certificates now?

A: No. After the combination is completed, SmarterKids.com's exchange agent will send you written instructions on how to exchange your SmarterKids.com stock certificates for certificates representing shares of LearningStar common stock. Please do not send in your stock certificates with your proxy.

Q: Where will my shares of LearningStar common stock be listed?

A: LearningStar has applied to have its common stock approved for quotation on the Nasdaq National Market under the symbol "LRNS."

Q: Will I receive dividends on my LearningStar shares?

A: LearningStar does not currently intend to pay dividends on its common stock.

Q: Who can help answer my questions?

A: If you have any questions about the combination or how to submit your proxy, or if you need additional copies of this proxy statement-prospectus or the enclosed proxy card, you should contact:

   SmarterKids.com, Inc. Investor Relations
   15 Crawford Street
   Needham, Massachusetts 02494
   (781) 449-7567
   ir@smarterkids.com

                                    SUMMARY

   This summary highlights selected information in the proxy statement-prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement-prospectus and the other documents we refer to for a more complete understanding of the combination. In particular, you should read the documents attached to this proxy statement-prospectus, including the combination agreement and the stockholder support agreement, which are attached as Annexes A and B. The information contained in this proxy statement-prospectus about the businesses of each of SmarterKids.com and Earlychildhood is historical and the information about LearningStar assumes completion of the combination. The information contained on the websites of SmarterKids.com, Earlychildhood and LearningStar are not incorporated by reference into this proxy statement-prospectus and should not be considered a part of this proxy statement-prospectus.

                                 The Companies

(see pages    through   )

SmarterKids.com, Inc.
15 Crawford Street
Needham, Massachusetts 02494
(781) 449-7567
www.smarterkids.com

   SmarterKids.com, Inc., or SmarterKids.com, is a leading online educational store dedicated to helping parents help their children learn, develop and grow. The SmarterKids.com website offers one of the Internet's most personalized shopping experiences, linking teacher-reviewed toys, games, books, software and hands-on activities through SmarterKids.com's evaluation and recommendation process. SmarterKids.com serves as a resource for parents, offering specialty centers, the Grade Expectations! guide to education standards and thousands of educational products, including well-known brands and hard-to-find quality offerings for children from ages infant through 12.

   SmarterKids.com integrates carefully selected products, helpful content and interactive tools with an intuitive and easy-to-use website to create a compelling and unique online shopping experience. SmarterKids.com only sells products that its team of educators certified by state regulatory agencies believe have educational, developmental or learning value. Its collection of products includes over 4,500 books, toys, games and software titles from over 300 suppliers. Because SmarterKids.com is focused on education, many of its products, particularly toys and games, are often not found on many of the other websites that offer children's products. The My Kid's Store personalization area on the SmarterKids.com website allows parents to build a confidential educational profile of their child that can include information about the child's age and grade, learning styles, learning goals and performance on standardized tests. The SmarterKids.com SmartPicks technology then uses this profile to make product recommendations from SmarterKids.com's distinctive assortment of products tailored to a child's individual developmental profile and goals.

Earlychildhood LLC
2 Lower Ragsdale Drive, Suite 200
Monterey, California 93940
(831) 333-2000
www.earlychildhood.com

   Earlychildhood LLC, or Earlychildhood, is a fully integrated, multi-channel supplier of educational products, services and information to schools, educational professionals and parents serving the early childhood and elementary school communities. Through a predecessor entity, Earlychildhood began operations in 1985.

Earlychildhood manufactures, imports and sells company-developed products as part of its diverse mix of school supplies and educational toys, while also distributing and selling a carefully selected range of third-party brands such as Crayola(R), Lego(R) and Elmer's(R). Earlychildhood utilizes multiple sales, marketing and distribution channels, including:

  .  catalogs issued under its tradename Discount School Supply, or DSS;

  . sales programs conducted through its wholly-owned subsidiary, Educational Products, Inc., or EPI;

  .  the Earlychildhood website; and

  . Earlychildhood NEWS, a professional content resource published in print and online.

   All of the foregoing are supported by a national sales force which, as of December 31, 2000, numbered 93 people.

LearningStar Corp.
2 Lower Ragsdale Drive,
Suite 200
Monterey, California
93940
(831) 333-2000
www.learningstarcorp.com

   LearningStar Corp., formerly S-E Educational Holdings Corp., is a newly-formed corporation that has not, to date, conducted any activities other than those incident to its formation, the matters contemplated by the combination agreement and the preparation of this proxy statement-prospectus. Upon completion of the combination, SmarterKids.com and Earlychildhood will each become a wholly-owned subsidiary of LearningStar. The business of LearningStar will be the combined businesses currently conducted by SmarterKids.com and Earlychildhood.

                      The SmarterKids.com Special Meeting

Record Date for the Special Meeting; Quorum (see page   )

   SmarterKids.com's board of directors has fixed the close of business on
       , 2001 as the record date for determination of the SmarterKids.com stockholders entitled to notice of, and to vote at, the special meeting.

   A majority of the shares of the SmarterKids.com common stock outstanding as of the record date must be represented either in person or by proxy to constitute a quorum at the special meeting.

Vote Required for Approval and Adoption of the Combination Agreement (see page
  )

   The affirmative vote of a majority of the shares of SmarterKids.com common stock outstanding as of the record date is required to approve and adopt the combination agreement and the transactions contemplated thereby. Each share of SmarterKids.com common stock is entitled to one vote on all matters properly submitted to the SmarterKids.com stockholders.

Recommendation of SmarterKids.com's Board of Directors (see page   )

   SmarterKids.com's board of directors has unanimously determined that the combination of SmarterKids.com and Earlychildhood is advisable and in the best interests of its stockholders. The SmarterKids.com board of directors has unanimously approved the combination agreement and the combination and unanimously recommends that you vote FOR approval and adoption of the combination agreement and the transactions contemplated thereby.

                                The Combination

The Structure of the Combination (see page   )

   To accomplish the combination of their businesses, SmarterKids.com and Earlychildhood jointly formed a new company, LearningStar Corp. LearningStar has one subsidiary, S-E Educational Merger Corp. The combination will be effected by:

  . the contribution of all of the outstanding membership interests in Earlychildhood to LearningStar by the holders of those membership interests; and

  . the merger of S-E Educational Merger Corp. into SmarterKids.com, with SmarterKids.com being the surviving corporation.

   As a result of the contribution and the merger, Earlychildhood and SmarterKids.com will each become a wholly-owned subsidiary of LearningStar.

Approval of the Combination by Earlychildhood (see pages   through  )

   The Earlychildhood management committee and holders of all outstanding membership interests in Earlychildhood approved the combination agreement prior to its signing. No other approvals from the Earlychildhood members are required to complete the combination.

Consideration in the Combination (see page   )

   Each share of SmarterKids.com common stock held on the closing date of the combination will be converted into the right to receive one share of LearningStar common stock, and outstanding options and warrants to purchase SmarterKids.com common stock will be converted into options and warrants to purchase LearningStar common stock, as applicable. An aggregate of 46,388,575 shares of LearningStar common stock (including shares issued upon exercise of options assumed in connection with the combination) will be issued to the holders of outstanding membership interests in Earlychildhood and options to purchase Earlychildhood membership interests and will be allocated based on the exchange ratios set forth in the combination agreement more fully described in the section entitled "Terms of the Combination Agreement--Structure of the Combination, Conversion of SmarterKids.com Common Stock and Exchange of
Earlychildhood Membership Interests" which begins on page    of this proxy
statement-prospectus. As a result of the combination, former holders of SmarterKids.com common stock will own approximately one-third, and former holders of Earlychildhood membership interests will own approximately two-thirds of the capital stock of LearningStar.

Reasons for the Combination (see pages   through  )

   The SmarterKids.com board of directors and the Earlychildhood management committee believe that the following mutual benefits will be achieved by combining the two companies:

  .  broaden the market of the combined company;

  .  diversified sales and distribution channels;

  .  expanded technology capabilities;

  .  enhanced marketing efforts;

  .  increased product development capabilities;

  .  combined management expertise;

  .  reduced operating costs; and

  .  enhanced capability to raise funds in the public market.

   The SmarterKids.com board of directors had the following additional reasons for approving the combination agreement and submitting the combination agreement for approval and adoption by its stockholders:

  .  the ability to leverage Earlychildhood's operational infrastructure;

  . the ability to access Earlychildhood's unique mix of company-developed and internationally-sourced products;

  . the ability to capitalize on Earlychildhood's geographically distributed warehouse and fulfillment operations; and

  . the creation of a greater analyst following for the stock of the combined company.

   Earlychildhood's management committee had the following additional reasons for approving the combination agreement and submitting the combination agreement for approval and adoption by the holders of Earlychildhood membership interests:

  .  the ability to leverage SmarterKids.com's Internet infrastructure;

  .  broadened exposure to the consumer market; and

  . improved capital availability and access to the public markets for Earlychildhood members.

Opinion of SmarterKids.com's Financial Advisor (see pages    through   )

   In deciding to approve the combination, the SmarterKids.com board of directors considered the opinion of its financial advisor, J.P. Morgan H&Q, Chase Securities Inc., that, as of the date of its opinion, and subject to, and based on the considerations referred to in its opinion, the consideration given to SmarterKids.com stockholders in the transaction is fair, from a financial point of view, to those stockholders. The full text of the J.P. Morgan H&Q opinion is attached as Annex C to this proxy statement-prospectus. We urge you to read the opinion of J.P. Morgan H&Q in its entirety prior to voting.

Interests of Certain Persons in the Combination (see page   )

   In considering the recommendation of the SmarterKids.com board of directors, you should be aware that some of the directors and executive officers of SmarterKids.com have interests in the combination that are different from, or are in addition to, your interests as a SmarterKids.com stockholder generally. These interests include the potential for positions as directors or executive officers of LearningStar, the acceleration of the vesting of options, consulting agreements with LearningStar or severance arrangements under existing agreements with SmarterKids.com or LearningStar and the right to continued indemnification and insurance coverage by LearningStar for acts or omissions occurring prior to the combination.

   You should also be aware that certain members of the Earlychildhood management committee and executive officers of Earlychildhood have certain interests in the combination, including the potential for positions as directors or executive officers of LearningStar, severance arrangements under existing agreements with Earlychildhood and the right to continued indemnification and insurance coverage by LearningStar for acts or omissions occurring prior to the combination.

Treatment of Outstanding Stock Options and Warrants (see page   )

   When the combination is completed, each outstanding option to purchase SmarterKids.com common stock or membership interests in Earlychildhood, as the case may be, whether vested or unvested, will be converted into an option to purchase shares of LearningStar common stock. As of December 31, 2000, there were outstanding options to purchase 5,097,855 shares of SmarterKids.com common stock and outstanding options to purchase up to 3.33% of total membership interests in Earlychildhood giving effect to the exchange ratios set forth in the combination agreement. For more information on the exchange ratios applicable to the Earlychildhood membership interests, see the section entitled "Terms of the Combination--Structure of the Combination, Conversion of SmarterKids.com Common Stock and Earlychildhood Membership Interests." If the combination is completed and, within a certain period of time thereafter, certain executive officers of SmarterKids.com are terminated, the vesting of certain options to purchase shares of SmarterKids.com common stock owned by those persons will be accelerated in accordance with the terms of the applicable stock option agreements or change of control agreements between SmarterKids.com and those executive officers. See the section entitled "The Combination--Interests of Certain Persons in the Combination" which begins
on page     of this proxy statement-prospectus.

   Upon completion of the combination, each outstanding warrant to purchase shares of SmarterKids.com common stock will be converted into the right to purchase shares of LearningStar common stock on substantially the same terms and conditions as were applicable to those warrants prior to the combination. As of December 31, 2000, there were outstanding warrants to purchase an aggregate of 217,292 shares of SmarterKids.com common stock.

Material United States Federal Income Tax Consequences (see pages    through
  )

   The combination has been structured so that it may qualify as tax-free to SmarterKids.com's stockholders for U.S. federal income tax purposes, except with respect to any cash received in lieu of fractional shares of LearningStar common stock. To that end, the combination is conditioned upon:

  . Earlychildhood receiving an opinion from its tax counsel that the contribution of all of the outstanding membership interests in Earlychildhood to LearningStar will be treated as a transfer of property under Section 351 of the Internal Revenue Code; and

  . SmarterKids.com receiving an opinion from its tax counsel that the merger of S-E Educational Merger Corp. into SmarterKids.com will be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code or, taken together with the contribution of all of the membership interests in Earlychildhood to LearningStar, as a transfer of property under Section 351 of the Internal Revenue Code.

   SmarterKids. com stockholders should note that an opinion of counsel would not be binding on the Internal Revenue Service or the courts and would not preclude a challenge to the conclusions reflected in the opinion. In addition, the conclusions reflected in an opinion of counsel would not be applicable to certain categories of stockholders. For a more detailed description of the U.S. federal income tax consequences of the combination and some of the related risks, see the section entitled "The Combination--Material United States
Federal Income Tax Consequences of the Combination" which begins on page     of
this proxy statement-prospectus.

   Tax matters can be very complicated and the tax consequences to SmarterKids.com's stockholders will depend on the facts and circumstances of each stockholder's situation. Accordingly, SmarterKids.com stockholders should consult their tax advisors to determine their particular tax consequences.

Accounting Treatment (see page   )

   We intend to account for the combination of SmarterKids.com with Earlychildhood under the purchase method of accounting for business combinations as if Earlychildhood were acquiring SmarterKids.com.

Dissenters' Rights of Appraisal (see page    )

   Under Delaware law, SmarterKids.com stockholder are not entitled to appraisal of the value of their shares of SmarterKids.com common stock in connection with the combination.

Overview of the Combination Agreement (see page   )

   Conditions to the Completion of the Combination. The completion of the combination depends upon the satisfaction or waiver of a number of specified conditions, including those listed below:

  . the combination agreement must be adopted by the SmarterKids.com stockholders;

  . no law, injunction or order prohibiting the completion of the combination may be in effect;

  . SmarterKids.com and Earlychildhood must obtain regulatory approvals from governmental entities, such as the Securities and Exchange Commission and other self-regulatory bodies such as the Nasdaq National Market;

  . the shares of LearningStar common stock to be issued in the combination must have been approved for listing on a national securities exchange or for quotation on the Nasdaq National Market;

  . both SmarterKids.com and Earlychildhood must have complied with their respective obligations in the combination agreement;

  . the representations and warranties of each of SmarterKids.com and Earlychildhood in the combination agreement must be true and correct;

  . Earlychildhood must receive an opinion from its tax counsel to the effect that the contribution of all outstanding Earlychildhood membership interests to LearningStar will be treated for U.S. federal income tax purposes as a transfer of property qualifying under Section 351 of the Internal Revenue Code;

  . SmarterKids.com must receive an opinion from its tax counsel to the effect that the merger of S-E Educational Merger Corp. into SmarterKids.com will be treated for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code or, taken together with the contribution of all of the membership interests in Earlychildhood to LearningStar, as a transfer of property qualifying under Section 351 of the Internal Revenue Code; and

  . SmarterKids.com must have Cash on Hand (as defined by U.S. generally accepted accounting principles) of not less than $18,000,000 after deducting certain fees and expenses of both SmarterKids.com and Earlychildhood incurred in connection with the combination, including costs and expenses resulting from the integration of the two companies and their technologies.

   Termination of the Combination Agreement. SmarterKids.com and Earlychildhood can jointly agree in writing to terminate the combination agreement at any time. Either company may also terminate the combination agreement if, among other things:

  . the combination is not completed on or before April 30, 2001, provided, however, that if the combination is not completed by April 30, 2001 due to a failure to receive all governmental approvals, the date will be extended to July 31, 2001;

  . if a court of competent jurisdiction or other governmental entity has issued a non-appealable final order, decree or ruling or taken any other non-appealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the combination; or

  . the other party breaches its representations, warranties or covenants in the combination agreement in a material way, which breach is not cured within 30 business days following receipt of notice of breach.

   The combination agreement may be terminated by SmarterKids.com prior to the date of the special meeting if the SmarterKids.com board of directors reasonably determines in good faith and in accordance with the applicable provisions of the combination agreement:

  . after consultation with a financial advisor of nationally recognized reputation, that an unsolicited bona fide "Acquisition Proposal," is more favorable or is reasonably likely to lead to an Acquisition Proposal that is more favorable to the SmarterKids.com stockholders from a financial point of view than the transactions proposed by the combination agreement and is made by a third party reasonably believed by the SmarterKids.com board of directors to be financially capable of completing the Acquisition Proposal; and

  . after consultation with outside counsel, that failure to take action with respect to an Acquisition Proposal would cause the members of the SmarterKids.com board of directors to breach their fiduciary duties to the SmarterKids.com stockholders under applicable law.

   An Acquisition Proposal is:

  . any transaction pursuant to which a third party, other than Earlychildhood or its affiliates, acquires more than 20% of the outstanding shares of SmarterKids.com common stock pursuant to a tender offer or exchange offer or otherwise;

  . a merger or other business combination, recapitalization, restructuring or similar transaction involving SmarterKids.com;

  . any other transaction pursuant to which any third party acquires control of assets of SmarterKids.com with a fair market value of 20% of the fair market value of all SmarterKids.com assets immediately prior to the transaction; or

  . any public announcement of a proposal, plan or intention to do any of the foregoing.

   The combination agreement may be terminated by Earlychildhood if any of the following occurs:

  . the requisite vote of the SmarterKids.com stockholders to approve and adopt the combination agreement is not obtained at a duly held meeting of the SmarterKids.com stockholders;

  . the SmarterKids.com board of directors has withdrawn or modified in any manner its recommendation that its stockholders vote in favor of the combination agreement;

  . SmarterKids.com fails to include in this proxy statement-prospectus the recommendation of its board of directors in favor of the approval and adoption of the combination agreement;

  . after the receipt by SmarterKids.com of an Acquisition Proposal, Earlychildhood requests in writing that the SmarterKids.com board of directors reconfirm its recommendation of the combination agreement to the SmarterKids.com stockholders and the SmarterKids.com board of directors fails to do so within ten business days after receipt of Earlychildhood's request;

  . the SmarterKids.com board of directors or any committee thereof approves or recommends to the stockholders of SmarterKids.com an Acquisition Proposal other than the combination;

  . a third party, other than Earlychildhood or its affiliates, commences a tender offer or exchange offer for 20% or more of the outstanding shares of SmarterKids.com common stock and the SmarterKids.com board of directors does not oppose the tender or exchange offer;

  . SmarterKids.com enters into any letter of intent or similar document or any agreement, contract or commitment accepting or expressing an intent to accept an Acquisition Proposal; or

  . SmarterKids.com fails to call and hold the SmarterKids.com special meeting by April 30, 2001.

   Termination Fees. The combination agreement provides that, under certain circumstances, SmarterKids.com will be required to pay Earlychildhood a termination fee of $1,300,000. The circumstances under which SmarterKids.com
will be obligated to pay the termination fee are described on pages     through
   of this proxy statement-prospectus.

   Expenses. The combination agreement provides that, under certain circumstances, either party may be required to pay the other party's expenses incurred in connection with the proposed combination up to a maximum of
$350,000. These circumstances are described on pages     through    of this
proxy statement-prospectus.

   "No Solicitation" and "No Negotiation" Provisions. The combination agreement contains detailed provisions prohibiting SmarterKids.com and Earlychildhood from seeking an alternative transaction. These "no solicitation" and "no negotiation" provisions prohibit SmarterKids.com and Earlychildhood, as well as their officers, directors, managers, subsidiaries and representatives, from taking any action to solicit an alternative transaction. The combination agreement does not, however, prohibit SmarterKids.com or its board of directors from considering, and potentially recommending an unsolicited bona fide Acquisition Proposal if:

  . the SmarterKids.com board of directors, after consultation with a financial advisor of nationally recognized reputation, reasonably determines in good faith that the Acquisition Proposal is more favorable or reasonably likely to lead to an Acquisition Proposal more favorable from a financial point of view to the SmarterKids.com stockholders than the transactions contemplated by the combination agreement and is made by a third party reasonably believed by the SmarterKids.com board of directors to be financially capable of completing the Acquisition Proposal; and

  . the SmarterKids.com board of directors, after consultation with outside counsel, reasonably determines that failure to take action with respect to the Acquisition Proposal would cause the members of the SmarterKids.com board of directors to breach their fiduciary duties to the SmarterKids.com stockholders under applicable law.

   The no solicitation and no negotiation provisions of the combination agreement are described in more detail in the section entitled "Terms of the Combination Agreement--No Other Transactions Involving SmarterKids.com or
Earlychildhood" which begins on page     of this proxy statement-prospectus.

   Stockholder Support Agreement. A majority of the shares of SmarterKids.com common stock outstanding on the record date for the special meeting, or shares, is required to approve and adopt the combination agreement and the transactions contemplated thereby. As required by the combination agreement, Earlychildhood has entered into a stockholder support agreement with each director and executive officer and certain significant stockholders of SmarterKids.com pursuant to which these directors, executive officers and stockholders have agreed to vote all their shares of SmarterKids.com common stock in favor of the approval and adoption of the combination agreement and the transactions contemplated thereby. As of the record date, these stockholders owned shares of SmarterKids.com common stock representing
approximately   % of the voting power of SmarterKids.com common stock entitled to vote at the SmarterKids.com special meeting. The terms of the stockholder support agreement are described in more detail in the section entitled "Terms
of the Combination--Stockholder Support Agreement" on pages     through     of
this proxy statement-prospectus.

   Consent and Non-Contravention Agreement. Prior to the combination, all of the holders of membership interests in Earlychildhood executed a consent and non-contravention agreement pursuant to which, among other things, each member agreed to accept the applicable number of shares of LearningStar common stock in exchange for his, her or its membership interests contributed to LearningStar.

   Affiliate Agreements. In connection with the combination, each of the affiliates of SmarterKids.com (the directors and executive officers of SmarterKids.com and holders of 5% or more of the outstanding common stock of SmarterKids.com) and each of the affiliates of Earlychildhood (the members of the management committee and executive officers of Earlychildhood and holders of 5% or more of the outstanding membership interests in Earlychildhood) was required to execute an affiliate agreement pursuant to which each affiliate agreed to comply with Rule 145 of the Securities Act of 1933 with respect to the sale of LearningStar common stock acquired by each affiliate in the combination. Please see the description of Rule 145 in the section entitled "The Combination--Restrictions on Sales by Affiliates of SmarterKids.com and
Earlychildhood" which begins on page    of this proxy statement-prospectus.

   Lock-up Agreements. In connection with the combination, each of the directors and executive officers and certain significant stockholders of SmarterKids.com, as well as the members of the Earlychildhood management committee and the holders of membership interests in Earlychildhood entered into lock-up agreements with LearningStar. These lock-up agreements restrict their sale of LearningStar common stock acquired in the transaction for 180 days after the completion of the combination (or earlier pursuant to waiver).

   Registration Rights Agreement. All of the persons or entities who executed a lock-up agreement in connection with the combination also executed a registration rights agreement with LearningStar with respect to the shares of LearningStar common stock they will receive in the combination.

   Consulting Agreement. Upon completion of the combination, David Blohm, the current President and Chief Executive Officer of SmarterKids.com, will enter into an 18-month consulting agreement with LearningStar. Upon expiration of the 18 month consulting period, LearningStar will provide Mr. Blohm with severance payments for 24 months.

   Each of the foregoing agreements are more fully described in the section entitled "Terms of the Combination--Other Agreements" which begins on page of this proxy statement-prospectus.

   Completion and Effectiveness of the Combination. We will complete the combination when all of the conditions to completion of the combination are satisfied or waived in accordance with the combination agreement. The combination will become effective when:

  . the contribution of all the outstanding membership interests in Earlychildhood to LearningStar is completed; and

  . a certificate of merger is filed with the Secretary of State of the State of Delaware with respect to the merger of S-E Educational Merger Corp. with and into SmarterKids.com.

   We expect to complete the combination during the spring of 2001.

Delisting and Deregistration of SmarterKids.com Common Stock after the
Combination (see page   )

   When the combination is completed, the SmarterKids.com common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Restrictions on Resales by Affiliates; Affiliate Agreements (see page
through   )

   Affiliates of both SmarterKids.com and Earlychildhood are subject to Rule 145 of the Securities Act of 1933, as amended, which governs the resale of shares of LearningStar common stock acquired by those affiliates in the combination. Each affiliate of SmarterKids.com and Earlychildhood has entered into an affiliate agreement with LearningStar pursuant to which each affiliate agreed to comply with Rule 145 of the Securities

Act of 1933 with respect to the sale of LearningStar common stock acquired by each affiliate in the transaction. The terms of the affiliate agreements are described in the section entitled "Terms of the Combination--Other Agreements,"
which begins on page    of this proxy statement-prospectus.

The Board of Directors and Management of LearningStar following the Combination
(see page    )

   SmarterKids.com and Earlychildhood have agreed that, upon completion of the combination, the board of directors of LearningStar will be expanded to nine members, two of whom will be designated by SmarterKids.com, and four of whom will be designated by Earlychildhood. The remaining three directors will be independent directors designated jointly by SmarterKids.com and Earlychildhood. Upon completion of the combination, Al Noyes, currently the Chief Operating Officer of SmarterKids.com, and Michael Kolowich, currently a director of SmarterKids.com, will be the two directors of LearningStar designated by SmarterKids.com. Ronald Elliott, the current President and Chief Executive Officer of Earlychildhood, Robert MacDonald, Managing Director and President of the Private Equity Group of William E. Simon & Sons, LLC, Scott Graves, a Principal of the Private Equity Group of William E. Simon & Sons, LLC, and Stephen Kaplan, each a current member of Earlychildhood's management committee, will be the four directors of LearningStar designated by Earlychildhood.

   Upon completion of the combination, Ronald Elliott will serve as Chairman of the Board of LearningStar and Al Noyes will serve as Chief Executive Officer of LearningStar. Robert Cahill, currently the Vice President of Finance and Chief Financial Officer of SmarterKids.com, will serve as the Chief Financial Officer of LearningStar and Judith McGuinn, currently the Chief Operating Officer of Earlychildhood, will serve as the Chief Operating Officer of LearningStar.

Ownership of LearningStar following the Combination (see page    )

   Upon completion of the combination, approximately 20,668,849 shares of LearningStar common stock will be issued to former holders of SmarterKids.com common stock, and options to purchase SmarterKids.com common stock will be converted into the right to purchase an aggregate of approximately 4,774,950 shares of LearningStar common stock. Upon completion of the combination, warrants to purchase SmarterKids.com common stock will be converted into the right to purchase approximately 217,292 shares of LearningStar common stock. As a result of the combination, we estimate that former holders of SmarterKids.com common stock and options and warrants therefor will own approximately one-third of the capital stock of LearningStar.

   Approximately 44,841,828 shares of LearningStar common stock will be issued to former holders of Earlychildhood membership interests, and options to purchase an aggregate of 3.33% of the outstanding membership interests in Earlychildhood will be converted into the right to purchase an aggregate of 1,546,747 shares of LearningStar common stock. As a result of the combination, we estimate that the holders of membership interests in Earlychildhood and options therefor will own approximately two-thirds of the capital stock of LearningStar.

   Immediately prior to the completion of the combination, the directors and executive officers of SmarterKids.com and their affiliates and the members of the management committee and executive officers of Earlychildhood and their affiliates will own, in the aggregate, approximately 9.5% and 62.2%, respectively, of the fully-diluted outstanding capital stock of LearningStar.

   After the combination is completed, North Bridge Venture Partners III, L.P. and Commonwealth Capital Ventures II, L.P., the two largest stockholders of SmarterKids.com, will own approximately 4.1% and 2.6%, respectively, of the capital stock of LearningStar. Educational Simon, L.L.C. and QTL Corporation, the two largest holders of membership interests in Earlychildhood, will own approximately 32.7% and 26.6%, respectively, of the fully-diluted capital stock of LearningStar after the combination is completed.

Comparison of Shareholder Rights (see page    )

   Upon completion of the combination, stockholders of SmarterKids.com and members of Earlychildhood will become stockholders of LearningStar. The rights of the holders of LearningStar capital stock will be governed by Delaware law, the restated certificate of incorporation and the amended and restated bylaws of LearningStar. See the section entitled "Comparison of Rights of Holders of LearningStar Common Stock, SmarterKids.com Common Stock and Earlychildhood
Membership Interests" which begins on page     of this proxy statement-
prospectus.

Regulatory Approvals (see page    )

   SmarterKids.com and Earlychildhood are not aware of any governmental approvals or actions that are required to complete the combination. Should any approval or action be required, SmarterKids.com and Earlychildhood currently plan to seek the approval or take the necessary action.

                        SUMMARY SELECTED FINANCIAL DATA

   We are providing the following summary financial information to aid you in your analysis of the financial aspects of the combination. This information should be read in conjunction with the historical financial statements of SmarterKids.com, Earlychildhood and Educational Products, Inc., or EPI, a wholly-owned subsidiary of Earlychildhood, included elsewhere in this proxy statement-prospectus.

           SMARTERKIDS.COM SUMMARY SELECTED HISTORICAL FINANCIAL DATA
                     (in thousands, except per share data)

   The following statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from the audited financial statements of SmarterKids.com included elsewhere in this proxy statement-prospectus. The statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 are derived from the audited financial statements of SmarterKids.com not included in this proxy statement-prospectus. Historical results are not indicative of the results to be expected in the future.

                                              Year Ended December 31,
                                   --------------------------------------------------
                                    1996     1997     1998      1999      2000
                                   -------  -------  -------  --------  --------
Statement of Operations Data:
  Revenues........................ $ 1,240  $ 1,416  $ 2,300  $  5,421  $ 10,206
  Gross profit....................     833      925    1,372     1,416     2,286
  Loss from operations............  (1,700)    (997)  (3,361)  (35,480)  (34,509)
  Net loss........................  (1,649)  (1,014)  (3,342)  (34,728)  (32,674)
  Net loss attributable to common
   stockholders...................  (1,649)  (1,081)  (3,596)  (34,917)  (32,674)
  Basic and diluted net loss per
   common share................... $ (1.10) $ (0.72) $ (2.34) $  (9.20) $  (1.59)
  Shares used to compute basic and
   diluted net loss per common
   share..........................   1,501    1,502    1,534     3,796    20,519
                                              As of December 31,
                                   ---------------------------------------------
                                    1996     1997     1998      1999      2000
                                   -------  -------  -------  --------  --------
Balance Sheet Data:
  Cash and cash equivalents....... $   433  $   293  $ 4,273  $ 55,621  $ 17,557
  Short-term investments..........     --       --       --     11,735    13,831
  Working capital.................     333      110    3,066    60,126    25,293
  Restricted cash.................     199      --       --        500     1,028
  Total assets....................   1,470    1,145    5,504    82,335    43,688
  Long term debt and capital lease
   obligations, net of current
   portion........................     104       41      --         34       685
  Redeemable preferred stock......   3,251    4,011   10,287       --        --
  Stockholders' equity (deficit)..  (2,791)  (3,839)  (7,162)   63,634    32,753

           EARLYCHILDHOOD SUMMARY SELECTED HISTORICAL FINANCIAL DATA
                     (In thousands, except per share data)

   The following statement of operations data for the nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 are derived from the audited consolidated financial statements of Earlychildhood appearing elsewhere in this proxy statement-prospectus. The balance sheet data as of March 31, and December 31, 1998 and the statement of operations data for the year ended March 31, 1998 is derived from the audited consolidated financial statements of Earlychildhood not included in this proxy statement-prospectus. The statement of operations data for the years ended March 31, 1996 and 1997 and the balance sheet data as of March 31, 1996 and 1997 are derived from the unaudited consolidated financial statements of Earlychildhood not included in this proxy statement-prospectus. In the opinion of Earlychildhood's management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements which appear elsewhere in this proxy statement-prospectus and include all adjustments, which are only normal recurring adjustments, necessary for the fair presentation of the financial position and the results of operations for the unaudited periods. The historical results presented herein are not necessarily indicative of future results.

                                                 Nine Months
                               Year Ended           Ended       Years Ended
                               March 31,         December 31,  December 31,
                         ----------------------  ------------ ---------------
                          1996   1997    1998      1998(1)    1999(2)  2000
                         ------ ------- -------  ------------ ------- -------
Statement of Operations
 Data:
 Revenues............... $8,730 $12,698 $18,597    $20,786    $61,034 $80,400
 Operating income
  (loss)................    539     496      22      2,022      4,224 $(1,697)
 Net income (loss)......    342     128    (140)     1,649      2,413 $(3,601)
 Pro forma net loss.....                                              $(2,310)(3)
 Pro forma basic and
  diluted net loss per
  common share(4).......                                              $ (0.05)
 Shares used to compute
  pro forma basic and
  diluted net loss per
  common share (4) .....                                               44,764
                            As of March 31,           As of December 31,
                         ----------------------  ----------------------------
                          1996   1997    1998        1998      1999    2000
                         ------ ------- -------  ------------ ------- -------
Balance Sheet Data:
 Cash and cash
  equivalents........... $  110 $    92 $   --     $    29    $   151     181
 Working capital........    564     554     301        884      7,959  11,877
 Total assets...........  3,583   4,851   6,116      8,443     28,915  38,142
 Notes payable, net of
  current portion.......  1,595   1,911   1,986      2,116      9,087   7,250
 Members' equity........    641     736     590      2,054     10,494  18,436

(1) Prior to April 1, 1998, the fiscal years of both Earlychildhood and its affiliate, QTL Corporaton, or QTL, ended on March 31. On April 1, 1998, both Earlychildhood and QTL changed their fiscal years to end on December
     31. Accordingly, the fiscal year ended December 31, 1998 consists of nine months.
(2) On May 5, 1999, Earlychildhood acquired EPI, a Texas-based wholesaler of educational products. The financial information reflects the combined results of Earlychildhood's operations and the operations of EPI subsequent to May 5, 1999.

(3) Pro forma net income for the year ended December 31, 2000 reflects the pro forma income tax effect of Earlychildhood's loss being subject to federal and state income taxes as a C corporation. See Note 13 to the consolidated financial statements of Earlychildhood included elsewhere in this proxy statement-prospectus.
(4) Assumes the exchange of the weighted average membership interests outstanding in Earlychildhood for common stock of LearningStar at the exchange ratios set forth in the combination agreement. See the section entitled "The Combination--General" in this proxy statement-prospectus.

       SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL
                                  INFORMATION
                     (In thousands, except per share data)

   Presented below is summary selected unaudited pro forma condensed combined financial information that is intended to give you a better understanding of what the SmarterKids.com and Earlychildhood results might have looked like had they always been combined. The companies would have performed differently had they been combined, and you should not rely on the pro forma information as being indicative of the historical results that would have been achieved or the future results that we will experience after the combination. The information below does not reflect cost savings that are expected as a result of the combination or any charges that may be incurred as a result of the combination. This summary selected unaudited pro forma condensed combined financial information should be read in conjunction with the Unaudited Pro Forma Condensed Combined Financial Information included elsewhere in this proxy statement-prospectus.

                                                                   Year Ended
                                                                  December 31,
                                                                      2000
                                                                  ------------
Unaudited Pro Forma Condensed Combined Statement of Operations
 Data:
  Revenues.......................................................   $ 90,606
  Loss from operations...........................................    (39,344)
  Net loss.......................................................    (39,127)
  Basic and diluted net loss per share...........................   $  (0.60)
  Weighted average number of basic and diluted shares
   outstanding...................................................     65,433

                                                                      As of
                                                                   December 31,
                                                                       2000
                                                                   ------------
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
  Cash and cash equivalents.......................................   $ 17,738
  Short-term investments..........................................     13,831
  Working capital.................................................     33,329
  Restricted cash.................................................      1,028
  Total assets....................................................     97,588
  Long-term debt and capital lease obligations, net of current
   portion........................................................      7,935
  Stockholders' equity............................................     63,105

                           COMPARATIVE PER SHARE DATA

   The table below summarizes certain per share information of SmarterKids.com and Earlychildhood. In addition, we have summarized certain per share information of the combined company on an unaudited pro forma basis assuming that the combination had been completed at the beginning of the periods presented. The equivalent pro forma per share information for SmarterKids.com is the same as the pro forma combined per share information, because SmarterKids.com common shares convert into shares of the combined company on a one-for-one basis. Pro forma combined dividends declared are not presented because LearningStar does not expect to pay dividends. All per share information relating to Earlychildhood assumes exchange of the membership interests for common stock of the combined company at the exchange ratios set forth in the combination agreement. SmarterKids.com paid no dividends during the periods presented below. This comparative per share information should be read together with the Unaudited Pro Forma Combined Condensed Financial Information and the separate historical financial statements of each of SmarterKids.com, Earlychildhood and EPI and the respective notes thereto, included elsewhere in this proxy statement-prospectus. The pro forma information is presented for illustrative purposes only and does not necessarily indicate what the operating results or financial position of the combined company would have been if the combination had been completed at the beginning of the periods presented.

                                                                     Year Ended
                                                                    December 31,
                                                                        2000
                                                                    ------------
SMARTERKIDS.COM--HISTORICAL:
  Net loss per share--basic and diluted............................    $(1.59)
  Book value per share(1)..........................................    $ 1.58

EARLYCHILDHOOD--HISTORICAL:
  Net loss per share--basic and diluted(2).........................    $(0.05)
  Book value per share(1)..........................................    $ 0.41
  Equity distributions per share...................................    $ 0.01

PRO FORMA COMBINED:
  Net loss per share--basic and diluted............................    $(0.60)
  Book value per share(3)..........................................    $ 0.96

--------

(1) The historical book value per share is computed by dividing total stockholders' equity by the actual number of common shares outstanding at the end of the period in the case of SmarterKids.com, and by the common shares assumed to be outstanding at the end of the period in the case of Earlychildhood because its historical legal structure was that of a limited liability company. Accordingly, to facilitate comparison, per share amounts of Earlychildhood reflect the number of shares of LearningStar common stock into which the outstanding Earlychildhood membership interests would convert.
(2) See Note 2 to the consolidated financial statements of Earlychildhood included elsewhere in this proxy statement-prospectus.
(3) The pro forma combined book value per share is computed by dividing total pro forma stockholders' equity by the pro forma number of shares outstanding at the end of the period.

                                MARKET DATA

   SmarterKids.com common stock is traded on the Nasdaq National Market under the symbol "SKDS." The table below presents trading information for
SmarterKids.com common stock for November 13, 2000 and       , 2001. November
13, 2000 was the last full trading date prior to the public announcement of the
proposed combination.       , 2001 was the last practicable trading day for
which information was available prior to the date of the first mailing of this proxy statement-prospectus.

                                                                 SmarterKids.com
                                                                  Common Stock
                                                                 ---------------
                                                                  High     Low
                                                                 ---------------
November 13, 2000............................................... $ 2.125 $ 1.875
      , 2001....................................................

   The market price of SmarterKids.com common stock fluctuates. As a result, we urge you to obtain current quotations for the SmarterKids.com common stock.

   Earlychildhood membership interests are not publicly traded.

                                  RISK FACTORS

   In addition to the other information contained in this proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for approval and adoption of the combination agreement and the transactions contemplated thereby. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this proxy statement-prospectus.

                        Risks Related to the Combination

LearningStar may fail to realize the anticipated benefits of the combination, causing LearningStar's revenues and market price to decline.

   The combination involves the integration of two companies that have previously operated independently. We cannot assure you that the respective operations of SmarterKids.com and Earlychildhood can be integrated without encountering difficulties. The success of the combination will depend, in large part, on the ability of SmarterKids.com, Earlychildhood and LearningStar to realize the anticipated growth opportunities and synergies from combining the business of SmarterKids.com with the business of Earlychildhood. If members of the LearningStar management team are not able to develop strategies and implement a business plan that achieves and the other objectives described below, the anticipated benefits of the combination may not be realized. In particular, anticipated growth in revenue, earnings before interest, taxes, depreciation and amortization, or "EBITDA," and cash flow may not be realized, which could cause a decline in the market price of shares of LearningStar common stock. We cannot assure you whether and to what extent the integration and consolidation of Earlychildhood and SmarterKids.com will achieve increased revenues, cost savings or operating synergies. To realize the anticipated benefits of this combination, members of the LearningStar management team must develop strategies and implement a business plan that will achieve the following objectives:

  . effectively combine Earlychildhood's children's product catalog and school fund-raising programs with SmarterKids.com's e-commerce technology and infrastructure;

  . successfully take advantage of the anticipated opportunities for cross-promoting and cross-selling Earlychildhood's and SmarterKids.com's products and services and for increasing revenues from the sale of products, services and information;

  . effectively and efficiently integrate SmarterKids.com's and Earlychildhood's policies, procedures and operations;

  . successfully retain and attract key employees, including operating management and key technical personnel, during a period of transition and in light of the competitive employment market; and

  . while integrating Earlychildhood's and SmarterKids.com's operations and significant facilities, which are located in California, Florida, Georgia, Massachusetts, Pennsylvania and Texas, maintain adequate focus on the core businesses of the combined company in order to take advantage of competitive opportunities and to respond to competitive challenges.

Fluctuations in market prices may cause the value of the shares of LearningStar common stock that you receive in the combination to be less than the value of your shares of SmarterKids.com common stock.

   The perceived or actual value of the shares of LearningStar common stock received by SmarterKids.com stockholders in the combination could vary depending on fluctuations in the market price of SmarterKids.com common stock. Upon completion of the combination, each outstanding share of SmarterKids.com common stock will be converted into, and each outstanding membership interest in Earlychildhood will be exchanged for, shares of LearningStar common stock. The ratios at which the shares and membership interests will be converted or exchanged, as applicable, are fixed. There will be no adjustment for changes in the market price of

SmarterKids.com common stock. As a result, the perceived or actual value of the shares of LearningStar common stock received by SmarterKids.com stockholders in the combination could vary depending on fluctuations in the market price of SmarterKids.com common stock. SmarterKids.com common stock has historically experienced significant volatility and its market price has recently fallen below $1.00. Stock price volatility may result from a variety of factors that are beyond SmarterKids.com's or LearningStar's control, including changes in its businesses, operations and prospects, regulatory considerations, general market and economic conditions and specific conditions in the e-retailing market, the children's educational products market and the market for stock of Internet business-to-consumer companies.

   Earlychildhood's membership interests are not publicly traded and, as such, the value of the shares of LearningStar common stock received by holders of Earlychildhood membership interests in the combination will not vary as a result of market fluctuations. However, the value attributed to Earlychildhood and to its membership interests may be impacted by changes in the market price of SmarterKids.com common stock. Earlychildhood is not permitted to "walk away" from the combination or resolicit the vote of the holders of its membership interests solely because of a decrease or successive decreases in the market price of SmarterKids.com common stock.

   The price of SmarterKids.com common stock at the closing of the combination may vary from its price on the date of this proxy statement-prospectus and on the date of the special meeting. Because the closing date of the combination will be later than the date of the special meeting, the price of SmarterKids.com common stock on the date of the special meeting may not be indicative of its price on the closing date.

LearningStar common stock may not achieve a valuation that fully reflects the true value of the combined company.

   Shares of LearningStar common stock may not achieve a valuation on the public market that fully reflects the true value of the combined company, including its synergies and benefits. LearningStar will be a provider of children's educational products and its business model will include both web-based and traditional catalog sales of products and services to the home and school markets. Financial analysts and investors may have difficulty identifying and applying measures of financial performance that reflect the value of the combined company. The market value of shares of common stock generally reflects a "multiple" of selected measures of financial performance, such as operating profits or earnings per share. The multiple for shares of LearningStar common stock may be based on the financial performance of SmarterKids.com, or it may be based on the financial performance of Earlychildhood.com, or it may reflect a "blending" of the two. The ultimate basis upon which the market values the combined entity's stock may not be indicative of the true value of LearningStar.

If we do not complete the combination, it could negatively impact
SmarterKids.com and the price of its common stock.

   If the combination is not completed, SmarterKids.com may be subject to a number of material risks, including the following:

  . SmarterKids.com may be required to pay Earlychildhood a termination fee of $1,300,000 or reimburse Earlychildhood's out-of-pocket expenses incurred in connection with the combination up to a maximum of $350,000;

  . To the extent that the current market price of SmarterKids.com common stock reflects a market assumption that the combination will be completed and that the value of the combined company will be greater than the value of SmarterKids.com on a stand-alone basis, the market price of SmarterKids.com common stock may decline if the combination is not completed; and

  . SmarterKids.com must pay certain costs related to the transaction, such as legal and accounting fees and expenses and financial advisor expenses, even if the combination is not completed.

As a result of the combination, you will experience immediate and substantial dilution with respect to your shares of SmarterKids.com common stock which will diminish your control of the combined company.

   The completion of the combination will result in immediate and substantial dilution to the SmarterKids.com stockholders because, as a result of the combination, the ownership of SmarterKids.com stockholders will decrease from 100% of SmarterKids.com to approximately one-third of LearningStar. Dilution refers to a decrease in the percentage ownership interest of a company that a share of stock represents. This dilution will result in SmarterKids.com's stockholders having less control over the combined company.

Certain SmarterKids.com executive officers and directors have interests that may influence them to support the combination which are not applicable to SmarterKids.com stockholders generally.

   The receipt of compensation or other benefits in the combination, including the accelerated vesting of stock options, the provision of employment or consulting arrangements or other severance packages, or the continuation of indemnification arrangements for current executive officers and directors of SmarterKids.com following completion of the combination may influence these SmarterKids.com executive officers and directors to support the combination.

   A number of executive officers and directors of SmarterKids.com have employment or severance agreements or benefit arrangements that provide them with interests in the combination that differ from yours as a stockholder of SmarterKids.com generally. Following the completion of the combination, Al Noyes, Chief Operating Officer of SmarterKids.com, will serve as Chief Executive Officer of LearningStar and Robert Cahill, Vice President of Finance and Chief Financial Officer of SmarterKids.com, will serve as Chief Financial Officer of LearningStar. Al Noyes and Michael Kolowich, a current director of SmarterKids.com, will become directors of LearningStar as the two designees of SmarterKids.com.

   Upon the completion of the combination, David Blohm, President and Chief Executive Officer of SmarterKids.com, will enter into an 18-month consulting agreement with LearningStar. Upon expiration of the 18-month consulting period, LearningStar shall provide Mr. Blohm with severance payments for 24 months. For more information on the interests of certain SmarterKids.com executive officers and directors, please see the section entitled "The Combination--Interests of Certain Persons in the Combination."

There may be sales of a substantial amount of LearningStar common stock after the combination is completed, and these sales could cause the price of LearningStar common stock to decline.

   After the expiration of 180 days from the completion of the combination the
lock-up restrictions to which   shares of LearningStar common stock are subject
will expire, and these shares may be sold on the public market. Sales of such shares could cause the price of LearningStar's common stock to fall. In connection with the combination agreement, each of the directors and executive officers and certain significant stockholders of SmarterKids.com, as well as each of the members of the Earlychildhood management committee, each Earlychildhood executive officer and holders of membership interests in Earlychildhood, entered into lock-up agreements with LearningStar. Pursuant to these lock-up agreements, all of the shares of LearningStar common stock received by these persons in connection with the combination may not be sold for a period of 180 days from completion of the combination. Upon the expiration of the lock-up agreements, these securities may be sold in the future to the extent permitted under Rule 144, Rule 145 or another exemption under the Securities Act or upon the effectiveness of a resale registration statement with respect to such shares. Following the completion of the combination, LearningStar will register some or all of such shares on a resale shelf or other resale registration statement. The excess supply of LearningStar common stock created by these sales may cause the LearningStar stock price to decline.

                     Risks Relating to the Combined Company

SmarterKids.com has incurred significant operating losses to date, and failure to increase SmarterKids.com's revenues while reducing operating costs could prevent LearningStar from achieving profitability.

   LearningStar will need to generate greater revenues and operating profits while significantly reducing costs and operating expenses in order to achieve profitability. Earlychildhood incurred a pro forma net loss of

$2.3 million for the twelve months ended December 31, 2000. SmarterKids.com incurred a net loss of $32.8 million for the twelve months ended December 31, 2000 and has not achieved profitability on a quarterly or annual basis. SmarterKids.com's revenues may not continue to grow and SmarterKids.com may never generate sufficient revenues to achieve profitability, which could negatively impact LearningStar's results of operations. SmarterKids.com has incurred significant losses since its inception and may incur losses in the future. Continuing losses by SmarterKids.com or Earlychildhood could significantly reduce LearningStar's ability to achieve profitability and result in a decline of its stock price.

If SmarterKids.com or Earlychildhood fails to obtain all required consents or waivers, third parties may alter or terminate existing contracts.

   Earlychildhood is required to obtain the consent of the lenders under its existing credit facility to complete the combination. If Earlychildhood is unable to obtain the lenders' consent, the credit facility could be declared in default and any borrowings under the credit facility would become due and payable. As of December 31, 2000, approximately $12.4 million was outstanding under the credit facility, consisting of a $3.5 million revolving line of credit and a $10.0 million term loan with approximately $8.9 million outstanding. In addition, certain other agreements with tenants, suppliers, customers, landlords or other parties may require Earlychildhood or SmarterKids.com to obtain the consents or waivers of these parties in connection with the combination. If Earlychildhood or SmarterKids.com fails to obtain all of the necessary consents and waivers, third parties may alter or terminate existing contracts, require accelerated payment of funds, attach penalties and, potentially, assert other claims with respect thereto. Any one or more of the foregoing events could increase LearningStar's costs, and ultimately decrease LearningStar's revenues following the combination.

Additional financing may not be available when needed or may only be available on terms that could adversely affect LearningStar's business.

   The businesses of SmarterKids.com and Earlychildhood are capital intensive. The integration and expansion of their businesses will require a significant commitment of resources, including, but not limited to, the expansion or addition of existing leased warehouse space and associated equipment, and additional hardware and software to expand internal networks and external Internet-based operations. Both businesses require significant levels of inventory leading up to their peak business periods, which Earlychildhood funds via a revolving line-of-credit. Earlychildhood's management has commenced discussions with financial institutions to change the terms of its borrowing arrangements. The objective of changing the terms is to provide Earlychildhood with a greater flexibility in meeting seasonal working capital needs and providing additional funding for continued growth. If Earlychildhood is unable to change the terms of its borrowing arrangements to meet its objectives, short-term revenue growth may be reduced. Earlychildhood's ability to fund its operations, make scheduled debt payments and planned capital expenditures and to remain in compliance with its financial covenants under its credit facility depends on its future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond its control. If cash from available sources is insufficient for these purposes, LearningStar may need to raise additional capital. Additional financing, if needed, may not be available on satisfactory terms or at all. In addition, any additional issuance of equity or equity-related securities to raise capital would be dilutive to existing LearningStar stockholders. Any debt financing may result in additional restrictions on SmarterKids.com's, Earlychildhood's or LearningStar's ability to pay dividends, which could cause LearningStar's stock price to decline.

Each of SmarterKids.com's and Earlychildhood's businesses are highly seasonal, causing each company to be overly dependent on a single quarter for annual revenues.

   Seasonal shopping patterns affect SmarterKids.com's business. A significant portion of SmarterKids.com's sales occurs in the fourth quarter, coinciding with the holiday shopping season. As such, SmarterKids.com's results of operations for the entire year depend largely on its fourth quarter results. Factors that could cause SmarterKids.com's sales and profitability to suffer include:

  .  the availability of, and customer demand for, particular products;

  .  unfavorable economic conditions which lowers consumer spending;

  .  the inability to hire adequate temporary personnel;

  . the inability to purchase or maintain appropriate inventory levels of high-demand product; and

  . a late Thanksgiving, which reduces the number of shopping days between Thanksgiving and the holiday season.

   Earlychildhood's business is also subject to seasonality. A significant portion of Earlychildhood's sales occurs in the third quarter, coinciding with the start of the U.S. school year. As a result, Earlychildhood's results of operations for the entire year depend largely on its third quarter results. Factors that could cause Earlychildhood's sales and profitability to suffer include:

  .  the availability of and customer demand for particular products;

  .  unfavorable economic conditions; and

  .  the inability to maintain appropriate inventory levels.

Affiliates of Earlychildhood will have significant influence over LearningStar which could limit other LearningStar stockholders' ability to influence corporate decisions.

   After completion of the combination two of the largest holders of membership interests in Earlychildhood will own, in the aggregate, approximately 59.3% of the common stock of LearningStar on a fully-diluted basis. As a result, these stockholders, if they act together will be able to control all matters requiring approval of a majority of the LearningStar stockholders, including any merger, sale of assets and other significant corporate transactions. This control could:

  .  delay or prevent a change of control of LearningStar;

  . deprive LearningStar stockholders of an opportunity to receive a premium for their common stock as a part of a sale of LearningStar or its assets; and

  .  negatively affect the market price of the LearningStar common stock.


LearningStar's operations could be disrupted if SmarterKids.com's or Earlychildhood's information systems fail independently or as part of the integration.

   LearningStar's success will be highly dependent upon the successful integration of each of SmarterKids.com's and Earlychildhood's hardware and software systems. Failure to successfully integrate these technologies could result in LearningStar's operations being slowed or interrupted, reducing the performance of websites, fulfillment operations and customer service.

   Both SmarterKids.com's and Earlychildhood's businesses depend on the efficient and uninterrupted operation of their computer and communications software and hardware systems. Both companies regularly make investments to maintain, enhance and replace their individual systems. Each must assess and, if deemed necessary, appropriately expand the capacity of their information systems to accommodate the anticipated growth of the combined company or its operations could suffer.

   In addition, continued customer access to both SmarterKids.com's and Earlychildhood's websites is important to LearningStar's success and the perception of its brand. Both websites may experience occasional system interruptions that make their website unavailable or prevent their company from efficiently fulfilling orders. These interruptions may reduce the volume of goods sold, the attractiveness of products and services offered and damage Earlychildhood's, SmarterKid.com's and LearningStar's reputation. Earlychildhood and SmarterKids.com may require additional software and hardware to upgrade the systems and network infrastructure of their websites to accommodate increased traffic and sales volume. Neither SmarterKids.com nor Earlychildhood can accurately project the rate or timing of any increases in traffic or sales volume on their individual websites and, therefore, the integration and timing of these upgrades are uncertain.

   Earlychildhood also depends heavily on software which is utilized in its order-taking, customer service, inventory management, and fulfillment operations. If problems with this software develop, Earlychildhood's operations could be slowed or interrupted, reducing the volume of goods sold and shipped and the attractiveness of products, services and information offered, causing damage to its reputation.

   Neither SmarterKids.com nor Earlychildhood have a formal recovery plan to prevent delays or other complications arising from information systems failure. Neither company's business interruption insurance may adequately compensate them for losses that may occur.

SmarterKids.com and Earlychildhood are subject to intense competition which may impede or prevent LearningStar from attaining greater market share and could impair the growth of its revenues.

   Intense competition and increased consolidation, which could result in one company's dominance in the marketplace, may result in loss of market share for LearningStar and ultimately reduce its revenues. Some of SmarterKids.com's direct competitors are specialty educational and creative toy and game retailers such as Zany Brainy and Learning Express. These retailers are continuing to expand and could impede SmarterKids.com's ability to increase its sales. SmarterKids.com is also subject to competition from mass market retailers and discounters such as Toys "R" Us, WalMart and Target which have greater brand recognition and greater financial, marketing and other resources than SmarterKids.com. SmarterKids.com could be at a disadvantage in responding to these competitors' merchandising and pricing strategies, advertising campaigns and other initiatives. Several of these competitors, including Toys "R" Us, have launched successful Internet shopping sites that compete with SmarterKids.com and educational "boutique" areas within their retail sites. In addition, an increase in focus on the specialty retail market or the sale by these competitors of additional products similar to SmarterKids.com's could cause SmarterKids.com to lose market share. SmarterKids.com faces growing competition from Internet-only retailers, such as Amazon.com, which may have a cost advantage over SmarterKids.com and reach a broader market, as well as non-toy specialty retailers, which compete with SmarterKids.com's children's educational product business and could limit SmarterKids.com's ability to expand in these markets.

   SmarterKids.com's sales and profitability could suffer if:

  . new competitors enter markets in which SmarterKids.com is currently operating;

  .  SmarterKids.com's competitors implement aggressive pricing strategies;

  .  SmarterKids.com's competitors expand their operations;

  . SmarterKids.com's suppliers sell their products directly or enter into exclusive arrangements with SmarterKids.com's competitors; or

  . SmarterKids.com's competitors adopt innovative merchandising strategies that are similar to those of SmarterKids.com.

   Earlychildhood's direct competitors are educational supply companies such as School Specialty, Inc., Lakeshore Learning Materials, The Kaplan Companies, ABC School Supply, Inc., Beckley Cardy Co., U.S. Toy Company, Childcraft Education Corp., and J.L. Hammett Co.'s Earlychildhood Division.

  There has been consolidation among these competitors over the last several years; specifically, Beckley Cardy and Childcraft Education have all been purchased by School Specialty, Inc. Some of Earlychildhood's competitors, such as The Kaplan Companies and School Specialty, Inc. have launched successful websites which offer both products and information that compete with Earlychildhood's website.

   Earlychildhood manufactures products domestically and develops products internationally to offer low-cost, higher margin company-developed products. If one of its competitors pursued an aggressive manufacturing program, a competing line of similar company-developed products could cause Earlychildhood to lose market share.

   In addition, capital requirements in the school supply distribution industry are low, and there are few barriers to entry. A number of industry participants (including Discount School Supply and EPI) have grown consistently, buoyed by strong industry fundamentals. Attracted by this growth, entrants could potentially re-create Earlychildhood's successful operating strategies, which could cause additional loss of market share for LearningStar.

   Earlychildhood's sales and profitability could suffer if:

  . new competitors enter markets in which Earlychildhood is currently operating;

  .  Earlychildhood's competitors implement aggressive pricing strategies;

  .  Earlychildhood's competitors expand their operations; or

  . Earlychildhood's competitors recreate its operating strategies, specifically the importation and manufacture of company-developed products.

If LearningStar's suppliers and distributors do not provide sufficient quantities of products, LearningStar's sales and profitability will suffer.

   LearningStar's dependence on its principal suppliers and distributors involves risk, and if there is a disruption in supply from a principal supplier or distributor, LearningStar may be unable to obtain the merchandise it desires to sell. Should a disruption in supply occur, LearningStar's customers may seek other sources for products which may lead to a decline in sales. In addition, LearningStar's sales also could decline if key specialty suppliers sell more products through mass-market retailers. In either of these cases, LearningStar may be required to discount product in order to regain customer loyalty and its profits would suffer.

If LearningStar's suppliers and distributors alter purchasing terms, LearningStar's margins and profitability will suffer.

   Many of SmarterKids.com's and Earlychildhood's suppliers currently provide them with incentives, such as return privileges, volume purchasing allowances and cooperative advertising. A reduction or discontinuation of these incentives could increase costs and decrease LearningStar's margins and profitability.

If a shipment of products that LearningStar imports is interrupted or delayed, inventory levels and sales could decline.

   LearningStar will import some of its product offerings from foreign manufacturers. These foreign manufacturers are located in countries such as Japan, China, Taiwan, Germany and South Korea, among others. LearningStar will be subject to the following risks inherent in relying on foreign manufacturers:

  .  the inability to return products which could result in excess inventory;

  . fluctuations in currency exchange rates which could aversely affect LearningStar's financial condition;

  . transportation delays and trade restrictive actions by foreign governments which could result in delays in shipping products to LearningStar customers;

  . the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes and;

  .  trade infringement claims.

   Interruptions or delays in LearningStar's imports could cause shortages in product inventory and a decline in LearningStar's sales unless it secures alternative supply arrangements. Even if LearningStar could locate alternative sources, these alternative products may be of lesser quality or more expensive. LearningStar's sales could also suffer if its suppliers experience similar problems with foreign manufacturers.

SmarterKids.com, Earlychildhood and LearningStar may be exposed to product liability lawsuits and other claims if they fail to comply with government and toy industry safety standards.

   Children can sustain injuries from toys and other educational products. Each of SmarterKids.com, Earlychildhood and LearningStar may be subject to claims or lawsuits resulting from such injuries. There is a risk that claims or liabilities may exceed all of SmarterKids.com's, Earlychildhood's and LearningStar's insurance coverage. Moreover, each of SmarterKids.com, Earlychildhood and LearningStar may be unable to retain adequate liability insurance in the future. SmarterKids.com, Earlychildhood and LearningStar are also subject to regulation by the Consumer Product Safety Commission and similar state regulatory authorities and their products could be subject to recalls and other actions by such authorities.

SmarterKids.com, Earlychildhood and LearningStar may be unable to protect their respective intellectual property, which could impair brand and reputation.

   Efforts by SmarterKids.com, Earlychildhood and LearningStar to protect their proprietary rights may be inadequate. Each company regards its intellectual property as important to the marketing strategy of the combined company. To protect their proprietary rights, SmarterKids.com, Earlychildhood and LearningStar generally rely on copyright, trademark and trade secret laws, confidentiality agreements with employees and third parties and license agreements with consultants and suppliers. However, a third party could, without authorization, copy or otherwise appropriate information from any of the companies. Furthermore, with respect to Earlychildhood, whose trademark in Earlychildhood.com is a descriptive mark that has not been and likely will not be registered with the United States Patent and Trademark Office, third parties may use marks similar to Earlychildhood's, potentially diminishing Earlychildhood's brand name and reputation. Employees, consultants and others who participate in development activities could breach their confidentiality agreements, and the companies may not have adequate remedies for any such breach. Each of the companies' failure or inability to protect its proprietary rights could materially decrease their value, and each of the company's individual, as well as the combined company's brand and reputation could be impaired.

The cost of materials used to manufacture products is subject to volatility which could adversely effect LearningStar's results of operations.

   Currently, Earlychildhood manufactures certain products, including non-toxic tempera paints, finger paints, glues and other water-based art mediums. Earlychildhood may, from time to time, experience difficulty in obtaining adequate raw material requirements at competitive prices, and experience shortages of raw materials used in its manufacturing process. The unavailability of raw materials or a substantial increase in their prices would reduce LearningStar's profitability and have a negative impact on its stock price.

Earlychildhood is subject to regulation by federal and state environmental authorities and may be subject to environmental claims relating to its manufacturing processes.

   Earlychildhood's manufacturing operations are subject to numerous federal, state, and local environmental and occupational health and safety laws and regulations, which include laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, workplace exposure, and other matters. If Earlychildhood fails to comply with these environmental laws and regulations, it may incur material liabilities in the form of administrative, civil, or criminal enforcement by government agencies or other parties which would reduce LearningStar's profitability and have a negative impact on its stock price.

   Although at this time neither Earlychildhood nor LearningStar is required to make any material capital expenditures, in the future Earlychildhood and/or LearningStar may be required to make material capital expenditures to remain in compliance with applicable environmental laws and regulations. In the future, Earlychildhood or LearningStar may also be required to make expenditures to maintain environmental control systems, to remedy spills or leaks of toxic materials stored in its facilities, or to dispose of hazardous materials like batteries required in its manufacturing process. Such expenditures could reduce LearningStar's profitability. In addition, the adoption of new environmental laws and regulations, changes in existing laws and regulations, or their interpretation, stricter enforcement of existing laws and regulations, or governmental or private claims for damage to persons, property, or the environment resulting from its business may force LearningStar to expend additional capital and resources on environmental compliance.

Provisions of LearningStar's charter and bylaws and Delaware law may have anti-takeover effects that could prevent a change in control of LearningStar.

   Certain provisions of the LearningStar's restated certificate of incorporation and amended and restated bylaws and Delaware law may have the effect of delaying or preventing a change of control of LearningStar and, therefore, could adversely affect the price of the LearningStar common stock.


   The LearningStar restated certificate of incorporation authorizes the LearningStar board of directors to issue, without shareholder approval, shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of LearningStar common stock. The issuance of LearningStar preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of LearningStar's common stock or limit the price that investors might be willing to pay in the future for shares of LearningStar's common stock. The LearningStar restated certificate of incorporation and amended and restated bylaws also provide that:

  . the LearningStar board of directors may adopt, amend or repeal the bylaws or any provision of the restated certificate of incorporation of LearningStar, however, the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of the capital stock of LearningStar voting as a single class is required to adopt, amend or repeal the amended and restated bylaws or any provision of the LearningStar restated certificate of incorporation or;

  .  LearningStar stockholders may not take any action by written consent;

  . special meetings of LearningStar stockholders may be called only by the chairman of the board of directors or a majority of the LearningStar board of directors and business transacted at any special meeting shall be limited to matters relating to the purposes set forth in the notice of the special meeting; and

  . the LearningStar board of directors will be divided into three classes serving staggered three-year terms.

   In addition, following the completion of the combination, LearningStar will be subject to certain "anti-takeover" provisions of the Delaware General Corporation Law which, subject to certain exceptions, restrict certain transactions and business combinations between a corporation and a shareholder owning 15% or more of the corporation's outstanding voting stock (an "interested shareholder") for a period of three years from the date the shareholder becomes an interested shareholder.

   For more information, please see the section entitled "Description of Capital Stock of LearningStar--Anti-Takeover Effects of Certain Provisions of LearningStar's Charter and Bylaws and Delaware Law."

The imposition of state sales tax and other tax obligations on e-commerce could negatively affect LearningStar's financial performance and limit
SmarterKids.com's and Earlychildhood's growth.

   Neither SmarterKids.com nor Earlychildhood currently collects state sales and use taxes or other similar taxes with respect to its marketing of products to customers in states where it does not have a tax "nexus." It is possible that the combination and potential changes in the way that SmarterKids.com and Earlychildhood do business after the combination could result in LearningStar being more broadly subject to sales and use tax collection responsibilities or to state income taxes which could reduce LearningStar's revenues or profits.

   A number of proposals have been made at the federal, state, local and international levels that would impose taxes on the sale of goods and services through the Internet in circumstances where no tax or tax collection responsibility is presently thought to be imposed. These proposals, if adopted, could substantially impair the growth of e-commerce and the business prospects and growth of LearningStar.

   Any or all of these potential changes and developments, either in the combined companies' methods of operations or the tax rules that govern them, could adversely affect the combined companies' future results of operations and financial condition. In particular, the broader imposition of sales and use tax collection responsibilities would increase the direct cost to customers of the combined companies' products, as well as increasing the administrative and overhead costs associated with the collection and payment of such taxes. LearningStar's competitive position could be weakened relative to local competitors who are already subject to such tax collection requirements and non-local competitors who might still be free of such requirements.

   In addition, there is currently in effect in the United States a three-year moratorium expiring on October 20, 2001 on new state and local taxes on Internet access and "multiple or discriminatory" taxes on e-commerce. Sales or use taxes imposed on those buying or selling products or services over the Internet are not generally affected by this moratorium. The full effect of this moratorium on SmarterKids.com's and Earlychildhood's business is not clear. To the extent that the moratorium provides a material benefit, its expiration on October 20, 2001 could adversely affect LearningStar's business, results of operations and financial condition.

   For a discussion of certain state tax and other tax considerations applicable to the Earlychildhood business, please see the subsection entitled "Regulatory Environment" contained in the section entitled "Earlychildhood-- Business."

The combination is likely to significantly limit SmarterKids.com ability to use accumulated net operating loss carryovers to reduce future income taxes.

   SmarterKids.com has substantial accumulated net operating loss carryovers, which are available to reduce U.S. federal income tax liabilities in future taxable years. Sections 382 and 383 of the Internal Revenue Code impose significant limitations on the use of carryovers of net operating losses and other items following an "ownership change" as defined in Section 382 of the Internal Revenue Code. SmarterKids.com will likely undergo an ownership change for purposes of these tax rules at the time of the combination. The impact of an ownership change on the ability of a corporation to utilize carryovers involves inherently factual questions, some of which cannot be currently known (including future profitability). In any event, however, while the extent to which the ownership change occurring as a result of the combination will materially affect the utilization of any carryovers cannot be predicted with certainty, such utilization is likely to be significantly limited. SmarterKids.com's stockholders and their advisors should evaluate the combination with the expectation that net operating loss carryovers of SmarterKids.com will not be materially available to offset future taxable income.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

   This proxy statement-prospectus and the documents incorporated by reference in this proxy-statement prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of certain factors, including those set forth in the section entitled "Risk Factors." The safe harbor of the Private Securities Litigation Reform Act of 1995 is not applicable to forward-looking statements made in connection with an initial public offering. Reference is made to the particular discussions set forth under the sections entitled "SmarterKids.com's Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Earlychildhood's Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements include information regarding:

  .  synergies;

  .  efficiencies;

  .  cost-savings;

  .  revenue enhancements;

  .  projected funds from operations; and

  .  the timetable for completion of the combination.

   The sections of this proxy statement-prospectus which contain forward-looking statements include, among others:

  .  ""Questions and Answers About the Combination";

  .  ""Summary'';

  . ""Summary Selected Unaudited Pro Forma Condensed Combined Financial Information";

  .  ""The Combination--Background of the Combination";

  .  ""The Combination--Joint Reasons for the Combination";

  .  ""The Combination--SmarterKids.com's Reasons for the Combination";

  .  ""The Combination--Earlychildhood's Reasons for the Combination";

  .  ""Opinion of J.P. Morgan H&Q, Financial Advisor to SmarterKids.com"; and

  .  ""Unaudited Pro Forma Condensed Combined Financial Information."

   Forward-looking statements in this document or those documents incorporated by reference also include, among other things, statements regarding the intent, belief or expectations of SmarterKids.com, Earlychildhood or LearningStar and can be identified by the use of words such as "may," "will," "should," "believes," "expects," "anticipates," "intends," "estimates" and other comparable terms. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The safe harbor of the Private Securities Litigation Reform Act of 1995 is not applicable to forward-looking statements made in connection with an initial public offering.

   You should understand that the following important factors, in addition to those discussed elsewhere in this document could affect the future results of SmarterKids.com, Earlychildhood, and LearningStar after completion of the combination, and could cause actual results or other outcomes to differ materially from those expressed in the forward-looking statements:

  . inability to manage growth, diversify product offerings and expand in new and existing markets;

  . inability to integrate the operations, brands, personnel and information systems of Earlychildhood and SmarterKids.com or realize the business synergies expected from the combination;

  . changes in general economic and business conditions and in the e-retailing or educational children's products industry in particular;

  .  actions by SmarterKids.com competitors;

  .  unanticipated costs of the combination;

  .  the level of demand for products of Earlychildhood and SmarterKids.com;

  .  changes in SmarterKids.com business strategies; and

  .  other factors discussed under "Risk Factors."

   We urge you not to place undue reliance on forward-looking statements, which speak only as of the date of this document.

   All subsequent written and oral forward-looking statements attributable to SmarterKids.com, Earlychildhood or LearningStar or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. None of SmarterKids.com, Earlychildhood or LearningStar undertakes any obligation to release publicly any revisions to the forward-looking statements in this proxy statement-prospectus to reflect events or circumstances after the date of this proxy statement-prospectus or to reflect the occurrence of unanticipated events.

                                TRADEMARKS

   SmarterKids.com(R), SmarterKids(R), Smart Kids'(R) are registered trademarks of SmarterKids.com. Earlychildhood NEWS(R), Flexitemp(R), Little Bit O' Paint(R), Basic Brights(R), First Art(R), The Imagination Playground(R), BioColor(R), Rainbow(R), Dandi-Li-On(R), Squeezables(R) and LifeLong Learning Starts Here(R) are registered trademarks of Earlychildhood. Earlychildhood(TM) and SchoolWrapPacks(TM) are trademarks of Earlychildhood. This proxy statement-prospectus also contains trademarks or tradenames of companies other than SmarterKids.com or Earlychildhood. All other trademarks and tradenames referred to in this proxy statement-prospectus are property of their respective owners.

                      THE SMARTERKIDS.COM SPECIAL MEETING

Proxy Statement-Prospectus; Date, Time and Place of Special Meeting

   This proxy statement-prospectus is first being furnished to you on or about
     , 2001 in connection with the solicitation of proxies from holders of SmarterKids.com common stock by the SmarterKids.com board of directors for use at the special meeting to be held at the offices of Testa, Hurwitz & Thibeault, LLP, 125 High Street, High Street Tower, 20th Floor, Boston, Massachusetts
02110 on      , 2001 at 10:00 a.m., local time and at any and all adjournments or postponements of the special meeting.

   The information concerning SmarterKids.com has been furnished by SmarterKids.com and the information set forth herein concerning Earlychildhood has been furnished by Earlychildhood. The information concerning LearningStar has been jointly furnished by SmarterKids.com and Earlychildhood.

Purpose of the Special Meeting--Approval and Adoption of the Combination
Agreement

   The special meeting is being held so that stockholders of SmarterKids.com may consider and vote upon a proposal to approve and adopt the combination agreement pursuant to which SmarterKids.com and Earlychildhood will each become a wholly-owned subsidiary of LearningStar. SmarterKids.com stockholders will consider and vote upon any other business that properly comes before the special meeting or any adjournment or postponement of the special meeting. Approval and adoption of the combination agreement will also constitute approval of the combination and the other transactions contemplated by the combination agreement.

   If the stockholders of SmarterKids.com approve and adopt the combination agreement and the transactions contemplated thereby, upon completion of the combination, each outstanding share of SmarterKids.com common stock will be converted into the right to receive one share of LearningStar common stock.

Recommendation of the SmarterKids.com Board of Directors

   The SmarterKids.com board of directors has unanimously determined that the combination of SmarterKids.com and Earlychildhood is advisable and in the best interests of its stockholders. The SmarterKids.com board of directors has unanimously approved the combination agreement and the combination and unanimously recommends that you vote FOR approval and adoption of the combination agreement and the transactions contemplated thereby.

Record Date for the SmarterKids.com Special Meeting; Quorum

   SmarterKids.com's board of directors has fixed the close of business on
     , 2001 as the record date for determination of SmarterKids.com stockholders entitled to notice of, and to vote at, the special meeting. On the
record date, there were     shares of SmarterKids.com common stock outstanding,
held by approximately     holders of record.

   A majority of the outstanding shares of the SmarterKids.com common stock must be represented either in person or by proxy to constitute a quorum at the SmarterKids.com special meeting.

Vote Required for Approval and Adoption of the Combination Agreement

   The affirmative vote of a majority of the shares of SmarterKids.com common stock outstanding on the record date for the special meeting is required to approve and adopt the combination agreement and the transactions contemplated thereby. Each share of SmarterKids.com common stock is entitled to one vote on all matters properly submitted to the SmarterKids.com stockholders at the special meeting.

   Each of SmarterKids.com's directors, executive officers and certain significant stockholders of SmarterKids.com who owned, in the aggregate,
approximately   % of the shares of SmarterKids.com common stock outstanding on the record date for the special meeting have entered into a stockholder support agreement with Earlychildhood pursuant to which, among other things, they have agreed to vote all their shares of SmarterKids.com common stock in favor of the approval and adoption of the combination agreement and the transactions contemplated thereby.

Proxies

   All shares of SmarterKids.com common stock represented by properly executed proxies at the special meeting will, unless the proxies are subsequently revoked, be voted in accordance with the instructions indicated on those proxies. If no instructions are indicated on a properly executed proxy card, the shares will be voted FOR approval and adoption of the combination agreement. You are urged to mark the box on the proxy card to indicate how to vote your shares.

   If a properly executed proxy card is returned and the stockholder has abstained from voting, the SmarterKids.com common stock represented by that proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of approval and adoption of the combination agreement. If your shares are held in an account at a brokerage firm or bank, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker or bank holding shares which indicates that the broker or bank does not have discretionary authority to vote on approval and adoption of the combination agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will have the same effect as a vote against the approval and adoption of the combination agreement and the transactions contemplated thereby. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker.

   Because approval and adoption of the combination agreement requires the affirmative vote of at least a majority of the shares of SmarterKids.com's common stock outstanding on the record date for the special meeting, failures to vote will also have the same effect as a vote against the approval and adoption of the combination agreement and the transactions contemplated thereby.

   The SmarterKids.com special meeting may be adjourned or postponed, including by its chairman, in order to permit further solicitation of proxies. No proxy voted against the proposal to approve the combination agreement will be voted on any proposal to adjourn or postpone the special meeting that is submitted to the stockholders for a vote.

   Business transacted at the special meeting shall be limited to the approval and adoption of the combination agreement and the transactions contemplated and matters relating to the approval and adoption of the combination agreement. If matters relating to the approval and adoption of the combination agreement and the transactions contemplated thereby are properly presented at the special meeting, or at any postponement or adjornment of the special meeting, the persons named as proxies on the proxy card will vote in accordance with their judgment with respect to those matters, unless authority to do so is specifically withheld on the proxy card.

Solicitation of Proxies

   SmarterKids.com will bear the expenses incurred in connection with the printing and mailing of this proxy statement-prospectus. SmarterKids.com will request banks, brokers and other intermediaries holding shares of SmarterKids.com common stock beneficially owned by others to send this proxy statement-prospectus to, and obtain proxies from, the beneficial owners and will reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone, telegram and other electronic means, advertisements and personal solicitation by the directors, officers or employees of SmarterKids.com. No additional compensation will be paid to directors, officers or employees for this solicitation.

   You should not send in any stock certificates with your proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as practicable after completion of the combination.

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

                                THE COMBINATION

   The following discussion summarizes the material aspects of the proposed combination. Detailed terms of, and conditions to, the combination are contained in the combination agreement, a copy of which is attached to this proxy statement-prospectus as Annex A and incorporated herein by reference. Statements made in this proxy statement-prospectus with respect to the terms of the combination are qualified in their entirety by reference to the more detailed information set forth in the combination agreement and the other annexes hereto, each of which is incorporated herein by reference. While we believe that the following description covers the material aspects of the combination, this summary may not contain all of the information that is important to you. You should read this entire proxy statement-prospectus and the other documents we refer to carefully for a more complete understanding of the combination.

General
   The combination will become effective upon:
  . the contribution of all of the outstanding membership interests of Earlychildhood to LearningStar by the holders of those membership interests; and
  . the filing of a certificate of merger with the Secretary of State of Delaware with respect to the merger of S-E Educational Merger Corp., a wholly-owned subsidiary of LearningStar, with and into SmarterKids.com.

   We are working toward completing the combination as quickly as possible. We expect to complete the combination during the spring of 2001.

   At the effective time of the combination, each share of SmarterKids.com common stock outstanding immediately prior to the effective time will be converted into the right to receive one share of LearningStar common stock. Also at the effective time, options and warrants to purchase SmarterKids.com common stock will be converted into the right to receive options and warrants for LearningStar common stock as described more fully in the section entitled "Treatment of Options to Purchase SmarterKids.com Common Stock and Earlychildhood Membership Interests, SmarterKids.com Warrants and the SmarterKids.com Employee Stock Purchase Plan." Shares of SmarterKids.com common stock, if any, held in the treasury of SmarterKids.com will be cancelled.

   The outstanding membership interests of Earlychildhood currently consist of Class A interests, Class B interests and Class C interests. Upon the completion of the combination, each class of the outstanding membership interests of Earlychildhood will be exchanged for shares of LearningStar common stock according to the following exchange ratios:
  .  each .00001% of a Class A membership interest will be exchanged for
     4.9951 shares of LearningStar common stock;
  .  each .00001% of a Class B membership interest will be exchanged for
     4.6781 shares of LearningStar common stock; and

  .  each .00001% of a Class C membership interest will be exchanged for
     2.3365 shares of LearningStar common stock.

   Also, upon completion of the combination, options to purchase Class C Earlychildhood membership interests will be exchanged for the right to receive options to purchase LearningStar common stock as described more fully in the section entitled "Treatment of Options to Purchase SmarterKids.com Common Stock and Earlychildhood Membership Interests, SmarterKids.com Warrants and the SmarterKids.com Employee Stock Purchase Plan."

   LearningStar will pay cash with respect to any fractional shares of LearningStar common stock to which a SmarterKids.com stockholder or Earlychildhood member would otherwise be entitled based on the market price of the LearningStar common stock on its first trading day.

   As a result of the combination, former holders of SmarterKids.com common stock and options and warrants therefor will own approximately one-third of the capital stock of LearningStar and former holders of membership interests in Earlychildhood and options therefor will own approximately two-thirds of the capital stock of LearningStar.


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

Background of the Combination

   In early December 1999, SmarterKids.com received an unsolicited letter from Thomas Weisel Partners, LLP acting on behalf of its client Earlychildhood, regarding a potential transaction between SmarterKids.com and Earlychildhood. The market addressed by Earlychildhood, and its complementary distribution channels, were appealing to SmarterKids.com management. In early January 2000, Dan Davis, Vice President of Business Development for SmarterKids.com, telephoned Thomas Weisel Partners, LLP to preliminarily discuss the matters described in its letter.

   By the middle of January 2000, additional discussions had been initiated directly between principals of SmarterKids.com and Earlychildhood relating to the strategic rationale for a merger of the two companies. On January 19, 2000, Mr. Davis visited the offices of Earlychildhood in Monterey, California to meet with Robert Healy, a member of the Earlychildhood management committee and, at that time, a Principal of the Private Equity Group of William E. Simon & Sons, LLC, an affiliate of the largest equity holder of Earlychildhood, and Ronald Elliott, the President and Chief Executive Officer of Earlychildhood. On January 21, 2000, in order to facilitate additional discussions and the exchange of confidential information between the parties, SmarterKids.com, Earlychildhood and Thomas Weisel Partners, LLP entered into a nondisclosure and confidentiality agreement.

   In February 2000, SmarterKids.com senior management met to discuss the structure and implementation of a stock-for-stock merger of SmarterKids.com and Earlychildhood. In early March, 2000, Mr. Davis and David Blohm, President and Chief Executive Officer of SmarterKids.com, met in San Francisco, California with Mr. Healy and Scott Graves, a member of the Earlychildhood management committee and a Principal of the Private Equity Group of William E. Simon & Sons, LLC, to discuss material terms of a possible transaction. In conjunction with these discussions, the companies began consulting with their respective financial and legal advisors regarding the possible transaction. On March 14, 2000, SmarterKids.com engaged J.P. Morgan H&Q to assist in the merger negotiations with Earlychildhood. At the same time, in response to a continuing decline in the market price of SmarterKids.com common stock, which closed at $4.31 per share on March 14, 2000 down from its initial public offering price of $14.00 per share on November 23, 1999, the widespread decline in market value of Internet-based retail or "dot.com" stocks in general, as well as the deteriorating cash position of SmarterKids.com, SmarterKids.com entered into a separate engagement letter with J.P. Morgan H&Q engaging J.P. Morgan H&Q to identify other potential strategic partners for SmarterKids.com.

   Working with their advisors, SmarterKids.com and Earlychildhood conducted due diligence investigations using publicly available materials and non-public materials provided pursuant to the nondisclosure and confidentiality agreement and began analyses of a possible merger. On March 24, 2000, SmarterKids.com presented an offer letter to Earlychildhood containing specific proposed terms and conditions of a merger of the two companies.

   In April 2000, senior managers of SmarterKids.com met with principals of Earlychildhood to discuss the specific terms of SmarterKids.com's offer letter, including the valuation of the two companies, and issues surrounding the structure of the merger and post-merger corporate governance. Thereafter, on April 20, 2000, Messrs. Elliott and Graves, and Judith McGuinn, Chief Operating Officer of Earlychildhood visited the SmarterKids.com management team at the offices of SmarterKids.com in Needham, Massachusetts. At the meeting, representatives discussed the value they perceived of their own organization, and the parties were unable to agree to the relative value brought to a possible combination by the other party. Accordingly, the parties decided to suspend further negotiations.

   In July 2000, SmarterKids.com's stock market value continued to decline. With its closing price on many trading days below $2.00 per share, and its cash position continuing to decline, SmarterKids.com initiated a telephone call to Earlychildhood to discuss re-opening negotiations relating to a business combination of the two companies. Shortly thereafter, Mr. Healy and Mr. Blohm had a telephone discussion focusing on the possible management composition for the combined company. They discussed the fact that SmarterKids.com had been successful in receiving favorable notice for its approach to the sale and marketing of educational products and agreed that it had not been equally successful in attracting a broad stock market following. Mr. Healy indicated that a change in chief executive officer might be appropriate in order to signal a key change at the top of the organization, and they discussed possible candidates. Following discussion between Mr. Blohm and Al Noyes, who, at that time was SmarterKids.com's Executive Vice President of Sales and Marketing, Mr. Blohm advised Mr. Healy that Mr. Noyes was prepared to accept the position of chief executive officer of the combined company. Mr. Healy and Mr. Blohm agreed that Mr. Noyes would become chief executive officer based on a number of reasons, including his background and leadership qualities. Discussions between representatives of the two companies continued during September 2000.

   Throughout the course of the summer and early fall of 2000, J.P. Morgan H&Q continued its process to seek out other potential strategic partners for SmarterKids.com. During this time, J.P. Morgan H&Q contacted a variety of companies which it believed could provide an interesting strategic fit with SmarterKids.com, including various conventional retailers, Internet-based retailers and content providers, companies focused on educational products and services, and others. Seven of the companies contacted executed confidentiality agreements and reviewed confidential information relating to SmarterKids.com, and six engaged in discussions with J.P. Morgan H&Q representatives.

   On September 29, 2000, Earlychildhood sent SmarterKids.com a proposal outlining the terms of a possible combination of the two companies whereby the members of Earlychildhood and SmarterKids.com would receive approximately two-thirds and one-third, respectively, of the post-combination equity of the combined company. The outline also contemplated that Al Noyes would become Chief Executive Officer of the combined company.

   On September 30, 2000, the SmarterKids.com board of directors met to discuss the proposal. Also in attendance were Mr. Davis and Robert Cahill, Chief Financial Officer of SmarterKids.com.

   On October 3, 2000, the SmarterKids.com board of directors convened via conference call to discuss the terms of the proposed combination with Earlychildhood. The SmarterKids.com board of directors questioned Messrs. Blohm, Noyes and Cahill about the valuation of SmarterKids.com, the proposed equity allocation and the strategic value of a combination with Earlychildhood. The board of directors reviewed information provided by Messrs. Blohm, Noyes and Cahill about the relative revenues, operating income and other financial and operating aspects of the two companies and discussed other alternatives to a transaction with Earlychildhood, including the possibility of concluding a transaction with another party that had expressed verbal interest and also the possibility of initiating discussions with another specialty retailer in the education market about a possible combination. Representatives of J.P. Morgan H&Q reviewed relative advantages and disadvantages of a combination with Earlychildhood. The J.P. Morgan H&Q representatives also reviewed various pro forma financial aspects of the proposed combination, and operating statistics of comparable companies. Following the board meeting, SmarterKids.com and Earlychildhood and their respective advisors intensified due diligence activities, communication coordination and preparation of successive drafts of definitive documentation. SmarterKids.com management also sent a letter to the other specialty retailer discussed at the meeting in an effort to trigger discussions, but received no response.

   On October 4, 2000, an alternative preliminary acquisition proposal was received by SmarterKids.com from the party that had previously verbally conveyed an interest in a transaction with SmarterKids.com and whose interest was discussed at the October 3, 2000 board of directors meeting. It proposed to acquire common shares of SmarterKids.com for $2.00 per share, payable in either cash or in shares of its stock, at its option.

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


The closing price per share of SmarterKids.com common stock on October 3, 2001, was $1.75 per share. Thereafter, representatives of SmarterKids.com engaged in telephone discussions with the party submitting the proposal.

   On October 11, 2000, the SmarterKids.com board of directors met. Representatives of J.P. Morgan H&Q and Gordon Hayes of Testa, Hurwitz & Thibeault, LLP also attended the meeting at the invitation of the SmarterKids.com board. Discussion ensued regarding the two pending acquisition proposals.

   On October 12, 2000, the SmarterKids.com board of directors reconvened to discuss the progress of negotiations and the relative strengths and weaknesses of the two acquisition proposals received. The party presenting the acquisition proposal (other than Earlychildhood) had agreed to increase its offer to $2.10 per share of SmarterKids.com common stock, but declined to increase its offer above that level despite requests to do so. It also indicated it would be willing to either conclude an acquisition using either all stock on its part or a combination of cash and stock. The closing price per share of SmarterKids.com common stock on October 11, 2001, was $1.875. After extended consideration and discussion, the SmarterKids.com board of directors decided to pursue a combination with Earlychildhood as the best means to enhance shareholder value for SmarterKids.com's stockholders based on a broad range of factors, including the perceived synergies between Earlychildhood and SmarterKids.com, the potential for short-term and long-term appreciation in the value of the combined company's common stock, the size of the premium above current market price offered by the other bidder, and an assessment of the potential for appreciation in its stock. After reviewing the results of the due diligence review of Earlychildhood and comparing the two companies' relative size of revenues, operating income and growth prospects, the SmarterKids.com board of directors agreed that a post-merger ownership of the combined company of approximately one-third by SmarterKids.com stockholders and two-thirds by Earlychildhood members was appropriate.

   After the SmarterKids.com board of directors meeting on October 12, 2000, Robert MacDonald, Managing Director and President of the Private Equity Group of William E. Simon & Sons, LLC and a member of the management committee of Earlychildhood, had a telephone conversation with Mr. Blohm to discuss the proposed composition of senior management and the board of directors of the combined company in the post-combination period. Mr. MacDonald expressed his desire that, while Al Noyes would become Chief Executive Officer of the combined company, that Mr. Blohm would agree to lend his active support and leadership through an initial transition period and make himself available to provide guidance on a consulting basis going forward. Initially, discussion focused on having Mr. Blohm serve as Chairman of the Board of LearningStar for a number of months following the closing of the combination, to be followed by a consulting period. Subsequent to that date, Mr. MacDonald and Mr. Blohm agreed instead that Mr. Blohm would perform consulting services for an extended period following the combination. These discussions led to the preparation of a consulting agreement to be entered into by the combined company and Mr. Blohm following the effective date of the combination.

   On October 23, 2000, the SmarterKids.com board of directors met again to discuss the terms of the proposed combination and the status of the negotiations. The SmarterKids.com board of directors listened to the report of the senior managers and directed that they continue to attempt to arrive at a definitive agreement.

   On November 8, 2000, the SmarterKids.com board of directors met a final time to consider the proposed transaction and review drafts of the definitive agreements. In attendance at this meeting by the invitation of the SmarterKids.com board of directors were Messrs. Cahill and Noyes, representatives of Testa, Hurwitz & Thibeault, LLP and representatives of J.P. Morgan H&Q. At this meeting, Mr. Blohm and other members of management reviewed the transaction with the board of directors, including the strategic reasons for the proposed transaction, the principal terms of the proposed transaction, a financial review of the proposed transaction, a review of Earlychildhood's financial condition and business operations and the results of SmarterKids.com's due diligence review of Earlychildhood and its subsidiaries.

   Representatives of Testa, Hurwitz & Thibeault, LLP, SmarterKids.com's outside legal counsel, discussed the board of director's fiduciary duties in considering a strategic business combination and further discussed the terms of the combination agreement and related documents. Representatives of J.P. Morgan H&Q presented to SmarterKids.com's board of directors a summary of its analyses on the strategic rationale for, and financial analyses related to the proposed transaction in support of its opinion that the consideration to be given SmarterKids.com stockholders of an aggregate of approximately one-third of the capital stock of LearningStar pursuant to the combination agreement was fair, from a financial point of view, to the SmarterKids.com stockholders. Upon completing its deliberations, the board of directors of SmarterKids.com unanimously approved and adopted the combination agreement and the combination and the related agreements and the transactions contemplated by those agreements, and declared them advisable and in the best interests of the SmarterKids.com stockholders.

   After the November 8, 2000 meeting of the SmarterKids.com board of directors, respective counsel for SmarterKids.com and Earlychildhood worked to finalize the definitive agreement and related agreements. On November 14, 2000, representatives of SmarterKids.com and representatives of Earlychildhood executed the combination agreement and additional ancillary agreements, including the stockholder support agreement. On the morning of November 15, 2000, SmarterKids.com and Earlychildhood issued a joint press release announcing the proposed combination of SmarterKids.com and Earlychildhood.

Joint Reasons for the Combination

   The board of directors of SmarterKids.com and the management committee of Earlychildhood have identified potential mutual benefits of the combination that they believe will contribute to the success of LearningStar. These potential benefits include the following:

  . Broadened End Markets. Combining the existing and targeted customer bases of Earlychildhood and SmarterKids.com provides the opportunity to broaden the market exposure of the combined company beyond that of either company on a standalone basis. Earlychildhood's business model focuses primarily on providing children's educational products, services and information to schools, educational professionals, and secondarily, to parents. SmarterKids.com's business model focuses on providing goods and services to the parent market.

  . Diversified Sales and Distribution Channels. Combining the sales and distribution capabilities and strategies of Earlychildhood and SmarterKids.com is anticipated to expand the number of methods through which the combined company is able to reach and interact with its customers. On a standalone basis, Earlychildhood maintains sales and distribution capabilities through its catalogs, fund-raising programs, direct sales force and, to a limited extent, its website. SmarterKids.com sells and distributes exclusively through its online retail store.

  . Expanded Technology Capabilities. The combination of internally-developed technology and information system capabilities of SmarterKids.com and Earlychildhood will result in stronger online and traditional operations for the combined company. Earlychildhood maintains specialized technology systems to procure, fulfill and measure operating efficiencies across its traditional catalog, direct sales and other business channels. SmarterKids.com possesses an internally-developed, patent pending technology that optimizes a customer's ability to evaluate and identify children's learning capabilities, strengths and weaknesses relative to age, and then matches those characteristics with recommended product and content purchases.

  . Enhanced Marketing Efforts. The combination of Earlychildhood and SmarterKids.com provides the combined company the opportunity to enhance its marketing efforts and enables it to influence customers over a broadened variety of marketing media. Existing marketing efforts are anticipated to become more efficient and new marketing methodologies are anticipated to become available that could not exist in each of the standalone entities. Specifically, marketing of online operations is anticipated to be executed at reduced costs through the use of Earlychildhood's traditional marketing strategies:

    .  the Discount School Supply catalogs;

    .  Earlychildhood NEWS magazine;

    .  EPI SchoolWrapPacks; and

    .  its direct sales force.

    Additionally, Earlychildhood's traditional business is anticipated to benefit from the targeted marketing opportunities associated with SmarterKids.com's online presence and database marketing capabilities.

  . Increased Product Development Capabilities. The combination of Earlychildhood and SmarterKids.com joins two well-developed in-house product development operations. Earlychildhood researches, develops, manufactures its own company-developed children's paint and other educational art materials, as well as a variety of school supplies and educational toys. SmarterKids.com views its primary product to be unique web and systems technologies that create a user experience which gives SmarterKids.com a competitive advantage in the marketplace. The product development operations of the two companies will enable the combined company to leverage its company-developed products into an effective way to differentiate itself from its competitors in the educational market.

  . Combined Management Expertise. Combining the management expertise of SmarterKids.com and Earlychildhood will enable the combined company to further leverage the individual strengths and assets of each company to become a stronger combined entity.

  . Reduced Operating Costs. Elimination of operating redundancies of the two companies is expected to provide greater revenue-generating opportunities and the potential to reduce operating costs in marketing, payroll, warehouse, general operating overhead and other areas as it deems appropriate.

  . Enhanced Capability to Raise Funds in the Public Market. LearningStar's ability to raise capital in the private and public markets will be greater than either SmarterKids.com's or Earlychildhood's ability alone due to LearningStar's public company status, improved financial condition and its stronger combined business model.

SmarterKids.com's Reasons for the Combination

   In addition to the anticipated joint benefits of the combination described above, SmarterKids.com's board of directors believes that the following are additional reasons the combination will be beneficial to SmarterKids.com and in the best interests of its stockholders:

  . Ability to Leverage Earlychildhood's Operational Infrastructure. As a result of the combination, SmarterKids.com will be able to leverage the operating infrastructure that Earlychildhood has created over its 15-year operating history. This infrastructure includes all facets of business operations such as sales, marketing, inventory procurement, product fulfillment, operational reporting and management expertise.

  . Access to Unique Products. Earlychildhood possesses a unique mix of company-developed and internationally sourced products, as well as established long-term vendor relationships. Leveraging these assets is anticipated to provide a more unique, higher gross margin product base than SmarterKids.com could achieve on a standalone basis.

  . Diversified Fulfillment Expertise. Combining with Earlychildhood will allow SmarterKids.com to capitalize on Earlychildhood's distribution facilities and fulfillment operations which are located to optimize shipping and delivery efficiencies. Access to these facilities and operations will provide SmarterKids.com the opportunity to deliver its products to customers faster and more cost effectively.

  . Create Greater Analyst Following. A public company the size of LearningStar with the added revenue streams of Earlychildhood may be a more attractive investment than SmarterKids.com alone and may more likely be followed by analysts and investors.

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

Earlychildhood's Reasons for the Combination

   In addition to the anticipated joint benefits for the combination described above, the Earlychildhood management committee believes that the following are additional reasons the combination will be beneficial to Earlychildhood and in the best interests of its equity holders:

  . Ability to Leverage SmarterKids.com's Internet Infrastructure. The combination will allow Earlychildhood to leverage SmarterKids.com's Internet technologies, web engineering resources and overall technology expertise. The SmarterKids.com website has received multiple accolades, and SmarterKids.com's technology-centric focus has been a business differentiator since inception. Earlychildhood anticipates augmenting its traditional catalog and marketing expertise with SmarterKids.com's Internet specific technology capabilities. This integration of capabilities is anticipated to expand Earlychildhood's successful track record of developing competitive advantages into both the combined company and the individual business divisions.

  . Broadened Customer Exposure. The combination will provide Earlychildhood with an immediate and established entry into the consumer portion of the early childhood market. Historically, Earlychildhood has focused primarily on providing children's educational products, services and information to schools, educational professionals and secondarily, to parents. The combination with SmarterKids.com provides Earlychildhood the opportunity to diversify its customer base into the parents and individual consumer market.

  . Improved Capital Availability and Access to Public Markets. The combination will provide Earlychildhood with immediate access to the public markets. Because Earlychildhood is currently a privately-held limited liability company, it has limited access to new sources of capital. Upon completion of the combination, LearningStar's common stock will be publicly traded. Earlychildhood will also have access to SmarterKids.com's cash, cash equivalents, restricted cash and short-term investments which were approximately $34.0 million as of September 30, 2000, and to additional financial resources to accelerate its growth.

Opinion of J.P. Morgan H&Q, Financial Advisor to SmarterKids.com

   The board of directors of SmarterKids.com retained J.P. Morgan H&Q to deliver an opinion in connection with a possible business combination transaction with Earlychildhood. J.P. Morgan H&Q was selected by SmarterKids.com's board of directors to provide an opinion based on J.P. Morgan H&Q's qualifications as a nationally-known investment bank of unquestioned expertise and reputation and its ongoing relationship with SmarterKids.com. In connection with its engagement, SmarterKids.com instructed J.P. Morgan H&Q to evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of the SmarterKids.com common stock in the combination.

   At the meeting of the SmarterKids.com board of directors on November 8, 2000, J.P. Morgan H&Q gave a presentation explaining its opinion that as of November 8, 2000, based upon and subject to the various considerations set forth in the J.P. Morgan H&Q opinion, the consideration to be received by the SmarterKids.com stockholders in the combination is fair from a financial point of view. On November 14, 2000, SmarterKids.com's board of directors received J.P. Morgan H&Q's written opinion to that effect. The consideration to be given to SmarterKids.com stockholders was the result of arms-length negotiations between SmarterKids.com and Earlychildhood.

   The full text of the definitive written J.P. Morgan H&Q opinion, dated November 14, 2000, which sets forth the assumptions made, the procedures followed, the matters considered and the limitations on the scope of the review undertaken by J.P. Morgan H&Q in rendering its opinion is attached as Annex C to this proxy statement-prospectus. SmarterKids.com stockholders are urged to read the J.P. Morgan H&Q opinion carefully and in its entirety. J.P. Morgan H&Q was not asked to consider, and its opinion does not address the relative merits of the combination as compared to any alternative business strategy that might exist for

SmarterKids.com or of the effect of any other business combinations in which SmarterKids.com might engage. The J.P. Morgan H&Q opinion only addresses the fairness of the financial terms from a financial point of view to the SmarterKids.com stockholders as of the date of the J.P. Morgan H&Q opinion, and does not constitute a recommendation to any stockholder of SmarterKids.com as to how the stockholder should vote at the special meeting. The summary of the J.P. Morgan H&Q opinion set forth in this proxy statement-prospectus is qualified in its entirety by reference to the full text of the opinion.

   In reviewing the proposed transaction, and in arriving at its opinion, J.P. Morgan H&Q, among other things:

  . reviewed the publicly available consolidated financial statements of SmarterKids.com for recent years and interim periods to date and certain other relevant financial and operating data of SmarterKids.com made available to J.P. Morgan H&Q from published sources, including Wall Street analysts' research reports, and from the internal records of SmarterKids.com;

  . reviewed the financial statements of Earlychildhood for recent years and interim periods to date and certain other relevant financial and operating data of Earlychildhood made available to J.P. Morgan H&Q from the internal records of Earlychildhood;

  . reviewed certain internal financial and operating information relating to SmarterKids.com and Earlychildhood prepared by the senior management of SmarterKids.com and Earlychildhood;

  . discussed the business, financial condition and prospects of SmarterKids.com, Earlychildhood and LearningStar with certain members of the senior management of SmarterKids.com and Earlychildhood;

  . reviewed the recent reported prices and trading activity for the common stock of SmarterKids.com and compared such information and certain financial information for SmarterKids.com with similar information for certain other companies engaged in businesses J.P. Morgan H&Q considered comparable;

  . reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

  .  reviewed a draft of the combination agreement dated November 8, 2000;

  . reviewed the final version of the combination agreement dated November 14, 2000; and

  . performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as J.P. Morgan H&Q deemed relevant.

   J.P. Morgan H&Q did not assume responsibility for independent verification of, and did not independently verify, any of the information concerning SmarterKids.com considered in connection with its review of the proposed transactions, including without limitation any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, J.P. Morgan H&Q assumed and relied upon the accuracy and completeness of all such information. In connection with its opinion, J.P. Morgan H&Q did not prepare or obtain any independent valuation or appraisal of any of the assets or liabilities of SmarterKids.com, and it did not conduct a physical inspection of the properties and facilities of SmarterKids.com or Earlychildhood. With respect to the financial forecasts and projections used in its analysis, J.P. Morgan H&Q assumed that they reflected the best currently available estimates and judgments of the expected future financial performance of SmarterKids.com, and J.P. Morgan H&Q expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which such forecasts or projections were based. For the purposes of its opinion, J.P. Morgan H&Q also assumed that neither SmarterKids.com nor Earlychildhood was a party to any pending transactions, including without limitation external financings, recapitalizations or material merger or acquisition discussions, other than the proposed combination and transactions in the ordinary course of conducting their respective businesses. SmarterKids.com advised J.P. Morgan H&Q that it may assume for purposes of its opinion and J.P. Morgan

H&Q did assume, that the proposed merger of S-E Educational Merger Corp. into SmarterKids.com will be treated for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code or, taken together with the contribution of all of the outstanding membership interests in Earlychildhood to LearningStar, as a transfer of property to LearningStar qualifying under Section 351 of the Internal Revenue Code.

   In performing its analyses, J.P. Morgan H&Q used published Wall Street estimates of calendar year 2000 and 2001 financial performance of SmarterKids.com. J.P. Morgan H&Q also made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SmarterKids.com, Earlychildhood or J.P. Morgan H&Q. The analyses performed by J.P. Morgan H&Q and summarized below are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of SmarterKids.com, Earlychildhood or their respective advisors, future results or actual values may materially differ from the results of analyses based on forecasts or assumptions. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be acquired or bought or sold.

   J.P. Morgan H&Q's opinion is necessarily based upon market, economic, financial and other conditions as they existed and can be evaluated as of the date of the opinion and any subsequent change in such conditions would require a reevaluation of such opinion. J.P. Morgan H&Q expressed no opinion as to the price at which LearningStar common stock will trade. In rendering its opinion, J.P. Morgan H&Q assumed that the proposed combination would be completed substantially on the terms contained in the combination agreement, without any waiver of any material terms or conditions by any party thereto.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to summary description. The summary of J.P. Morgan H&Q's analyses set forth below summarizes the material analyses presented to the SmarterKids.com board of directors but is not a complete description of the presentation by J.P. Morgan H&Q to the SmarterKids.com board of directors or the analysis performed by J.P. Morgan H&Q in connection with preparing its opinion. In arriving at its opinion, J.P. Morgan H&Q did not attribute any particular weight to any analyses or factors considered by it, but rather made subjective, qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, J.P. Morgan H&Q believes that its analyses and the summary set forth below must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or of the following summary, without considering all factors and analyses, could create an incomplete view of the processes underlying the analyses set forth in the J.P. Morgan H&Q presentation to the SmarterKids.com board of directors and J.P. Morgan H&Q's opinion.

   The terms of the proposed combination were determined through arms-length negotiations between SmarterKids.com and Earlychildhood and were approved by the SmarterKids.com board of directors. Although J.P. Morgan H&Q provided advice to SmarterKids.com during the course of these negotiations, the decision to enter into the combination agreement was solely that of the SmarterKids.com board of directors. As described in the section entitled "--Recommendation of the SmarterKids.com Board of Directors," the opinion of J.P. Morgan H&Q and its presentation to the SmarterKids.com board of directors was only one of a number of factors taken into consideration by the SmarterKids.com board of directors in making its determination to approve the proposed combination.

   The following is a brief summary of the material financial analyses performed by J.P. Morgan H&Q in connection with its opinion provided to the SmarterKids.com board of directors.

 Valuation Analysis of SmarterKids.com

   Analysis of Publicly Traded Companies Considered Comparable to SmarterKids.com. This analysis reviews a business' operating performance and outlook relative to a group of peer companies to determine an implied value. Using published Wall Street estimates, J.P. Morgan H&Q compared, among other things, the enterprise values and projected revenues and EBITDA for calendar years 2000 and 2001 for SmarterKids.com to corresponding measures for certain publicly traded education technology and electronic commerce companies that J.P. Morgan H&Q considered comparable to SmarterKids.com. J.P. Morgan H&Q used revenues and price to EBITDA when making its comparisons, because valuations based on revenues and EBITDA are generally accepted in the analysis of education product distribution and information technology companies. The companies that J.P. Morgan H&Q considered comparable to SmarterKids.com were:

                                         EV/CY00E  EV/CY01E     P/E       P/E
                                         Revenues  Revenues  Multiples Multiples
Company                                  Multiples Multiples   CY00E     CY01E
-------                                  --------- --------- --------- ---------
School Specialty........................    0.7       0.6      14.8      13.2
ZapMe...................................    1.9       0.7       N/A       N/A
Riverdeep...............................   50.1      13.7       N/A       N/A
Amazon.com..............................    5.4       3.6      29.3      62.0
Barnes and Noble.com....................    1.9       1.0       N/A       N/A
eToys...................................    1.6       0.9       N/A       N/A

   J.P. Morgan H&Q determined mean and median enterprise value-to-revenue and price-to-earnings multiples for these companies. These multiples were used in analyses discussed below.

   Furthermore, J.P. Morgan H&Q reviewed the relative common stock price performance of these companies from January 3, 2000 to October 31, 2000 and compared such performance to the Nasdaq Composite Index and the Dow Jones Industrial Average. J.P. Morgan H&Q noted that the Dow Jones Industrial Average had declined 4.8% during that period, the Nasdaq Composite Index had declined 16.4%, the index of education technology companies had declined 70.1% and the index of electronic commerce companies had declined 79.2%.

   Pro Forma Contribution Analysis. J.P. Morgan H&Q determined the implied pro forma ownership of the combined company, assuming an exchange ratio in the combination of one share of common stock of LearningStar per share of SmarterKids.com common stock. J.P. Morgan H&Q then computed the portion of the combined company's pro forma calendar year 2000 and 2001 revenues contributed by SmarterKids.com, based on estimates provided by the companies' management. J.P. Morgan H&Q noted that stockholders of SmarterKids.com would own approximately 33.3% of the capital stock of the combined company on a pro forma basis, and that SmarterKids.com would account for 10.7% of the combined company's estimated consolidated calendar year 2001 revenues.

   Also, J.P. Morgan H&Q determined the relative contribution to the equity value of the combined company by Earlychildhood and SmarterKids.com. In the case of Earlychildhood, calendar year 2001 estimated revenues and EBITDA were converted into equity values using revenue and EBITDA multiples from comparable companies. An equity value for SmarterKids.com was determined by reference to total market capitalization of its common stock as of November 14, 2000, adjusted for any anticipated free cash balance as of the completion of the combination. J.P. Morgan H&Q noted that stockholders of SmarterKids.com would own approximately 33.3% of the capital stock of the combined company on a pro forma basis, and that SmarterKids.com would account for as low as 26.6% and as high as 41.6% of the combined company's equity value.

   Pro Forma Trading Value Analysis. Based upon forecasts provided by the management of SmarterKids.com and Earlychildhood, which reflected the consummation of the proposed combination, J.P. Morgan H&Q estimated the pro forma trading value per share of LearningStar using a variety of enterprise value to revenue multiples from the above analysis of publicly traded companies considered comparable to SmarterKids.com. J.P. Morgan H&Q then used a variety of equity values derived from the multiples to calculate the value of each share of LearningStar common stock. J.P. Morgan H&Q then performed a sensitivity analysis that derived a range of hypothetical pro forma share prices based on these pro forma financials and noted that each share could have a pro forma trading value of between $1.41 and $2.17. The hypothetical pro forma trading value analysis does not take into account qualitative factors such as market conditions, potential investor reaction to the transaction or any other factors not mentioned above. J.P. Morgan H&Q indicated the hypothetical valuation range which results from this analysis does not represent J.P. Morgan H&Q's opinion regarding the price at which LearningStar will trade subsequent to consummation of the transaction. J.P. Morgan H&Q did not, in any of its verbal or written communications to the board of directors of SmarterKids.com, provide such an opinion or estimate.

   Other Considerations. J.P. Morgan H&Q also took into account many factors relating to the negotiation of the transaction. J.P. Morgan H&Q and SmarterKids.com first initiated discussions regarding strategic alternatives in January 2000. SmarterKids.com engaged J.P. Morgan H&Q to contact organizations regarding potential interest in a strategic transaction which led to the execution of seven nondisclosure agreements and preliminary discussions with six parties. Following the submission of two indications of interest, the SmarterKids.com board of directors decided to pursue a transaction with Earlychildhood and terminate discussions with all other parties.

   J.P. Morgan H&Q also observed that no company used in the above analyses is identical to SmarterKids.com or the proposed combination, and the reasons for and circumstances surrounding each of the analyzed transactions are inherently different. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex, qualitative considerations and judgments, reflected in J.P. Morgan H&Q's opinion, concerning differences in the financial and operating characteristics of the compared companies, the characteristics of the selected transactions and other factors that could affect the public trading values of the comparable companies and SmarterKids.com.

   J.P. Morgan H&Q, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. J.P. Morgan H&Q, then known as Hambrecht & Quist, served as lead underwriter for SmarterKids.com's initial public offering, and during the fiscal years 1999 and 2000, provided investment banking and other financial advisory services to SmarterKids.com. For rendering these services to SmarterKids.com J.P. Morgan H&Q has received aggregate fees in the amount of approximately $4.4 million. In the ordinary course of business, J.P. Morgan H&Q acts as a market maker and broker in the publicly traded securities of SmarterKids.com and receives customary compensation in connection therewith and has provided research coverage of SmarterKids.com in the past. In the ordinary course of business, J.P. Morgan H&Q actively trades in the equity and derivative securities of SmarterKids.com for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in these securities. J.P. Morgan H&Q may in the future provide investment banking or other financial advisory services to SmarterKids.com, Earlychildhood or LearningStar.

   SmarterKids.com has agreed to pay J.P. Morgan H&Q a financial advisory fee of $350,000 upon execution of the combination agreement and, upon completion of the combination an additional $650,000. SmarterKids.com has also agreed to reimburse J.P. Morgan H&Q for its expenses incurred in performing its services and to indemnify J.P. Morgan H&Q and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling J.P. Morgan H&Q or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of J.P. Morgan H&Q's engagement and any related transactions.

Recommendation of the SmarterKids.com Board Of Directors

   The SmarterKids.com board of directors has unanimously determined that the combination of SmarterKids.com and Earlychildhood is advisable and in the best interests of its stockholders. The SmarterKids.com board of directors has unanimously approved the combination agreement and the combination and unanimously recommends that you vote FOR approval and adoption of the combination agreement and the transactions contemplated thereby.

   In making its recommendation, in addition to the reasons for the combination set forth above, the SmarterKids.com board of directors took into account the following:

  . Expected Impact of the Combination. The board of directors of SmarterKids.com noted that the combination of SmarterKids.com and Earlychildhood is expected to strengthen the financial condition of both SmarterKids.com and Earlychildhood. The SmarterKids.com board of directors also noted that the combination of SmarterKids.com and Earlychildhood would be accounted for as a purchase transaction.

  .  Opinion of J.P. Morgan H&Q, SmarterKids.com's Financial
     Advisor. SmarterKids.com retained J.P. Morgan H&Q to act as its financial advisor in connection with a possible business combination transaction with Earlychildhood. In connection with its engagement, SmarterKids.com instructed J.P. Morgan H&Q to evaluate the fairness, from a financial point of view of the proposed combination. At the November 8, 2000 meeting of the board of directors of SmarterKids.com, J.P. Morgan H&Q gave a presentation to the board of directors of SmarterKids.com regarding its opinion, that, as of the date of such opinion and based upon the various qualifications and assumptions set forth therein, the consideration to be received by the SmarterKids.com stockholders in the combination is fair, from a financial point of view.

  . Continuing Equity Interest of SmarterKids.com. The board of directors of SmarterKids.com considered the fact that by providing for the conversion of shares of common stock of SmarterKids.com into shares of common stock of LearningStar, the combination agreement allows holders of SmarterKid.com common stock to participate in the value generated by the combination of SmarterKids.com and Earlychildhood. The board of directors of SmarterKids.com also noted that the proposed ratio of converting shares of SmarterKids.com into shares of common stock of LearningStar would result in holders of SmarterKids.com common stock receiving a significant equity stake in LearningStar, equal to approximately one-third of the capital stock of LearningStar on a fully-diluted basis after completion of the combination.

  . Corporate Governance Arrangements. The board of directors of SmarterKids.com noted that pursuant to, and in accordance with, the combination agreement, the board of directors of LearningStar will initially consist of nine individuals, two of whom will be designated by SmarterKids.com, four of whom will be designated by Earlychildhood and three of whom will be independent directors designated by the Earlychildhood and SmarterKids.com jointly. In addition, the SmarterKids.com board of directors noted that the combination agreement provides that Al Noyes, currently the Chief Operating Officer of SmarterKids.com, will initially serve as Chief Executive Officer and a director of LearningStar; Robert Cahill, currently the Chief Financial Officer of SmarterKids.com, will initially serve as Chief Financial Officer of LearningStar; and Michael Kolowich, a current director of SmarterKids.com, will serve as a director of LearningStar. The SmarterKids.com board of directors concluded that these arrangements would allow a strong management team drawn from both Earlychildhood and SmarterKids.com to work together to integrate the two companies.

  . Alternatives to the Combination. The board of directors of SmarterKids.com considered information presented by senior members of the SmarterKids.com management team that, in seeking the re-positioning of SmarterKids.com, they had explored alternatives to the proposed combination of Earlychildhood and SmarterKids.com, including alternative merger transactions. The SmarterKids.com board of directors considered management's view that the combination of Earlychildhood and SmarterKids.com provides significant cost savings and synergies with greater distribution capabilities, opportunities for cross-marketing products and potential to offer consumers new and innovative products.

  . Integration of Earlychildhood and SmarterKids.com. The board of directors of SmarterKids.com considered the fact that the combination of the businesses of Earlychildhood and SmarterKids.com would be challenging, and the success of the combination is not certain. The SmarterKids.com board of directors noted, however, that the management teams of Earlychildhood and SmarterKids.com have shared vision of the potential created by the combination of traditional and new commerce methods. The SmarterKids.com board of directors further noted that the businesses of both Earlychildhood and SmarterKids.com are based, in part, on the acquisition and retention of customers. In addition, the SmarterKids.com board of directors noted that both management teams share a marketing focus and a service orientation. The SmarterKids.com board of directors then noted that these similarities in experiences and views are likely to facilitate the efforts of the management teams of Earlychildhood and SmarterKids.com to integrate their businesses effectively and efficiently.

  . Conditions; Termination Provisions; Termination Fee. The board of directors of SmarterKids.com reviewed the conditions to the completion of the combination and the circumstances under which either party would have the right to terminate the combination agreement. In addition, the SmarterKids.com board of directors reviewed the provisions of the combination agreement that prohibit each of Earlychildhood and SmarterKids.com from soliciting any third-party proposal or offer regarding any acquisition of Earlychildhood or SmarterKids.com, as the case may be. The board of directors of SmarterKids.com also reviewed the provisions of the combination agreement that require the board of directors of SmarterKids.com to recommend the approval and adoption of the combination agreement and the transactions contemplated thereby to the stockholders of SmarterKids.com and prohibit the board of directors of SmarterKids.com from withdrawing or modifying its recommendation unless, subject to specified conditions, it has received an unsolicited acquisition proposal which would, if completed, result in a transaction that is more favorable to the SmarterKids.com stockholders from a financial point of view than the proposed combination. The SmarterKids.com board of directors also reviewed the termination fee and expenses that might be payable in the event the combination agreement is terminated under specified circumstances. The SmarterKids.com board of directors noted that while these provisions could have an impact on a third party considering an unsolicited acquisition proposal for SmarterKids.com, the provisions were reasonably necessary to protect Earlychildhood's interests in the context of the proposed combination. In addition, the SmarterKids.com board of directors found reasonable the views of its legal and financial advisors that the fees were within the range of fees payable in comparable transactions and would not be expected to preclude an unsolicited acquisition proposal for SmarterKids.com.

  . Stockholder Support Agreement. The board of directors of SmarterKids.com considered the terms of the stockholder support agreement entered into by each of the SmarterKids.com directors and executive officers and certain significant stockholders of SmarterKids.com in connection with the combination. The SmarterKids.com board of directors noted that, under the stockholder support agreement, these stockholders have agreed to vote all of their shares of SmarterKids.com's common stock,
     representing approximately   % of the voting power of the
     SmarterKids.com common stock entitled to vote at the special meeting, in favor of approval and adoption of the combination agreement and the transactions contemplated thereby.

  . Potential Adverse Consequences of the Combination. The board of directors of SmarterKids.com considered several risks associated with the combination of Earlychildhood and SmarterKids.com that have the potential to create adverse consequences for SmarterKids.com. In particular, the SmarterKids.com board of directors considered the risk that the attention and efforts of senior members of SmarterKids.com's management team may be diverted from SmarterKids.com's businesses while they are working to implement the combination and that valuable strategic opportunities may be lost. The SmarterKids.com board of directors also considered the risk that the combination of SmarterKids.com and Earlychildhood may not be completed. Additional disadvantages of the combination considered by the board of directors included the fact that the combination would represent a change of control transaction where the stock consideration received by SmarterKids.com stockholders would be the presently uncertain value that public market investors would place on the combined company, that the combined company would be controlled by Earlychildhood members rather than SmarterKids.com stockholders, and risks associated with integrating the two companies. The board of directors also considered the limitation on the use of SmarterKids.com accumulated net operating loss carryovers to reduce future income taxes if the combination were completed.

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

   This summary of the factors considered by the board of directors of SmarterKids.com in evaluating the merits of the combination of SmarterKids.com and Earlychildhood is not intended to be exhaustive, but is believed to include all material factors considered by the SmarterKids.com board of directors. Due to the wide variety of factors that the SmarterKids.com board of directors considered in evaluating the merits of the combination of SmarterKids.com and Earlychildhood, the SmarterKids.com board of directors did not find it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors considered in its evaluation. In addition, the SmarterKids.com board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, should be regarded as favorable or unfavorable; instead the SmarterKids.com board of directors analyzed all of the factors as a whole and determined that, overall, the factors support its unanimous conclusion that the combination of SmarterKids.com and Earlychildhood is advisable and in the best interests of SmarterKids.com and its stockholders. Individual members of the SmarterKids.com board of directors may have considered some factors to be more important than other factors and may have considered some factors, or aspects of some factors, to be favorable while other members considered them to be unfavorable.

   In considering the recommendation of the board of directors of SmarterKids.com that you to vote for the approval and adoption of the combination agreement and the transactions contemplated thereby, you should be aware that certain members of the SmarterKids.com board of directors and certain members of SmarterKids.com's management team have agreements or arrangements that provide them with interests in the transaction that differ from yours generally as a stockholder of SmarterKids.com. Please see the section entitled "--Interests of Certain Persons in the Combination" that follows.

Interests of Certain Persons in the Combination

   In considering the recommendation of the board of directors of SmarterKids.com that you to vote for the approval and adoption of the combination agreement and the transactions contemplated thereby, you should be aware that certain SmarterKids.com directors and executive officers and their affiliates, certain Earlychildhood executive officers and members of Earlychildhood's management committee and their affiliates have agreements or arrangements that provide them with interests in the transaction that differ from yours generally as a stockholder of SmarterKids.com. The SmarterKids.com board of directors was aware of these agreements and arrangements during its deliberations of the merits of the combination and in determining unanimously that the combination of SmarterKids.com and Earlychildhood is advisable, and in the best interest of its stockholders and to unanimously recommend that you vote to approve and adopt the combination agreement and the transactions contemplated thereby.

   Ownership and Voting Stock. As of December 31, 2000, the directors, executive officers of SmarterKids.com and their affiliates beneficially owned 8,089,789 shares of SmarterKids.com common stock, including stock options to purchase 1,860,562 shares of SmarterKids.com common stock, exercisable within 60 days of December 31, 2000, representing in the aggregate approximately 38.7% of the outstanding shares of SmarterKids.com common stock.

   As of December 31, 2000, members of Earlychildhood's management committee, executive officers of Earlychildhood and their affiliates beneficially owned 95.9% of the outstanding membership interests in Earlychildhood and options to purchase 3.33% of Earlychildhood membership interests giving effect to the exchange ratios set forth in the combination agreement.

   Stock Options and Accelerated Vesting. Assuming the completion of the combination as of March 30, 2001, 1,049,242 options to purchase shares of SmarterKids.com common stock will vest and become exercisable upon the completion of the combination, including options to purchase SmarterKids.com common stock that will vest upon the termination without cause or constructive termination of certain optionholders within 12 months of the completion of the combination. As of March 30, 2001, the number of unvested stock options held by executive officers and directors of SmarterKids.com is expected to total 695,832. Assuming the combination is completed on March 30, 2001, the number of stock options held by executive officers and directors of SmarterKids.com that would vest by that date is expected to total 616,667 pursuant to the acceleration of the vesting of options triggered by stock option agreements and change of control agreements upon completion of the combination.

   None of the Earlychildhood options are subject to accelerated vesting. As of December 31, 2000, the number of unvested stock options held by members of the Earlychildhood management committee and Earlychildhood executive officers is expected to total 3.33% of the membership interests in Earlychildhood giving effect to the exchange ratios set forth in the combination agreement.

   Employment, Consulting and Severance Agreements. Upon completion of the combination, David Blohm, the current President and Chief Executive Officer of SmarterKids.com, will execute an 18-month consulting agreement with LearningStar pursuant to which he will be paid $18,750 per month. The consulting agreement also provides that at the end of the consulting period, LearningStar will provide Mr. Blohm severance payments of $4,166.67 per month for 24 months.

   Ronald Elliott, the current President and Chief Executive Officer of Earlychildhood and Judith McGuinn, Earlychildhood's Chief Operating Officer, both have employment agreements with Earlychildhood. Ms. McGuinn's employment agreement provides that if at any time Ronald Elliott is not President or Chairman of the Board of Earlychildhood or any successor entity, Ms. McGuinn may resign from her position and be entitled to severance payments from Earlychildhood for the time remaining under her employment agreement. At this time, it is not anticipated that any member of the Earlychildhood management committee or Earlychildhood executive officer will enter into a consulting or severance agreement with LearningStar in connection with the combination.

   Stock Option Agreements. Each of the SmarterKids.com executive officers (David Blohm, Al Noyes, Chief Operating Officer, Jeff Pucci, Chairman, Robert Cahill, Vice President of Finance and Chief Financial Officer, Richard Viard, Vice President of Product Development, and Richard Secor, Vice President of MIS and Chief Information Officer) has a stock option agreement with SmarterKids.com which provides that in the event of a change of control of SmarterKids.com, a portion of the options held by these executive officers will be subject to accelerated vesting. Pursuant to these stock option agreements and as a result of the combination, options held by the SmarterKids.com executive officers to purchase an aggregate of 541,667 shares of SmarterKids.com common stock will immediately vest and become exercisable, assuming the combination is completed on March 30, 2001. For purposes of these change of control agreements, a change of control means the closing of:

  . a merger, consolidation, liquidation or reorganization of SmarterKids.com, into or with another company or other legal person, after which merger, consolidation, liquidation or reorganization the capital stock of SmarterKids.com outstanding prior to consummation of the transaction is not converted into or exchanged for or does not represent more than 50% of the aggregate voting power of the surviving or resulting entity; or

  . the direct or indirect acquisition by any person (as the term "person" is used in Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) of more than 50% of the voting capital stock of SmarterKids.com, in a single or series of related transactions.

   Earlychildhood does not have any option agreements that are affected by a change of control of Earlychildhood.

   Change of Control Agreements. In September 2000, the executive officers of SmarterKids.com and several key employees of SmarterKids.com (Lisa Tanzer Lewis, Dan Davis, Mark DeChambeau, Joe Panepinto, Evelyn Somers, and John Zimmerman), each executed a change of control agreement with SmarterKids.com pursuant to which, if any of the executive officers or key employees is terminated by SmarterKids.com as a result of a change of control of SmarterKids.com within three years from the date of the change of control agreement, SmarterKids.com would:

  . pay the terminated executive officer's or key employee's base salary until the earlier of six months (or twelve months in the case of Messrs. Blohm and Pucci) and the date the executive officer or key employee is employed by a subsequent employer or is engaged as a consultant;

  . pay the terminated executive officer's or key employee's monthly premium for continued medical and dental insurance coverage if the executive officer or key employee elects to continue such coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, until the earlier of six months and the date of the executive officer's or key employee's COBRA coverage would terminate in accordance with the provisions of COBRA; and

  . accelerate the vesting of the terminated executive officer's or key employee's incentive and non-qualified options by six months (or twelve months in the case of Messrs. Blohm and Pucci).

   Messrs. Pucci, Davis, DeChambeau, Panepinto and Zimmerman and Ms. Somers have been notified by SmarterKids.com that, in anticipation of the combination, they have been or will be terminated at specific dates regardless of the combination consummation date. These executive officers and key employees will receive the severance payments and benefits coverage contemplated in their change of control agreements. Mr. Blohm will be released upon consummation of the combination. Pursuant to the change of control agreements with these executive officers and key employees (assuming the combination is completed on
March 30, 2001), options to purchase an aggregate of         shares of
SmarterKids.com common stock will vest and become exercisable.

   In September 2000, each of David Blohm and Jeff Pucci, each referred to in this section as a "Senior Executive," and SmarterKids.com executed a change of control agreement pursuant to which, if the Senior Executive is terminated by SmarterKids.com as a result of a change of control (as defined in the change of control agreements) within three years from the date of such agreement, SmarterKids.com will:

  . pay the Senior Executive's base salary until the earlier of 12 months and the date the Senior Executive is employed by a subsequent employer or is engaged as a consultant;

  . pay the Senior Executive's monthly premium for continued medical and dental insurance coverage if the Senior Executive elects to continue such coverage under COBRA until the earlier of 12 months and the date the Senior Executive's COBRA coverage would terminate in accordance with the provisions of COBRA; and

  . accelerate the vesting of the Senior Executive officers incentive and non-qualified options by 12 months.

   The acceleration of Mr. Blohm's options pursuant to his change of control agreement which will be superceded by the consulting agreement between Mr. Blohm and LearningStar to be executed after completion of the combination.

   Earlychildhood does not have any change of control agreements.

   Governance Structure and Management Positions. Pursuant to the terms of the combination agreement, upon completion of the combination the board of directors of LearningStar will be fixed at nine; two members of the LearningStar board of directors will be designated by SmarterKids.com; four members of the LearningStar board of directors will be designated by Earlychildhood; and the remaining three members of the LearningStar board of directors will be independent directors designated jointly by Earlychildhood and SmarterKids.com.

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   Al Noyes, Chief Operating Officer of SmarterKids.com, and Michael Kolowich,
a current director of SmarterKids.com, will serve on the LearningStar board of directors as the two designees of SmarterKids.com. Ronald Elliott, President and Chief Executive Officer of Earlychildhood, Robert MacDonald, Managing Director and President of the Private Equity Group of William E. Simon & Sons, LLC, an affiliate of Educational Simon, L.L.C., the largest stockholder of Earlychildhood, Scott Graves, a Principal of the Private Equity Group of William E. Simon & Sons, LLC, and Stephen Kaplan, each a current member of the management committee of Earlychildhood will serve on the LearningStar board of directors as the four designees of Earlychildhood.

   The combination agreement also provides that, upon completion of the combination:

  .  Al Noyes will serve as Chief Executive Officer of LearningStar;

  . Robert Cahill, Vice President of Finance and Chief Financial Officer of SmarterKids.com, will serve as Chief Financial Officer of LearningStar;

  .  Ronald Elliott will serve as Chairman of the Board of LearningStar; and

  . Judith McGuinn, the Chief Operating Officer of Earlychildhood, will serve as Chief Operating Officer of LearningStar.

   Please see the section entitled "LearningStar" in this proxy statement-prospectus for additional information regarding the governance structure and executive management positions of LearningStar following the combination.

   Indemnification and Insurance. The combination agreement provides that, upon completion of the combination, LearningStar will indemnify and hold harmless, and provide advancement of expenses to, all past and present directors and officers of SmarterKids.com and members of the Earlychildhood management committee and Earlychildhood officers incurred in connection with any claim, action suit or legal proceeding arising out of or pertaining to matters existing or occurring prior to completion of the combination:

  . to the fullest extent they were indemnified or had the right to advancement of expenses as of November 14, 2000, which is the date of the combination agreement, pursuant to SmarterKids.com's restated certificate of incorporation, restated bylaws and indemnification agreements with any directors and officers of SmarterKids.com; or the Earlychildhood operating agreement, bylaws and indemnification agreements with any members of the Earlychildhood management committee and Earlychildhood officers, as the case may be; and

  .  to the fullest extent permitted by law.

   The combination agreement also provides that, upon completion of the combination, LearningStar will cause to be maintained, for a period of six years after completion of the combination, the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by SmarterKids.com and Earlychildhood, or policies of at least the same amount and scope containing terms and conditions which are at least as favorable as SmarterKids.com's and Earlychildhood's existing coverage with respect to claims arising from facts or events that occurred on or before the completion of the combination, although LearningStar will not be required to expend in any one year an amount in excess of 200% of the higher of annual premiums currently paid by either SmarterKids.com or Earlychildhood, as applicable, for directors' and officers' liability insurance and fiduciary liability insurance.

Securities and Exchange Commission Position on Indemnification for Securities Act Liabilities

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling SmarterKids.com pursuant to the combination agreement, LearningStar has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Material United States Federal Income Tax Consequences of the Combination

   The following summary discusses the material U.S. federal income tax consequences of the combination to U.S. Holders of SmarterKids.com common stock.

   For purposes of this discussion, a U.S. Holder means:

  .  a citizen or resident of the United States;

  . a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

  . a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or

  . an estate that is subject to U.S. federal income tax on its income regardless of its source.

   This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial decisions currently in effect, all of which are subject to change, possibly with retroactive effect. The discussion assumes that SmarterKids.com stockholders hold their SmarterKids.com common stock and will hold their LearningStar common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Further, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular stockholder in light of his, her or its personal investment circumstances or to stockholders subject to special treatment under the U.S. federal income tax laws, including:

  .  insurance companies;

  .  tax-exempt organizations;

  .  dealers in securities or foreign currency;

  .  banks or trusts;

  . persons that hold their SmarterKids.com common stock as part of a straddle, a hedge against currency risk or a constructive sale or conversion transaction;

  .  persons that have a functional currency other than the U.S. dollar;

  . investors in partnerships, limited liability companies, and other pass-through entities;

  . stockholders who acquired their SmarterKids.com common stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

  . holders of options granted under any SmarterKids.com option or benefit plan.

   Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

All SmarterKids.com stockholders are urged to consult their tax advisors regarding the tax consequences of the combination to them in their particular situations, including the effects of U.S. federal, state, local, foreign and other tax laws.

   The obligation of Earlychildhood to consummate the combination is subject to the condition that it receive at the closing date an opinion from its counsel, Latham & Watkins, to the effect that the contribution to LearningStar of all of the membership interests in Earlychildhood will be treated for U.S. federal income tax purposes as a transfer of property to LearningStar qualifying under Section 351 of the Internal Revenue Code. The obligation of SmarterKids.com to consummate the combination is subject to the condition that it receive at the closing date an opinion from its counsel, Testa, Hurwitz & Thibeault, LLP, to the effect that the merger of S-E Educational Merger Corp. into SmarterKids.com will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code or, taken together with the contribution of all of the outstanding membership interests of Earlychildhood, as a transfer of property to

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


LearningStar qualifying under Section 351 of the Internal Revenue Code. In rendering those opinions, such counsel may make certain assumptions and require and rely on representations, unverified by counsel, including factual representations contained in certificates from SmarterKids.com, Earlychildhood, LearningStar, S-E Educational Merger Corp. and certain of their officers. Pre-closing versions of the opinions described above from Earlychildhood's counsel, Latham & Watkins, and SmarterKids.com's counsel, Testa, Hurwitz & Thibeault, LLP, are attached as exhibits to this proxy statement-prospectus and describe the various and important factual assumptions and representations upon which they are based.

   In the event that either Earlychildhood or SmarterKids.com fails to receive the opinion described above at the closing, that Earlychildhood or SmarterKids.com decides to waive the condition to its obligation to consummate the combination relating to such tax opinion, and that LearningStar and SmarterKids.com determine that the tax consequences of the combination are materially different to the SmarterKids.com stockholders from those associated with a reorganization under Section 368(a) of the Internal Revenue Code or a transfer or property described in Section 351 of the Internal Revenue Code as described herein, LearningStar and SmarterKids.com will circulate additional material to the affected stockholders and will re-solicit their approval and adoption of the combination agreement and the transactions contemplated thereby.

   Material Federal Income Tax Consequences to SmarterKids.com Stockholders of Treatment of Merger as a "Reorganization" or as Part of a Section 351
Transfer. Provided that the merger of S-E Educational Merger Corp. into SmarterKids.com qualifies as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code or, taken together with the contribution of all of the outstanding membership interests in Earlychildhood, as a transfer of property to LearningStar qualifying under Section 351 of the Internal Revenue Code, in the opinion of SmarterKids.com's counsel, Testa, Hurwitz & Thibeault, LLP, the material U.S. federal income tax consequences to the SmarterKids.com stockholders are expected to be as follows:

  . no gain or loss will be recognized, as the result of the merger of S-E Educational Merger Corp. into SmarterKids.com, by LearningStar, S-E Educational Merger Corp. or SmarterKids.com;

  . no gain or loss will be recognized by U.S. Holders of SmarterKids.com common stock on the exchange of their SmarterKids.com common stock for LearningStar common stock, except with respect to cash received in lieu of any fractional share of LearningStar common stock;

  . the aggregate adjusted basis of the LearningStar common stock received by a U.S. Holder in exchange for his, her or its SmarterKids.com common stock, including any fractional share deemed received and redeemed as described below, will be equal to the aggregate adjusted basis of the U.S. Holder's SmarterKids.com common stock exchanged for LearningStar common stock; and

  . the holding period of the LearningStar common stock received in exchange for a U.S. Holder's SmarterKids.com common stock will include the holding period of the U.S. Holder's SmarterKids.com common stock, provided that the U.S. Holder held the SmarterKids.com common stock as a capital asset.

The opinion of Testa, Hurwitz & Thibeault, LLP, with respect to these expected federal income tax consequences is set out in the pre-closing opinion attached as an exhibit to this proxy statement-prospectus, and it describes the various and important factual assumptions and representations upon which the opinion is based.

   None of the opinions to be delivered to the parties in connection with the combination as described in this summary is binding on the Internal Revenue Service or the courts, and the parties do not intend to request a ruling from the Internal Revenue Service with respect to the combination. Accordingly, there is no assurance that the Internal Revenue Service will not challenge the conclusions reflected in those opinions or that a court will not sustain such a challenge.

   If the Internal Revenue Service were successfully to challenge both:

  . the "reorganization" status of the merger of S-E Educational Merger Corp. into SmarterKids.com; and

  . the treatment of the merger, taken together with the contribution of all of the outstanding membership interests in Earlychildhood, as a transfer of property under Section 351 of the Code;

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


each U.S. Holder of SmarterKids.com common stock would recognize taxable gain or loss with respect to the SmarterKids.com common stock surrendered, measured by the difference between:

  . the fair market value, as of the time of the combination, of the LearningStar common stock received in the combination; and

  . the tax basis of the SmarterKids.com common stock surrendered in the combination.

   In that event, a stockholder's aggregate basis in the LearningStar common stock so received would equal its fair market value as of the time of the combination and the holding period for that stock would begin the day after the combination.

   Any change in currently applicable law, which change may or may not be retroactive, or any failure of any factual representations or assumptions to be true, correct and complete in all material respects, could affect the validity of the opinions discussed in this summary.

   Cash Instead of Fractional Shares. The receipt of cash instead of fractional shares of LearningStar common stock by a U.S. Holder of SmarterKids.com common stock will result in taxable gain or loss to the U.S. Holder for U.S. federal income tax purposes based upon the difference between the amount of cash received by the U.S. Holder and the U.S. Holder's adjusted tax basis in the fractional shares as set forth above. The gain or loss is expected to constitute capital gain or loss and to constitute long-term capital gain or loss if the U.S. Holder's holding period is more than one year as of the effective date of the combination. For non-corporate U.S. Holders, this long-term capital gain generally will be taxed at a maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

   Backup Withholding. SmarterKids.com stockholders who are not corporations may be subject to backup withholding at a 31% rate on cash payments received instead of fractional shares of LearningStar common stock. Backup withholding will not apply, however, to a SmarterKids.com stockholder who:

  . furnishes a correct taxpayer identification number and properly certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to SmarterKids.com stockholders following the date of completion of the combination; or

  .  provides a proper certification of foreign status on Form W-8BEN.

   Additional Representations and Agreements of LearningStar, SmarterKids.com and Earlychildhood. Both SmarterKids.com and Earlychildhood (for itself and its subsidiaries) have represented in the combination agreement that they will not incur any tax liability in connection with the combination.

   In the combination agreement, Earlychildhood has also represented, to its knowledge that:

  . none of Earlychildhood, any of its subsidiaries or other affiliates, and any holders of the membership interests of Earlychildhood have taken or agreed to take any action (or failed to take or agreed not to take any action) which such action or inaction, as the case may be, would prevent:

    . the contribution of the membership interests of Earlychildhood to LearningStar from constituting a transaction qualifying as a transfer of property to LearningStar by the holders of such membership interests under Section 351 of the Internal Revenue Code; and

    . the merger of S-E Educational Merger Corp. into SmarterKids.com from qualifying as a "reorganization" described in Section 368(a) of the Internal Revenue Code; and

  . that the holders of such membership interests have no present plan, intention or arrangement to sell or otherwise dispose of any of the LearningStar common stock received in exchange for the contribution of the membership interests of Earlychildhood that would cause the contribution of such membership interests and the merger of S-E Educational Merger Corp. into SmarterKids.com to fail to qualify as transfers under Section 351 of the Internal Revenue Code.

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

   In the combination agreement, SmarterKids.com has also represented, to its knowledge:

  . that none of SmarterKids.com, its affiliates, and any of SmarterKids.com's stockholders have taken or agreed to take any action (or failed to take or agreed not to take any action) which such action or inaction, as the case may be, would prevent the merger of S-E Educational Merger Corp. into SmarterKids.com from qualifying:

    . as a reorganization described in Section 368(a) of the Internal Revenue Code; and

    . taken together with the contribution of the membership interests of Earlychildhood, as a transfer of property to LearningStar covered by
         Section 351 of the Internal Revenue Code; and

  . that the stockholders of SmarterKids.com have no present plan, intention or arrangement to sell or otherwise dispose of any of the LearningStar common stock received in the merger of S-E Educational Merger Corp. into SmarterKids.com that would cause the contribution of the membership interests of Earlychildhood and the merger of S-E Educational Merger Corp. into SmarterKids.com to fail to qualify as transfers under Section 351 of the Internal Revenue Code.

   Earlychildhood, SmarterKids.com, and LearningStar have also agreed in the combination agreement that neither they nor any of their subsidiaries or other affiliates will knowingly take any action, or knowingly fail to take any action, that is reasonably likely to jeopardize the treatment of the merger of S-E Educational Merger Corp. into SmarterKids.com and the contribution of membership interests in Earlychildhood to LearningStar as transfers of property described in Section 351 of the Internal Revenue Code or the merger of S-E Educational Merger Corp. into SmarterKids.com as a reorganization described in
Section 368(a) of the Internal Revenue Code.

   Reporting Requirements. A U.S. Holder of SmarterKids.com common stock receiving LearningStar common stock as a result of the combination will be required to retain certain records for U.S. federal income tax purposes and to file with its U.S. federal income tax return a statement setting forth facts relating to the combination. SmarterKids.com stockholders are urged to consult their tax advisors with respect to these record keeping, filing, and any other tax reporting requirements.

   Tax Attributes. SmarterKids.com has substantial accumulated net operating loss carryovers, which are available (subject to complex rules and limitations) to reduce U.S. federal income tax liabilities in future taxable years. Sections 382 and 383 of the Internal Revenue Code impose significant limitations on the use of carryovers of net operating losses and other items following an "ownership change" as defined in Section 382 of the Internal Revenue Code. SmarterKids.com will likely undergo an ownership change for purposes of these tax rules at the time of the combination. The impact of an ownership change on the ability of a corporation to utilize carryovers involves inherently factual questions, some of which cannot be currently known (including future profitability). In any event, however, while the extent to which the ownership change occurring as a result of the combination will materially affect the utilization of any carryovers cannot be predicted with certainty, this utilization is likely to be significantly limited. SmarterKids.com's stockholders and their advisers should evaluate the combination with the expectation that net operating loss carryovers and other carryover items of SmarterKids.com will not be materially available to reduce future income taxes.

   This discussion is intended to provide only a summary of the material U.S. federal income tax consequences of the combination to the SmarterKids.com stockholders. It does not purport to be a complete analysis or description of all potential U.S. federal income tax consequences of the combination. It does not address certain categories of stockholders, and it does not address state, local, foreign or other federal tax consequences. In addition, as noted above, this summary does not address tax consequences that may vary with, or be contingent upon, the individual circumstances of stockholders. The summary does not address the tax consequences of any transaction other than the combination. Accordingly, SmarterKids.com stockholders should consult their individual tax advisor(s) to determine their particular U.S. federal, state, local or foreign income or other tax consequences resulting from the combination, in light of their individual circumstances.

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

Accounting Treatment of the Combination

   We intend to account for the combination under the purchase method of accounting for business combinations as if Earlychildhood were acquiring SmarterKids.com. For more information on the accounting treatment of the combination, please see the section entitled "Unaudited Pro Forma Condensed Combined Financial Information."

Dissenters' Rights of Appraisal

   Under Delaware law, SmarterKids.com stockholders are not entitled to appraisal rights in connection with the combination.

Regulatory Matters

   Neither SmarterKids.com nor Earlychildhood are required to file any information with the Federal Trade Commission or the Antitrust Division of the Department of Justice under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the combination and the transactions contemplated by the combination agreement.

   SmarterKids.com and Earlychildhood are not aware of any of governmental approvals or actions that are required to complete the combination. Should any approval or action be required, SmarterKids.com and Earlychildhood currently plan to seek the approval or take any necessary action. Failure to obtain the approval or take any necessary action is not anticipated to have a material effect on the combination or on LearningStar.

Restrictions on Sales of Shares by Affiliates of SmarterKids.com and Earlychildhood

   The shares of LearningStar common stock to be issued in connection with the combination will be freely transferable under the Securities Act, except for shares of LearningStar common stock issued to any person who is deemed to be an "affiliate" of either SmarterKids.com or Earlychildhood at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either SmarterKids.com or Earlychildhood and include SmarterKids.com directors and executive officers, significant stockholders of SmarterKids.com (greater than 5%), members of the Earlychildhood management committee, Earlychildhood executive officers and significant equity holders of Earlychildhood (greater than 5%). Affiliates may not sell their shares of LearningStar common stock acquired in connection with the combination except pursuant to:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  .  an exemption under paragraph (d) of Rule 145 under the Securities Act;
     or

  .  any other applicable exemption under the Securities Act.

   LearningStar's registration statement on Form S-4, of which this proxy statement-prospectus forms a part, does not cover the resale of shares of LearningStar common stock to be received by affiliates in the combination. Each of the affiliates of SmarterKids.com and Earlychildhood also entered into agreements with LearningStar pursuant to which each affiliate agreed to comply with Rule 145 of the Securities Act of 1933 in connection with the sale of any common stock of LearningStar acquired in the combination. For more information on restrictions on the sale of LearningStar common stock acquired by affiliates and the affiliate agreements please see the section entitled "Terms of the Combination--Other Agreements."

Nasdaq National Market Listing of LearningStar Common Stock to be Issued in the Combination

   LearningStar will use its reasonable best efforts to cause the shares of LearningStar common stock to be issued in connection with the combination to be approved for listing on the Nasdaq National Market, subject to official notice of issuance, before the completion of the combination.

Delisting and Deregistration of SmarterKids.com Common Stock following the Combination

   When the combination is completed, SmarterKids.com common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934.

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

                       TERMS OF THE COMBINATION AGREEMENT

   The following is a brief summary of the material provisions of the combination agreement, a copy of which is attached hereto as Annex A and is incorporated by reference in this proxy statement-prospectus. The summary is qualified in its entirety by reference to the combination agreement. We urge you to read the combination agreement in its entirety for a more complete description of the terms and conditions of the combination.

Structure of the Combination, Conversion of SmarterKids.com Common Stock and Exchange of Earlychildhood Membership Interests

   Structure. To accomplish the combination of their businesses, SmarterKids.com and Earlychildhood jointly formed a new company, LearningStar, with one wholly-owned subsidiary, S-E Educational Merger Corp. In order to effect the combination:

  . all outstanding membership interests of Earlychildhood will be contributed to LearningStar; and

  . S-E Educational Merger Corp. will be merged with and into SmarterKids.com, with SmarterKids.com as the surviving corporation.

   As a result of the contribution and the merger, SmarterKids.com and Earlychildhood will each become a wholly-owned subsidiary of LearningStar.

   Conversion of SmarterKids.com Common Stock and Exchange of Earlychildhood Membership Interests. In the combination:

  . Earlychildhood members will receive shares of LearningStar common stock according to the following exchange ratio applicable to the class of each outstanding Earlychildhood membership interest they own as of the closing date of the combination:

    .  each .00001% of a Class A membership interest will be exchanged for
       4.9951 shares of LearningStar common stock;

    .  each .00001% of a Class B membership interest will be exchanged for
       4.6781 shares of LearningStar common stock;

    .  each .00001% of a Class C membership interest will be exchanged for
       2.3365 shares of LearningStar common stock; and

  . SmarterKids.com common stockholders will receive one share of LearningStar common stock for each share of SmarterKids.com common stock owned as of the effective date of the combination.

   Also at the effective time, options and warrants to purchase SmarterKids.com common stock and options to purchase Class C membership interests in Earlychildhood will be converted into the right to receive options and warrants to purchase LearningStar common stock as described more fully in the section entitled "The Combination--Treatment of Options to Purchase SmarterKids.com Common Stock and Earlychildhood Membership Interests, SmarterKids.com Warrants and the SmarterKids.com Employee Stock Purchase Plan."

   As a result of the combination, former holders of SmarterKids.com common stock and options and warrants therefor will own approximately one-third of the capital stock of LearningStar and former holders of membership interests in Earlychildhood and options therefor will own approximately two-thirds of the capital stock of LearningStar. The number of shares of LearningStar common stock issuable in the combination will be proportionately adjusted for any stock split, stock dividend or similar event with respect to the SmarterKids.com common stock or Earlychildhood membership interests effected between the date of the combination agreement and the date the combination is completed.

Exchange of SmarterKids.com Stock Certificates for LearningStar Stock
Certificates

   When the combination is completed, the exchange agent will deliver a letter of transmittal and instructions for surrendering SmarterKids.com stock certificates and certificates representing Earlychildhood membership interests, if any, for LearningStar stock certificates. When you deliver your SmarterKids.com stock certificates to the exchange agent, along with a properly executed letter of transmittal and any other required documents, your SmarterKids.com stock certificates will be cancelled and you will receive stock certificates representing the number of full shares of LearningStar common stock to which you are entitled under the combination agreement. SmarterKids.com stockholders and Earlychildhood members will receive payment in cash, without interest, in lieu of any fractional shares of LearningStar common stock to which they would have been otherwise entitled as a result of the combination. You should not submit your SmarterKids.com stock certificates for exchange until you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

   You are not entitled to receive any dividends or other distributions on LearningStar common stock until the combination is completed and you have surrendered your SmarterKids.com stock certificates in exchange for LearningStar stock certificates.

   If there is any dividend or other distribution on LearningStar common stock with a record date after the date on which the combination is completed and a payment date before the date you surrender your SmarterKids.com stock certificates in exchange for LearningStar stock certificates, you will receive the dividend or distribution with respect to the whole shares of LearningStar common stock issued to you promptly after the dividend or distribution is issued. If there is any dividend or other distribution on LearningStar common stock with a record date after the date on which the combination is completed and a payment date after the date you surrender your SmarterKids.com stock certificates in exchange for LearningStar stock certificates, you will receive the dividend or distribution with respect to the whole shares of LearningStar common stock issued to you promptly after the payment date.

   LearningStar will issue a LearningStar stock certificate and/or a check in lieu of a fractional share in a name other than the name in which a surrendered SmarterKids.com stock certificate is registered only if the exchange agent is presented with all documents required to effect the unrecorded transfer of ownership and show payment of any applicable stock transfer taxes.

Treatment of Options to Purchase SmarterKids.com Common Stock and
Earlychildhood Membership Interests, SmarterKids.com Warrants and the SmarterKids.com Employee Stock Purchase Plan.

   Options to Purchase SmarterKids.com Common Stock and Earlychildhood Membership Interests. When the combination is completed, each option to purchase SmarterKids.com common stock or Earlychildhood membership interests, as the case may be, will be converted into an option to purchase the same number of shares of LearningStar common stock (rounded down to the nearest whole number) as the holder of the option would have been entitled to receive had the optionholder exercised the option in full immediately prior to the effective date of the combination, at an exercise price equal to:

  . the aggregate exercise price for the shares of SmarterKids.com common stock or Earlychildhood membership interests, as the case may be, purchasable pursuant to the option, divided by

  . the number of full shares of LearningStar common stock deemed purchasable pursuant to the option in accordance with the combination agreement (rounded up to nearest whole cent).

   LearningStar intends to file a registration statement on Form S-8 covering the issuance of the shares of LearningStar common stock subject to each SmarterKids.com and Earlychildhood option and intends to maintain the effectiveness of that registration statement for as long as any of the options remain outstanding.

   SmarterKids.com Warrants. Upon consummation of the combination, each outstanding warrant for SmarterKids.com common stock will be converted into the right to acquire the same number of shares of LearningStar common stock (rounded down to the nearest whole number) as the holder of the warrants would have been entitled to purchase had the warrantholder exercised the warrants immediately prior to the effective date of the combination, at an exercise price equal to:

  . the aggregate exercise price for the shares of SmarterKids.com common stock purchasable pursuant to the warrant, divided by

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  .  the number of full shares of LearningStar common stock deemed purchasable pursuant to the warrant in accordance with the combination agreement (rounded up to the nearest whole cent).

   Employee Stock Purchase Plan. When the combination is completed, it is intended that SmarterKids.com employees and Earlychildhood employees will be able to participate in the LearningStar employee stock purchase plan, and the SmarterKids.com 1999 employee stock purchase plan will be terminated.


Conditions to the Combination

   Each of SmarterKids.com's and Earlychildhood's obligations to complete the combination are subject to the satisfaction or written waiver of specified conditions, including the following:

  . the receipt of all approvals and consents of, and the completion of filings with, or notices to, any governmental authority necessary for completion of the combination, the failure of which to obtain, individually or in the aggregate, would reasonably be likely to have a material adverse effect, individually or in the aggregate, on SmarterKids.com, Earlychildhood or LearningStar;

  . the declaration of effectiveness of the registration statement on Form S-4, of which this proxy statement-prospectus is a part, by the Securities and Exchange Commission, and the absence of any stop order or proceedings seeking a stop order;

  . the absence of any order, executive order, stay, decree, judgment or injunction prohibiting completion of the combination issued by any governmental entity;

  . the approval for listing on a national securities exchange or for quotation on the Nasdaq National Market of the shares of LearningStar common stock to be issued, or to be reserved for issuance, in connection with the combination, subject to official notice of issuance;

  . the receipt by both parties of the respective required consents of any person whose consent is required in order to complete the combination, except those consents that, if not obtained, would not, individually or in the aggregate, have a material adverse effect on SmarterKids.com or Earlychildhood, as applicable, or a material adverse effect on LearningStar;

  . the taking of all necessary actions by both parties to amend the certificate of incorporation and bylaws of LearningStar and to compose the board of directors of LearningStar as required by the combination agreement; and

  . each of the transaction documents must have been executed and be in full force and effect and no material breach by any party shall have occurred thereunder.

   The term "material adverse effect" when used in this section in reference to any entity means any event, change, circumstance or effect that is or is reasonably likely to be materially adverse to the business, assets, properties, financial condition or results of operations of the entity and its subsidiaries, if any, taken as a whole. However, with respect to SmarterKids.com no decrease or successive decreases in the market price of SmarterKids.com common stock will, in and of itself, constitute a material adverse effect.

   SmarterKids.com's obligation to complete the combination is subject to the satisfaction or waiver of the following additional conditions:

  . Earlychildhood's representations and warranties must be true and correct as of the date of the combination agreement and as of the date of completion of the combination, except for:

    .  changes contemplated by the combination agreement; and

    . inaccuracies which, individually or in the aggregate, have not had and are not reasonably likely to have a material adverse effect on Earlychildhood or LearningStar or a material adverse effect on the consummation of the transactions contemplated by the combination agreement;

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  .  Earlychildhood must have performed in all material respects all material obligations required to be performed by it under the combination agreement; and

  . no material adverse effect or material adverse change with respect to Earlychildhood shall have occurred since the date of the combination agreement and be continuing;

  . SmarterKids.com must have received from Testa, Hurwitz & Thibeault, LLP, a written opinion to the effect that the merger of S-E Educational Merger Corp. with and into SmarterKids.com will be treated for U.S. federal income tax purposes as either a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code or, when taken together with the contribution of all of the outstanding membership interests in Earlychildhood to LearningStar, as a transfer of property qualifying under Section 351 of the Internal Revenue Code; and

  . Earlychildhood must have executed each of the transaction documents to which it is a party, which agreements must be in full force and effect and no material breach by Earlychildhood may have occurred thereunder.

   Earlychildhood's obligation to complete the combination is subject to the satisfaction or waiver of the following additional conditions:

  . the adoption of the combination agreement by the affirmative vote of the holders of a majority of the outstanding shares of SmarterKids.com common stock;

  . SmarterKids.com's representations and warranties, must be true and correct as of the date of the combination agreement and as of the date of completion of the combination, except for:

    .  changes contemplated by the combination agreement; and

    . inaccuracies which, individually or in the aggregate, have not had and are not reasonably likely to have a material adverse effect on SmarterKids.com or LearningStar or a material adverse effect on the consummation of the transactions contemplated by the combination agreement;

  . SmarterKids.com must have performed or complied with all material obligations required to be performed by it under the combination agreement;

  . no material adverse effect or material adverse change with respect to SmarterKids.com shall have occurred since the date of the combination agreement and be continuing;

  . SmarterKids.com shall have Cash on Hand (as defined by U.S. generally accepted accounting principles) of not less than $18,000,000 after deducting certain fees and expenses of both parties incurred in connection with the combination, including costs relating to the integration of the two businesses and their technologies; and

  . Earlychildhood must have received from Latham & Watkins a written opinion to the effect that for U.S. federal income tax purposes, the contribution of all the outstanding membership interests of Earlychildhood to LearningStar will be treated as a transfer of property qualifying under Section 351 of the Internal Revenue Code.

No Other Transactions Involving SmarterKids.com or Earlychildhood

   The combination agreement contains detailed provisions prohibiting SmarterKids.com and Earlychildhood from seeking an alternative transaction. Under these "no solicitation" and "no negotiation" provisions, each of SmarterKids.com and Earlychildhood has agreed that neither it nor any of its subsidiaries, officers, directors, employees, financial advisors, attorneys, accountants or other agents or representatives will, directly or indirectly:

  . solicit, initiate, facilitate or encourage any inquires, offers or proposals by any third party with respect to an Acquisition Proposal, as described below;


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  .  enter into or execute any agreement with respect to an Acquisition
     Proposal;

  . engage in or continue any discussion with, or otherwise communicate any non-public information to any third party relating to an Acquisition Proposal, except pursuant to a governmental request for information;

  . make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal; or

  . take any other action inconsistent with its non-solicitation obligations or commitments.

   The term "Acquisition Proposal" means, with respect to any entity:

  . any transaction pursuant to which any third party acquires more than 20% of the outstanding equity securities of that entity pursuant to a tender offer or exchange offer or otherwise;

  . a merger or other business combination, recapitalization, restructuring or similar transaction involving that entity;

  . any other transaction pursuant to which any third party acquires more than 20% of the fair market value of all assets of the entity, including stock of its subsidiaries, taken as a whole; or

  . any public announcement of a proposal, plan or intention to do any of the foregoing.

   However, the combination agreement does not prevent SmarterKids.com and its board of directors from, with respect to a bona fide written unsolicited Acquisition Proposal:

  .  furnishing non-public information to the third party;

  . otherwise facilitating any effort or attempt by the third party to make an Acquisition Proposal;

  . agreeing to recommend or endorse the Acquisition Proposal by the third party;

  . withdrawing, modifying or proposing to withdraw or modify its approval and recommendation of the combination agreement and the transactions contemplated thereby;

  . participating in any discussions or negotiations with the third party relating to the Acquisition Proposal; and

  . entering into an agreement implementing the Acquisition Proposal, if SmarterKids.com at the same time terminates the combination agreement and pays Earlychildhood the termination fee described below.

   However, SmarterKids.com may take the foregoing actions if and only to the extent that:

  . the SmarterKids.com board of directors, after consultation with a financial advisor of nationally recognized reputation, reasonably determines in good faith that the unsolicited Acquisition Proposal is more favorable or reasonably likely to lead to an Acquisition Proposal more favorable to the SmarterKids.com stockholders from a financial point of view than the transactions contemplated by the combination agreement and is made by a third party reasonably believed by the SmarterKids.com board of directors to be financially capable of completing the Acquisition Proposal;

  . the SmarterKids.com board of directors, after consultation with outside counsel, reasonably determines in good faith that the failure to take such action would cause the members of the SmarterKids.com board of directors to breach their fiduciary duties to the SmarterKids.com stockholders under applicable law;


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  .  before providing any non-public information to, or entering into discussions or negotiations with, the third party in connection with an unsolicited Acquisition Proposal by that person, the SmarterKids.com board of directors receives from that third party an executed confidentiality agreement with terms no less favorable than those contained in the confidentiality agreement among SmarterKids.com, Earlychildhood and Thomas Weisel Partners, LLP and provided that the confidentiality agreement does not contain any exclusive right to negotiate with SmarterKids.com or any payments by SmarterKids.com; and

  . before providing any information to any person or entering into discussions or negotiations with the third party with respect to the Acquisition Proposal, it promptly notifies Earlychildhood of:

    . inquiries, proposals or offers received with respect to the Acquisition Proposal, any non-public information requested from, or any discussions or negotiations sought to be initiated or continued with, any of its representatives;

    . the name of the third party making the Acquisition Proposal and the terms and conditions of any proposal or offer; and

    . SmarterKids.com does not accept or enter into any agreement concerning an Acquisition Proposal for at least three business days after Earlychildhood's receipt of notice of the terms of the Acquisition Proposal.

   In addition, the combination agreement does not prevent SmarterKids.com from complying with Rule 14e-2 promulgated under the Securities Exchange Act of 1934 with regard to an Acquisition Proposal.

   The SmarterKids.com board of directors may only change its recommendation that the SmarterKids.com stockholders vote in favor of the approval and adoption of the combination agreement and the transactions contemplated thereby as provided in the "no solicitation" provision of the combination agreement.

   Each of SmarterKids.com and Earlychildhood has agreed under the provisions of the combination agreement that:

  . it will promptly keep the other party informed of the status and terms of any proposals, offers, discussions or negotiations covered by the "no solicitation" and "no negotiation" provisions of the combination agreement;

  . it will, and its officers, directors, managers and representatives will, immediately cease and terminate any activities, discussions or negotiations existing as of November 14, 2000, the date of the execution of the combination agreement, with any parties conducted before that date with respect to any Acquisition Proposal; and

  . it will use reasonable best efforts to promptly inform its directors, officers, key employees, agents and representatives of the obligations of the "no solicitation" provision of the combination agreement, in the case of SmarterKids.com, and "no negotiation" provision of the combination agreement, in the case of Earlychildhood.

   Nothing contained in the "no solicitation" or "no negotiation" provisions of the combination agreement will:

  . permit SmarterKids.com or Earlychildhood to terminate the combination agreement, except as specifically provided in the combination agreement; or

  . affect any other obligation of SmarterKids.com or Earlychildhood under the combination agreement.

Termination

   The combination agreement may be terminated at any time prior to the completion of the combination, whether before or after SmarterKids.com stockholder approval has been obtained:

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  .  by mutual written consent of SmarterKids.com and Earlychildhood;

  . by either SmarterKids.com or Earlychildhood if the combination is not completed by April 30, 2001, except that if the combination has not been completed by April 30, 2001 due to failure to obtain any governmental approval, the date for completion of the combination will be extended to July 31, 2001;

  . by either SmarterKids.com or Earlychildhood if any court of competent jurisdiction issues an non-appealable final order, decree or ruling or takes any other non-appealable, final action permanently restraining, enjoining or otherwise prohibiting the combination;

  . by either SmarterKids.com or Earlychildhood if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party that is material and not cured within 30 business days following receipt by the breaching party of written notice of the breach;

  .  by Earlychildhood, if:

    . at the SmarterKids.com special meeting of stockholders (including any adjournment or postponement of the special meeting), the requisite vote of the stockholders of SmarterKids.com in favor of the approval and adoption of this combination agreement and the transactions contemplated thereby is not obtained;

    . the SmarterKids.com board of directors has withdrawn or modified in any manner its recommendation that its stockholders vote in favor of approval and adoption of the combination agreement and the transactions contemplated thereby;

    . SmarterKids.com fails to include in this proxy statement-prospectus the recommendation of its board of directors in favor of the approval of the combination agreement and the transactions contemplated thereby;

    . after the receipt by SmarterKids.com of an Acquisition Proposal, Earlychildhood requests in writing that the SmarterKids.com board of directors reconfirm its recommendation that the SmarterKids.com stockholders are in favor of approval and adoption of the combination agreement and the transactions contemplated thereby and the SmarterKids.com board of directors fails to do so within ten business days after its receipt of Earlychildhood's request;

    . the SmarterKids.com board of directors or any committee thereof approves or recommends to the stockholders of SmarterKids.com an Acquisition Proposal other than the proposed combination;

    . a tender offer or exchange offer for 20% or more of the outstanding shares of SmarterKids.com common stock is commenced (other than by Earlychildhood or an affiliate of Earlychildhood) and the SmarterKids.com board of directors does not oppose the tender or exchange offer;

    . SmarterKids.com enters into any letter of intent or similar document or any agreement, contract or commitment accepting or expressing an intent to accept an Acquisition Proposal;

    . SmarterKids.com fails to call and hold the special meeting of SmarterKids.com stockholders by April 30, 2001; or

  . by SmarterKids.com, prior to the approval and adoption by its stockholders of the combination agreement, if SmarterKids.com receives a bona fide written unsolicited Acquisition Proposal and:

    . the SmarterKids.com board of directors reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation) that the Acquisition Proposal is more favorable or is reasonably likely to lead to an Acquisition Proposal that is more favorable to the SmarterKids.com stockholders from a financial point of view than the proposed combination and is made by a third party reasonably believed by the SmarterKids.com board of directors to be financially capable of completing the Acquisition Proposal; and



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    .  the SmarterKids.com board of directors reasonably determines in good faith (after having consulted with and considered the advice of its outside legal counsel) that the failure to take actions in connection with the Acquisition Proposal would cause the members of the SmarterKids.com board of directors to breach their fiduciary duties to the SmarterKids.com stockholders under applicable law; provided, that SmarterKids.com must have given Earlychildhood three business days' notice before the termination, otherwise complied with the "no solicitation" provisions and paid Earlychildhood the termination fee described below.

Termination Fees

   As set forth in more detail below, the combination agreement requires SmarterKids.com to pay a termination fee of $1,300,000 to Earlychildhood if:

  . Earlychildhood terminates the combination agreement due to the failure of SmarterKids.com to receive the requisite vote of its stockholders to approve the combination agreement; and:

    . at the time of this termination, a definitive proposal for an Acquisition Proposal has been provided to SmarterKids.com by a third party; and

    . within 12 months of this termination, either SmarterKids.com shall have entered into a definitive agreement with respect to, or have completed, a transaction in connection with the Acquisition Proposal;

  . SmarterKids.com terminates the combination agreement and at that time Earlychildhood would have been permitted to terminate the combination agreement as a result of the actions of the SmarterKids.com board of directors in connection with approval and adoption of the combination agreement and the transactions contemplated thereby by SmarterKids.com stockholders or an Acquisition Proposal;

  . Earlychildhood terminates the combination agreement due to SmarterKids.com's actions in connection with approval and adoption of the combination agreement and the transactions contemplated thereby by SmarterKids.com stockholders or an Acquisition Proposal; or

  . SmarterKids.com terminates the combination agreement having determined in good faith that an Acquisition Proposal:

    . is more favorable or is reasonably likely to lead to an Acquisition Proposal that is more favorable to the SmarterKids.com stockholders from a financial point of view than the combination and is made by a third party reasonably believed by the SmarterKids.com board of directors to be financially capable of completing the Acquisition Proposal; and


    . the failure to take alternative actions in connection with the Acquisition Proposal would cause the members of the SmarterKids.com board of directors to breach their fiduciary duties to the SmarterKids.com stockholders under applicable law.

Expenses

   If the combination agreement is terminated by SmarterKids.com or Earlychildhood due to a breach by the other party of its representations, warranties, covenants and agreements, then the breaching party is required to pay the expenses incurred by the non-breaching party in connection with the combination, up to a maximum of $350,000 and subject to certain exceptions described in the combination agreement. A portion of the termination fee, if applicable, may be deemed to include reimbursement of termination expenses.

Agreement to Cooperate to Complete the Combination

   Each of SmarterKids.com and Earlychildhood has agreed to cooperate with the other and to use its reasonable best efforts to take all actions and do all things necessary, proper and advisable under the

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combination agreement and applicable laws to complete the combination as soon as practicable after November 14, 2000, which is the date of the combination agreement. Accordingly, each has agreed to use its reasonable best efforts to:

  . as promptly as practicable, prepare and file all applications, notices, petitions, filings, and other documents, and to obtain all waivers, licenses, orders, registrations, permits, rulings, authorizations and clearances from any third party or any domestic or foreign governmental entity necessary to complete the combination; and

  . take all reasonable steps to obtain all necessary consents and required approvals, including those required under applicable antitrust laws.

   The combination agreement also contains covenants relating to the cooperation between SmarterKids.com and Earlychildhood in the preparation of this proxy statement-prospectus and additional agreements between them relating to, among other things, access to information, mutual notice of specified matters and public announcements.

Amendment, Extension and Waiver

   The combination agreement may be amended by SmarterKids.com and Earlychildhood, by action taken or authorized by their board of directors or management committee, as the case may be, at any time before or after approval of the combination agreement by the stockholders of SmarterKids.com has been obtained. After the approval has been obtained, no amendment may be made which by law requires further approval by the stockholders of SmarterKids.com, without their further approval. All amendments to the combination agreement must be in writing signed by SmarterKids.com and Earlychildhood.

   At any time before the effective date of the combination, SmarterKids.com and Earlychildhood may, by action taken or authorized by their board of directors or management committee, as the case may be, to the extent legally allowed:

  . extend the time for the performance of any of the obligations or other acts of the other parties to the combination agreement;

  . waive any inaccuracies in the representations and warranties of the other party contained in the combination agreement or in any document delivered pursuant to the combination agreement; and

  . waive compliance with any of the agreements or conditions of the other party contained in the combination agreement.

   All extensions and waivers must be in writing and signed by the party making the waiver.

Representations and Warranties

   The combination agreement contains customary representations and warranties of SmarterKids.com and Earlychildhood relating to, among other things:

  .  corporate organization and similar corporate matters;

  .  subsidiaries and capital structure;

  .  taxes;

  .  properties;

  .  intellectual property;

  .  product warranty and liability;

  .  material contracts;

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  .  litigation;

  .  environmental matters;

  .  employee benefit plans and labor matters;

  .  compliance with laws;

  .  insurance;

  .  no existing discussions with third parties;

  .  authorization, absence of conflicts, required filings and consents;

  .  absence of certain changes or events;

  . information supplied in connection with this proxy statement-prospectus and the registration statement of which it is a part;

  . board of directors and management committee approval, as the case may be, and applicable state takeover laws;

  . in the case of SmarterKids.com, the vote required to approve and adopt the combination agreement and the transactions contemplated thereby; and

  . in the case of SmarterKids.com, documents filed with the Securities and Exchange Commission and financial statements included in those documents.

LearningStar Charter and Bylaws

   Upon completion of the combination, the restated certificate of incorporation of LearningStar will be in substantially the form set forth in Annex D to this proxy statement-prospectus and the amended and restated bylaws of LearningStar will be substantially in the form set forth in Annex E to this proxy statement-prospectus. For a summary of the material provisions of the restated certificate of incorporation and amended and restated bylaws of LearningStar, and the rights of stockholders of LearningStar under the restated certificate of incorporation and amended and restated bylaws, see the section entitled "Description of Capital Stock of LearningStar."

Stockholder Support Agreement

   The following is a brief summary of the material provisions of the stockholder support agreement, a copy of which is attached as Annex B to this proxy statement-prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the stockholder support agreement. We urge you to read the stockholder support agreement in its entirety for a more complete description of its terms and conditions.

   In connection with the execution and delivery of the combination agreement, Earlychildhood entered into a stockholder support agreement with each of the directors and executive officers and certain significant stockholders of SmarterKids.com, pursuant to which these directors, executive officers and stockholders agreed to vote all their shares of SmarterKids.com common stock in favor of the approval and adoption of the combination agreement and the transactions contemplated thereby. As of the record date for the special meeting, these directors, executive officers and stockholders owned shares of SmarterKids.com common stock representing approximately % of the total voting power of the outstanding shares of the SmarterKids.com common stock.

   The stockholder support agreement prohibits, subject to limited exceptions, these stockholders from selling, transferring, pledging, encumbering, assigning or otherwise disposing of any shares of SmarterKids.com capital stock, except to a person who agrees in writing to be bound by the terms of the stockholder support agreement.

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   The stockholder support agreement terminates upon the earlier to occur of the completion of the combination and the termination of the combination agreement in accordance with its terms.

Other Agreements

   The following is a brief summary of the material provisions of the other agreements entered into in connection with the combination agreement.

   Consent and Non-Contravention Agreement. In connection with the combination, each of the holders of membership interests in Earlychildhood entered into a consent and non-contravention agreement with SmarterKids.com pursuant to which the members agreed that they would, at the closing of the combination, contribute all of their membership interests in Earlychildhood to LearningStar and in exchange therefor accept the number of shares of LearningStar common stock in accordance with the exchange ratio applicable to the class of membership interests held.

   The consent and non-contravention agreement prohibits, subject to limited exceptions, the Earlychildhood members from selling, transferring, pledging, encumbering, assigning or otherwise disposing of any membership interests in Earlychildhood, except to a person who agrees in writing to be bound by the terms of the consent and non-contravention agreement.

   The consent and non-contravention agreement terminates upon the earlier to occur of the completion of the combination and the termination of the combination agreement in accordance with its terms.

   Affiliate Agreements. In connection with the combination, each of the affiliates of SmarterKids.com (the directors and executive officers and holders of 5% or more of the outstanding common stock of SmarterKids.com) and each of the affiliates of Earlychildhood (the management committee members, executive officers and holders of 5% or more of the outstanding membership interests in Earlychildhood) executed affiliate agreements pursuant to which each affiliate agreed to comply with Rule 145 of the Securities Act of 1933 in connection with the sale of any common stock of LearningStar acquired in the combination. For more information on the requirements of Rule 145 of the Securities Act of 1933, please see the section entitled "The Combination--Restrictions on Sales of Shares by Affiliates of SmarterKids.com and Earlychildhood."

   Lock-up Agreements. In connection with the combination, each of the directors and executive officers and certain significant stockholders of SmarterKids.com, as well as each of the holders of membership interests in Earlychildhood, entered into a lock-up agreement with LearningStar pursuant to which each agreed not to sell any shares of LearningStar common stock received in connection with the combination for a period of 180 days from the date the combination is completed (or earlier pursuant to a waiver).

   Registration Rights Agreements. Each of the persons or entities who executed a lock-up agreement in connection with the combination also entered into a registration rights agreement with LearningStar pursuant to which, under certain circumstances, LearningStar will be required to register the shares of LearningStar common stock acquired in the combination by these persons or entities.

   Consulting Agreement. Upon completion of the combination, David Blohm, the current President and Chief Executive Officer of SmarterKids.com, will enter into an 18-month consulting agreement with LearningStar and will be paid a fee of $18,750 per month for his services. Upon expiration of the 18-month consulting period, LearningStar shall provide Mr. Blohm with severance payments of $4,166.67 per month for 24 months.

Completion and Effectiveness of the Combination

   The combination will be completed when all of the conditions to completion of the combination are satisfied or waived, including the approval and adoption of the combination agreement by the stockholders of SmarterKids.com. The combination will become effective upon:

  . the contribution of all of the outstanding membership interests in Earlychildhood to LearningStar; and

  . the filing of a certificate of merger with the Secretary of State of the State of Delaware with respect to the merger of S-E Educational Merger Corp. with and into SmarterKids.com.

   We are working toward completing the combination as quickly as possible. We expect to complete the combination during the spring of 2001.

No Provision for Unaffiliated Stockholder Access to SmarterKids.com Corporate Files

   No provision has been made by SmarterKids.com in connection with the combination to grant unaffiliated security holders access to the corporate files of SmarterKids.com or to obtain counsel or appraisal services at the expense of SmarterKids.com.

Accountants

   The firms of PricewaterhouseCoopers, LLP, independent accountants and auditors of SmarterKids.com, and KPMG LLP, independent accountants and auditors of Earlychildhood, have each been invited to attend the SmarterKids.com special meeting and will have an opportunity to make a statement and respond to appropriate questions.

                            MARKET PRICE INFORMATION

   SmarterKids.com common stock is traded on the Nasdaq National Market under the symbol "SKDS." As of the record date for the special meeting, there were
approximately     holders of record of SmarterKids.com common stock. The
following table sets forth the high and low closing prices per share of SmarterKids.com common stock as reported by the Nasdaq National Market for each quarter during the fiscal year ended December 31, 2000 and for the portion of the fourth quarter during the fiscal year ended December 31, 1999 following completion of SmarterKids.com's initial public offering on November 23, 1999.

   SmarterKids.com has not paid cash dividends on its common stock during these periods and SmarterKids.com does not presently intend to declare cash dividends on its common stock in the foreseeable future.

   Earlychildhood's membership interests are not publicly traded and, as such, no market price information is available regarding its membership interests. As
of       , 2001, the record date for the SmarterKids.com special meeting, there
were approximately    holders of outstanding membership interests in
Earlychildhood.

                                                               SmarterKids.com
                                                                 Common Stock
                                                               ----------------
                                                                 High     Low
                                                               -------- -------
1999
 Fourth Quarter (November 23-December 31, 1999)............... $15.3125 $6.5625
2000
 First Quarter................................................ $ 8.3750 $3.9375
 Second Quarter............................................... $ 4.0625 $1.5000
 Third Quarter................................................ $ 2.3125 $1.0625
 Fourth Quarter............................................... $ 2.1250 $0.5312

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   On November 14, 2000, SmarterKids.com, Inc. entered into a contribution agreement and plan of reorganization and merger with Earlychildhood LLC, S-E Educational Holdings Corp. (subsequently renamed LearningStar Corp.) and S-E Educational Merger Corp. Pursuant to the combination agreement, each of Earlychildhood and SmarterKids.com will become a wholly-owned subsidiary of LearningStar. Upon completion of the combination, each issued and outstanding share of common stock of SmarterKids.com will be converted into the right to receive one newly-issued share of LearningStar common stock, and holders of outstanding common stock of SmarterKids.com and options and warrants therefor will acquire an aggregate of approximately one-third of the capital stock of LearningStar. In addition, in the combination, all of the issued and outstanding membership interests of Earlychildhood will be exchanged for newly-issued shares of LearningStar common stock in accordance with the exchange ratios set forth in the combination agreement, and holders of outstanding membership interests in Earlychildhood and options therefor will acquire approximately two-thirds of the capital stock of LearningStar.

   The following unaudited pro forma condensed combined financial information gives effect to the combination of Earlychildhood and SmarterKids.com by application of the pro forma adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet gives effect to the combination as if it had occurred on December 31, 2000. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2000 gives effect to the combination as if it had occurred on January 1, 2000.

   The combination will be accounted for under the purchase method, with Earlychildhood as the acquirer and SmarterKids.com as the acquired company. Under the purchase method of accounting, the purchase price will be allocated to the assets acquired and liabilities assumed of SmarterKids.com based upon management's estimates of fair values, with the excess of the purchase price over the fair value of the net assets being recorded as goodwill. The pro forma adjustments related to the purchase price allocation represent management's best estimate of the effects of the pending combination and are subject to adjustment upon completion of a final independent valuation analysis to be obtained in connection with the closing of the combination. The pro forma adjustments are based upon estimates, currently available information and certain assumptions that management deems appropriate; management believes that finalization of the purchase accounting upon consummation of the combination will not significantly change the pro forma adjustments.

   The unaudited pro forma condensed combined financial information presented herein is not necessarily indicative of the results of operations or financial position of the combined companies had the transactions assumed therein occurred, nor are they necessarily indicative of the results of operations which may be expected to occur in the future. The unaudited pro forma condensed combined financial information should be read in conjunction with the audited financial statements and notes thereto of each of Earlychildhood and SmarterKids.com included elsewhere in this proxy statement-prospectus.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                          As of December 31, 2000
                                 (In thousands)

                                                              Pro Forma
                                                         ------------------------
                          Earlychildhood SmarterKids.com Adjustments      Total
                          -------------- --------------- -----------     --------
Assets
Current assets:
 Cash and cash
  equivalents...........     $    181       $ 17,557      $     --       $ 17,738
 Short-term
  investments...........          --          13,831            --         13,831
 Accounts receivable,
  net...................        5,106            232            --          5,338
 Inventories............       16,929          2,080            --         19,009
 Prepaid expenses and
  other current assets..        2,051          1,844            --          3,895
                             --------       --------      ---------      --------
 Total current assets...       24,267         35,544            --         59,811
Receivable from member..          139            --             --            139
Property and equipment,
 net....................        4,690          5,296         (1,366)(b)     8,620
Other assets............        1,975          1,546            --          3,521
Goodwill, net...........        5,146            --           5,298(e)     10,444
Other intangible assets,
 net....................        1,925            274           (274)(c)    14,025
                                                             12,100 (d)
Restricted cash.........          --           1,028            --          1,028
                             --------       --------      ---------      --------
 Total assets...........     $ 38,142       $ 43,688      $  15,758      $ 97,588
                             ========       ========      =========      ========
Liabilities and
 Stockholders' Equity
Current liabilities:
 Current portion of long
  term debt and capital
  lease obligations.....     $  5,188       $    525      $     --       $  5,713
 Bank overdraft.........        1,154            --             --          1,154
 Accounts payable.......        3,555          5,089            --          8,644
 Accrued expenses.......        1,860          4,418            630 (f)    10,308
                                                              3,400 (k)
 Deferred revenue.......          --             188           (188)(g)       --
 Income taxes payable...           65            --             --             65
 Deferred income taxes..          357            --             --            357
 Other current
  liabilities...........          211             30            --            241
                             --------       --------      ---------      --------
 Total current
  liabilities...........       12,390         10,250          3,842        26,482
Long term debt and
 capital lease
 obligations, net of
 current portion........        7,250            685            --          7,935
Deferred income taxes...           66            --             --             66
                             --------       --------      ---------      --------
 Total liabilities......       19,706         10,935          3,842        34,483
                             --------       --------      ---------      --------
Stockholders' equity:
 Members' equity........       21,013            --         (21,013)(i)       --
 Common stock...........          --             207           (207)(h)       656
                                                                207  (a)
                                                                449  (i)
 Additional paid in-
  capital...............          --         111,809       (111,809)(h)    65,077
                                                             47,913 (a)
                                                             20,564 (i)
                                                             (3,400)(k)
 Deferred stock
  compensation..........       (2,577)        (3,399)         3,399 (h)    (2,628)
                                                                (51)(j)
 Accumulated deficit....          --         (75,864)        75,864 (h)       --
                             --------       --------      ---------      --------
 Total stockholders'
  equity................       18,436         32,753         11,916        63,105
                             --------       --------      ---------      --------
 Total liabilities and
  stockholders' equity..     $ 38,142       $ 43,688      $  15,758      $ 97,588
                             ========       ========      =========      ========

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                   For the year ended December 31, 2000

                     (In thousands, except per share data)

                                                           Pro Forma
                                                      ----------------------
                                 Early      Smarter
                               childhood    Kids.com  Adjustments    Total
                               ---------    --------  -----------   --------
Net revenues.................   $80,400     $ 10,206    $   --      $ 90,606
Cost of goods sold...........    50,661        7,920        --        58,581
                                -------     --------    -------     --------
 Gross profit................    29,739        2,286        --        32,025
                                -------     --------    -------     --------
Operating expenses:
 Selling, general and
  administrative, including
  stock-based compensation...    30,472       35,495       (455)(l)   65,532
                                                             20 (m)
 Restructuring costs.........       --         1,300        --         1,300
 Amortization of goodwill and
  other intangible assets....       964          --       3,573 (n)    4,537
                                -------     --------    -------     --------
 Total operating expenses....    31,436       36,795      3,138       71,369
                                -------     --------    -------     --------
 Loss from operations........    (1,697)     (34,509)    (3,138)     (39,344)
Interest income..............        39        2,764        --         2,803
Interest expense.............    (1,657)        (144)       --        (1,801)
Other expense................       --          (785)       --          (785)
                                -------     --------    -------     --------
 Loss before income taxes....    (3,315)     (32,674)    (3,138)     (39,127)
Income tax expense
 (benefit)...................       286          --        (286)(o)      --
                                -------     --------    -------     --------
 Net loss....................   $(3,601)    $(32,674)   $(2,852)    $(39,127)
                                =======     ========    =======     ========
Pro forma income tax
 (benefit)...................   $(1,005)(p)
Pro forma net loss...........   $(2,310)(p)

Basic and diluted net loss
 per common share............   $ (0.05)(p) $  (1.59)               $  (0.60)(q)
Weighted average number of
 basic and diluted shares
 outstanding.................    44,764 (p)   20,519                  65,433 (q)

1. Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

   The following represents the components of the purchase price of SmarterKids.com as of December 31, 2000 for financial accounting purposes (in thousands):

   Fair value of 20,668,849 shares of LearningStar Corp. common stock exchanged for outstanding SmarterKids.com common stock...........  $37,204
   Fair value of stock options exchanged.............................    7,177
   Fair value of warrants exchanged..................................      339
   Direct acquisition costs of Earlychildhood........................    3,400
                                                                       -------
     Total purchase price............................................  $48,120
                                                                       =======

   The fair value of the common stock issued in the combination of $1.80 per share was based on the average market value of SmarterKids.com common stock during the period commencing three days before and ending three days after the announcement date of the combination. The fair value of stock options exchanged was determined on a grant-by-grant basis using the Black-Scholes model and the following assumptions: stock price of $1.80, volatility of 90%, dividend rate of zero, risk-free rate of return ranging from 5.89% to 6.03% depending on the date of the grant, and expected life ranging from 2.55 to 5.25 years depending on the vesting status. The intrinsic value of the unvested employee stock options is recorded in the purchase accounting as deferred compensation to be amortized over the remaining vesting period. The fair value of warrants exchanged was determined using the Black Scholes model and the following assumptions:

   . stock price of $1.80;

   . volatility of 90%;

   . dividend rate of zero;

   . risk-free rate of return ranging from 5.87% to 6.04%; and

  . expected life equal to the remaining contractual term of each warrant.

  The following represents the preliminary allocation of the total purchase price to the estimated fair values of acquired assets and liabilities of SmarterKids.com at December 31, 2000 and is for illustrative purposes only. Assuming the transaction occurred on December 31, 2000, the purchase accounting allocation would have been as follows (in thousands):

   Working capital..................................................... $24,852
   Property and equipment..............................................   3,930
   Other assets........................................................   2,574
   Goodwill............................................................   5,298
   Other intangible assets.............................................  12,100
   Long-term liabilities...............................................    (685)
   Deferred compensation...............................................      51
                                                                        -------
     Total purchase price.............................................. $48,120
                                                                        =======

   The purchase accounting allocation summarized above is reflected in the following pro forma adjustments to the unaudited pro forma condensed combined balance sheet at December 31, 2000:

  (a) To record Earlychildhood's investment in SmarterKids.com equal to the total purchase price summarized above.

  (b) To write-off the net book value of the fixed assets associated with the warehouse and distribution facilities of SmarterKids.com, for which no future use is expected upon consummation of the combination.

  (c) To remove the recorded historical value of the intangible assets of SmarterKids.com which are included in the current valuation of acquired identifiable intangible assets as recorded in adjustment (d) below.

  (d) To record the identifiable intangible assets at their fair values based on a preliminary independent appraisal. Upon completion of the combination, Earlychildhood will obtain a final independent professional valuation of the identifiable intangible assets acquired. Preliminarily, Earlychildhood expects such identifiable intangible assets to include the following:

                                   Estimated Fair Value Estimated Useful Life
                                   -------------------- ---------------------
                                      (in thousands)         (in years)
     Completed technology-
      product recommendation
      system......................       $ 2,700                 5-7
     Completed technology-
      website.....................         1,800                   5
     Customer list................         2,000                   5
     Content-ratings..............           200                 3-5
     Content-profiles.............         1,000                   3
     Workforce in place...........           800                   4
     Trade names..................         3,600                   5
                                         -------
      Total.......................       $12,100
                                         =======

    The estimated useful lives reflect management's estimates of the period over which the combined company will benefit from the intangible asset, based on management's expectations for related future cash flows, the time during which the technologies will be supplanted by new enhancements, how long a customer's child will be of an age applicable to SmarterKids.com's products, how long a product will be popular, employee turnover, and the time over which the company can capitalize on the SmarterKids.com brand and the many awards it has received.

  (e) To record as goodwill the excess of the total purchase price over the fair value of the net assets acquired resulting from the purchase accounting for SmarterKids.com. This goodwill will be amortized over its estimated useful life of five years. Earlychildhood's existing goodwill pertains to previously completed acquisitions and is being amortized over its estimated useful life of ten years.

  (f) To record a liability for exit costs related to SmarterKids.com warehouse and distribution facilities to be closed in connection with the combination. These costs have not been included in the Unaudited Pro Forma Condensed Combined Statement of Operations because they are non-recurring; these costs are expected to be paid out and reflected in the historical financial statements of LearningStar during the year ended December 31, 2001.

  (g) To eliminate the previously recorded value of deferred revenue since there are no expected related post-combination performance costs.

  (h) To eliminate the historical stockholders' equity accounts of SmarterKids.com.

  (i) To reflect the recapitalization of Earlychildhood in connection with the combination whereby the Earlychildhood membership interests will be exchanged for common stock of LearningStar.

  (j) To record deferred compensation related to the intrinsic value of the unvested portion of SmarterKids.com employee stock options exchanged in the combination.

  (k) To record Earlychildhood's estimated direct costs related to the combination which consist of the following (in thousands):

       Investment banker fees.......................................... $1,350
       Professional fees...............................................  1,300
       Other expenses..................................................    750
                                                                        ------
                                                                        $3,400
                                                                        ======

2. Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations


  (l) To reflect reduced depreciation expense resulting from the decrease in the recorded value of the property and equipment due to the adjustment pursuant to (b) above.

  (m) To reflect amortization of the deferred stock compensation of $51,000 recorded in connection with the combination.

  (n) To reflect amortization of the goodwill and identifiable intangible assets of SmarterKids.com recorded in the purchase accounting for the combination, based on their expected useful lives ranging from three to seven years (as summarized in (d) and (e) above).

  (o) To adjust the tax provision of the combined companies to reflect the net operating losses generated by SmarterKids.com in the period presented. As of December 31, 2000, SmarterKids.com had net operating loss carryforwards for federal and state tax purposes of approximately $67 million, which expire through 2020. Utilization of these tax benefits in future years by the combined company will be subject to annual limitations.

  (p) Assumes exchange of the weighted average membership interests into common stock of LearningStar Corp. at the exchange ratios as stated in the combination agreement and includes a pro forma adjustment to income tax expense as if Earlychildhood had been taxed as a C corporation for federal and state income tax purposes during the period.

  (q) Since the pro forma statement of operations results in a loss from continuing operations, the pro forma basic and diluted net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. The calculation of the pro forma weighted average number of common shares outstanding assumes that 20,668,849 shares of the combined company have been issued to acquire SmarterKids.com in the combination and that they were outstanding at the beginning of the period presented.

                                SMARTERKIDS.COM

   The information in this section describes the business of SmarterKids.com as it has historically been conducted, without giving effect to the combination. For a more detailed discussion of SmarterKids.com's business, you should read its most recent annual report on Form 10-K, which was filed by SmarterKids.com on March 30, 2000.

                                 Business

Overview

   SmarterKids.com was incorporated in Delaware in March 1994. SmarterKids.com is a leading online educational store, launched in November 1998, dedicated to helping parents help their children learn, develop, and grow. The site offers one of the Internet's most personalized shopping experiences, linking teacher-reviewed toys, games, books, software, and hands-on activities through SmarterKids.com's patent-pending evaluation and recommendation process. SmarterKids.com provides educational content, including product reviews, learning styles surveys and personalized product recommendations, to help parents and gift givers find quality products and make informed purchase decisions tailored to a child's individual developmental needs and learning goals.

   SmarterKids.com serves as a resource for parents, offering specialty centers, the Grade Expectations! guide to education standards and thousands of educational products, including both well-known brands and hard-to-find quality offerings, for children ages infant through 12.

   SmarterKids.com integrates carefully selected products, helpful content and interactive tools with an intuitive and easy-to-use website to create a compelling and unique online shopping experience. SmarterKids.com only sells products that its team of educators certified by state regulatory agencies believe have educational, developmental or learning value. SmarterKids.com's collection of products includes over 4,500 books, toys and games, and software titles from over 300 suppliers. Because SmarterKids.com is focused on education, many of its products, particularly toys and games, are often not found on many of the other websites that offer children's products. The My Kid's Store personalization area on the SmarterKids.com website allows parents to build a confidential educational profile of their child that can include information about the child's age and grade, learning styles, learning goals and performance on standardized tests. The SmarterKids.com SmartPicks technology then uses this profile to make product recommendations from SmarterKids.com's distinctive assortment of products tailored to a child's individual developmental profile and goals.

   SmarterKids.com's principal executive offices are located at 15 Crawford Street, Needham, Massachusetts 02494. SmarterKids.com's telephone number is
(781) 449-7567 and its website is www.smarterkids.com.

Industry Background

   SmarterKids.com's business lies at the intersection of the consumer market for educational and developmental products for children and Internet-based commerce.

   The Educational Products Market. As a result of a number of societal trends, including constraints on school budgets and the increasing use of standardized tests, many parents are taking a more active role in their children's education. In their efforts to help their children learn, improve their children's standardized test scores and make learning fun, parents are increasingly purchasing educational books, toys and games, and software.

   Parents are faced with the challenge of finding quality educational products and selecting the right products for their children. With thousands of educational products to choose from and few reliable sources of information, finding the appropriate products for a specific child's needs and goals can be overwhelming and confusing. Parents seek a resource for comprehensive and trusted educational content and product information to help them make informed purchase decisions.

   Limitations of the Traditional Retail Channel. The traditional retail channel, including mass-market retailers, has numerous participants and is highly fragmented. In general, store-based retailers face challenges in providing a shopping experience that meets the needs of parents, including:

  .  narrow selection of products due to physical space limitations;

  .  high costs from the need to build and operate multiple retail locations;

  .  lack of flexibility in product display and merchandising capabilities;

  . lack of convenience due to limited hours of operation and geographic location; and

  .  lack of focus on educational products and limited educational expertise.

   Specialty educational retailers and creative toy and game retailers that are focused on education often lack the sales expertise or time to analyze a child's specific needs. As a result, the traditional retail channel fails to satisfy parents' needs for selection, convenience, personalized service and advice and information.

   Growth of the Internet and Consumer Electronic Commerce. Because of the inherent limitations of traditional retail channels of distribution, the Internet has dramatically affected the way consumers and businesses are buying and selling products and services. The Internet is well suited for consumer commerce for a number of reasons, including:

  . increased convenience due to the ability to access the Internet at any time from almost any location;

  . virtually unlimited "shelf" space to allow merchants to offer a wide selection of products and services;

  .  low facilities and staffing costs;

  . merchandising flexibility due to the merchant's ability to quickly update and customize product selection and presentation, editorial content and prices;

  . enhanced knowledge of customers' needs from the merchant's ability to gather, process and store large amounts of customer information; and

  .  the ability to provide a large amount of targeted information.

   In addition, consumers are also using the Internet to obtain information and manage personal needs.

   Limitations of Online Retailers That Offer Educational Products. Although online retailers have a number of advantages, those that offer educational products as a component of their larger product mix have been limited in a number of ways because they generally:

  .  do not evaluate the products they offer;

  .  lack extensive educational and editorial content; and

  . do not assess an individual child's needs to personalize the online experience.

   The limitations of traditional and online retailers create a significant opportunity for an educational resource that combines educational expertise and assessment tools, a wide range of quality educational products and the power of the Internet to help parents make informed purchase decisions.

The SmarterKids.com Solution

   SmarterKids.com is an online retailer focused on children's educational books, toys and games, software, mucic and video and school supplies. SmarterKids.com combines expertise in children's education with sophisticated product analysis to help parents make better purchase decisions. Key features of the SmarterKids.com solution include:

   Broad Assortment of Carefully Selected and Reviewed Educational
Products. SmarterKids.com's collection of educational products includes over 4,500 books, toys and games, and software titles from over 300 suppliers. SmarterKids.com continues to carefully select and add products to its assortment that meet its quality standards. SmarterKids.com consults with certified educators who select only products that have educational, developmental or learning value. SmarterKids.com products are also selected based on how a child uses the product, and whether the product is fun. Once selected, the SmarterKids.com review process then determines product suitability based on the skills taught, effectiveness in addressing each skill, the appropriate grade level(s), the teaching approach, learning style and the occasion for use, such as bedtime, travel or group play. Each product is assigned a rating for "fun," "ease-of-use" and "reusability" and is then given an overall "expert review." SmarterKids.com also provides product reviews prepared by third parties. Because it is focused on education, many of SmarterKids.com's products, particularly toys and games, are not found on many of the other popular websites that offer children's products.

   Compelling Educational Content and Contextual Merchandising. SmarterKids.com believes that it is an authority on educational products. Each member of the SmarterKids.com team of educators holds a degree in education, has teaching experience and has designed and implemented developmental and educationally appropriate curriculum for children. This team of educators develops SmarterKids.com content, including educational articles, parenting advice and product reviews, and licenses educational content from third parties. The benefit SmarterKids.com provides parents comes, first, by selecting the best educational products in the marketplace to offer from the SmarterKids.com website and, second, by providing online advice and information about specific products to help parents and gift givers make appropriate selections. The SmarterKids.com website also integrates content with access to relevant products. For example, the Smarter Parents Resource Center suggests weekly and monthly educational activities parents can do with their children and then suggests products to expand on these activities. The SmarterKids.com Teacher Talk Glossary helps parents understand commonly used educational terms. SmarterTips helps parents prepare their children for standardized tests. SmarterSites connects parents to other relevant educational websites. SmarterKids.com's exclusive monthly columns, "TotTime" by Jean Warren and "Raising Smarter Kids" by Dr. Dorothy Rubin, are authored by education experts with more than 100 published books to their credit. In addition, parents can get daily education news headlines from the world's top news sources in Today's Headlines. In addition, SmarterKids.com launched specialty centers focused on the individual product and informational needs of Gifted & Talented and Special Needs children, furthering its mission to help all children learn, develop, and grow.

   Convenient and Easy-to-Use Website. SmarterKids.com integrates carefully selected products, helpful content and interactive tools with an intuitive and easy-to-use interface. SmarterKids.com organizes its website around age and grade levels, which is the way parents typically think about the educational development of their children. SmarterKids.com offers full search and browsing capabilities that enable parents to find products easily. Furthermore, SmarterKids.com notifies registered parents when it offers relevant new products or specials. SmarterKids.com provides customers the convenience and flexibility of shopping 24 hours a day, seven days a week, with dedicated customer service and reliable and timely product delivery.

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   Technology That Matches Products With a Child's Unique Educational
Profile. Parents can use SmarterKids.com's proprietary technology to find products that meet their child's unique educational needs. The My Kid's Store personalization area allows parents to build an evolving and confidential educational profile of their child that can include information about the child's age and grade, learning goals and results from:

  .  the Learning Styles Survey that parents can fill out online;

  .  skills check-up assessment tests that children can take online;

  . CD-ROM based skills tests that parents can order from the SmarterKids.com website; and

  .  scores from state-sponsored standardized tests.

   SmarterKids.com's proprietary SmartPicks technology then uses this developmental profile to make targeted product recommendations. SmartPicks "reshuffles" the entire store so that it emphasizes those products that the SmarterKids.com educational team believes are appropriate for the individual child's unique needs and individual goals. On subsequent visits, the SmarterKids.com website will recognize registered members and display products and services tailored to a child's developmental profile and goals. SmarterKids.com believes it is the first and presently the only educational products and services website to offer this level of personalization.

Shopping at SmarterKids.com

   The SmarterKids.com website is designed to be easy and convenient to use. The SmarterKids.com website provides informative reviews of our products and other useful educational information and is organized in the same way that parents typically think about the educational development of their kids--by age and grade level.

   Website Design and Utility. The primary means by which SmarterKids.com's products and features are organized is by SmarterKids.com's five age and grade ranges--infant, toddler, preschool through kindergarten, grades 1-3 and grades 4-6, each grade range is referred to as an "aisle" on the SmarterKids.com website. Parents naturally think about their children in terms of their age and grade, and, by organizing its website in this manner, SmarterKids.com is able to emphasize its unique focus on the individual child.

   Within each age and grade range, or "aisle," visitors can browse through links organized by parents' or teachers' favorite, subject matter, brand, keyword or theme. Each aisle also has pictures and prices of highlighted products with links to teachers' reviews of these products.

   From the SmarterKids.com home page, or within each aisle, customers may access a number of helpful areas within the website, including:

  . product categories such as Parents' Favorites, Teachers' Favorites, Best Sellers, Monthly Picks, Great Gift Ideas, Kids' Favorites or Twenty under $20;

  .  product groups, organized by well-known brands or favorite characters;

  .  SmarterKids.com's Learning Styles Survey;

  . subject links, to find products which address a particular educational or developmental area; and

  . a keyword search box, where customers can enter a product name, manufacturer name or descriptive words to find a product.

   These areas are constantly evaluated and refined to reflect the feedback SmarterKids.com gathers from its customers and any seasonal, periodic or promotional opportunities SmarterKids.com pursues.

   Products. SmarterKids.com offers five product types--books, toys and games, software, music and video and school supplies--ranging in price from under $2.00 to $799.00. These products range from those based on

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popular brands and licensed characters to hard-to-find specialty items.
SmarterKids.com sets its prices on parity with the average prices of similar products offered by its online competitors. Each product listing has a picture of the product; narrative review; indication of skills developed, educational approach utilized, and best application; and ratings for ease of use, fun, reusability and depth of instruction. With one click, a user can see all applicable brands, categories and special offers for each product type. For example, a parent might select a vividly illustrated book that teaches letter recognition, software that uses an engaging interactive story to develop creativity, or a puzzle that teaches motor skills and spatial-relationship awareness.

   The Grade Expectations! section of the SmarterKids.com website allows parents to select products aligned to educational grade standards based on an interpretation of widely accepted national, state, and local curriculum guidelines.

   My Kid's Store offers what SmarterKids.com believes to be one of the most personalized shopping experiences in electronic commerce. Parents enter information related to their child's education and development to build a personal profile, and SmarterKids.com uses the information to present an educationally appropriate assortment of products. The more information that a parent enters, the more precise will be the product recommendations made by SmartPicks, SmarterKids.com's proprietary personalization technology. My Kid's Store incorporates a child's age and grade, learning goals and results from:

  .  the Learning Styles Survey that parents fill out online;

  .  a skills check-up assessment test that children can take online;

  . a CD-ROM-based skills test that parents can order from the SmarterKids.com website; and

  .  scores from state-sponsored standardized tests.

   For example, when a parent wishes to focus a first grade child on pre-reading skills, SmartPicks presents only those products appropriate to that age and skill goal. Further individual customization can be achieved when a parent completes a Learning Styles Survey to determine whether a child learns best through a linguistic, visual, musical, interpersonal, intrapersonal, mathematical or physical style. If a child's learning style is visual, SmartPicks will customize this child's shopping area by suggesting products that teach pre-reading skills to a first grader through visual learning. SmartPicks retains a child's information for future reference by the parent. When a parent returns to the SmarterKids.com website, new products will automatically be suggested that achieve the learning goals and fit the learning style and age range of the child.

   SmarterKids.com protects all information entered into My Kid's Store and elsewhere and strictly adheres to commonly accepted privacy standards established by TrustE and the Better Business Bureau, non-profit organizations who are dedicated to establishing a trusting environment for making purchases and gathering information on the Internet. Information regarding TrustE and the Better Business Bureau can be found at www.truste.org and www.bbb.com.

   Product selection, check-out and payment functions are easy and intuitive. SmarterKids.com stocks each item that it sells and is able to show the customer the availability for each product. SmarterKids.com's credit card approval technology prevents customers from experiencing delays in check-out. Customers receive e-mail confirmations of their orders, notification of shipment, and the ability to track their shipment through the United Parcel Service and Federal Express.

   Website content is designed and selected to achieve SmarterKids.com's mission of helping parents help their children learn. SmarterKids.com's product reviews are prepared by a team of educators. To promote trust, SmarterKids.com encourages customers to access explanations of product review methodology. SmarterKids.com's Parents Center suggests weekly learning activities that parents can do with their children, helps parents prepare their children for standardized tests, and offers a Teacher Talk Glossary to explain terms used by education professionals. SmarterSites connects parents to relevant and powerful information sources. Parents who register for My Kid's Store receive twice-monthly e-mailed newsletters.

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Marketing and Sales

   SmarterKids.com uses a multi-faceted advertising and promotional strategy to build awareness and attract customers to its website. SmarterKids.com uses a personalized database marketing approach to build its customer base and encourage repeat transactions. SmarterKids.com emphasizes responsive and reliable customer service to earn customer loyalty.

   E-mail is the primary vehicle by which SmarterKids.com communicates with its customers and registered users. SmarterKids.com sends customers periodic newsletters and notification of private, customer-only offers. SmarterKids.com personalizes its information and offers to specific subsets of its customers, according to the products they have purchased and the information they have provided in their children's My Kid's Store profiles, enhancing the value added and SmarterKids.com's relationship with them.

   SmarterKids.com's online marketing efforts include relationships with companies who maintain websites that have a large, existing customer base. SmarterKids.com places banners, buttons and text links on its websites in return for a specified number of "impressions", or times they are viewed on-screen, and jointly develops content, promotions and e-mail marketing programs. These relationships generally include content sharing arrangements and require SmarterKids.com to pay a fee for delivery of Internet traffic. In these relationships, SmarterKids.com is usually the preferred, if not exclusive, online retailer of children's educational books, toys and games, and software. For example, SmarterKids.com is the exclusive e-commerce partner of the Microsoft Encarta website.

   National Computer Systems, or NCS, is the largest processor of standardized tests for children in kindergarten through grade 12 in the United States. NCS provides processing and scoring for over 30 million student assessment tests, such as the Iowa Test of Basic Skills, in all 50 states and for the U.S. Department of Education. In May 1999, NCS launched its WeHelpKids.com website, offering a variety of electronic HelpTests and value-added services aimed at providing assessment and identification of a student's academic strengths and weaknesses. WeHelpKids.com contains several direct links to the SmarterKids.com website, which draws parents eager to support and encourage their children's learning. The links are promoted through both a banner promotion and the NCS ReportCard service. The NCS ReportCard service allows parents to enter the results of their children's state standardized tests on WeHelpKids.com and receive personalized product recommendations from SmarterKids.com's SmartPicks system based on those test results. WeHelpKids has commenced this service as a pilot program for Michigan standardized tests and intends to add tests and services for tests given in other states. The agreement with NCS provides that SmarterKids.com pay NCS a commission based upon a percentage of the gross margin on sales generated by customers originating from WeHelpKids.com and expires in March 2001 unless renewed. In connection with the establishment of its promotional services relationship with NCS, SmarterKids.com issued to NCS warrants to purchase 112,500 shares of SmarterKids.com common stock at an exercise price of $1.33 per share. With the consent of NCS, SmarterKids.com cancelled warrants to purchase 84,375 shares of SmarterKids.com common stock in November 2000. The remaining 28,125 warrants become exercisable upon the achievement by NCS of certain milestones.

   Through programs managed by LinkShare, SmarterKids.com has relationships with over 10,000 websites that feature links to SmarterKids.com in return for a commission based on net sales that result from such referrals. These websites range from online malls to individuals' websites. LinkShare recruits affiliates, collect commissions from SmarterKids.com and pays the participating websites.

   Offline marketing is an increasingly important component of SmarterKids.com's customer acquisition and branding efforts. SmarterKids.com advertises in a variety of parenting-oriented and other magazines and through direct mail and free-standing inserts.

   SmarterKids.com obtains products from a network of large and small vendors, manufacturers and distributors. SmarterKids.com carries inventory of the products available for sale on its website.

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SmarterKids.com currently conducts its distribution operations through one facility operated by SmarterKids.com, consisting of approximately 139,000 square foot facility in Mansfield, Massachusetts.

   SmarterKids.com sends orders from its website to its distribution facilities over secure connections and warehouse management systems that optimize the pick, pack and ship process. The warehouse management system provides the website with data on inventory quantities, which enables SmarterKids.com to display information about the availability of the products on its website. The management system also enables SmarterKids.com to offer a variety of gift wrap choices, custom gift cards and custom to/from labels for each individual gift. In addition, SmarterKids.com offers an order tracking service for its customers on its website.

   SmarterKids.com offers three levels of shipping service in the United
States: standard, premium and express. SmarterKids.com has developed relationships with United Parcel Service, the United States Postal Service and Federal Express to maximize its overall service level to all 50 states and select international locations.

Customer Service

   SmarterKids.com seeks to provide a customer experience that exceeds customer expectations. Its goals include:

  .  prompt shipping;

  .  responding to all e-mail inquiries within the same day;

  .  maintaining a return rate of less than 1%; and

  .  maintaining at least 99% of inventory items in stock at any time.

   SmarterKids.com maintains a toll-free telephone customer service center staffed with customer service representatives trained to assist customers with product selection, order processing, shipping and billing and any other questions or problems. SmarterKids.com trains its representatives to be competent and courteous. SmarterKids.com gives representatives wide discretion to ensure that customers are satisfied with their purchases and their purchasing experience.

Technology

   SmarterKids.com has implemented a broad array of scalable systems for website management, search, customer service, electronic transaction management and data interchange, e-mail, order processing, payment processing, office administrative services, and accounting. These systems use a combination of proprietary and commercially-available technologies. SmarterKids.com focuses its internal development efforts on creating and improving specialized software that is unique and able to enhance its business. SmarterKids.com uses a set of applications for:

  .  evaluating and reviewing products for eligibility in its store;

  .  accepting and validating customer orders;

  . managing customer telephone and e-mail inquiries and requests for service;

  . transmitting order and related information among our website, headquarters, and fulfillment locations;

  .  profiling customers' order histories and purchasing patterns;

  .  conducting and managing customer payment transactions; and

  .  interacting with its fulfillment center.


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


   SmarterKids.com develops or selects systems that are based on industry-standard architectures that have been designed to minimize downtime in case of outages or catastrophic occurrences. They provide 24-hours-a-day, seven-days-a-week availability. The SmarterKids.com transaction processing methods and databases are designed without arbitrary capacity constraints and are scalable to any volume of demand that it expects to encounter. SmarterKids.com has implemented load balancing systems and redundant servers to provide for fault tolerance.

   Since September 1999, SmarterKids.com's systems infrastructure has been hosted at Exodus Communications in Waltham, Massachusetts. Exodus provides redundant communication lines from multiple providers, 24-hour monitoring and engineering support, its own generators and multiple back-up systems. Exodus also maintains private peering relationships. Private peering refers to a private network that Exodus built with major tier-one Internet providers. Customers who connect through those service providers will be routed faster through the private network and avoid the unpredictable performance of the public Internet. This agreement, which provides for monthly payments, will continue to renew automatically for successive one year terms unless it is earlier terminated by either party.

Competition

   SmarterKids.com's competitive position is in specialty education retailing, exclusively selling over the Internet. This positioning puts SmarterKids.com in competition with several companies which can be classified into several distinct groups, including:

  .  mass market retail chains, such as Kmart, Target and Wal-Mart;

  . mass market book sellers, toy stores and computer hardware and software stores, such as Barnes & Noble, Toys "R" Us and CompUSA;

  . traditional regional or local bookstores, toy stores and computer and software stores;

  . traditional and online specialty educational retailers, such as Learning Express and Zany Brainy;

  . online book sellers, toy sellers and computer software sellers, such as Amazon.com, KBkids.com, and Beyond.com; and

  .  educational catalog distributors, such as Scholastic.

   SmarterKids.com believes that the principal competitive factors in its market are:

  .  brand recognition and trust;

  .  ability to attract and retain consumers;

  .  breadth of product selection;

  .  product pricing;

  .  availability of educational and authoritative information; and

  .  quality and responsiveness of customer service.

   SmarterKids.com believes that it competes favorably on these factors and believes that it will continue to:

  .  build brand recognition as the brand matures:

  .  expand on its base of over 250,000 customers;

  .  expand its line of over 4,500 educational products;

  .  competitively price product offerings;

  .  deliver education content; and

  .  provide quality customer service.

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Intellectual Property Rights

   SmarterKids.com regards the protection of its intellectual property as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws, license agreements and contractual restrictions to establish and protect its proprietary rights in SmarterKids.com website architecture and technology, products, content and services. SmarterKids.com has a pending patent application relating to the SmartPicks product selection algorithm it uses on its website. SmarterKids.com has entered into confidentiality and invention assignment agreements with its employees and contractors in order to limit disclosure of proprietary information and to protect SmarterKids.com's ownership interest in its website architecture and technology. SmarterKids.com cannot assure you that these contractual arrangements or the other steps taken by it to protect its intellectual property will prove sufficient to prevent misappropriation of its technology or deter independent third-party development of similar technologies.

Employees

   As of December 31, 2000, SmarterKids.com had 98 full-time employees, including 35 in marketing and sales, 16 in customer service, two in editorial and education review, 20 in development and 25 in general and administrative. In connection with the restructuring announced in the fourth quarter of 2000, 48 of these employees have been given notice of termination, to be effective by June 30, 2001. From time to time, SmarterKids.com also employs independent contractors to support these operational areas. The employees of SmarterKids.com are not represented by a union, and it believes that its employee relations are good.

Property

   SmarterKids.com is headquartered in Needham, Massachusetts, where it leases an office with approximately 39,152 square feet under a lease expiring in October 2004. SmarterKids.com believes that these facilities are adequate to meet its current requirements and that suitable additional or substitute space will be available as needed. In addition, during the second quarter of 2000, SmarterKids.com leases a 139,000 square foot distribution center in Mansfield, Massachusetts under a lease expiring in March 2005. The distribution center allows SmarterKids.com to better manage its fulfillment process.

Legal Proceedings

   SmarterKids.com is not a party to any material legal proceedings, though it from time to time may become a party to various legal proceedings arising in the ordinary course of its business.

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

SmarterKids.com Management's Discussion and Analysis of Financial Condition and
                             Results of Operations

   SmarterKids.com's Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying financial statements and related notes of SmarterKids.com for the periods specified, included elsewhere in this proxy statement-prospectus. The following discussion contains forward-looking statements which involve risks and uncertainties. SmarterKids.com makes such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements should be considered in light of the factors described. Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements. In this section, the words "anticipates," "believes," "expects," "intends," "future," "could," and similar words or expressions (as well as other words or expressions referencing future events, conditions, or circumstances) identify forward-looking statements.

Overview

   SmarterKids.com is an online retailer focused exclusively on children's educational books, toys and games, software, music and video, and school supplies.

   From inception through March 1998, SmarterKids.com's activities consisted primarily of the conception, development, publishing, marketing and sales of its proprietary educational and entertainment CD-ROM software. In March 1998, SmarterKids.com determined that due to its popularity, use of the Internet as a means to sell products and services was the next step in the development of the company. SmarterKids. com then began transitioning its business model to online sales of third-party educational products and commenced development of the SmarterKids.com website. In November1998, SmarterKids.com launched its website, discontinued the sale of its proprietary CD-ROM products through traditional retail channels and began offering its proprietary CD-ROM products on a limited basis through SmarterKids.com's online channel.

   While SmarterKids.com's online retail revenues have grown since launching its website, over the same period, marketing and sales expenses increased significantly as a result of SmarterKids.com's promotional activities. SmarterKids.com expects that the rate at which it incurs losses will depend on the extent it continues to incur additional expenses to advertise and promote its website, expand its product offerings and website content, enhance and upgrade its website and other systems, expand its fulfillment capabilities and hire additional personnel.

   Prior to November 1998, revenues consisted solely of sales of SmarterKids.com's proprietary CD-ROM products and were recognized upon shipment, net of return allowances as determined by historical trends of actual returns. Cost of revenues consisted primarily of production and shipping costs. Marketing and sales expenses consisted primarily of promotions and advertising of SmarterKids.com's products through national computer software retailers. Development costs consisted primarily of compensation for employees developing SmarterKids.com's proprietary CD-ROM software. General and administrative costs consisted primarily of compensation for employees and professional fees.

   Revenues in 1999 and 2000 consisted of online sales of third-party educational products and charges to customers for shipping. Also included in fiscal 1999 and 2000 revenues are online sales of our proprietary CD-ROM products, which are offered on a limited basis. The revenue in fiscal 2000 also includes previously deferred revenue related to gift certificates sold to a third party in 1999, which expired unused. In each of the years ended December 31, 1999 and 2000, SmarterKids.com derived approximately 2% of its revenues from outside of the United States. Revenues are recognized when the products are received by customers and are net of promotional discounts, coupons and return allowances, which are determined by historical trends of actual returns. Under SmarterKids.com's online retail business model, its actual returns and therefore its allowance for returns are lower than the returns from its historical CD-ROM business which utilized an indirect sales channel.

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The provision for write-offs and returns in 1998 and, almost entirely, in 1999 were related to the historical CD-ROM business and the provision for write-offs and returns in 2000 were related only to the online retail business. The decline in product returns was due to the change in the primary sales channel. Under SmarterKids.com's online retail business model products are sold directly to consumers. Under the historical CD-ROM business, products were sold to distributors, who were able to return unsold products. The returns from distributors were in bulk quantities. Cost of revenues consisted primarily of the cost of products sold to customers and SmarterKids.com's shipping costs. SmarterKids.com anticipates that its gross margins will fluctuate from quarter to quarter depending on consumer preferences for its mix of products.

   Marketing and sales expenses consisted primarily of the cost of advertising and promotional activities, fulfillment services fees to J.L. Hammett Co. through July 1, 2000 and costs to operate SmarterKids.com's own distribution facility thereafter, commissions to online marketing companies, and expenses for personnel engaged in marketing, merchandising and customer service activities. Fulfillment fees paid to J.L. Hammett Co. were based on a percentage of the cost to SmarterKids.com of its products. This percentage was fixed and did not vary with the prices of SmarterKids.com's products. Commissions to online marketing companies are based on a percentage of revenues generated through these relationships. Approximately 5% and 10% of SmarterKids.com's revenues in the years ended December 31, 1999 and 2000, respectively, were derived from these relationships.

   Development expenses consisted primarily of payroll and related costs for personnel performing website design, development, testing, technology maintenance and content maintenance. SmarterKids.com believes that continued investment in website development and maintenance is critical to attaining its strategic objectives.

   General and administrative expenses consisted primarily of payroll and related costs for executive and administrative personnel, professional service expenses and other general corporate expenses. In November 1999, SmarterKids.com incurred a one-time cost of $861,000 in connection with the settlement and legal expenses of a patent infringement lawsuit, which cost was included in general and administrative expenses for the quarter and year ended December 31, 1999.

   Restructuring charges consisted of employee termination benefits related to the Company's approved and implemented restructuring program. The restructuring program has been undertaken in order to reduce operating expenses in the Company's business and is expected to be completed in June 2001. The program included a net reduction of 60% of SmarterKids.com's workforce. Accordingly, during the fourth quarter of 2000, the Company recorded a charge of $1.3 million related to employee termination benefits. As of December 31, 2000, $61,000 has been paid out and approximately $1.2 million remains outstanding.

   Interest income consists primarily of interest earned on capital invested in commercial paper, corporate and treasury notes. Interest expense is related to short-term lease obligations and borrowings under our equipment lines of credit. Also included in other expense in fiscal 2000 are transaction expenses of $693,000 related to our proposed combination with Earlychildhood LLC. The transaction expenses consist primarily of legal, accounting, and investment banking fees.

   With respect to SmarterKids.com's need to attract, retain and motivate qualified employees and certain marketing and service providers, since September 1995, SmarterKids.com has provided them with equity-based compensation. Stock compensation expenses represent non-cash charges related to stock options and warrants given to employees and directors, consultants, J.L. Hammett Co. and NCS. For employee and director grants, the compensation charge reflects the difference between the exercise price of the options and the estimated fair value of the underlying common stock on the date of the grant. This compensation charge is deferred initially and amortized to expense over the vesting period of the applicable options. For non-employee grants, the compensation charge reflects the fair value of the options and warrants on the initial measurement date (typically the date of grant for those exercisable immediately or with fixed vesting periods, or the date

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when vesting becomes fixed for those with variable vesting periods), as well as subsequent re-measurements of such fair value until the options and warrants vest. Accordingly, SmarterKids.com cannot currently estimate additional charges related to future re-measurement of unvested non-employee options and warrants. SmarterKids.com may in the future grant additional equity-based compensation to non-employees to secure marketing or other service relationships. As of December 31, 2000, $3.4 million of deferred stock compensation remained to be amortized to expense, generally over the next three years, for stock options and warrants granted through December 31, 2000.

   The market for children's educational books, toys and games, software, music and video, and school supplies is highly seasonal. Accordingly, SmarterKids.com expects to experience seasonal fluctuations in its revenues. In particular, SmarterKids.com expects a disproportionate amount of its revenues to be realized during the fourth quarter of each calendar year, coinciding with the holiday shopping season.



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Results of Operations

                                                  Year Ended
                                                 December 31,
                                           ---------------------------
                                            1998      1999      2000
                                           -------  --------  --------
                                                    (in thousands)
Net Revenues:
  Online retail........................... $    22  $  5,421  $ 10,206
  Proprietary CD-ROM......................   2,278       --        --
                                           -------  --------  --------
    Total net revenues....................   2,300     5,421    10,206
                                           -------  --------  --------
Cost of revenues:
  Online retail...........................      20     4,005     7,920
  Proprietary CD-ROM......................     908       --        --
                                           -------  --------  --------
    Total cost of revenues................     928     4,005     7,920
                                           -------  --------  --------
  Gross profit............................   1,372     1,416     2,286
                                           -------  --------  --------
Operating expenses:
  Marketing and sales.....................   2,769    30,132    28,641
  Development.............................   1,438     2,864     3,034
  General and administrative..............     526     3,900     3,820
  Restructuring costs.....................     --        --      1,300
                                           -------  --------  --------
    Total operating expenses..............   4,733    36,896    36,795
                                           -------  --------  --------
  Loss from operations....................  (3,361)  (35,480)  (34,509)
  Interest and other income (expense),
   net....................................      19       752     1,835
                                           -------  --------  --------
  Net loss................................ $(3,342) $(34,728) $(32,674)
                                           =======  ========  ========

Years Ended December 31, 1998, 1999 and 2000

   Revenues. Revenues were $2.3 million, $5.4 million and $10.2 million in the years ended December 31, 1998, 1999 and 2000, respectively. The increase in revenue from 1998 to 1999 was primarily attributable to the transition of our business model to online sales of third-party educational products and reflected the results of our significant marketing efforts. The increase in revenue from 1999 to 2000 resulted from further marketing efforts and brand-building during the more recent periods, including an increased base of repeat customers, as well as revenue recognized from expired gift certificates. In fiscal 2000, we recognized $604,000 of previously deferred gift certificate revenue on gift certificates expiring unused.

   Cost of revenue. Cost of revenues consists primarily of the cost of products sold to customers and the cost of shipping products to our customers. SmarterKids.com anticipates that its gross margins will fluctuate from year to year depending on consumer preferences for its mix of products. The cost of revenues was $928,000, $4.0 million and $7.9 million in fiscal year 1998, 1999 and 2000, respectively. During fiscal year 2000, SmarterKids.com recorded an inventory obsolescence charge of $477,000 for primarily software products held in inventory. The increase in cost of revenues from 1998 to 1999 was attributable to the increase in online sales of third-party educational products. The increase in cost of revenues from 1999 to 2000 was principally attributable to growth in online sales. SmarterKids.com's gross margin decreased from 59.7% in 1998 to 26.1% in 1999, as a result of the new online retail business model. SmarterKids.com's gross margin decreased from 26.1% in 1999 to 22.4% in 2000 due to slightly lower gross margins on new products introduced, obsolescence charges and increased freight charges.

   Marketing and sales. Marketing and sales expenses consist primarily of the cost of advertising and promotional activities, fulfillment costs, commissions to online marketing companies expenses for personnel engaged in marketing, merchandising activities, and stock compensation expense. Fulfillment costs represent costs incurred in operating and staffing the distribution center and the customer service department, picking and packing customers' orders for shipment, responding to inquires from customers, credit card fees, as well as fees paid to J.L. Hammett Co., a fulfillment partner during fiscal 1999 and the first six months of 2000. As of July 1, 2000, SmarterKids.com discontinued using J.L. Hammett Co. as a third party fulfillment partner due to the opening of its own distribution facility.

   Marketing and sales expenses were $2.8 million, $30.1 million and $28.6 million in the years ended December 31, 1998, 1999, and 2000, respectively. Included in marketing and sales expenses was stock compensation of $91,000, $1.2 million, and $1.6 million in the years ended December 31, 1998, 1999 and 2000, respectively. Advertising expenses for 1998, 1999 and 2000 were $1,154,000, $21,314,000 and $11,469,000, respectively. The increase from 1998 to 1999 was primarily attributable to the initiation of SmarterKids.com's advertising campaigns and promotional activities, fees to its fulfillment partner, J.L. Hammett Co., as well as the hiring of additional employees, related expenses required to implement its new Internet business model and stock compensation related to options granted to employees. The increase from 1999 to 2000 was primarily attributable to fees to SmarterKids.com's previous fulfillment partner, J.L. Hammett Co., and the hiring of employees to staff the distribution center, which opened for operations July 1, 2000.

   Fulfillment costs included in marketing and sales expense were $1.5 million and $4.6 million for the years ended December 31, 1999 and 2000, respectively. Due to the nature of the business related to selling proprietary CD-ROM products, fulfillment costs of $52,000 were included in cost of goods for the year ended 1998.

   In September 2000, the Emerging Issues Task Force (EITF) reached a final consensus on EITF Issue 00-10, "Accounting for Shipping and Handling Fees and Costs." This consensus states that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenue and should be classified as revenue. SmarterKids.com already classifies shipping charges to customers as revenue. With respect to the classification of costs related to shipping and handling incurred by the seller, including fulfillment costs, the EITF determined that the classification and amount of such costs is an accounting policy decision that should be disclosed. SmarterKids.com classifies fulfillment costs in marketing and sales expenses. These costs are primarily composed of distribution facility expenses, including equipment and supplies, payroll and expenses for personnel engaged in distribution activities, third party fulfillment fees, credit card fees and the costs of customer support. These costs represent facility costs necessary for warehousing inventory, as well as costs incurred to pick and pack a customer order and the related packaging supplies.

   Development. Development expenses consist primarily of payroll and related costs for personnel performing website design, development, maintenance, testing and stock compensation. Development expenses were $1.4 million, $2.9 million and $3.0 million in the years ended December 31, 1998, 1999 and 2000, respectively. Included in development expenses was stock compensation expense/(credits) of $60,000, $1.1 million and ($323,000) in the years ended December 31, 1998, 1999 and 2000, respectively. Development costs related strictly to website development efforts were $432,000, $2.9 million and $3.0 million in the years ended December 31, 1998, 1999 and 2000, respectively. The increase from 1998 to 1999 was attributable primarily to costs related to maintaining, testing and enhancing the features, content and functionality of the SmarterKids.com website, the hiring of additional employees, as well as stock compensation related to options granted to employees. The increase from 1999 to 2000 was attributable primarily to costs related to maintaining, testing and enhancing the features, content and functionality of the SmarterKids.com website and the hiring of additional employees

   General and administrative. General and administrative expenses consist primarily of payroll and related costs for executive and administrative personnel, professional service expenses and other general corporate expenses. General and administrative expenses were $526,000, $3.9 million and $3.8 million in the years ended

December 31, 1998, 1999 and 2000, respectively. Included in general and administrative expenses was stock compensation of $36,000, $1.0 million, and $590,000 in the years ended December 31, 1998, 1999 and 2000. The increase from 1998 to 1999 was attributable primarily to hiring additional employees as SmarterKids.com expanded its operations and infrastructure to support future growth, the transition to being a public company and stock compensation related to options granted to employees. In November 1999, SmarterKids.com also incurred a one-time cost of $861,000 in connection with the settlement and related legal expenses of a patent infringement lawsuit, which cost was included in general and administrative expenses in the quarter ending December 31, 1999. The increase from 1999 to 2000 was attributable primarily to the costs related to the expansion of SmarterKids.com's operations and infrastructure, as well as the hiring of additional employees.

   Stock compensation. With respect to stock options granted to employees, we recorded deferred stock compensation of $1.5 million, $5.7 million and zero, and amortized $81,000, $2.2 million and $1.3 million of stock compensation as an expense in 1998, 1999 and 2000, respectively. SmarterKids.com recorded additional stock compensation of $106,000, $1.2 million and $110,000 as an expense in the years ended December 31, 1998, 1999 and 2000, respectively, related to options and warrants granted to non-employees. SmarterKids.com expects to amortize approximately $1.3 million for each of the next three years based on the current vesting periods and remaining deferred compensation. The balance of deferred stock compensation related to options and warrants granted to non-employees representing 28,125 shares of common stock was $4,000 at December 31, 2000. All other non-employee grants were fixed as of December 31, 2000. For non-employee grants, the compensation charge reflects the fair value of the options and warrants on the initial measurement date (typically the date of grant for those exercisable immediately or with fixed vesting periods, or the date when vesting becomes fixed for those with variable vesting periods), as well as subsequent re-measurements of such fair value until the options and warrants vest. Accordingly, SmarterKids.com cannot currently estimate additional charges related to future re-measurement of unvested non-employee options and warrants.

   During the second quarter of 2000, SmarterKids.com opened its own distribution center and discontinued using J.L. Hammett Co. as its fulfillment partner. In connection with this termination, the remaining deferred compensation of $1,207,000 was expensed in the year ended December 31, 2000.

   On September 7, 2000, SmarterKids.com completed a direct repricing of certain employee stock option grants. As part of the repricing, SmarterKids.com reduced the exercise price of all outstanding options with exercise prices of greater than $1.50 per share. The new exercise price of these repriced options was reset to $1.50 per share, which was equal to the market value of the common stock on September 7, 2000. Options to purchase 2,325,574 shares of SmarterKids.com common stock were repriced. SmarterKids.com is accounting for the repriced options as a variable award. In the year ended December 31, 2000, SmarterKids.com did not record any additional non-cash stock compensation charges as a result of this repricing since the market price of the common stock at December 31, 2000 was less than the repriced exercise price.

   Restructuring charges. During the fourth quarter of 2000, SmarterKids.com approved and implemented a restructuring program in order to reduce operating expenses. The restructuring plan is expected to be completed by June 2001. The program included a net reduction of 60% of its workforce. Accordingly, during the fourth quarter of 2000, SmarterKids.com recorded a charge of $1.3 million related to employee termination benefits.As of December 31, 2000, $61,000 has been paid out and $1.2 million remains outstanding. This restructuring is expected to generate annual operating expense savings of approximately
$4.4 million.

   Interest income and expense, other income and expense. Interest income consists primarily of income earned on capital invested in commercial paper, corporate and treasury notes and auction rates and by interest expense related to short-term lease obligations and borrowings under SmarterKids.com's equipment lines of credit. Other expense in fiscal 2000 includes merger expenses related to our proposed combination with Earlychildhood. The merger expenses consist mainly of legal, accounting, and investment banking fees. Interest income increased from $41,000 in 1998 to $732,000 in 1999. Interest income increased from $732,000 in 1999 to $2.8 million in 2000. Both of the increases were primarily attributable to an increase in interest income generated from higher balances of capital invested in commercial paper, corporate and treasury notes and auction rates. The higher balances of capital were generated from SmarterKids.com's initial public offering of common stock. SmarterKids.com plans to continue to invest in held-to-maturity securities, which are conservative in nature. Interest expense was $18,000, $16,000 and $144,000 in fiscal 1998, 1999 and 2000, respectively. The increase in interest expense from 1999 to 2000 was primarily attributable to borrowings under SmarterKids.com's equipment lines of credit, which were secured in fiscal 2000. Other expense in fiscal 2000 includes $693,000 in transition expenses related to the proposed combination with Earlychildhood.


Selected Quarterly Results of Operations

   The following table sets forth selected unaudited statement of operations data for the eight quarters in the period ended December 31, 2000.

                                                 Quarter Ended (in thousands)
                          ----------------------------------------------------------------------------------
                          Mar. 31,  June 30,   Sept.    Dec. 31,   Mar. 31,   June 30,   Sept. 30,  Dec 31,
                            1999      1999    30, 1999    1999       2000       2000       2000       2000
                          --------  --------  --------  ---------  ---------  ---------  ---------  --------
                                                   (unaudited in thousands)
Net Revenues:
 Online retail..........  $    94   $    293  $    721  $   4,313  $   1,469  $   1,528  $   1,507  $  5,702
 Proprietary CD-Rom.....      --         --        --         --         --         --         --        --
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
 Total net revenues.....       94        293       721      4,313      1,469      1,528      1,507     5,702
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
Cost of revenues:
 Online retail..........       69        210       516      3,210      1,101      1,149      1,136     4,534
 Proprietary CD-Rom.....      --         --        --         --         --         --         --        --
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
 Total cost of
  revenues..............       69        210       516      3,210      1,101      1,149      1,136     4,534
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
 Gross profit...........       25         83       205      1,103        368        379        371     1,168
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
Operating expenses:
 Marketing and sales....    2,063      3,723     5,447     18,897      7,600      7,442      6,330     7,269
 Development............      572        471     1,008        756        655        693        960       726
 General and
  administrative........      294        332       845      2,488      1,072        982        891       874
 Restructuring costs....      --         --        --         --         --         --         --      1,300
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
 Total operating
  expenses..............    2,929      4,526     7,300     22,141      9,327      9,117      8,181    10,170
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
 Loss from operations...   (2,904)    (4,443)   (7,095)   (21,038)    (8,959)    (8,738)    (7,810)   (9,002)
Interest and other
 income (expense), net..       24         28       248        452        828        654        555     (202)
                          -------   --------  --------  ---------  ---------  ---------  ---------  --------
 Net loss...............  $(2,880)  $ (4,415) $ (6,847) $ (20,586) $  (8,131) $  (8,084) $  (7,255) $ (9,204)
                          =======   ========  ========  =========  =========  =========  =========  ========
 Basic and diluted net
  loss attributable to
  common stockholders...    (1.77)     (2.66)    (3.52)     (2.10)     (0.40)     (0.39)     (0.35)   (0.45)

Liquidity and Capital Resources


   Since inception, SmarterKids.com has incurred significant losses. SmarterKids.com has met its cash requirements primarily through the sale of capital stock and the use of lines of credit and capital leases. SmarterKids.com has received capital from investors in three private venture capital financings totaling $37.0 million through July 1999. On November 23, 1999, SmarterKids.com completed an initial public offering of 4,500,000 shares of common stock resulting in net proceeds of $65.9 million. The primary purposes of the initial public offering were to increase SmarterKids.com's capitalization and financial flexibility, create a public market for SmarterKids.com's common stock, and facilitate future access to public markets. As of December 31, 2000, SmarterKids.com has used $34.5 million of the offering proceeds for working capital.

   Net cash used in operating activities was $2.0 million, $25.0 million and $31.9 million in the years ended December 31, 1998, 1999 and 2000, respectively. The increase in cash used in operating activities from 1998 to 1999 was primarily attributable to increased expenses associated with launching and promoting

SmarterKids.com's new website and retail Internet business. The increase in cash used in operating activities from 1999 to 2000 was primarily attributable to larger net loss and accounts payable payments to vendors for inventory, advertising expenses and the build-out of SmarterKids.com's new distribution center. Accounts payable consist primarily of payments owed to vendors for inventory, fixed assets, advertising and goods and services. SmarterKids.com expects its operating cash requirements to decrease as a result of its restructuring commenced in the fourth quarter of 2000, including reduced employee levels and significantly reduced spending on marketing activities.


   Net cash used in investing activities has been primarily for purchases of fixed assets and short-term investments. Cash used in investing activities was $33,000, $14.9 million and $7.2 million in the years ended December 31, 1998, 1999 and 2000, respectively. The increase in cash used in investing activities from 1998 to 1999 was primarily attributable to increased purchases of equipment and the purchase of short-term investment of $11.7 million. The increase in cash used in investing activities from 1999 to 2000 was primarily attributable to increased purchases of equipment for the build-out of SmarterKids.com's new distribution facility and the purchase of short-term investments.

   Net cash provided by financing activities was $6.0 million, $91.3 million and $995,000 in the years ended December 31, 1998, 1999 and 2000, respectively. Net cash provided by financing activities in the year ended December 31, 1998 consisted primarily of net proceeds of $6.1 million from the issuance of series B redeemable preferred stock. Net cash provided by financing activities in the year ended December 31, 1999 primarily reflects the net proceeds of $65.9 million from SmarterKids.com's initial public offering and $25.3 million from the issuance of Series C redeemable preferred stock. Net cash provided by financing activities in the year ended December 31, 2000 primarily reflects the net proceeds of $1.6 million from equipment lines of credit.

   During the first quarter of 2000, SmarterKids.com entered into a $1.5 million three-year equipment line of credit facility. Equipment collateralized under this agreement approximates $1.5 million at December 31, 2000. The interest on the agreement is equal to the three-year U.S. Treasury rate plus 3.5%. SmarterKids.com is making payments on this credit facility of $45,000 per month.

   During the second quarter of 2000, SmarterKids.com entered into a lease agreement for a 140,000 square foot distribution center in Mansfield, Massachusetts. The distribution center allows it to better manage its fulfillment process. As a result, SmarterKids.com discontinued using J.L. Hammett Co. as its fulfillment partner during the second quarter of 2000. The five-year operating lease for the warehouse will require minimum payments of approximately $900,000 per year.

   As of December 31, 2000, SmarterKids.com had $17.6 million of cash and cash equivalents, $13.8 million of short-term investments, and $1.0 million of restricted cash. As of that date, SmarterKids.com's principal commitments consisted of obligations outstanding under an equipment lines of credit and capital leases in the amount of $1.2 million, commitments for annual facility lease obligations of $2.0 million, and accounts payable of $5.1 million.

   SmarterKids.com currently anticipates that current cash, cash equivalents and short-term investments will be sufficient to meet its anticipated needs for working capital and capital expenditures through the next twelve months. SmarterKids.com anticipates that it is likely to need additional financing to execute its business model after the twelve months, or sooner if it needs to respond to business contingencies such as lower-than-anticipated revenues, funding additional advertising expenditures, developing new or enhancing existing content, features or services, enhancing its operating infrastructure, responding to competitive pressures, or acquiring complementary businesses or technologies. SmarterKids.com has transitioned customer order fulfillment to its own distribution facility during the second quarter in 2000. In conjunction with this transaction, SmarterKids.com invested capital for the infrastructure to support these fulfillment activities at the new distribution facility. If SmarterKids.com raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of SmarterKids.com's stockholders may be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of existing stockholders. SmarterKids.com cannot be certain that additional financing will be available to it on favorable terms when required, or at all.

   SmarterKids.com Quantitative And Qualitative Disclosure About Market Risk

   The following discussion of the SmarterKids.com's market risk includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. SmarterKids.com does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

   SmarterKids.com is exposed to market risk from changes in interest rates primarily through its investing activities. In addition, SmarterKids.com's ability to finance future acquisition transactions may be impacted if SmarterKids.com is unable to obtain appropriate financing at acceptable rates. SmarterKids.com's investment portfolio consists solely of held-to-maturity investments in high-grade, commercial bank money market accounts and certificates of deposit. As of December 31, 2000, SmarterKids.com had securities classified as held-to maturity investments with an amortized cost value of $7.8 million. SmarterKids.com also had $6.0 million in commercial bank money markets and $1.0 million of restricted cash in certificates of deposit.

Credit Risk

   Financial instruments which potentially subject SmarterKids.com to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. SmarterKids.com does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

       Security Ownership of Certain Beneficial Owners and Management of
                                SmarterKids.com

   The following table sets forth certain information as to the number of shares of SmarterKids.com common stock held by the following persons as of December 31, 2000:

  . each person or entity known by SmarterKids.com to beneficially own 5% of more of its common stock;

  .  each director of SmarterKids.com;

  .  each executive officer of SmarterKids.com; and

  .  all SmarterKids.com directors and executive officers as a group.

   Except as otherwise indicated, SmarterKids.com believes that persons expected to be the beneficial owners of its common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares. Unless otherwise indicated, the address of the following persons is c/o SmarterKids.com 15 Crawford Street, Needham, Massachusetts 02494.

                                                    Amount and
                                                    Nature of    Percent of
Name and Address of Beneficial Owner               Ownership(1) Common Stock
------------------------------------               ------------ ------------
Executive Officers
David Blohm(2)....................................    797,375        3.7%
Jeff Pucci(3).....................................    795,375        3.8
Richard Viard(4)..................................    793,875        3.8
Albert Noyes(5)...................................    469,875        2.2
Richard Secor(6)..................................    104,188          *
Robert Cahill(7)..................................     93,875          *

Directors
Richard D'Amore(8)................................  2,993,130       14.5
Michael Fitzgerald(9).............................  1,884,221        9.1
Michael Kolowich..................................    152,000          *
Brian Hickey(10)..................................     16,875          *
  225 Duncan Mill Road
  Don Mills, Ontario, Canada M3B 3K9

5% Holders
North Bridge Venture Partners III, L.P.(8)........  2,967,817       14.4
  950 Winter Street, Suite 4600
  Waltham, MA 02451
Commonwealth Capital Ventures II, L.P.(9).........  1,858,908        9.0
  20 William Street
  Wellesley, MA 02181
Brighter Vision Holdings, Inc. ...................  1,674,907        8.1
  c/o Torstar Corporation
  One Yonge Street
  Toronto, Canada M5E IP9
All executive officers and directors as a group
 (10 persons)(11).................................  8,100,789       34.1

--------
*   Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock issuable by SmarterKids.com to a person or entity named below pursuant to options which may be exercised within 60 days after December 31, 2000 are deemed to be beneficially owned by that person or entity. However, these shares are not deemed to be outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

(2) Includes of 795,375 shares issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter. Mr. Blohm is also a director of SmarterKids.com.
(3) Includes 294,375 shares issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter. Mr. Pucci is also a director of SmarterKids.com.
(4) Includes 294,375 shares issuable upon the exercise of options exercisable on the December 31, 2000 or within 60 days thereafter.

(5) Includes 220,875 shares issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter.
(6) Consists of 102,188 shares issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter.
(7) Consists of 91,875 shares issuable upon the exercise of option exercisable on December 31, 2000 or within 60 days thereafter.
(8) Includes of 25,313 shares issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter and 2,967,817 shares held by North Bridge Venture Partners III, L.P. Mr. D'Amore is a general partner of the general partner of North Bridge Venture Partners III, L.P. and may be deemed to share voting and investment power with respect to all shares held by North Bridge Venture Partners III, L.P. Mr. D'Amore disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.
(9) Includes of 25,313 shares issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter, 1,771,500 shares held by Commonwealth Capital Ventures II, L.P. and 87,408 shares held by CCV II Associates Fund, L.P. Mr. Fitzgerald is a general partner of the general partner of Commonwealth Capital Ventures II, L.P. and the general partner of CCV II Associates Fund, L.P. and may be deemed to share voting and investment power with respect to all shares held by Commonwealth Capital Ventures II, L.P. and CCV II Associates Fund, L.P. Mr. Fitzgerald disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.
(10) Includes 16,875 shares issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter. Excludes 1,674,907 shares held by Brighter Vision Holdings, Inc. Mr. Hickey is the Chairman and Chief Executive Officer of Harlequin Enterprises Limited. Harlequin Enterprises Limited and Brighter Vision Holdings, Inc. are both wholly-owned subsidiaries of Torstar Corporation. Mr. Hickey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

(11) See footnotes (1) through (10) above. Includes options to purchase an aggregate of 1,866,564 shares of SmarterKids.com common stock issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter.

                                 EARLYCHILDHOOD

                                    Business

Overview

   Earlychildhood LLC is a fully integrated, multi-channel supplier of educational products, services and information to schools, educational professionals and parents serving the early childhood and elementary school communities. Through a predecessor entity, Earlychildhood LLC, a California limited liability company, began operations in 1985. Earlychildhood manufactures, imports and sells company-developed products as part of its diverse mix of school supplies and educational toys, while also distributing and selling a carefully selected range of third party brands such as Crayola(R), Lego(R) and Elmer's(R). Earlychildhood utilizes multiple sales, marketing and distribution channels, including:

 . catalogs issued under its tradename Discount School Supply, or DSS;

 . sales programs conducted through its wholly-owned subsidiary, Educational
   Products, Inc., or EPI;

 . the Earlychildhood website; and

 . Earlychildhood NEWS, a professional content resource published in print and online.

   All of the foregoing are supported by a national sales force which, as of December 31, 2000, numbered 93 people.

   Earlychildhood's principal executive offices are located at 2 Lower Ragsdale Drive, Suite 200, Monterey, California 93940. Earlychildhood has five warehouse distribution facilities located to optimize shipping and delivery efficiencies. These facilities are located in Salinas, California; Harrisburg, Pennsylvania; Jacksonville, Florida; Dallas, Texas; and Houston, Texas. Additionally, Earlychildhood maintains two facilities dedicated to the manufacturing of children's art products located in Jacksonville, Florida and Salinas, California.

Discount School Supply

   Under the trade name "Discount School Supply," Earlychildhood manufactures, imports and sells company-developed and third party products within the following categories:

 . arts & crafts;                      . manipulatives;


 . active play;                        . math;


 . carpets;                            . music;


 . dramatic play;                      . puzzles;


 . furniture;                          . sand & water;


 . infant & toddler;                   . science; and


 . language;                           . teacher resources.


   Discount School Supply began operations in 1985 and was one of the first companies to focus on offering discounted school supplies to the early childhood market.

   The Discount School Supply catalog has been the primary vehicle for customer acquisition and sales by DSS. Earlychildhood mails out three DSS catalogs annually to a growing customer base of educational professionals, schools and parents. A refresher version of each of these catalogs is typically redistributed 45 to 75 days after the initial distribution. The distribution of three catalogs enables Earlychildhood to adjust pricing and product strategies faster than competitors mailing catalogs less frequently. For the year ended December 31, 2000, over 1.9 million catalogs were mailed. Included within the catalog are projects and curriculum ideas for using Discount School Supply products targeted to assist customers in educating and fostering the learning process. This educational content enables Earlychildhood to position the Discount School Supply catalog not only as a sales tool, but also as a learning resource for educational professionals, teachers and parents. It also fosters an extended useful life for the catalog that competing catalogs exclusively selling products might not be able to attain.

   As of December 31, 2000, 57 members of Earlychildhood's national sales force were educational consultants dedicated to DSS operations and were located in major metropolitan areas throughout the United States. Most educational consultants are former teachers, familiar with the preschool environment and the demands on each early childhood educator's time and available resources. Their job is to help educational professionals, teachers and parents optimize their time spent in and out of the classroom by giving workshops intended to offer potential options and ideas for using Discount School Supply products. These programs result in increased sales, retention of the customer and competitive margins, as many of the products demonstrated are company-developed and exclusively distributed by Earlychildhood. The programs also provide a "human face" to Discount School Supply that a catalog alone cannot reproduce.

   Earlychildhood has warehouses across the United States located to optimize shipping and delivery efficiencies to permit Earlychildhood to deliver an order within 48 hours to over 90% of the U.S. population at regular UPS ground rates. During the year ended December 31, 2000, Discount School Supply achieved a greater than 99% success rate in sending out orders on the same day that were placed by 2 p.m., customer's local time. Earlychildhood's ability to ship and deliver effectively has been a consistent competitive differentiator throughout its operating history.

Educational Products, Inc.

   Earlychildhood sells school supplies to elementary schools, teachers and organizations through its subsidiary, Educational Products, Inc. These supplies are specifically targeted for use by children in first through sixth grades. Products purchased from EPI provide these schools, teachers and educational organizations the opportunity to implement fund-raising programs which can benefit particular schools or other community or student programs by providing them with a percentage of the proceeds from the sale of the products. Through its acquisition of EPI in May 1999, Earlychildhood expanded its presence in the elementary school market and expanded its geographic reach by doubling its direct sales force.

   As of December 31, 2000, 36 members of Earlychildhood's sales force were dedicated to EPI and located primarily in Texas. EPI offers products and programs to support several different fund-raising alternatives, including traditional school-based sales programs of gift wrap or candy and EPI's company-developed innovation, the "SchoolWrapPacks." SchoolWrapPacks are school supply sets individually packaged to meet the specifications of individual teachers for their classrooms. EPI typically sells SchoolWrapPacks to PTAs, which then resell the product to parents at a small mark-up as a fund-raising activity. This program provides parents and teachers with a convenient and cost-effective way to purchase school supplies, while simultaneously supporting the school's fund-raising efforts. During the back-to-school season of 1999, Earlychildhood sold nearly one million SchoolWrapPacks.

Earlychildhood News

   Earlychildhood NEWS is a print- and web-based content resource connecting the commerce segments of Earlychildhood and offering information and services to early childhood professionals, elementary school teachers and parents. Earlychildhood NEWS exists in print form as Earlychildhood NEWS magazine, published six times annually, with the most recently published version mailed to approximately 50,000 readers. Earlychildhood NEWS is also published continually online at www.earlychildhoodnews.com. Earlychildhood NEWS contains articles about:

 . issues facing teachers and parents, as well as pre-school and school-age children;

 . illustrated arts and crafts;

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 . developmentally appropriate activities;

 . news and information; and

 . expert perspectives on a variety of topics.

   Readers may participate in sharing boards, browse a reading room of selected articles, and ask questions or participate in opinion polls. The objective of Earlychildhood NEWS is to bring together parents and teachers to share information, ideas and products, thereby creating a continuum of care for young children across their homes and schools.

   Earlychildhood NEWS also sponsors Newslink, a weekly opt-in e-mail program that brings its subscribers a collection of topical articles gathered from an array of news media. In addition, Newslink includes seasonal crafts and product specials linked to the Earlychildhood NEWS website.

   Earlychildhood NEWS sponsors a respected Professional Development Program through the University of Wisconsin-Stout, home of the nation's second largest early childhood education program. The Professional Development Program enables early childhood educators to improve their professionalism and to keep their credentials current. Since the Professional Development Program started in 1995, over 10,000 teachers have participated in the program. Program materials are available to interested parents as auditors. The Professional Development Program reinforces Earlychildhood's position as an educational resource for information and products.

The Early Childhood Market

   The market for educational school supplies and furniture (excluding textbooks) is currently estimated at approximately $6.1 billion annually. The child-care segment of the overall educational and training market is estimated to grow at a five year compound annual growth rate of 8.3% from 2000 to 2005. Propelling this growth are multiple forces that are currently prevalent in the early childhood market and that are likely to continue for the foreseeable future.

   Political support in education is gaining momentum. The federal government has responded to industry research, cultural pressure and recent decreases in welfare by spending more on early learning. Specifically, the Head Start program, a multi-billion dollar governmental early learning initiative, has been receiving accelerating political attention and support, both financial and otherwise. Under this program, early education has been provided to nearly 950,000 children and since 1993, this type of educational funding has increased at an annual rate of 9.6%, reaching an estimated $5.3 billion in the 1999-2000 school year.

   The demand for early childhood learning centers is growing at an increasing rate. The growing population of children ages five years and younger and the growth in two income families is creating economic imperatives and sociological change. The Bureau of Labor Statistics anticipates the zero to five year-old age group will grow by over one million children domestically and will reach 24 million in 2010. Additionally, the National Child Care Information Center estimates that only 7% of families have a parent at home while the other spouse works, 62% of women with children under the age of six are in the workforce, and that 78% of women with school-age children are working. As a result of these trends, the demand for outsourced childcare and learning environments is increasing. The nature and quality of early learning within outsourced environments is under tremendous evaluation and scrutiny. Pre-primary school enrollment rates in center-based programs have steadily risen over the last few decades from 6% in 1965 to well over 50% in 1999 and, in 1998, $34 billion was spent on the child-care segment of the overall educational and training market.

   A transformational shift in the traditional early learning education distribution channel is occurring. Historically, preschools, daycares and regulated child care centers have been largely dependent on paper-based procurement of educational tools and materials through retail, field sales and catalogs. Today, new technology is making learning materials easier to deliver. Specifically, the e-commerce channel is emerging at a rapid pace, cutting costs and promoting best practices, to make the delivery of early childhood learning and educational materials easier and more efficient.

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   The market is undergoing significant parental pressure. Academic research continues to highlight the importance of learning in the early age groups, i.e. ages one through seven, and the media is increasingly focusing on the importance of parental involvement during this critical stage of growth and brain development. As such, parental responsibility is causing parents to take an increasing amount of ownership in educational standards and their child's development.

   Consolidation. The highly fragmented nature of the early childhood market has given way to growing consolidation. Currently, there are an estimated 3,400 distributors in the market for school supplies and furniture dominated by a preponderance of regional small businesses, usually family-owned. To remain competitive, smaller distribution companies in the sector must consolidate in order to meet customers' increasing demands for more comprehensive product offerings, higher quality service and sophisticated support, while concurrently maintaining a low fixed-cost structure.

   While these forces apply to the entire K-12 market, they are particularly powerful in the early childhood market because it has been recognized that effective early education for children is an essential factor in ensuring continued and accelerated learning in the higher grades. Specifically, a recent study conducted at the Frank Porter Graham Child Development Center suggests that high-quality child care programs have considerable long-term effects on such areas as school achievement, cognition skills, language ability, math skills, grade retention and social adjustment.

   Further driving the growth of the educational supply industry is the increase both in enrollment levels and expenditures per student. School enrollment is projected to increase steadily to more than 54 million by 2008. Further, a study conducted at the Lucille Packard Foundation found that on average, parents spend $4,000-$6,000 per year on child care, with some spending as much as $10,000 per annum. Earlychildhood believes these factors will continue to spur growth of the early childhood market.

The Earlychildhood Solution

   Earlychildhood combines its expertise in children's education with the sale of company-developed products and a diverse selection array of third party products to help bring together educational professionals and parents to share information, ideas and products.

   One of Earlychildhood's advantages is its manufacturing, sale and exclusive distribution of company-developed products. Through the research, development and marketing of its own brands, Earlychildhood is able to monitor and control the quality of its products, as well as offer high quality items at competitive prices while realizing favorable profit margins. As an example, Earlychildhood has realized success with its line of BioColor products, a complete variety of paints and accessories based on Earlychildhood's company-developed children's art materials.

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   In addition to its company-manufactured and company-developed products,
Earlychildhood also offers a broad assortment of carefully reviewed and selected third-party educational products. These products enhance
Earlychildhood's product offerings to customers looking for a diverse range of products to fulfill their educational needs. Earlychildhood satisfies those needs by offering quality products in the following categories:

   . arts & crafts;
                                          . math;

   . active play;
                                          . music;

   . carpets;
                                          . puzzles;

   . dramatic play;
                                          . sand & water;

   . furniture;
                                          . science; and

   . infant & toddler;
                                          . teacher resources.
   . language;

   . manipulatives;

   Furthermore, Earlychildhood merchandises its products in an effort to maximize the educational benefit to each of its customers. For example, Earlychildhood's sales representatives are trained to understand which products are relevant to pre-kindergarten children and which products are more educationally appropriate for children in kindergarten or above. This tailored, or "contextual," merchandising has helped to foster a long-term bond between Earlychildhood's sales representatives and its customers, who view their sales representatives as knowledgeable and discerning advocates for children.

   Earlychildhood has created a streamlined chain of merchandising and distribution tools to make sure that customers can access Earlychildhood's offerings conveniently and effectively. To promote and sell its offerings, Earlychildhood has traditionally relied on its wide-scale distribution of the DSS catalogs, its ongoing presence at industry trade gatherings, and its dedicated sales force. Recently, to augment its traditional distribution channels, Earlychildhood created a convenient and easy-to-use website, www.earlychildhood.com, targeted at enhancing visibility and accessibility. In fact, web access to Earlychildhood is anticipated to be a critical component to the company's competitive growth strategy in the years to come.

Earlychildhood's Strategy

   The early childhood educational community has traditionally lacked a means to adequately communicate and interact among different constituencies. Teachers, administrators and parents are conveying a desire to educate one another and to share ideas, opinions, and learning tools. To meet this demand, Earlychildhood is in the process of leveraging its existing assets and the Internet to become an end-to-end provider of educational products, services and resources to educational professionals and parents.

   Earlychildhood will address the needs of its educational community by leveraging the Internet to blend its product offerings with an array of information and services across multiple distribution channels and customer touch points. For example, Earlychildhood's print and online publication of informative articles in Earlychildhood NEWS, as well as its online sharing boards provide an opportunity for teachers and parents to obtain and share information about products and learning experiences critical to advancing the quality of early childhood education. As customers increasingly interact with and become aware of Earlychildhood's multiple distribution methods and customer touch points, including the catalog, direct sales force, fund-raising programs and website, Earlychildhood seeks to become synonymous with convenience, quality and value.

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Shopping at Earlychildhood

   Customers may shop at Earlychildhood in four ways:

   . by telephone to Earlychildhood's customer service department;

   . by mail or fax of an order form;

   . online at the Earlychildhood website; and

   . through its sales force.

   Additionally, over 99% of Earlychildhood's orders ship out of the warehouse on the same day, as long as the order is placed by 2:00 p.m. in the customer's time zone. Earlychildhood uses recycled boxes and biodegradable foam to pack and ship its products.

Earlychildhood's Customers

   Earlychildhood sells to institutions such as public and private schools, school districts, early learning centers, child care programs and PTAs as well as parents and educational professionals such as school teachers, administrators, purchasing directors, and supervisors. Earlychildhood is not dependent on any single customer or group of customers and in the year ended December 31, 2000, Earlychildhood's largest customer account amounted to approximately 1% of sales. Earlychildhood strives to strengthen customer relationships and has attained its high rate of catalog reorder by having a highly responsive customer service department and direct sales force.

Earlychildhood's Marketing and Promotion Channels

   Earlychildhood has four primary marketing and promotion channels:

   Catalogs: Catalogs represent DSS's primary outreach channel. Unlike its principal competitors who send out only one catalog per year, Earlychildhood sends out three different catalogs per year (with a re-mail of the same catalog with a different cover in between new catalogs) under its Discount School Supply trade name. Mailing three different catalogs provides Earlychildhood with flexibility to change prices and calibrate pricing to its response rate. These catalogs are mailed in the months of January (edition re-mailed in March), May (edition re-mailed in July) and August (edition re-mailed in September) to coincide with the periods when school purchasing decisions are made. In the year ended December 31, 2000, over 1.9 million copies of Earlychildhood's catalogs were distributed.

   Direct Sales Representatives: Earlychildhood's sales force consisted of 93 sales representatives as of December 31, 2000. 57 members of the sales force acted as educational consultants focused on catalog sales through DSS, and the other 36 focused on direct sales through EPI. Sales representatives promote company-developed products such as BioColor and Colorations, and programs such as "SchoolWrapPacks" to teachers and administrators through in-school demonstrations and workshops, designed to elicit higher response and better retention rates. Within EPI, sales representatives educate PTAs and teachers about the benefits and convenience associated with the SchoolWrapPack program and other products. The sale of SchoolWrapPacks generated substantially all of EPI's consolidated sales for the year ended December 31, 2000.

   Web-based Sales: Earlychildhood's website has been designed to become one of the principal vehicles used by the company to reach customers and provide them with an array of information and services attendant to the sale of items from Earlychildhood's product line.

   Earlychildhood NEWS: Earlychildhood NEWS is a content resource published in both print and web formats. The print magazine is published six times annually and the web version is published continually at www.earlychildhoodnews.com. Earlychildhood NEWS offers a professional development program for early

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childhood educators and provides a forum in which parents and educators can share news, ideas and information. Earlychildhood NEWS also publishes Newslink, a weekly opt-in email program that brings subscribers news, information and product specials.

Earlychildhood's Products and Services.

   Discount School Supply: The principal component of Earlychildhood's Discount School Supply product line is the company's comprehensive arts and crafts product offerings. Anchored by Earlychildhood's company-developed and exclusively distributed children's lines of art materials, "BioColor," and "Colorations," Earlychildhood provides a wide variety of arts and crafts, art materials and accessories to children throughout the early childhood market. In addition, Earlychildhood offers products within the following categories:

   . active play;
                                          . math;

   . carpets;
                                          . music;

   . dramatic play;
                                          . puzzles;

   . furniture;
                                          . sand & water;

   . infant & toddlers;
                                          . science; and

   . language;
                                          . teacher resources.

   . manipulatives;

Earlychildhood also distributes third-party products including brand names such as Crayola(R), Lego(R), and Elmer's(R). Earlychildhood has been chosen as the exclusive U.S. educational distributor of the products of Early Learning Centre, a prominent United Kingdom-based company known for its high-quality, proprietary, educational toys and school supplies in a three-year agreement requiring cumulative purchases of $10 million through 2003 by Earlychildhood. Regardless of origin, however, each of Earlychildhood's products has been thoroughly reviewed by its merchandisers for quality and educational value. Earlychildhood is continually updating its product line based on customer responses and sales feedback monitored by its merchandising department.

   Educational Products, Inc.: Through EPI, Earlychildhood sells its products to the lower elementary market. In addition to SchoolWrapPacks, EPI offers a selection of science fair supplies, including display boards, individual medals and awards.

Earlychildhood Suppliers

   Earlychildhood purchases services, products and materials from over 650 suppliers and therefore does not experience significant supplier concentration. In addition, Earlychildhood performs significant product sourcing overseas, primarily in Southeast Asia (accounting for approximately a quarter of its sales). Earlychildhood experiences little or no supplier risk, as most of the product sources are standard and obtainable from multiple vendors.


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Operations

   Earlychildhood maintains manufacturing locations in Jacksonville, Florida and Salinas, California, totaling approximately 55,000 square feet of space dedicated to manufacturing non-toxic paints and other art materials. As of December 31, 2000, the manufacturing department had 21 full-time employees.

   Earlychildhood's innovation and quality control laboratory is located in Suwanee, Georgia. Earlychildhood is a member of the Arts & Creative Materials Institute, or ACMI, and has a representative who sits on ACMI's technical committee. All art materials produced by Earlychildhood are evaluated and certified as non-toxic by the Duke University Department of Occupational and Environmental Health. These products are packaged in accordance with federal labeling standards for art materials.

   Earlychildhood has warehouse and distribution centers in Salinas, California; Jacksonville, Florida; Dallas, Texas; Houston, Texas; and Harrisburg, Pennsylvania.

Customer Service

   Earlychildhood seeks to provide a customer experience that exceeds customer expectations. Its goals include:

   . prompt shipping;

   . responding to all customer inquiries within the same day;

   . maintaining a low return rate; and

   . maintaining at least 98% of inventory items in stock at any time.

   Earlychildhood maintains a toll-free customer service department staffed with customer service representatives trained to assist customers with product selection, order processing, shipping and billing and any other questions or problems. Earlychildhood trains its representatives to be competent and courteous. Representatives are given wide discretion to ensure that customers are satisfied with their purchases and their purchasing experience.

Competition

   The educational supply industry is highly fragmented. Of the estimated 3,400 school-supply distributors, the majority are small- to medium-sized companies that are regionally focused. Competition is based on price, timely service, product selection and the nature of the products. The major companies competing in the school-supply market are School Specialty, Inc., Lakeshore Learning Materials, The Kaplan Companies, ABC School Supply, Inc., U.S. Toy Company and The J.L. Hammett Early Childhood Division. Currently, School Specialty, Inc. is the only publicly owned competitor in the educational supply market.

   Earlychildhood has positioned itself as a leader in the educational supply industry through its focus on company-developed products, competitive pricing, effective customer service and delivery, and aggressive marketing strategies such as the publication of its Discount School Supply catalog three times per year.

   The company focuses on art materials and consumables by featuring paints, art materials and paint accessories foremost in its catalogs and by marketing the products aggressively in workshops for teachers. While its competitors all feature products in this category and even offer out-sourced, private-labeled paints, Earlychildhood develops paint formulations in-house and manufactures the product itself. This allows Earlychildhood to offer exclusive art materials such as BioColor and Liquid WaterColor, to have greater control of product availability, and to improve margin.

   Earlychildhood is the newest of the companies listed above, and it began to earn market share by focusing on competitive pricing in its Discount School Supply catalog. As the marketplace has evolved, the Discount

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School Supply catalog has remained focused on low pricing, offering its "110%
low-price guarantee," which promises a full refund plus ten percent if the customer can fax to Earlychildhood within thirty days of purchase a copy of a catalog page or offer showing a similar item at a lower price from another school supply dealer who offers net 30 terms. While competitors such as School Specialty, Inc., also offer very competitive prices, Earlychildhood offers an attractive combination of low pricing with very high emphasis on achieving superior customer service. Some competitors, such as Lakeshore Learning Materials and ABC School Supply, Inc., offer excellent customer service, but not in combination with the same emphasis on low pricing.

   Earlychildhood publishes its main catalog three times a year; its competitors publish their main catalogs once, although they may also publish seasonal or topical supplements. The Earlychildhood strategy allows the company to be responsive to market trends and customer feedback and to introduce new products more often.

   Earlychildhood also markets aggressively through a menu of free workshops that teachers or directors may request. Members of our field sales force conduct these workshops for small groups of teachers within the centers and schools themselves. The workshops allow Earlychildhood to make hands-on demonstrations of products in which the educators can be involved. Competitors also offer workshops, sometimes at a charge, but characteristically in public facilities, such as hotels, for groups of teachers gathered from more than one school; as a result, involvement by all attendees is less likely. Earlychildhood also offers other free services that are not duplicated in variety by any of its competitors such as email, subscriptions to its print publication Earlychildhood NEWS, and its opt-in email program Newslink.

Intellectual Property

   Earlychildhood regards the protection of its intellectual property as critical to its future success and relies on a combination of copyright, trademark, service mark and trade secret laws, and contractual restrictions to establish and protect its proprietary rights in its products, content and services. The company has entered into confidentiality and invention assignment agreements with certain employees and contractors in order to limit disclosure of our proprietary information. However, Earlychildhood cannot ensure that these contractual arrangements or the other steps taken by it to protect its intellectual property will prove sufficient to prevent misappropriation of its technology or deter independent third-party development of similar items.

   Earlychildhood conducts business on the Internet principally using its trademark Earlychildhood.com. There are a number of other trademarks and domain names similar to Earlychildhood's. An infringement action could be brought against Earlychildhood at any time by the holders of these marks and names. There is a risk that the owner of other marks would overcome any defenses that Earlychildhood could raise. If the owner of such marks were to prevail in such an action, Earlychildhood could lose the ability to use the Earlychildhood and Earlychildhood.com trademark and domain name and could be subject to substantial damages. Because the trademark Earlychildhood.com is a descriptive mark, there is also a risk that third parties might use marks that are similar to Earlychildhood's. If third parties began using marks similar to Earlychildhood's it could adversely affect Earlychildhood's business by materially decreasing the value of its trademark and harming its brand and reputation. If Earlychildhood is required to change its company or domain name, or trademarks, it could lose customers and brand equity which would have a material adverse effect on Earlychildhood's and LearningStar's business and financial condition. Although Earlychildhood may attempt to acquire or license the right to use potentially relevant third-party trademarks and domain names, it may not be successful.

Regulatory Environment

   Earlychildhood's products are subject to the provisions of the Consumer Product Safety Act which enables the Consumer Product Safety Commission to exclude from the market consumer products that fail to comply with applicable product safety regulations or otherwise create a substantial risk of injury. The Consumer Product Safety Commission may also require the repurchase by the manufacturer of articles that are banned. Similar laws exist in some states. Earlychildhood's manufacturing operations are subject to numerous federal,

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state and local environmental and occupational health and safety laws and regulations, which include laws and regulations governing waste disposal, air and water emissions, workplace exposure and other matters. Earlychildhood's business, and the catalog industry in general, is subject to regulation by a variety of state and federal laws relating to, among other things, advertising and sales taxes. The Federal Trade Commission regulates Earlychildhood's advertising and trade practices and the Consumer Product Safety Commission has issued regulations governing the safety of the products which Earlychildhood sells through its catalogs. Under current law, catalog retailers are permitted to make sales in states where they do not have a physical presence without collecting sales tax. Earlychildhood believes that it collects sales taxes in states where it is required to do so. However, since 1987, legislation has been introduced periodically in the U.S. Congress which would permit states to require sales tax collection by mail order companies. To date, this proposed legislation has not been passed. Should Congress, however, pass such legislation in the future, most states could be expected to require sales tax collection by out-of-state mail order companies. This would increase the cost of purchasing Earlychildhood's products in those states and eliminate whatever competitive advantage that Earlychildhood may currently enjoy with respect to in-state competitors in terms of sales taxation, as well as increasing the administrative and overhead costs to Earlychildhood in connection with the collection of such sales tax. There can be no assurances given that these state sales tax laws will not be changed in the future to the detriment of Earlychildhood. Earlychildhood is subject to various other federal, state and local laws and regulations applicable to its business. Earlychildhood believes that it is in substantial compliance with these laws and regulations. Earlychildhood has no claims or regulatory matters in process or pending as of December 31, 2000

   Earlychildhood is a member in good standing of ACMI. As such, Earlychildhood's paints and other art material formulations are evaluated and to date certified non-toxic by the Department of Occupational Health at Duke University. Furthermore, Earlychildhood's paints and other art materials formulations conform to the Labeling of Hazardous Art Materials Act and ASTM Standard D-4236-88 under the auspices of the Consumer Product Safety Commission.

Employees

   As of December 31, 2000, Earlychildhood employed 420 full-time personnel, including 93 in direct sales, 160 in warehouse operations, 33 in customer service, 21 in manufacturing and 12 merchandising, and 101 at the administrative and corporate level. Earlychildhood has not experienced any work stoppage and continues to maintain good relations with its employees. None of Earlychildhood's employees belong to a collective bargaining unit.

Facilities

   Earlychildhood's headquarters are located at 2 Lower Ragsdale Drive, Monterey, California. The 27,000 square foot office houses customer service, finance, operations, purchasing, marketing, graphic design, merchandising and product development, as well as the magazine, Earlychildhood NEWS.

   Earlychildhood also maintains warehouses and sales offices in Salinas, California; Harrisburg, Pennsylvania; Jacksonville, Florida; Dallas, Texas; and Houston, Texas totaling over 589,000 square feet. Each location was selected based on customer shipping characteristics such as delivery times and shipping zones. Business-to-business orders to schools are routed to the appropriate warehouse based on the customer's destination zip code, providing the customer with fastest possible ship time while providing Earlychildhood with the lowest shipping cost available. Business-to-consumer orders to homes or individuals are shipped from Salinas, California.

   Earlychildhood does not own real property. Instead, it leases its facilities under non-cancelable lease agreements expiring in one to ten years. Earlychildhood believes that these facilities are adequate to meet its current requirements and that suitable additional or substitute space will be available as needed.

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Legal Proceedings

   In a demand letter dated July 13, 1999, Showboard, Inc. claimed that one of EPI's products, single-wall display boards, which are used primarily for the display of science projects, infringed on Showboard's single and double-wall display board patents (U.S. Patent Nos. 4,794,712, 5,293,705, and 5,911,522).
By letter dated March 6, 2000, counsel to Earlychildhood responded that Earlychildhood did not believe that such patents were infringed as EPI's display boards are not substantially similar to those of Showboard. No response has been received from Showboard. No complaint has been filed, nor is any litigation pending over this issue.


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   Earlychildhood Management's Discussion and Analysis of Financial Condition
                           and Results of Operations

   Earlychildhood Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying financial statements for the periods specified and the associated notes. The following discussion contains forward-looking statements which involve risks and uncertainties. Earlychildhood makes such forward-looking statements under the provision of the "Safe Harbor" section of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements should be considered in light of the factors described. Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements. In this section, the words "anticipates," "believes," "expects," "intends," "future," "could," and similar words or expressions (as well as other words or expressions referencing future events, conditions, or circumstances) identify forward-looking statements. The following discussion and analysis should be read in conjunction with the accompanying financial statements and related notes included elsewhere in this proxy statement-prospectus.

Overview

   Earlychildhood LLC is a fully integrated, multi-channel supplier of educational products, services and information to schools, educational professionals and parents serving the early childhood and elementary school communities. Through a predecessor entity, Earlychildhood began operations in 1985. Earlychildhood manufactures, imports and sells company-developed products as part of its diverse mix of school supplies and educational toys, while also distributing and selling a carefully selected range of third party brands such as Crayola(R), Lego(R) and Elmer's(R). Earlychildhood utilizes multiple sales, marketing and distribution channels, including:

  .  its catalogs issued under its tradename, Discount School Supply, or DSS;

  . sales programs conducted through its wholly-owned subsidiary, Educational Products, Inc., or EPI;

  .  the Earlychildhood website; and

  . Earlychildhood NEWS, a professional content resource published in print and online.

   All of the foregoing are supported by a national sales force which, as of December 31, 2000, numbered 93 people.

   Earlychildhood's predecessor operating company was QTL Corporation, or QTL. As part of the recapitalization that occurred on May 5, 1999, QTL transferred significantly all of its assets and liabilities to Earlychildhood in exchange for membership interests. The transfer of assets and liabilities was considered a combination of entities under common control and accounted for on an "as if pooling" basis and accordingly, the basis of accounting did not change.

   The acquisition of EPI on May 5, 1999 was accounted for as a purchase and accordingly, Earlychildhood's consolidated results of operations only include the results of EPI subsequent to May 5, 1999. All results of EPI prior to May 5, 1999 are excluded from consolidated results of operations accordingly, the comparability of Earlychildhood's historical operating results is affected by the May 5, 1999 acquisition of EPI. Earlychildhood presently operates in two segments: Discount School Supply, or DSS, and EPI. DSS includes the brand names Discount School Supply, Earlychildhood NEWS and Earlychildhood.com. DSS supplies educational products and information through multiple channels to early childhood professionals and parents. EPI sells school supplies to elementary schools, teachers and other educational organizations.

Results Of Operations

   Earlychildhood's predecessor company, QTL, changed its fiscal year-end in 1998 from March 31 to December 31. The historical audited consolidated financial statements for Earlychildhood reflect the operating results of the nine months ended December 31, 1998. However, for purposes of comparability, the following discussion below compares the operating results of the twelve months ended December 31, 1999 and 2000 to the unaudited results of the twelve month period ended December 31, 1998. A discussion comparing the operating results of the nine months ended December 31, 1998 and the year ended
December 31, 1999 is also presented.

   Information regarding the results of operations of Earlychildhood is presented below and should be read in conjunction with the following discussion and analysis.

                          Nine Months  Three Months
                             Ended        Ended         Twelve Months Ended
                          December 31,  March 31,          December 31,
                          ------------ ------------ ---------------------------
                              1998         1998        1998      1999    2000
                          ------------ ------------ ----------- ------- -------
                               (in thousands)             (in thousands)
                                       (unaudited)  (unaudited)
                          ------------ ------------ ----------- ------- -------
Revenues................    $20,786       $4,363      $25,149   $61,034 $80,400
Gross profit............      8,632        1,644       10,276    23,808  29,739
Selling, general and
 administrative expenses
 (includes equity-based
 compensation)..........      6,574        2,394        8,968    18,931  30,472
Amortization of goodwill
 and other intangible
 assets.................         36            3           39       653     964
Interest expense, net...        191           66          257       829   1,618
                            -------       ------      -------   ------- -------
Income (loss) before
 income taxes...........      1,831         (819)       1,012     3,395  (3,315)
Income tax expense......        182          (22)         160       982     286
                            -------       ------      -------   ------- -------
Net income..............    $ 1,649       $ (797)     $   852   $ 2,413 $(3,601)
                            =======       ======      =======   ======= =======

Twelve Months Ended December 31, 1998, 1999 and 2000

   Revenues. Revenues were $25.1 million, $61.0 million and $80.4 million in the twelve months ended December 31, 1998, 1999 and 2000, respectively. The increase in revenue from 1998 to 1999 of 143% was primarily due to internal growth of 52% or $13 million of the existing DSS business and the acquisition of EPI, with EPI revenues accounting for $22.9 million, or 37.6% of total revenues in 1999. The increase in revenue from 1999 to 2000 of $19.4 million or 32% was primarily due to internal growth of $14.4 million within the existing DSS business and the inclusion of revenues from EPI for the full year ended 2000, which contributed $5.0 million of additional revenues. DSS's contribution to increased revenue for both 1999 and 2000 is attributable to increases in its customer base and the number of pages per catalog, catalogs sent and products offered.

   Gross Profit. Gross profit was $10.3 million, $23.8 million and $29.7 million in the twelve months ended December 31, 1998, 1999 and 2000, respectively. The increase in gross profit in 1999 was primarily related to an increase in revenues and the inclusion of EPI. The increase in gross profit in 2000 was primarily related to an increase in revenue. Gross profit as a percentage of sales was 40.9%, 39.0% and 37.0% for the twelve months ended December 31, 1998, 1999 and 2000, respectively. The decrease in gross profit as a percentage of sales for 1999 and 2000 is primarily due to the partial inclusion of EPI in 1999 and the full inclusion of EPI in 2000. EPI generally generates lower gross profit margins on sales of its products.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses include wages and commissions, catalog costs, operations expenses (which include customer service and certain warehouse costs), administrative costs (which include information systems, accounting and human resources), e-business costs and depreciation and amortization of property and equipment.

   Selling, general and administrative expenses were $9.0 million, $18.9 million and $30.5 million in the years ended December 31, 1998, 1999 and 2000, respectively. The increase in selling, general and administrative expense was partially attributable to the acquisition of EPI, which accounted for $5.3 million and $7.1 million of the total increase in selling, general and administrative expenses for the years ended 1999 and 2000, respectively. The remaining costs were related to investment in DSS's marketing and infrastructure, including personnel, catalog production and fulfillment capacity.

   For the year ended December 31, 2000, approximately $3.9 million of the total $11.5 million increase related to planning and executing Earlychildhood's e-business strategy. Such costs were net of $853,000 of capitalized website development costs. While Earlychildhood considers its e-business strategy to be an emerging line of business, our objective is to have such costs comprise a lower percentage of sales in the future, beginning in 2001.

   Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets was $39,000, $653,000 and $964,000 in the three years ended December 31, 1998, 1999 and 2000, respectively. The increase in amortization of goodwill and intangible assets is primarily due to the acquisition of EPI, which resulted in $473,000 and $684,000 of incremental amortization expense for the years ended December 1999 and 2000, respectively.


   Interest Expense. Interest expense was $257,000, $829,000 and $1.6 million in the twelve months ended December 31, 1998, 1999 and 2000, respectively. The increase in interest expense is primarily related to the $10 million term loan which was entered into on May 5, 1999 in conjunction with the acquisition of EPI and in order to fund general working capital needs. The interest expense in 1998 was principally related to Earlychildhood's line of credit facility which was replaced in conjunction with the May 5, 1999 recapitalization and acquisition.

   Income Tax Expense. As a limited liability company, Earlychildhood is not subject to income taxes; however its wholly-owned subsidiary, EPI is a C corporation, and is therefore subject to federal and state income taxes. Prior to May 5, 1999, Earlychildhood was combined with QTL. QTL was subject to federal and state income taxes as a C corporation until April 1, 1998 when it elected S corporation status.

   Income tax expense was $160,000, $982,000 and $286,000 for the twelve months ended December 31, 1998, 1999 and 2000, respectively. The effective tax rate increased from 15.8% for the twelve months ended December 31, 1998 to 28.9% for 1999 due to the inclusion of EPI taxable income in 1999. In 2000, despite a consolidated loss before income taxes, Earlychildhood incurred income tax expense as EPI generated taxable income. As a limited liability company, Earlychildhood cannot derive tax benefits by offsetting limited liability company losses against taxable income generated by EPI.

Nine Months Ended December 31, 1998 and Twelve Months Ended December 31, 1999

   Revenues. Revenues increased 194% from $20.8 million for the nine months ended December 31, 1998 to $61.0 million for 1999. This increase is primarily due to internal growth of the existing DSS business, the acquisition of EPI and inclusion of an additional three months of operations in 1999. EPI revenues accounted for $22.9 million, or 37.6% of total revenues in fiscal year 1999. DSS's contribution to the $40.2 million revenue increase amounted to $17.3 million and is attributed to increases in its customer base, in the number of pages per catalog, catalogs sent and products offered and to inclusion of an additional three months in 1999.

   Gross Profit. Gross profit increased 177% from $8.6 million, or 41.5% of revenues, for the nine months ended December 31, 1998 to $23.8 million, or 39.0% of revenues, for 1999. The increase in gross profit was primarily related to the increase in revenues. The decrease in gross profit as a percentage of sales was driven by the inclusion of EPI in 1999. EPI's gross profit margins for 1999 were approximately 32% of sales.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses include wages and commissions, catalog costs, operations expenses (which include customer service and certain warehouse costs), administrative costs (which include information systems, accounting and human resources), and depreciation of property and equipment.

   Selling, general and administrative expenses increased 188% from $6.6 million, or 31.6% of revenues, for the nine months ended December 31, 1998 to $18.9 million, or 31.0% of revenues, for 1999. The increase in selling, general and administrative expense was partially attributable to the acquisition of EPI, which accounted for $5.3 million of the total increase in selling, general and administrative expenses. The inclusion of an additional three months in 1999 contributed to $2.6 million of the increase. The remainder of the cost increase was primarily due to increases in personnel, catalog production and distribution and general and administrative costs.

   Amortization of Goodwill and Other Intangible Assets. Amortization of goodwill and other intangible assets increased significantly from approximately $36,000 for the nine months ended December 31, 1998 to approximately $653,000 for 1999. The increase in amortization of goodwill and other intangible assets is primarily due to the acquisition of EPI, which resulted in $473,000 of incremental amortization expense subsequent to the May 5, 1999 acquisition.

   Interest Expense. Interest expense increased 334% from $191,000 for the nine months ended December 31, 1998 to $829,000, for 1999. The increase in interest expense is primarily related to the $10 million term loan which was entered into on May 5, 1999 in conjunction with the acquisition of EPI and in order to fund general working capital needs. The interest expense in 1998 was principally related to Earlychildhood's line of credit facility which was replaced in conjunction with the May 5, 1999 recapitalization and acquisition.

   Income Tax Expense. As a limited liability company, Earlychildhood is not subject to income taxes; however its wholly-owned subsidiary, EPI, is a C corporation, and is therefore subject to federal and state income taxes. Prior to May 5, 1999, Earlychildhood was combined with QTL. QTL was subject to federal and state income taxes as a C corporation until April 1, 1998 when it elected S corporation status.

   Income tax expense increased 440% from $182,000 for the nine months ended December 31, 1999 to $982,000 for the year ended December 31, 1999. The effective tax rate increased from 10.0% for the nine months ended December 31, 1998 to 28.9% for 1999. The increase in the effective tax rate is due to the inclusion of EPI taxable income in 1999. Earlychildhood's 1998 income tax expense related primarily to the write-off of deferred tax assets upon conversion to S corporation status at April 1, 1998.

Liquidity and Capital Resources

   Earlychildhood's primary cash needs have been for working capital, capital expenditures and acquisitions to fund its growth. The primary sources of liquidity have been the credit facility with BNP Paribas (Paribas Credit Facility) and capital contributions from its members. As of December 31, 2000, Earlychildhood had net working capital of $11.9 million. Capitalization consisted of limited liability company membership interests of $18.4 million and long-term debt obligations of $7.3 million.

   The Paribas Credit Facility is a $20 million credit facility which matures on May 5, 2004. The credit facility includes a $10 million revolving credit facility which includes a $2.5 million letter of credit sublimit. The revolver is subject to a cleandown provision, which requires that Earlychildhood limit the outstanding principal balance drawn on the revolver to a maximum of $3.5 million for 15 consecutive days each year. Additionally, the revolving credit facility is subject to a maximum borrowing base equal to the sum of 80% of the aggregate face amount of eligible accounts receivable plus 50% of eligible inventory. As of December 31, 2000, Earlychildhood had $3.5 million outstanding under the revolving credit facility and $3.8 million of available borrowing capacity under the revolving credit facility.

   The Paribas Credit Facility also includes a $10 million term loan component with a final maturity of May 5, 2004. The term loan, which was fully drawn on May 5, 1999, is payable in 16 consecutive quarterly installments commencing March 31, 2000 and continuing until December 31, 2003, with a final payment on the maturity date. As of December 31, 2000, the outstanding balance of the term loan was $8.9 million. Interest on both the term loan and the revolving facility will accrue at a rate of either the lender's base rate plus 2% or the adjusted LIBOR rate plus 3.25% at the option of Earlychildhood.

   In 1999 and 2000, Earlychildhood raised $19.2 million of capital, net of issuance costs, from issuing limited liability company membership interests to, and receiving additional capital contributions from Educational Simon, L.L.C. The capital was used for investments in working capital, acquisitions and e-business operations. Earlychildhood does not anticipate the need to raise additional funding in the near future.

   During the year ended December 31, 2000, Earlychildhood's operating activities used $8.1 million in cash. The use of cash was primarily related to operating losses resulting from spending on e-business operations and increases in inventories. Earlychildhood used $3.3 million of cash for investing activities in the year ended December 31, 2000, primarily related to capital expenditures. Earlychildhood generated $11.4 million in cash from financing activities. The cash generated from financing activities was primarily related to capital contributions by Educational Simon, L.L.C.

   Earlychildhood used $3.3 million in cash from its operating activities during the fiscal year ended December 31, 1999. The use of cash was primarily related to reductions in accounts payable. For the year ended December 31, 1999, Earlychildhood used $9.3 million of cash in investing activities. The majority of the cash was used in the acquisition of EPI. Earlychildhood raised $12.7 million of cash from financing activities during 1999. The funds were provided through capital contributions from Educational Simon, L.L.C. and borrowings under the Paribas Credit Facility.

   Management has commenced discussions with financial institutions to change the terms of its borrowing arrangements. The objective of changing the terms is to provide Earlychildhood with a greater flexibility in meeting seasonal working capital needs and providing additional funding for continued growth. If Earlychildhood is unable to change the terms of its borrowing arrangements to meet its objectives, short-term revenue growth may be reduced. Earlychildhood's ability to fund its operations, make scheduled debt payments and planned capital expenditures and to remain in compliance with its financial covenants under its credit facility depends on its future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond its control.

Seasonality

   Earlychildhood's seasonal sales trends coincide with the start of each school year. Accordingly, the majority of revenues are generated in the second and third calendar quarter, with a particular emphasis on the third quarter which generally represents 40% to 50% of Earlychildhood's annual sales. Earlychildhood's working capital needs are greatest during the second calendar quarter as inventory levels are increased to meet seasonal demands.

Inflation

   Inflation has and is expected to have only a minor effect on Earlychildhood's results of operations and sources of liquidity.

Recent Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulletin, or SAB, 101, "Revenue Recognition in Financial Statements," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Subsequently, SAB 101 A and B have been released which directed the application of the guidance in SAB 101 in Earlychildhood's fourth quarter of 2000. Given that Earlychildhood's accounting policy for revenue recognition was previously in accordance with SAB 101, the adoption of SAB 101 did not have an effect on Earlychildhood's consolidated financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137, which was issued in July 1999, delayed the adoption date for SFAS No. 133 until annual periods beginning after June 15, 2000. SFAS No. 133 established standards for recognition and measurement of derivatives and hedging activities. Earlychildhood will adopt SFAS No. 133 beginning January 1, 2001. Management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position or operations of Earlychildhood.

   In July 2000 the Emerging Issues Task Force, or EITF, of the FASB concluded on Issue 1 of EITF issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs," which provides guidance on the presentation of shipping and handling revenue and costs in the statement of operations. Earlychildhood's accounting policies are in accordance with the requirements of this EITF issue and accordingly the adoption of this new accounting pronouncement did not have an effect on Earlychildhood's consolidated financial statements.

   In March 2000, the EITF of the FASB reached a consensus on EITF Issue 00-2, "Accounting for Web Site Development Costs." This consensus provided guidance on what types of costs incurred to develop web sites should be capitalized or expensed. Earlychildhood adopted this consensus effective January 1, 2000 and capitalized $853,000 of website development costs in the year ended December 31, 2000. No website development costs were incurred prior to 2000.

 Earlychildhood Quantitative and Qualitative Disclosure About Market Risk

   The following discussion of the Earlychildhood's market risk includes "forward-looking statements" that involve risks and uncertainties.. Actual results could differ materially from those projected in the forward-looking statements. Earlychildhood does not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

   Earlychildhood's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, a revolving line of credit and long-term debt. Market risks relating to operations result primarily from changes in interest rates. Earlychildhood's borrowings are primarily dependent upon LIBOR rates. The estimated fair value of long-term debt approximates its carrying value at December 31, 2000. To manage interest rate risk on the variable rate long-term borrowings under Earlychildhood's credit facility, Earlychildhood entered into an interest rate cap agreement during fiscal 1999. This interest rate cap agreement effectively limits the level to which the variable rate can rise on the notional principal amount established in the cap agreement which approximates 55% of the aggregate long-term balance at December 31, 2000. As a result, this hedging arrangement is designed to reduce Earlychildhood's exposure to increases in interest rates.

Credit Risk

   Financial instruments which potentially subject Earlychildhood to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable, a revolving line of credit and long-term debt. Earlychildhood does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. In addition, Earlychildhood's ability to finance future acquisition transactions may be impacted if Earlychildhood is unable to obtain appropriate financing at acceptable rates.

             Earlychildhood Certain Relationships and Transactions

   In connection with the May 5, 1999 acquisition of assets from QTL Corporation, or QTL, and recapitalization of Earlychildhood, Earlychildhood leased 36,000 square feet of combined warehouse and office space located in Salinas, California from Elliott-Mair Salinas, LLC, an affiliate of QTL. The current lease agreement is effective August 9, 2000 and runs for five years. Ronald Elliott who will become LearningStar's Chairman of the Board and who is the current President, Chief Executive Officer and a member of the management committee of Earlychildhood, holds 62% of the membership interests in Elliott-Mair Salinas, LLC. Mr. Elliott is also the largest shareholder of QTL, which in turn, owns an approximate 41.1% membership interest in Earlychildhood on a fully-diluted basis.

   In conjunction with the May 5, 1999 recapitalization of Earlychildhood, and the transfer by QTL of significantly all of its assets and liabilities to Earlychildhood QTL retained inventory and accounts receivable having a book value of $2,168,000. Because Earlychildhood continued QTL's principal business functions, Earlychildhood subsequently collected on those accounts receivables and sold the exempted inventory and then forwarded the revenue directly to QTL. All amounts from the exempted assets were collected and forwarded to QTL by the end of the 1999 calendar year.

   Pursuant to a promissory note and pledge agreement between QTL and Earlychildhood effective May 5, 1999, Earlychildhood effected a loan to QTL to finance QTL's litigation expenses related to a lawsuit with Lakeshore Learning Materials. The litigation concluded in 1999, and the principal balance on the loan effective December 31, 2000 was $139,000. The note bears interest at 8% and matures no later than May 5, 2004 and earlier under certain circumstances.

   On May 5, 1999, Earlychildhood entered into a seven-year executive management agreement with William E. Simon & Sons, LLC. William E. Simon & Sons, LLC is an affiliate of Educational Simon, L.L.C., the largest equity holder of Earlychildhood which owns approximately 47.1% of the outstanding membership interests of Earlychildhood on a fully-diluted basis and, after the completion of the combination, will own approximately 32.7% of the capital stock of LearningStar on a fully-diluted basis. Pursuant to the terms of this executive management agreement, William E. Simon & Sons, LLC received an initial fee of $400,000, and an aggregate base fee of $300,000 per year. The base fee is subject to revision upon approval of a supermajority of the Earlychildhood management committee provided that it does not exceed $600,000 at any time. In addition, if mutually agreed upon by a supermajority of the management committee, William E. Simon & Sons, LLC is entitled to receive an acquisition fee for services provided in connection with an acquisition of Earlychildhood. William E. Simon & Sons, LLC did not receive an acquisition fee in connection with the combination. The executive management agreement will be terminated upon the closing of this combination.

   Pursuant to the amended and restated operating agreement of Earlychildhood, Educational Simon, L.L.C. is entitled to select three of the six members of the management committee of Earlychildhood. All three of the Educational Simon, L.L.C. designees who serve on the Earlychildhood management committee, Robert MacDonald, Scott Graves and Stephen Kaplan, will join the LearningStar board of directors as three of the four designees of Earlychildhood.

       Security Ownership of Certain Beneficial Owners and Management of
                                 Earlychildhood

   The following table sets forth certain information as of December 31, 2000 with respect to the class and percentage of the Earlychildhood membership interests held by the following persons:

  . each person or entity known by Earlychildhood to beneficially own 5% of more of the Earlychildhood membership interests;

  .  each member of the management committee of Earlychildhood;

  .  each executive officer of Earlychildhood; and

  . all members of the Earlychildhood management committee and Earlychildhood executive officers as a group.

   Except as otherwise indicated, Earlychildhood believes that persons listed as the beneficial owners of the Earlychildhood membership interests have sole voting and investment power with respect to such membership interests. Unless otherwise indicated, the address of the following persons is c/o Earlychildhood 2 Lower Ragsdale Drive, Suite 200, Monterey, California 93940.

                                                                     Percent of
                                                                       Equity
                                                                     Membership
                                                          Percent of    on a
                                               Class of   Beneficial   fully-
                                             Interests of Ownership   diluted
Name and Address of Beneficial Owner          Ownership      (1)     basis (2)
------------------------------------         ------------ ---------- ----------
Executive Officers
Ronald Elliott(3)..........................    Class B       44.0       41.1%
Judith McGuinn.............................    Class C        --         --
Richard Phelan.............................    Class B        2.7        2.5
Ronald Phelan..............................    Class B        1.4        1.3

Members of the Management Committee
Randy Dean(4)..............................    Class C          *          *
Scott Graves(5)............................    Class A       50.5       47.1
Robert Healy...............................    Class C          *          *
Dr. Judith Herr............................    Class C          *          *
Stephen Kaplan.............................    Class C          *          *
Robert MacDonald(4)........................    Class A       50.5       47.1

5% Members
Educational Simon, L.L.C...................    Class A       50.5       47.1
QTL Corporation............................    Class B       44.0       41.1
All members of the management committee and
 executive officers as a group.............                  99.6       92.9

--------
 *  Less than 1%.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Membership interests issuable by Earlychildhood to a person or entity named below pursuant to options which may be exercised within 60 days after December 31, 2000 are deemed to be beneficially owned by that person or entity, after giving effect to the exchange ratios set forth in the combination agreements. However, these shares are not deemed to be outstanding for purposes of computing the percentage beneficially owned by any other person or entity.
(2) Beneficial ownership as shown under this column is determined by calculating the percentage interest of a person or entity owned by that person or entity, as compared to the fully-diluted total of membership interests outstanding on December 31, 2000.
(3) Includes a 44.0% membership interest in Earlychildhood held by QTL Corporation computed in accordance with the formula set forth in footnote 1 (or a 41.1% membership interest in Earlychildhood computed in accordance with the formula set forth in footnote 2). Mr. Elliott, also a member of the Earlychildhood management committee, disclaims beneficial ownership of these membership interests, except to the extent of his pecuniary interest in the membership interests.

(4) Mr. Dean resigned as a member of the Earlychildhood management committee in the spring of 2000.
(5) Includes a 50.5% membership interest in Earlychildhood held by Educational Simon, L.L.C. computed in accordance with the formula set forth in footnote 1 (or a 47.1% membership interest in Earlychildhood computed in accordance with the formula set forth in footnote 2). Mr. Graves disclaims beneficial ownership of these membership interests, except to the extent of his pecuniary interest in the membership interests.
(6) Includes a 50.5% membership interest in Earlychildhood held by Educational Simon, L.L.C. computed in accordance with the formula set forth in footnote 1 (or a 47.1% membership interest in Earlychildhood computed in accordance with the formula set forth in footnote 2). Mr. MacDonald disclaims beneficial ownership of these membership interests, except to the extent of his pecuniary interest in the membership interests.

                                  LEARNINGSTAR

The Board of Directors of LearningStar Following the Combination

   Upon completion of the combination, the board of directors of LearningStar will be comprised of nine individuals; four of whom will be designated by Earlychildhood; two of whom will be designated by SmarterKids.com; and three of whom will be independent directors jointly designated by Earlychildhood and SmarterKids.com.

   SmarterKids.com and Earlychildhood expect to designate the independent directors of LearningStar after the closing of the combination. To date, Earlychildhood and SmarterKids.com have designated the individuals set forth below to be directors of LearningStar upon completion of the combination:

Name                                                         Age  Designee of:
----                                                         ---  ------------
Ronald Elliott..............................................  45 Earlychildhood
Al Noyes....................................................  43 SmarterKids.com
Scott Graves................................................  30 Earlychildhood
Stephen Kaplan..............................................  42 Earlychildhood
Michael Kolowich............................................  47 SmarterKids.com
Robert MacDonald............................................  53 Earlychildhood

   Ronald Elliott is the founder of Earlychildhood and has been an executive officer of Earlychildhood since 1984. Prior thereto, Mr. Elliott served as the President of QTL Corporation, the predecessor to Earlychildhood, from 1985 to 1999.

   Al Noyes has served as SmarterKids.com's Chief Operating Officer since November 2000 and before that served as its Executive Vice President, Sales and Marketing from February 2000 to July 2000. Mr. Noyes also served as Senior Vice President, Sales and Marketing of SmarterKids.com from September 1997 to February 2000. Prior to joining SmarterKids.com, Mr. Noyes served as Vice President of Sales and Marketing of net.Genesis, a developer and marketer of website usage and performance analysis products, from July 1996 to May 1997. From November 1995 to May 1996, Mr. Noyes served as Chief Executive Officer of The Mesa Group, a developer and marketer of messaging and groupware software, which was subsequently acquired by Microsoft. Mr. Noyes served as Venture Partner/Entrepreneur-in-Residence for Highland Capital, a venture capital firm from October 1994 to October 1995.

   Scott Graves has been a member of the Earlychildhood management committee since July 2000. Mr. Graves joined William E. Simon & Sons, LLC, a private investment firm and merchant bank, in 1998 and is currently a Principal of its Private Equity Group. From 1996 through 1997, Mr. Graves worked in the Mergers and Acquisitions Group of Merrill Lynch & Company, an international investment banking firm. Prior thereto, Mr. Graves worked in the Audit and Business Services Division of PricewaterhouseCoopers LLP, an international professional services firm from 1993 through 1995. Mr. Graves is a Certified Public Accountant in the State of California and serves on the board of directors of SF Interactive.

   Stephen Kaplan has been a Principal of Oaktree Capital Management, LLC since 1995. Oaktree provides investment management services 62 pursuant to a sub-advisory agreement with TCW Asset Management Company, the general partner of TCW Special Credits Fund V--The Principal Fund. Mr. Kaplan was a Managing Director of Trust Company of the West from 1993 to 1995. Prior to that time, Mr. Kaplan was a partner with the law firm of Gibson, Dunn & Crutcher. Mr. Kaplan is also a director of Acorn Products, Inc., GeoLogistics Corporation, KinderCare Learning Centers, Inc. and Roller Bearing Holding Co.

   Michael Kolowich has been a director of SmarterKids.com since January 1999. Mr. Kolowich has served as the Vice Chairman and as a Director of NewsEdge Corporation, a provider of news and information services, since February 1998. From September 1996 to February 1998, Mr. Kolowich served as the Chairman, President and Chief Executive Officer of Individual, Inc., which merged with NewsEdge in February 1998. Mr. Kolowich served as the President of AT&T New Media Services, a division of AT&T that he founded, from December 1994 to July 1996. Mr. Kolowich also served as President of Ziff-Davis Interactive, a division of Ziff-Davis Interactive Publishing Company that he founded, from April 1988 to December 1994.

   Robert MacDonald joined the Earlychildhood management committee in May 1999. Mr. MacDonald joined William E. Simon & Sons, LLC, a private investment firm and merchant bank in 1993 and is currently Managing Director and President of its Private Equity Group. From 1988 through 1992, Mr. MacDonald provided private investment and financial services to a variety of clients, including William E. Simon & Sons, LLC, through East Rock Partners, a firm he co-founded. In 1981, Mr. MacDonald co-founded Catalyst Energy Corporation, a leading developer of independent power facilities throughout the United States. Mr. MacDonald serves on the boards of directors of PBOC Holdings, Corporate Staffing Resources, and Do+Able Products.

Committees of the LearningStar Board of Directors

   Upon completion of the combination, the board of directors of LearningStar initially will have a compensation committee and an audit committee.

   The compensation committee, of which Messrs. Kolowich and Kaplan are members, will determine the compensation (including stock option grants) of LearningStar's senior management. The audit committee, of which Messrs. Kolowich and Kaplan are members, will oversee financial results and internal controls of LearningStar, including matters relating to the appointment and activities of LearningStar's independent auditors. Each of Messrs. Kolowich and Kaplan are "independent directors" as defined by the Nasdaq Stock Market Rule 4200(a)(14). In order to comply with the Nasdaq Stock Market Rules regarding audit committee composition, LearningStar requires a third independent director who it is expected will join the audit committee after the closing of the combination.

Compensation of Directors of LearningStar

   It is expected that neither employee nor non-employee directors will receive cash compensation for services performed in their capacity as directors of LearningStar. SmarterKids.com will reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors and any of its committees on which they serve. Directors will be eligible to participate in the LearningStar 2001 stock plan. Under the LearningStar 2001 stock option and incentive plan, non-employee directors will be eligible to receive stock option grants at the discretion of the board of directors. In addition, each director who is not also an employee or officer of LearningStar will be entitled to participate in the LearningStar 2001 non-employee director stock option plan.

Executive Officers of LearningStar Following the Combination

   The executive officers of LearningStar upon completion of the combination will be as follows:

Name                                      Age Title
----                                      --- -----
Ronald Elliott...........................  45 Chairman of the Board of Directors
Al Noyes.................................  43 Chief Executive Officer
Robert Cahill............................  34 Chief Financial Officer
Judith McGuinn...........................  51 Chief Operating Officer

   Robert Cahill has served as SmarterKids.com's Vice President, Finance and Administration and Chief Financial Officer since April 2000 and served as Vice President, Finance from June 1999 and served as Controller from October 1997 to June 1999. Prior to joining SmarterKids.com, Mr. Cahill served as Accounting Manager for Gensym Corp., a developer and marketer of software products, from May 1995 to October 1997. Mr. Cahill is a Certified Public Accountant in the Commonwealth of Massachusetts and served as a Senior Accountant for Ernst & Young LLP from January 1993 to May 1995.

   Judith McGuinn has served as Earlychildhood's Senior Vice President and Chief Operating Officer since December 1999. Prior to joining Earlychildhood Ms. McGuinn served as Vice President/Director of Time Warner Audio Books, a division of Time Warner Trade Publishing in New York, from July 1994 to December 1999.

   For information regarding Messrs. Elliott and Noyes, please see their biographies in the section entitled "--The Board of Directors of LearningStar Following the Combination."

Compensation of Executive Officers of LearningStar

   LearningStar has not yet paid any compensation to the persons expected to become executive officers of LearningStar. The form and amount of compensation to be paid to each of LearningStar's executive officers in any future period will be determined by the compensation committee of the LearningStar board of directors.

   The following table sets forth the compensation paid by SmarterKids.com to its executive officers in fiscal year ended December 31, 2000 who will become executive officers and/or directors of LearningStar:

                           Annual Compensation        Long-Term
                          ---------------------    Compensation on
Name and Principal        Fiscal Salary  Bonus  Securities Underlying      All Other
Positions                  Year    ($)   ($)(2)      Options (#)      Compensation ($)(1)
------------------        ------ ------- ------ --------------------- -------------------
Al Noyes.................  1998  105,794 15,073        150,000                696
  Chief Operating Officer  1999  120,000 27,200        200,000                696
                           2000  145,750 15,000         60,000                385

Robert Cahill............  1998   80,278    --          15,000                696
  Vice President, Finance  1999  101,729    --         105,000                696
   and Chief
   Financial Officer       2000  155,750    --          95,000                414

--------
(1) Excludes prerequisites and other personal benefits, the aggregate annual amount of which for each officer was less than the lesser of $50,000 or 10% of the total salary and bonus reported.
(2)Bonuses are reported in the year earned, even if actually paid in a subsequent year.

   The following table sets forth the compensation paid by Earlychildhood in fiscal year ended December 31, 2000 to the executive officers of Earlychildhood who will become executive officers of LearningStar:

                           Annual Compensation            Long-Term
                          -------------------------    Compensation on
Name and Principal        Fiscal Salary      Bonus  Securities Underlying   All Other
Positions                  Year    ($)        ($)        Options (#)      Compensation
------------------        ------ -------    ------- --------------------- -------------
Ronald Elliott...........  1998  268,573    700,000            --              --
  Founder, President and   1999  242,752        --             --              --
   Chief
   Executive Officer       2000  231,341        --             --              --

Judith McGuinn(1)........  1998      --         --             --              --
  Chief Operating Officer  1999    8,750(1)     --             --              --
                           2000  156,923     28,854        140,182(2)          --

--------
(1) Judith McGuinn joined Earlychildhood on December 6, 1999.
(2) Ms. McGuinn was granted options for 0.6% of Earlychildhood membership interests which will be exchanged for the right to purchase 140,182 shares of LearningStar common stock upon completion of the combination.

Option Grants in Last Fiscal Year

   The following table sets forth grants of stock options pursuant to SmarterKids.com's 1995 stock plan and 1999 stock option and incentive plan granted during the fiscal year ended December 31, 2000 to the SmarterKids.com executive officers and directors who will become executive officers and/or directors of LearningStar:

                            Option Grants In Last Fiscal Year Individual Grants
                         ----------------------------------------------------------
                                                                                       Potential
                                                                                      Realizable
                                                                                       Value at
                                                                                    Assumed Annual
                                                                                    Rates of Stock
                                             Percent of                                  Price
                                            Total Options                            Appreciation
                             Number of       Granted to                             for Option Term
                             Securities     Employees in                                ($)(3)
                         Underlying Options    Fiscal     Exercise Price Expiration ---------------
Name                       Granted (#)(1)    Year (%)(2)  Per Share ($)     Date      5%      10%
----                     ------------------ ------------- -------------- ---------- ------- -------
Al Noyes................       60,000            3.6%          1.50        9/7/10    56,601 143,437
                              200,000(4)          -- (6)       1.50       10/1/09   188,668 478,123
Robert Cahill...........       60,000(5)         3.6%          1.50        4/1/10    56,601 143,437
                               10,000(5)          .6%          1.50       1/12/10     9,433  23,906
                               25,000            1.5%          1.50        9/7/10    23,584  59,765
                               75,000(5)         --            1.50       10/1/09    70,751 179,296
Michael Kolowich........          --             --             --            --        --      --

--------
(1) No stock appreciation rights ("SARs") were granted by SmarterKids.com in the fiscal year ended December 31, 2000.
(2) Represents all options granted to the individual during 2000 as a percentage of all options granted to employees during 2000.
(3) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the market value of SmarterKids.com's common stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect SmarterKids.com's estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of such exercise and the future performance of SmarterKids.com's common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.
(4) On September 7, 2000, certain of Mr. Noye's options were amended by the board of directors of SmarterKids.com to reduce the exercise price to $1.50, the current market value on that date. See the description under the caption "--Ten Year Option Repricing."
(5) On September 7, 2000, certain of Mr. Cahill's options were amended by the board of directors of SmarterKids.com to reduce the exercise price to $1.50, the current market value on that date. See the description under the caption "--Ten Year Option Repricing."
(6) For purposes of calculating the percentage, the repriced options described in footnotes (4) and (5) are not deemed to be options granted to employees in the fiscal year.

   The following table sets forth grants of membership interests granted during the fiscal year ended December 31, 2000 to members of the Earlychildhood management committee and Earlychildhood executive officers will become executive officers and/or directors of LearningStar:

                            Option Grants In Last Fiscal Year Individual Grants
                         ----------------------------------------------------------
                                                                                    Potential Realizable
                                                                                      Value at Assumed
                                             Percent of                                Annual Rates of
                                            Total Options                                Stock Price
                             Number of       Granted to                               Appreciation for
                             Securities     Employees in                             Option Term ($)(3)
                         Underlying Options    Fiscal     Exercise Price Expiration ---------------------
Name                       Granted (#)(1)    Year (%)(2)  Per Share ($)     Date        5%        10%
----                     ------------------ ------------- -------------- ---------- ---------- ----------
Ronald Elliott..........          --             --             --            --           --         --
Judy McGuinn............      140,182              9%          .018       9/01/10      408,492    651,950

--------
(1) No SARs were granted by Earlychildhood in the fiscal year ended
    December 31, 2000.
(2) Represents all options granted to the individual during 2000 as a percentage of all options granted to employees during 2000.
(3) Amounts reported in these columns represent amounts that may be realized upon exercise of the options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the market value of Earlychildhood's membership interests on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect Earlychildhood's estimate of future stock price growth. Actual gains, if any, on option exercises and membership interests holdings are dependent on the timing of such exercise and the future performance of Earlychildhood's membership interests. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.


Option Exercises and Fiscal Year-End Values

   The following table sets forth information with respect to options to purchase SmarterKids.com's common stock granted under SmarterKids.com's 1995 stock plan and 1999 stock option and incentive plan to the SmarterKids.com executive officers and directors who will become directors and/or executive officers of LearningStar, including:

  . the number of shares of common stock purchased upon exercise of options in the fiscal year ended December 31, 2000;

  .  the net value realized upon such exercise;

  .  the number of unexercised options outstanding at December 31, 2000; and

  .  the value of such unexercised options at December 31, 2000.

                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
                   YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                                     Number of Securities
                                                    Underlying Unexercised       Value of Unexercised
                                          Value           Options at            In-the-Money Options at
                         Shares Acquired Realized     Fiscal Year End (#)       Fiscal Year End ($)(1)
Name                     on Exercise (#)   ($)    (Exercisable/Unexercisable) (Exercisable/Unexercisable)
----                     --------------- -------- --------------------------- ---------------------------
Al Noyes................     160,000     653,667        220,875/218,125              60,423/11,184
Robert Cahill...........         --          --          89,375/155,625              24,978/4,847
Michael Kolowich........      75,000     125,900              0/0                         0/0

--------
(1) Value is based on the difference between the option exercise price and the fair market value of SmarterKids.com common stock at December 31, 1999, the fiscal year-end ($.531 per share as quoted on the Nasdaq National Market, multiplied by the number of shares underlying the option).

   The following table sets forth information with respect to options to purchase Earlychildhood membership interests granted under the Earlychildhood management incentive option plan to the Earlychildhood executive officers and members of the Earlychildhood management committee who will become directors and/or executive officers of LearningStar including:

  . the number of membership interests purchased upon exercise of options in the fiscal year ended December 31, 2000;

  .  the net value realized upon such exercise;

  .  the number of unexercised options outstanding at December 31, 2000; and

  .  the value of such unexercised options at December 31, 2000.

                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL
                   YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

                                                       Number of Membership
                          Membership                   Interests Underlying        Value of Unexercised
                           Interests                  Unexercised Options at      In-the-Money Options at
                          Acquired on     Value          Fiscal Year End %        Fiscal Year End ($)(1)
Name                     Exercise (#)% Realized ($) (Exercisable/Unexercisable) (Exercisable/Unexercisable)
----                     ------------- ------------ --------------------------- ---------------------------
Ronald Elliott..........      --           --                      --                         --
Judith McGuinn..........      --           --                0.0%/0.6%                   0/71,914
Scott Graves............      --           --                      --                      --/--
Stephen Kaplan..........      --           --                      --                      --/--
Robert MacDonald........      --           --                      --                      --/--

--------
(1) Value is based on the difference between the option exercise price and the fair market value of Earlychildhood membership interests at December 31, 2000, the fiscal year-end ($1,198.57 per .0001 Class C membership interest). The fair market value was determined by multiplying the number of options of LearningStar to be received in the combination using the exchange ratios set forth in the combination agreement by the closing price.

Ten Year Option Repricing

   On September 7, 2000, SmarterKids.com completed a direct repricing of certain employee stock option grants. As part of the repricing, SmarterKids.com reduced the exercise price of all outstanding options with exercise prices of greater than $1.50 per share. The new exercise price of these repriced options was reset to $1.50 per share, which was equal to the market value of SmarterKids.com's common stock on September 7, 2000. The number of options repriced totaled 2,325,574. SmarterKids.com is accounting for the repriced options as a variable award. In the quarter ending September 30, 2000, SmarterKids.com recorded an incremental non-cash stock compensation charge of $110,000 as a result of the repricing. The following chart presents information about the consequences of the repricing for the SmarterKids.com executive officers and directors who will become directors and/or executive officers of
LearningStar:

                                                                                        Original
                                                             Exercise                 Option Term
                                                             Price at     Exercise    Remaining at
                          Date of      #      Mkt Price at   Prior to    Price Post     time of
                         Repricing Securities Repricing($) Repricing($) Repricing($) Repricing(yrs)
                         --------- ---------- ------------ ------------ ------------ --------------
Al Noyes................  9/7/00    200,000       1.50        11.00         1.50          3.21
Robert Cahill...........  9/7/00     10,000       1.50         6.44         1.50          3.38
                          9/7/00     60,000       1.50         2.50         1.50          3.58
                          9/7/00     75,000       1.50        11.00         1.50          3.06
Michael Kolowich........     --         --         --           --           --            --

Compensation Committee Report on Option Repricing

   On August 30, 1999, the compensation committee of SmarterKids.com board of directors (the "compensation committee") approved a reduction, effective September 7, 2000, in the exercise price of certain outstanding stock options held by executive officers and employees of SmarterKids.com to $1.50 per share, the fair market value of SmarterKids.com's common stock on September 7, 2000. These options were granted between July 1999 and April 2000 at exercise prices ranging from $1.50 to $14.00 per share.

   As set forth in SmarterKids.com 1995 stock plan and 1999 stock option and incentive plan, stock options are intended to provide incentives to SmarterKids.com's executive officers and employees. The SmarterKids.com compensation committee believed that such equity incentives are a significant factor in SmarterKids.com's ability to attract, retain and motivate key employees who are critical to the SmarterKids.com long-term success. The SmarterKids.com compensation committee believed that, at their original exercise prices, the disparity between the exercise price of these options and recent market prices for SmarterKids.com's common stock did not provide meaningful incentive to the executive officers and employees holding these options to perform to their maximum potential and to work towards the success of SmarterKids.com. Inquiries conducted indicated that other comparable companies in the Internet education product industry sector have been confronted with this problem and have made similar adjustments in option prices to motivate their executive officers and employees. The SmarterKids.com compensation committee approved the repricing of these options as a means of ensuring that the optionees will continue to have meaningful equity incentives to work toward the success of SmarterKids.com. The adjustment was deemed by the SmarterKids.com compensation committee to be in the best interest of SmarterKids.com and its stockholders.

                                   Respectfully submitted by the SmarterKids.com
                                    Compensation Committee:
                                   Richard D'Amore and Michael Kolowich

   Earlychildhood has never repriced its options to purchase membership interests in Earlychildhood.

Employment and Change of Control Agreements

   Currently, none of the executive officers or directors of LearningStar have employment agreements or change of control agreements with LearningStar. For more information on the employment agreements and change of control agreements of the SmarterKids.com directors and executive officers, the members of the Earlychildhood management committee and the Earlychildhood executive officers, see the section entitled "The Combination--Interests of Certain Persons in the Combination."

Pro Forma Security Ownership of Certain Beneficial Owners and Management of LearningStar

   The following table sets forth certain pro forma information as to the number of shares of LearningStar common stock to be held by the following persons upon completion of the combination:

  . each person or entity expected by LearningStar to beneficially own 5% of more of the LearningStar common stock;

  .  each director of LearningStar;

  .  each executive officer of LearningStar; and

  .  all LearningStar directors and executive officers as a group.

   Except as otherwise indicated, LearningStar believes that persons expected to be the beneficial owners of the LearningStar common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares. Unless otherwise indicated the address of the following persons is c/o LearningStar, 15 Crawford Street, Needham, Massachusetts 02494.

                                                       Amount and
                                                       Nature of    Percent of
Name and Address of Beneficial Owner                  Ownership(1) Common Stock
------------------------------------                  ------------ ------------
Executive Officers
Ronald Elliott(2)....................................  19,205,598      29.3%
Al Noyes(3)..........................................     469,875         *
Robert Cahill(4).....................................      93,875         *
Judith McGuinn.......................................         --        --

Directors
Scott Graves(5)......................................  23,537,465      35.9
Stephen Kaplan.......................................      77,882         *
Michael Kolowich.....................................     155,000         *
Robert MacDonald(6)..................................  23,537,465      35.9

5% Holders
Educational Simon, L.L.C.............................  23,537,465      35.9
QTL Corporation......................................  19,205,598      29.3
All executive officers and directors as group(7).....  43,529,659      66.4

--------
*  Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Membership interests issuable by Earlychildhood to a person or entity named below pursuant to options which may be exercised within 60 days after December 31, 2000 are deemed to be beneficially owned by that person or entity. However, these shares are not deemed to be outstanding for purposes of computing the percentage beneficially owned by any other person or entity.
(2) Include 19,205,598 shares of LearningStar common stock to be held by QTL Corporation. Mr. Elliott, who will also become a director of LearningStar, disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) Includes 220,875 shares of LearningStar common stock issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter. Mr. Noyes will also become a director of LearningStar.
(4) Consists of 91,875 shares of LearningStar common stock issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter.
(5) Include 23,537,465 shares of LearningStar common stock to be held by Educational Simon, L.L.C. Mr. Graves disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(6) Include 23,537,465 shares of LearningStar common stock to be held by Educational Simon, L.L.C. Mr. MacDonald disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.
(7) See footnotes (1) through (6) above. Includes options to purchase an aggregate of 306,750 shares of LearningStar common stock issuable upon the exercise of options exercisable on December 31, 2000 or within 60 days thereafter.

                  DESCRIPTION OF CAPITAL STOCK OF LEARNINGSTAR

   Effective upon the closing of this combination and the filing of the LearningStar restated certificate of incorporation, the LearningStar authorized
capital stock will consist of     shares of common stock, par value $.01 per
share, and     shares of preferred stock, par value $.01 per share. The
following summary description of the LearningStar capital stock is not intended to be complete and is qualified by reference to the provisions of applicable law and to the LearningStar restated certificate of incorporation attached as Annex D to this proxy statement-prospectus and the LearningStar amended and restated bylaws attached as Annex E to this proxy statement-prospectus.

Common Stock

   Upon the completion of the combination, there will be     shares of
LearningStar common stock outstanding held by     stockholders of record. In
addition, upon completion of the combination, there will be stock options
outstanding to purchase an aggregate of     shares of LearningStar common stock
due to the conversion of outstanding options to purchase SmarterKids.com common
stock and the exchange of    outstanding options to purchase Earlychildhood
membership interests. In addition, following the completion of the combination, there will be outstanding warrants to purchase 217,292 shares of LearningStar common stock due to the conversion of warrants to purchase shares of SmarterKids.com common stock.

   Holders of LearningStar common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Directors are elected by a plurality of the votes of the shares present in person or by proxy at the meeting and entitled to vote in the election. Holders of LearningStar common stock are entitled to receive ratably dividends, if any, as may be declared by the LearningStar board of directors out of funds legally available therefor, after provision has been made for any preferential dividend rights of outstanding preferred stock, if any. Upon liquidation, dissolution or winding up of LearningStar, the holders of LearningStar common stock are entitled to receive ratably the net assets available after the payment of all of its debts and other liabilities, and after the satisfaction of the rights of any outstanding preferred stock. Holders of LearningStar common stock have no preemptive, subscription, redemption or conversion rights, nor are they entitled to the benefit of any sinking fund.

   The outstanding shares of LearningStar common stock will be, when validly issued, fully paid and non-assessable. The rights, powers, preferences and privileges of holders of LearningStar common stock are subordinate to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that LearningStar may designate and issue in the future.

Preferred Stock

   The LearningStar board of directors will be authorized, without further stockholder approval, to issue from time to time shares of preferred stock, in one or more series. Each series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the LearningStar board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The rights of the holders of LearningStar common stock will be subordinate to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock, and could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, a majority of LearningStar's outstanding voting stock. LearningStar has not, to date, issued any shares of preferred stock, and has no present plans to issue any shares of preferred stock.

Warrants

   As of the completion of the combination, the following warrants to purchase an aggregate of 217,292 shares of LearningStar common stock will be outstanding:

  . J.L. Hammett Co. has two warrants expiring September 29, 2003 and September 7, 2004 to purchase an aggregate of 165,000 shares of LearningStar common stock at an exercise price of $1.33 per share;

  . Silicon Valley Bank will have a warrant expiring March 24, 2003 to purchase 7,500 shares of LearningStar common stock at an exercise price of $1.33 per share;

  . TLP Leasing Programs, Inc. will have a warrant expiring April 13, 2006 to purchase 16,667 shares of LearningStar common stock at an exercise price of $3.00 per share; and

  . National Computer Systems will have a warrant expiring March 8, 2004 to purchase an aggregate of 28,125 shares of LearningStar common stock at an exercise price of $1.33 per share.

   The exercise prices of each of these warrants is subject to adjustment in the event SmarterKids.com issues additional equity securities other than stock option grants to its employees, officers and directors under its stock option plans.

Registration Rights

   In accordance with the lock-up agreements between LearningStar and each of the directors and executive officers and certain significant stockholders of SmarterKids.com and all of the holders of membership interests in Earlychildhood, upon the expiration of the 180-day contractual lock-up period (or earlier pursuant to waiver), LearningStar will be required, to register
under the Securities Act of 1933 up to an aggregate of     shares of
LearningStar common stock held by these investors pursuant to the registration rights agreement among LearningStar and these investors.

   The registration rights agreement provides that if LearningStar proposes to register in a firm commitment underwritten offering any of its securities under the Securities Act at any time or times, these investors will generally be entitled to include shares of common stock held by them in the registration. However, the managing underwriter of any offering may exclude for marketing reasons some or all of the shares from the registration. These investors also have the right to require LearningStar, on no more than two occasions 180 days after the closing date of the combination, to prepare and file a registration statement under the Securities Act registering the shares of LearningStar common stock held by them. LearningStar is generally required to bear the expenses of all these registrations, except underwriting discounts and commissions. These rights will terminate on the fifth anniversary of the closing date of the combination.

   In addition, holders of warrants to purchase an aggregate of 7,500 shares of LearningStar common stock will have certain registration rights. Silicon Valley Bank has registration rights for the LearningStar common stock that it may purchase pursuant to its warrant. If Silicon Valley Bank purchases all 7,500 shares of common stock pursuant to such warrant, it may request that LearningStar register all of the shares under the Securities Act of 1933. Furthermore, if LearningStar proposes to register any of its securities for sale to the public (other than pursuant to this registration statement on Form S-4, of which this proxy statement-prospectus is a part), Silicon Valley Bank may request that LearningStar register all or any portion of its shares purchased pursuant to the warrant and LearningStar must use its best efforts to comply with any request. Finally, if LearningStar is eligible to file a registration statement on Form S-3, Silicon Valley Bank may request that LearningStar file a registration statement on Form S-3 for all or any portion of its shares purchased pursuant to the warrant, and LearningStar must comply if the reasonable aggregate price to the public of the registered shares would exceed $1,000,000.

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Anti-Takeover Effects of Certain Provisions of LearningStar's Charter and
Bylaws and Delaware Law

   Upon completion of the combination, the provisions of Section 203 of the Delaware General Corporation Law will prohibit LearningStar from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally defined as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

   The LearningStar and restated certificate of incorporation provides for the division of the LearningStar board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the LearningStar amended and restated certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 75% of the shares of the LearningStar capital stock entitled to vote generally in the election of directors, voting as a single class. Under the LearningStar restated certificate of incorporation, any vacancy on the LearningStar board of directors, however occurring, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office. The likely effect of the classification of the LearningStar board of directors and the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of the LearningStar board of directors. For example, in general, at least two annual meetings of the stockholders will be necessary for stockholders to effect a change in a majority of the members of the LearningStar board of directors.

   The LearningStar restated certificate of incorporation also provides that, after the effective date of the LearningStar registration statement on Form S-4 of which this proxy statement-prospectus is a part, any action required or permitted to be taken by LearningStar stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. The LearningStar amended and restated bylaws provide that special meetings of the stockholders may only be called by the LearningStar board of directors, the chairman of the board or by the board of directors. The LearningStar amended and restated bylaws further provide that in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding timely notice to LearningStar. The foregoing provisions could have the effect of delaying until the next LearningStar stockholders meeting stockholder actions which are favored by the holders of a majority of the LearningStar outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for SmarterKids.com common stock, because such person or entity, even if it acquired a majority of SmarterKids.com outstanding voting securities, would be able to take action as a stockholder, such as electing new directors or approving a merger, only at a duly called stockholders meeting, and not by written consent.

   The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The LearningStar restated certificate of incorporation requires the affirmative vote of the holders of at least 75% of the shares of LearningStar capital stock that are issued and outstanding and entitled to vote to amend or repeal any of the foregoing provisions of the LearningStar restated certificate of incorporation. The LearningStar amended and restated bylaws may generally be amended or repealed by a majority vote of the LearningStar board of directors and may also be amended or repealed by the affirmative vote of the holders of at least 75% of the shares of LearningStar capital stock that are issued and outstanding and entitled to vote and voting as a single class. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required in accordance with the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Transfer Agent and Registrar

   The transfer agent and registrar for the LearningStar common stock is ChaseMellon Shareholder Services, L.L.C.

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 COMPARISON OF RIGHTS OF HOLDERS OF LEARNINGSTAR COMMON STOCK, SMARTERKIDS.COM
              COMMON STOCK AND EARLYCHILDHOOD MEMBERSHIP INTERESTS

   The following is a summary of the material differences between the rights of holders of SmarterKids.com common stock and holders of membership interests in Earlychildhood before the combination and the rights of holders of LearningStar capital stock after the combination. Because SmarterKids.com and LearningStar are both corporations organized under the laws of the State of Delaware, the differences arise solely from differences between various provisions of their respective certificates of incorporation and bylaws. However, because Earlychildhood is organized under the laws of the State of California as a limited liability company and LearningStar is organized under the laws of the State of Delaware as a corporation, the differences arise both from differences between various provisions of their respective organizational documents and California and Delaware law. The discussion of the comparative rights of the stockholders of SmarterKids.com, the members of Earlychildhood and the holders of LearningStar common stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the certificates of incorporation and bylaws of SmarterKids.com and LearningStar, the operating agreement of Earlychildhood and California and Delaware law.

Authorized Capital Stock

   The total number of shares LearningStar will have the authority to issue
will be        consisting of     shares of common stock, par value $.01 per
share, and     shares of LearningStar preferred stock.

   The total number of shares of capital stock which SmarterKids.com has authority to issue is 100,000,000, consisting of 90,000,000 shares of common stock, par value $0.01 per share, 20,668,849 shares of which are issued and outstanding as of December 31, 2000 and 10,000,000 shares of preferred stock, par value $0.01 per share, none of which are issued and outstanding as of the date hereof.

Number of Directors or Members of Management Committee

   The Delaware General Corporation Law provides that the board of directors of a Delaware corporation will consist of one or more directors as fixed by the certificate of incorporation or bylaws. LearningStar's restated certificate of incorporation provides for a board of directors of not less than three nor more than 15 directors, as fixed by LearningStar's amended and restated bylaws. LearningStar's amended and restated bylaws and the combination agreement provide for a LearningStar board of directors consisting of nine members; two of whom will be designated by SmarterKids.com, four of whom will be designated by Earlychildhood and three of whom will be jointly designated by SmarterKids.com and Earlychildhood. The LearningStar restated certificate of incorporation provides that the board of directors will be divided into three classes each consisting of three directors and designated Class I, Class II, and Class III. Class I directors will be initially elected for a term expiring at the first annual meeting of LearningStar stockholders. Class II directors will be initially elected for a term expiring at the second annual meeting of LearningStar stockholders. Class III directors will be initially elected for a term expiring at the third annual meeting of LearningStar stockholders. The LearningStar restated certificate of incorporation provides that at each annual meeting of the LearningStar stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. The combination agreement provides that the SmarterKids.com director designees and the Earlychildhood director designees will be allocated as evenly as possible among LearningStar's three classes of directors.

   SmarterKids.com's bylaws provide for a board of directors consisting of not less than three directors as fixed by the SmarterKids.com board of directors or by the SmarterKids.com stockholders at an annual or special meeting. SmarterKids.com's bylaws provide for a classified board of directors consisting of three classes. Currently, SmarterKids.com has a board of directors consisting of six directors with two directors in each class.

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   The Beverly-Killea Limited Liability Company Act, or the California Limited
Liability Company Act, provides that the business and affairs of a California limited liability company be managed by one or more managers and not by all its members if the articles of organization so provides. The number and qualifications of managers are dictated by provisions of the articles of organization or operating agreement of the limited liability company. Earlychildhood's amended articles of organization provides that Earlychildhood will be managed by more than one manager. Earlychildhood's amended and restated operating agreement provides that the business and affairs of Earlychildhood will be managed by the members acting through a management committee initially composed of five representatives and currently composed of six representatives.

Committees of the Board of Directors or Management Committee

   LearningStar's amended and restated bylaws provide that the board of directors may by resolution designate an executive committee to exercise all of the powers of the LearningStar board of directors in the management of the business and affairs of LearningStar when the board is not in session and may also adopt one or more other committees. It is intended that LearningStar will designate an audit committee and a compensation committee. The audit committee will be initially comprised of Mr. Kaplan, an Earlychildhood director designee, and Mr. Kolowich, a SmarterKids.com director designee. The members of the LearningStar audit committee meet the independence requirements under the rules of the Nasdaq National Market. In order to comply with the Nasdaq Stock Market Rules regarding audit committee composition, LearningStar requires a third independent director, who it is expected will join the audit committee after completion of the combination. The audit committee will assist the board of directors in fulfilling its responsibilities by reviewing:

  . the financial reports provided by LearningStar to the Securities and Exchange Commission; and

  .  LearningStar's internal financial and accounting controls.

   The LearningStar compensation committee will be initially comprised of Messrs. Kaplan and Kolowich, each of whom will meet the requirements of independence as established by Nasdaq National Market and required by the Securities and Exchange Commission pursuant to Section 16 of the Securities Exchange Act. The LearningStar compensation committee will have responsibility for:

  . reviewing the compensation and employee benefit policies of LearningStar;

  . recommending to the LearningStar board of directors the base salary amounts and incentive awards for all elected officers of LearningStar and setting guidelines for the administration of all salaries;

  . administering incentive compensation and awarding stock options to employees under any stock option or compensation plan of LearningStar and amending or modifying any provisions of such stock option or compensation plan that may be amended or modified without stockholder approval; and

  .  supervising all administrative matters with respect to the foregoing.

   SmarterKids.com's bylaws provide that its board of directors by a majority vote may establish one or more committees, each committee consisting of one or more of the directors of SmarterKids.com. Any committee so established to the extent provided in the resolution of the board of directors, will have and may exercise all the powers of the board of directors in the management of the business and affairs of SmarterKids.com. SmarterKids.com has established two committees, an audit committee and a compensation committee.

   Neither Earlychildhood's amended articles of organization nor its amended and restated operating agreement specifically provides for the establishment of committees, although Earlychildhood's amended and restated operating agreement states that its provisions do not bar Earlychildhood's management committee from delegating responsibility for any of the management committee's management decisions to any member, officer, or other representative or agent of Earlychildhood.

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Removal of Directors or Member of the Management Committee

   The Delaware General Corporation Law provides that a director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that:

  . in the case of a corporation whose board is classified, directors may be removed only for cause unless the certificate of incorporation provides otherwise; or

  . if the corporation has cumulative voting, in which event if less than the entire board is to be removed, no director may be removed without cause if the votes cast against the director's removal would be sufficient to elect that director if voted cumulatively either at an election of the entire board of directors or for classes of the board.

   LearningStar's restated certificate of incorporation provides that directors may be removed only for cause and in addition to any other vote required by law, by the affirmative vote of the holders of at least 75% of the voting power of the shares of LearningStar capital stock entitled to vote generally in the election of directors, voting together as a single class.

   SmarterKids.com's bylaws allow the removal with cause of a director by the affirmative vote of the holders of at least 75% the shares entitled to vote at an election of directors.

   The California Limited Liability Company Act provides that any or all managers of a limited liability company may be removed, with or without cause, by the vote of a majority in interest of the members at a meeting called expressly for that purpose. Neither Earlychildhood's amended articles of organization nor its amended and restated operating agreement provide any further guidance with respect to the removal of members of Earlychildhood's management committee.

Amendment to the Bylaws or Operating Agreement

   Under the Delaware General Corporation Law, bylaws may be altered, amended, supplemented or repealed, or new bylaws adopted, by the stockholders entitled to vote, by the board of directors, or by any other manner as may be authorized by the certificate of incorporation.

   LearningStar's amended and restated bylaws provide that the board of directors may amend, alter, or repeal any provision of LearningStar's amended and restated bylaws with an affirmative vote of a majority of LearningStar's board of directors, provided that notice of the proposed change is given to the board of directors not later than two days prior to the meeting of the board of directors to effect such change. In addition to any other vote required by law, LearningStar's amended and restated bylaws provide that any amendment, alteration or repeal of any provision of the LearningStar amended and restated bylaws requires the affirmative vote of 75% of the voting power of all outstanding shares of LearningStar then entitled to vote generally in the election of directors, voting together as a single class.

   SmarterKids.com's bylaws may be altered, amended or repealed, or new bylaws may be adopted by a majority of the board of directors. In addition to an amendment made by the board of directors, the shareholder may amend or repeal any provision of the SmarterKids.com bylaws with a vote of 75% of the shares of capital stock that are issued, outstanding and entitled to vote at any regular or special meeting of stockholders.

   The California Limited Liability Company Act gives the members of a California limited liability company the power to amend the limited liability company's operating agreement. The manner in which the operating agreement may be amended may be prescribed by the articles of organization or the operating agreement. Earlychildhood's amended and restated operating agreement provides that it may be amended only upon receipt of the written consent of the management committee, which may be given, withheld or made subject to such conditions as are determined by each member of the management committee in its sole and

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absolute discretion. In addition, amendment of certain provisions of
Earlychildhood's amended and restated operating agreement requires the approval of a supermajority of the representatives on Earlychildhood's management committee.

Amendments to the Certificates of Incorporation or Articles of Organization

   Under the Delaware General Corporation Law amendment of the certificate of incorporation of a corporation will be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. At the stockholder's meeting, a majority of the outstanding shares entitled to vote is required to approve the amendment. If an amendment would increase or decrease the number of authorized shares of such class, increase or decrease the par value of the shares of such class or alter or change the powers, preferences or other special rights of a class of outstanding shares so as to affect the class adversely, then a majority of shares of that class must approve the amendment as well. The Delaware General Corporation Law also permits a corporation to make provision in its certificate requiring a greater proportion of voting power to approve a specified amendment.

   LearningStar's amended and restated bylaws provide that the board of directors may amend, alter, or repeal any provision of LearningStar's restated certificate of incorporation as provided by Delaware statute.

   SmarterKids.com's certificate of incorporation may be altered, amended or repealed, or new bylaws may be adopted by a majority of the board of directors. In addition to a vote of the SmarterKids.com board of directors, to amend or repeal any provision of the SmarterKids.com certificate of incorporation the vote of 75% of the shares of capital stock that are issued, outstanding and entitled to vote is required.

   The California Limited Liability Company Act provides that the articles of organization of a limited liability company may be amended at any time and in any manner as the members may determine, as long as the articles of organization, as amended, contain only those provisions as would be lawful if inserted in the original articles of organization. In order to affect an amendment to the articles of organization, a certificate of amendment must be filed with the Secretary of State of the State of California setting forth the name and Secretary of State's file number of the limited liability company and the text of the amendment to the articles of organization.

Action by Written Consent of Stockholders or Members

   The Delaware General Corporation Law contains provisions permitting actions by holders of common stock without providing notice and convening a meeting of such holders if consents setting for the action to be taken are signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders unless prohibited by the corporation's bylaws.

   LearningStar's amended and restated bylaws do not permit any actions to be taken by written consent of its stockholders.

   SmarterKids.com's bylaws permit any actions to be taken by stockholders without a meeting, by written consent, provided such written consent sets forth the actions taken and is signed by the holders of the minimum number of shares required to take such actions at a meeting at which all shares entitled to vote are present and voted and the consents delivered to SmarterKids.com within 60 days of the earliest consent date.

   The California Limited Liability Company Act provides that any action that may be taken at any meeting of the members of a limited liability company may be taken without a meeting if a consent in writing setting forth the action is signed and delivered to the limited liability company, within 60 days of the record date for the action, by members having not less than the minimum number of votes necessary to authorize to take the

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action at a meeting at which all members entitled to vote on the action were present and voted. Members, or their proxyholders, may revoke their consent in a writing received by the limited liability company prior to the time that written consents of members having the minimum number of votes that would be required to authorize the proposed action have been filed with the limited liability company, but may not be revoked after that time. Neither Earlychildhood's amended articles of organization nor its amended and restated operating agreement has any provisions respecting actions taken by written consent of its members.

Indemnification

   The Delaware General Corporation Law contains provisions setting forth conditions under which a corporation may indemnify its directors, officers and employees; however, indemnification is permitted only if certain statutory standards of conduct are met. The Delaware General Corporation Law requires that the indemnified officer or director acted in good faith and in a manner that the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Indemnification is not mandatory only permissible under the Delaware General Corporation Law; however, the Delaware General Corporation Law requires that a corporation indemnify an officer or director who is successful on the merits, or otherwise, in the defense of certain specified actions, suits or proceedings for expenses and attorneys' fees actually and reasonably incurred in connection therewith. Although indemnification is permissible in Delaware, the Delaware General Corporation Law allows a corporation, through its certificate of incorporation, bylaws, or other intracorporate agreements, to make indemnification mandatory.

   Pursuant to this authority, LearningStar's restated certificate of incorporation and amended and restated bylaws provide that LearningStar will indemnify its directors, officers and employees to the fullest extent permitted by law. LearningStar's restated certificate of incorporation specifically requires indemnification of costs, charges and expenses, judgments, fines, settlements actually or reasonably incurred in connection with a third-party actions, suit or proceeding for any person who was or is a party, or is threatened to be a party, by reason of the fact that such person is or was or agreed to be a director, officer or employee of LearningStar or because such person was serving another legal entity as a director, officer or employee at the request of LearningStar while a director, officer or employee of LearningStar.

   SmarterKids.com's bylaws provide similar indemnification protections and provide that SmarterKids.com shall indemnify to the fullest extent of the law any director, officer, employee or agent whom it may indemnify pursuant thereto. SmarterKids.com's amended and restated bylaws specifically require indemnification of judgments, fines, settlements and expenses of third-party actions for any director, officer, employee or agent who is or was a party, or is threatened to be a party, by reason of the fact that such person is or was a director, officer, employee or agent of SmarterKids.com or because such person was serving another legal entity as a director, officer, employee or agent at the request of SmarterKids.com.

   The Delaware General Corporation Law differentiates between third-party actions and claims by or in the right of the corporation (i.e., stockholder derivative suits). Indemnification under the Delaware General Corporation Law varies depending on whether the action is brought by a third party or by stockholders in a derivative suit. Unlike a third-party action, in which indemnification is permissive under the statute and mandatory under both LearningStar's restated certificate of incorporation and SmarterKids.com's amended and restated bylaws, the Delaware General Corporation Law does not permit indemnification in a stockholder derivative suit if the person is found liable to the corporation, unless and only to the extent that, the Delaware Court of Chancery or the court in which such action or suit was brought determines that the person is fairly and reasonably entitled to indemnification. Further, the corporation may indemnify such persons only for attorneys' fees and other expenses.

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   The advancement of expenses is permissible under the Delaware General
Corporation Law. LearningStar's restated certificate of incorporation provides for the advancement of expenses incurred by a director or officer, subject to an undertaking that the director or officer will repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification. LearningStar's restated certificate of incorporation also provides that no advance will be made if a determination is reasonably and promptly made by:

  .  a majority vote of a quorum of disinterested directors of LearningStar;

  . a quorum of disinterested directors so directed by independent legal counsel in a written opinion that, based upon the facts known to the board of directors and the counsel at the time, the director, officer or employee acted in bad faith and in a manner that the persons did not believe to be in the best interests of LearningStar; or

  . with respect to a criminal proceeding, that such director, officer or employee believed or had reasonable cause to believe that his or her conduct was unlawful.

   In no event will expenses by advanced to any director, officer or employee if the board of directors or independent legal counsel reasonably determines that such person breached his or her duty to LearningStar.

   SmarterKids.com's bylaws provides that expenses may be advanced; however, advanced expenses must be repaid if it is ultimately determined that such person is not entitled to be indemnified.

   The California Limited Liability Company Act provides that, except for a breach of the fiduciary duty a manager owes to a limited liability company and to its members, the articles of organization or operating agreement of a limited liability company may provide for indemnification of any person, including, without limitation, any manager, member, officer, employee, or agent of the limited liability company, against judgments, settlements, penalties, fines or expenses of any kind incurred as a result of the person's acting within that capacity.

   Earlychildhood's amended and restated operating agreement provides that, to the greatest extent permitted by law, Earlychildhood will defend, indemnify and hold harmless

  .  its members (in their capacity as members);

  .   representatives on its management committee;

  . its affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any of its members (which is not an individual); or

  . itself, against any liability or loss as a result of any claim or legal proceeding by any person (including by or through Earlychildhood and/or any of its members) relating to the performance or nonperformance of any act concerning the activities of Earlychildhood if:

    . the act or failure to act of the person to be indemnified was in good faith, within the scope of that person's authority and in a manner he or she reasonably believed to be in, or not inconsistent with, the best interest of Earlychildhood; and

    . the conduct of the person did not constitute fraud, willful misconduct, gross negligence or a material breach of a material provision of Earlychildhood's amended and restated operating agreement.

   The indemnification authorized by Earlychildhood's amended and restated operating agreement includes any judgment, award, settlement, the payment of reasonable attorneys' fees and other expenses (not limited to taxable costs) incurred in settling or defending any claims, threatened action or finally adjudicated legal proceeding. If Earlychildhood's management committee finds that the person to be indemnified has met the two standards described above, the attorneys' fees and other expenses will be advanced by Earlychildhood prior to the final disposition of such claims, actions or proceedings upon receipt by Earlychildhood of an undertaking, reasonably acceptable to the management committee, by or on behalf of the person to be indemnified to repay such amounts if it shall be determined that the person is not entitled to be indemnified as authorized under Earlychildhood's amended and restated operating agreement.

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Liability of Directors or Members of the Management Committee

   Under the Delaware General Corporation Law, a corporation's certificate of incorporation may contain a provision limiting or eliminating a director's personal liability to the corporation or its stockholders for monetary damages for a director's breach of fiduciary duty subject to certain limitations. Neither LearningStar's nor SmarterKids.com's certificates of incorporation or bylaws contains a provision limiting the liability of directors.

   The California Limited Liability Company Act provides that no person that is a manager of a limited liability company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the limited liability company solely by reason of being a manager of the limited liability company.

   Earlychildhood's amended and restated operating agreement provides that, to the fullest extent permitted by law, none of

  .  its members (in their capacity as members);

  .  the representatives on its management committee;

  . its affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any of its members (which is not an individual); or

  . itself acting in accordance with its amended and restated operating agreement will be liable, responsible or accountable, in damages or otherwise, to Earlychildhood or any of its members for doing any act or failing to do any act, the effect of which may cause or result in loss or damage to Earlychildhood or the member if:

    . the act or failure to act of the person or entity was in good faith, within the scope of its authority and in a manner it reasonably believed to be in, or not inconsistent with, the best interest of Earlychildhood; and

    . the conduct of the person or entity did not constitute fraud, willful misconduct, gross negligence or a material breach of a material provision of Earlychildhood's amended and restated operating agreement.

Stockholder or Member Meetings

   The Delaware General Corporation Law requires that meetings of the stockholders be held in the place designated in the corporation's certificate of incorporation or bylaws or, if not designated therein, as determined by the corporation's board of directors. Special meetings of a corporation's stockholders may be called by the board of directors or such persons designated in the corporation's certificate of incorporation. In order to determine the stockholders entitled to vote in any annual or special meeting, the Delaware General Corporation Law requires a corporation's board of directors to set a record date of not more than 60 nor less than ten days from the date of the meeting.

   In accordance with LearningStar's amended and restated bylaws, annual and special meetings of stockholders will be held on such date as may be fixed by LearningStar's board of directors, and special meetings of stockholders may be called only by the chairman of the board or a majority of LearningStar's board of directors. LearningStar's amended and restated bylaws require notice of any meeting of stockholders to be given to each stockholder not less than ten nor more than 60 days before the date of the meeting.

   Pursuant to SmarterKids.com's bylaws, annual meetings of stockholders will be held March 31 of each year, or at such other date and time as designated by the board of directors or the chief executive officer of SmarterKids.com. The SmarterKids.com bylaws provide that a special meeting of stockholders may be called by the board of directors or the chief executive officer or by the chief executive officer at the request in writing of a majority of the SmarterKids.com board of directors or at the request in writing of SmarterKids.com stockholders owning a majority in amount of the entire capital stock of SmarterKids.com.

   The Delaware General Corporation Law, SmarterKids.com's bylaws and LearningStar's bylaws require that whenever stockholders are required or permitted to take action at a meeting, a written notice stating the place, time and date of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be sent to all stockholders of record entitled to vote thereon not less than ten nor more than 60 days before the meeting. The Delaware General Corporation Law further requires that notice of a meeting to consider an agreement of merger must be sent at least 20 days prior to the date of the meeting.

   The California Limited Liability Company Act provides that meetings of members of a limited liability company may be held at any place, within or without the State of California, selected by the person(s) calling the meetings or as may be stated or fixed in accordance with the articles of organization or operating agreement. If no place is stated or fixed in these documents, the California Limited Liability Company Act provides that all meetings are to be held at the principal executive office of the limited liability company. A meeting of the members of a limited liability company may be called by any manager or by any member(s) representing more than 10% of the interests of members for the purpose of addressing any matters on which the members may vote. The California Limited Liability Company Act requires that written notice of a meeting of the members of a limited liability company be given not less than ten days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. Neither Earlychildhood's amended articles of organization nor its amended and restated operating agreement addresses meetings of Earlychildhood members.

Mergers and Consolidations

   In order to effect a merger under the Delaware General Corporation Law, a corporation's board of directors must adopt an agreement of merger and recommend it to the stockholders. The agreement must be adopted by holders of a majority of the outstanding shares of the corporation entitled to vote thereon.

   The California Limited Liability Company Act provides that, in order to effect the merger of a limited liability company, the agreement of merger must be approved by the vote of a majority in interest of the members of the limited liability company, or such greater percentage of the voting interests of the members as may be specified in the articles of organization or the operating agreement. The amended and restated operating agreement does not address the voting rights of members of Earlychildhood.com.

Business Combinations

   The Delaware General Corporation Law bars a corporation which has securities traded on an exchange, designated on the Nasdaq National Market or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder, or an interest stockholder's affiliates and associates, for a three-year period beginning on the date the interested stockholder acquires 15% or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if:

  . the board of directors gives prior approval to the transaction in which the 15% ownership level is exceeded;

  . the interested stockholder acquires at one time at least 85% of the corporation's stock (excluding those shares owned by persons who are directors and also officers as well as employee stock plans in which employees do not have a confidential right to vote); or

  . the business combination is approved by the board of directors and authorized at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder.

   Although a Delaware corporation may elect, pursuant to its certificate or bylaws, not to be governed by this provision, none of LearningStar's restated certificate of incorporation, amended and restated bylaws, SmarterKids.com's amended and restated certificate of incorporation or amended and restated bylaws contain such an election or other limitation on the applicability of this provision.

   The California Limited Liability Company Act does not provide any similar business combination provisions with respect to limited liability companies.

Other Anti-Takeover Provisions

   The Delaware General Corporation Law does not contain a control share acquisition statute which restricts the voting rights of a person who acquires a controlling interest in the corporation to those voting rights which are conferred by the stockholders at a meeting.

   The California Limited Liability Company Act does not provide any similar control share acquisition statutes.

Dissenter's Rights of Appraisal

   Under the Delaware General Corporation Law, stockholders may exercise a right of dissent from certain corporate actions and obtain payment of the fair value of their shares. This remedy is an exclusive remedy, except where the corporate action involves fraud or illegality. Under the Delaware General Corporation Law, dissenters' rights are limited. Appraisal rights are available only in connection with certain statutory mergers or consolidations, amendments to the certificate of incorporation (if so provided in the certificate of incorporation), any merger or consolidation in which the corporation is a constituent corporation, or sales of all or substantially all of the assets of a corporation.

   The California Limited Liability Company Act provides that, if the approval of outstanding membership interests is required for a limited liability company to participate in certain corporate reorganizations, pursuant to the operating agreement of the limited liability company or otherwise, then each member of the limited liability company holding the membership interests may require the limited liability company to purchase for cash, at its fair market value, the interest owned by the member in the limited liability company. The fair market value of the dissenting membership interest is determined as of the day before the first announcement of the terms of the proposed corporate reorganization. In order to obtain this right, a dissenting member's interest must:

  . have been outstanding on the date for the determination of members entitled to vote on the reorganization; and

  . not have been voted in favor of the reorganization or have been voted against the reorganization;

and the dissenting member must:

  . have demanded that the limited liability company purchase at its fair market value; and

  .  have submitted for endorsement, if necessary.

   Neither Earlychildhood's amended articles of organization nor its amended and restated operating agreement addresses the rights of dissenting members, except to state that Earlychildhood's members must waive any dissenters' rights that they may have by law under certain circumstances in which the company is sold.

                                 LEGAL MATTERS

   The validity of the shares of LearningStar common stock to be issued in connection with the combination will be passed upon by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

   Testa, Hurwitz & Thibeault, LLP, counsel to SmarterKids.com, and Latham & Watkins, counsel to Earlychildhood, will pass upon certain U.S. federal income tax consequences of the combination for SmarterKids.com and Earlychildhood, respectively.

                                    EXPERTS

   The financial statements of SmarterKids.com as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000 included in this proxy statement-prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements of Earlychildhood LLC and subsidiary as of December 31, 1999 and 2000 and for the nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000, have been included herein in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon authority of said firm as experts in accounting and auditing.

   The financial statements of Educational Products, Inc. as of March 31, 1999 and May 5, 1999 and the year ended March 31, 1999 and the 35-day period ended May 5, 1999 have been included herein in reliance on the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon authority of said firm as experts in auditing and accounting.

                                 OTHER MATTERS

   As of the date of this proxy statement-prospectus, the SmarterKids.com board of directors know of no matters that will be presented for consideration at the SmarterKids.com special meeting other than as described in this proxy statement-prospectus. If any other matters related to the adoption and approval of the combination agreement and the transactions contemplated thereby shall properly come before the special meeting or at any adjournments or postponements of the special meeting and are to be voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies therein to vote the shares represented by such proxy as to any such matters, unless such authority is specifically withheld. The persons named as proxies intend to vote or not vote in accordance with the recommendation of the management of SmarterKids.com.

                             STOCKHOLDER PROPOSALS

   If the combination is completed, the first annual meeting of stockholders of
LearningStar is expected to be held on or about          , 2002. If the
combination is not completed, the next annual meeting of SmarterKids.com
stockholders is expected to be held on or about June    , 2001.

   Subject to the foregoing, if any LearningStar stockholder intends to present a proposal at LearningStar's first annual meeting and wishes to have the proposal considered for inclusion in the proxy materials for that meeting, the holder must submit the proposal to the secretary of LearningStar in writing so as to be received at the executive offices of LearningStar no sooner than
      , 2001 and no later than       , 2001. These proposals must also meet the
other requirements of the rules of the Securities and Exchange Commission relating to stockholders' proposals.

   In addition to other applicable requirements, the amended and restated bylaws of LearningStar require that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof, containing the information required by the LearningStar amended and restated bylaws and in writing to the Secretary of LearningStar. To be timely, a stockholder's notice containing the information required by the LearningStar bylaws must be delivered to or mailed and received at the principal executive offices of LearningStar not less than 70 days nor more than 90 days prior to the meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the prior meeting, notice by a stockholder to be timely must be received no later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever occurs first.

   In the event the combination is not completed, the only stockholder proposals eligible to be considered in the proxy materials for the next annual meeting of SmarterKids.com will be those which were duly submitted to the secretary of SmarterKids.com by January 5, 2001, as provided in the next annual meeting proxy statement of SmarterKids.com.

                      WHERE YOU CAN FIND MORE INFORMATION

   SmarterKids.com files annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by SmarterKids.com at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. SmarterKids.com's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the website maintained by the Securities and Exchange Commission at www.sec.gov.

   LearningStar filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933, as amended, to register with the Securities and Exchange Commission the LearningStar common stock issuable to SmarterKids.com stockholders pursuant to the combination agreement. This proxy statement-prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to SmarterKids.com, Earlychildhood and the LearningStar common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above. Statements contained in this proxy statement-prospectus about the contents of any contract or other document are not necessarily complete, and we refer you, in each case, to the copy of such contract or other document filed as an exhibit to the registration statement.

   If you would like to request documents from SmarterKids.com, please do so by , 2001 to receive them before the special meeting.

   You should rely only on the information contained in this proxy statement-prospectus to vote on the combination. SmarterKids.com has not authorized anyone to provide you with information that is different from what is contained in this proxy statement-prospectus. This proxy statement-prospectus is dated
        , 2001. You should not assume that the information contained in this
proxy statement-prospectus is accurate as of any date other than         ,
2001, and neither the mailing of this proxy statement-prospectus to SmarterKids.com stockholders nor the issuance of LearningStar common stock in the combination shall create any implication to the contrary.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
SMARTERKIDS.COM, INC.:
Report of Independent Accountants.........................................  F-2
Balance Sheet as of December 31, 1999 and 2000............................  F-3
Statement of Operations for the years ended December 31, 1998, 1999 and
 2000.....................................................................  F-4
Statement of Stockholders' Equity for the years ended December 31, 1998,
 1999 and 2000............................................................  F-5
Statement of Cash Flows for the years ended December 31, 1998, 1999 and
 2000.....................................................................  F-6
Notes to Financial Statements.............................................  F-7

EARLYCHILDHOOD LLC AND SUBSIDIARY
Independent Auditors' Report.............................................. F-26
Consolidated Balance Sheets as of December 31, 1999 and 2000.............. F-27
Consolidated Statements of Operations for the nine months ended December
 31, 1998 and the years ended December 31, 1999 and 2000.................. F-28
Consolidated Statements of Members' Equity for the nine months ended
 December 31, 1998 and the years ended December 31, 1999 and 2000......... F-29
Consolidated Statements of Cash Flows for the nine months ended December
 31, 1998 and the years ended December 31, 1999 and 2000.................. F-30
Notes to Consolidated Financial Statements................................ F-31

EDUCATIONAL PRODUCTS, INC.
Independent Auditors' Report.............................................. F-49
Balance Sheets as of March 31, 1999 and May 5, 1999....................... F-50
Statements of Operations for the year ended March 31, 1999 and for the thirty-five-day period ended May 5, 1999................................. F-51
Statements of Stockholders' Equity for the year ended March 31, 1999 and for the thirty-five-day period ended May 5, 1999......................... F-52
Statements of Cash Flows for the year ended March 31, 1999 and for the thirty-five-day period ended May 5, 1999................................. F-53
Notes to Financial Statements............................................. F-54

LEARNINGSTAR CORP:

LearningStar Corp. is a shell company which was established on November 6, 2000 and was nominally capitalized as of December 31, 2000. As of December 31, 2000, LearningStar Corp.'s balance sheet was comprised solely of common stock subscriptions receivable of $10 and common stock of $10 representing 1,000 shares of outstanding common stock at a par value of $0.01 per share. LearningStar Corp. had no operations in 2000. Accordingly, LearningStar Corp.'s financial statements are not included in this proxy statement-prospectus.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of SmarterKids.com, Inc.:

   In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of SmarterKids.com, Inc. at December 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Boston, Massachusetts

February 2, 2001

                             SMARTERKIDS.COM, INC.

                                 BALANCE SHEET
                       (In thousands, except share data)

                                                               December 31,
                                                              ----------------
                                                               1999     2000
                                                              -------  -------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $55,621  $17,557
  Short term investments.....................................  11,735   13,831
  Accounts receivable, net of allowance for doubtful accounts of $27 and $9 at December 31, 1999 and 2000,
   respectively..............................................     132      232
  Inventories................................................   8,902    2,080
  Other current assets.......................................   2,403    1,844
                                                              -------  -------
    Total current assets.....................................  78,793   35,544
Property and equipment, net..................................   2,421    5,296
Intangible assets, net.......................................     621      274
Restricted cash..............................................     500    1,028
Other assets.................................................     --     1,546
                                                              -------  -------
    Total assets............................................. $82,335  $43,688
                                                              =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long term debt and capital lease
   obligations............................................... $    74  $   525
  Accounts payable...........................................  10,996    5,089
  Accrued expenses...........................................   6,699    4,418
  Deferred revenue...........................................     811      188
  Sales returns allowances...................................      87       30
                                                              -------  -------
    Total current liabilities................................  18,667   10,250
Long term debt and capital lease obligations, net of current
 portion.....................................................      34      685
                                                              -------  -------
    Total liabilities........................................  18,701   10,935
                                                              -------  -------
Commitments and contingencies (Note 13)......................     --       --
Stockholders' equity:
  Preferred stock, $0.01 par value; 10,000,000 shares
   authorized; no shares issued and outstanding..............     --       --
  Common stock, $0.01 par value; 90,000,000 shares
   authorized; 20,301,770 and 20,668,849 shares issued and
   outstanding at December 31, 1999 and 2000, respectively...     203      207
  Additional paid-in capital................................. 112,907  111,809
  Deferred stock compensation................................  (6,286)  (3,399)
  Accumulated deficit........................................ (43,190) (75,864)
                                                              -------  -------
    Total stockholders' equity ..............................  63,634   32,753
                                                              -------  -------
    Total liabilities and stockholders' equity............... $82,335  $43,688
                                                              =======  =======

The accompanying notes are an integral part of these financial statements.

                             SMARTERKIDS.COM, INC.

                            STATEMENT OF OPERATIONS

                   (In thousands, except per share data)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1998      1999      2000
                                                   -------  --------  --------
Net revenues:
  Online retail................................... $    22  $  5,421  $ 10,206
  Proprietary CD-ROM..............................   2,278       --        --
                                                   -------  --------  --------
    Total net revenues............................   2,300     5,421    10,206
                                                   -------  --------  --------
Cost of revenues:
  Online retail...................................      20     4,005     7,920
  Proprietary CD-ROM..............................     908       --        --
                                                   -------  --------  --------
    Total cost of revenues........................     928     4,005     7,920
                                                   -------  --------  --------
Gross profit......................................   1,372     1,416     2,286
                                                   -------  --------  --------
Operating expenses:
  Marketing and sales (including stock
   compensation of $91, $1,216 and $1,624 for
   1998, 1999 and 2000, respectively).............   2,769    30,132    28,641
  Development (including stock compensation of
   $60, $1,143 and ($323) for 1998, 1999 and 2000,
   respectively)..................................   1,438     2,864     3,034
  General and administrative (including stock
   compensation of $36, $1,046 and $590 for 1998,
   1999 and 2000, respectively)...................     526     3,900     3,820
  Restructuring costs.............................     --        --      1,300
                                                   -------  --------  --------
    Total operating expenses......................   4,733    36,896    36,795
                                                   -------  --------  --------
Loss from operations..............................  (3,361)  (35,480)  (34,509)
Interest income...................................      41       732     2,764
Interest expense..................................     (18)      (16)     (144)
Other income......................................     --         46       --
Other expense.....................................      (4)      (10)     (785)
                                                   -------  --------  --------
Net loss..........................................  (3,342)  (34,728)  (32,674)
Accretion of redeemable preferred stock...........    (254)     (189)      --
                                                   -------  --------  --------
Net loss attributable to common stockholders...... $(3,596) $(34,917) $(32,674)
                                                   =======  ========  ========
Basic and diluted net loss per common share....... $ (2.34) $  (9.20) $  (1.59)
Weighted average shares-basic and diluted.........   1,534     3,796    20,519

The accompanying notes are an integral part of these financial statements.

                             SMARTERKIDS.COM, INC.

                     STATEMENT OF STOCKHOLDERS' EQUITY
                       (In thousands, except share data)

                                                                                    Total
                            Common Stock    Additional   Deferred               Stockholders'
                          -----------------  Paid-In      Stock     Accumulated    Equity
                            Shares   Amount  Capital   Compensation   Deficit     (Deficit)
                          ---------- ------ ---------- ------------ ----------- -------------
Balance at December 31,
 1997...................   1,502,750  $ 15   $    881    $   (58)    $ (4,677)     $(3,839)
 Issuance of common
  stock pursuant to
  exercise of stock
  options...............     125,760     1          9                                   10
 Accretion of redeemable
  preferred stock
  related to issuance
  costs.................                           69                    (254)        (185)
 Issuance of warrants
  for amendment of debt
  agreement.............                            7                                    7
 Issuance and
  revaluation of stock
  options and warrants
  to consultants........                          106                                  106
 Deferred stock
  compensation related
  to employee stock
  option grants.........                        1,458     (1,458)                      --
 Amortization of
  deferred stock
  compensation..........                                      81                        81
 Net loss...............                                               (3,342)      (3,342)
                          ----------  ----   --------    -------     --------      -------
Balance at December 31,
 1998...................   1,628,510    16      2,530     (1,435)      (8,273)      (7,162)
 Issuance of common
  stock pursuant to
  exercise of stock
  options...............     497,028     5        110                                  115
 Issuance of common
  stock to acquire
  intangible assets.....      33,000   --         445                                  445
 Issuance of common
  stock warrants in
  connection with
  issuance of Series C
  redeemable preferred
  stock.................                          515                                  515
 Conversion of
  redeemable preferred
  stock to common
  stock.................  12,732,887   127     35,096                               35,223
 Accretion of redeemable
  preferred stock
  related to issuance
  costs.................                                                 (189)        (189)
 Issuance and
  revaluation of stock
  options and warrants
  to consultants........                        2,758     (1,550)                    1,208
 Issuance of common
  stock pursuant to the
  exercise of warrants..     251,845     3         63                                   66
 Issuance of common
  stock in initial
  public offering.......   5,158,500    52     65,892                               65,944
 Deferred stock
  compensation related
  to employee stock
  option grants.........                        5,734     (5,734)                      --
 Cancellation of
  unvested employee
  stock options.........                         (236)       236                       --
 Amortization of
  deferred stock
  compensation related
  to employee stock
  options...............                                   2,197                     2,197
 Net loss...............                                              (34,728)     (34,728)
                          ----------  ----   --------    -------     --------      -------
Balance at December 31,
 1999...................  20,301,770   203    112,907     (6,286)     (43,190)      63,634
 Issuance of common
  stock pursuant to
  exercise of stock
  options...............     326,414     3         41                                   44
 Issuance of common
  stock related to
  Employee Stock
  Purchase Plan.........      40,665     1         51                                   52
 Initial public offering
  related costs.........                         (203)                                (203)
 Issuance of common
  stock warrants in
  connection with
  issuance of capital
  lease obligation......                            9                                    9
 Revaluation of stock
  options and warrants
  to consultants........                         (932)     1,563                       631
 Cancellation of
  unvested employee
  stock options and non
  employee warrants.....                          (64)        57                        (7)
 Amortization of
  deferred stock
  compensation related
  to employee stock
  options...............                                   1,267                     1,267
 Net loss...............                                              (32,674)     (32,674)
                          ----------  ----   --------    -------     --------      -------
Balance at December 31,
 2000...................  20,668,849  $207   $111,809    $(3,399)    $(75,864)     $32,753
                          ==========  ====   ========    =======     ========      =======

The accompanying notes are an integral part of these financial statements.

                           SMARTERKIDS.COM, INC.

                            STATEMENT OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended December 31,
                                                   ---------------------------
                                                    1998      1999      2000
                                                   -------  --------  --------
Increase (Decrease) in Cash
Cash flows from operating activities:
  Net loss........................................ $(3,342) $(34,728) $(32,674)
  Adjustments to reconcile net loss to net cash
   used in operating activities:
    Depreciation and amortization.................      66       296     2,048
    Stock compensation expense....................     187     3,405     1,891
    Debt issue costs..............................       7       --        --
  Changes in assets and liabilities:
    Accounts receivable...........................    (348)      783      (100)
    Other current assets..........................    (125)   (2,250)      559
    Inventories...................................      50    (8,798)    6,822
    Other long term assets........................      11        15    (1,546)
    Accounts payable..............................     521    10,163    (5,907)
    Accrued expenses..............................     482     5,912    (2,272)
    Deferred revenue..............................     --        811      (623)
    Sales return allowances.......................     477      (631)      (57)
                                                   -------  --------  --------
Net cash used in operating activities.............  (2,014)  (25,022)  (31,859)
                                                   -------  --------  --------
Cash flows from investing activities:
  Purchase of short-term investments..............     --    (11,735)   (2,096)
  Purchases of property and equipment.............     (33)   (2,451)   (4,576)
  Purchase of intangible assets...................     --       (250)      --
  Deposit of restricted cash......................     --       (500)     (528)
                                                   -------  --------  --------
Net cash used in investing activities.............     (33)  (14,936)   (7,200)
                                                   -------  --------  --------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net of
   issuance costs.................................     --     65,944       --
  Proceeds from issuance of Series C preferred
   stock, net of issuance costs...................     --     25,262       --
  Proceeds from issuance of Series B preferred
   stock, net of issuance costs...................   6,091       --        --
  Proceeds from long-term borrowings..............     --        --      1,601
  Repayments of long-term borrowings..............     (74)      (81)     (499)
  Proceeds from exercise of common stock options..      10       115        29
  Proceeds from exercise of common stock
   warrants.......................................     --         66        15
  Proceeds from purchase of common stock under
   Employee Stock Purchase Plan...................     --        --         52
  Increase from estimated initial public offering
   costs..........................................     --        --       (203)
                                                   -------  --------  --------
Net cash provided by financing activities.........   6,027    91,306       995
                                                   -------  --------  --------
Net increase (decrease) in cash and cash
 equivalents......................................   3,980    51,348   (38,064)
Cash and cash equivalents at beginning of year....     293     4,273    55,621
                                                   -------  --------  --------
Cash and cash equivalents at end of year.......... $ 4,273  $ 55,621  $ 17,557
                                                   =======  ========  ========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest.......... $    11  $     28  $    144
Supplemental disclosure of noncash investing and
 financing activities:
  Capital lease obligations incurred to acquire
   property and equipment......................... $   --   $    148  $    --
  Issuance of warrants to purchase common stock in
   exchange for services related to redeemable
   preferred stock offerings...................... $    69  $    515  $    --
  Issuance of common stock in exchange for
   purchase of intangible assets.................. $   --   $    445  $    --
  Issuance of warrants to purchase common stock in
   connection with entering equipment line of
   credit......................................... $   --   $    --   $      9

   The accompanying notes are an integral part of these financial statements.

                             SMARTERKIDS.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Formation and Operations of the Company:

   SmarterKids.com, Inc. (the "Company") is an online retailer focused on children's educational books, toys and games, and software. Prior to 1999, the Company was engaged in developing, marketing and selling proprietary educational and entertainment software. The Company primarily sold its products to national distributors and its principal market was the domestic consumer market. In March 1998, the Company commenced development of the SmarterKids.com website. In November 1998, the Company began transitioning its business model to online sales of third-party educational products. In November 1998, the Company launched its website, and ceased the sale of proprietary CD-ROM products through traditional retail channels, and now offers its proprietary CD-ROM products on a limited basis through its website. The Company was incorporated in Delaware on March 28, 1994 and changed its name to Virtual Knowledge, Inc. effective August 4, 1997. Effective September 1998, the Company changed its name to SmarterKids.com, Inc.

   The Company incurred losses of $34.7 million and $32.7 million in the years ended December 31, 1999 and 2000, respectively, and anticipates that it will incur a net loss for the year ended December 31, 2001. However, the Company has taken actions to reduce significantly its operating costs by reducing the existing workforce and reducing advertising spending. The Company currently anticipates that its available cash will be sufficient to meet its anticipated working capital and capital expenditure requirements through December 31, 2001. However, the Company may need to raise additional capital to meet needs in the longer term to fund more rapid expansion, to develop new services and to enhance existing services in response to competitive pressures, and to acquire complementary services, businesses or technologies. In the event operations are not profitable or do not generate sufficient cash to fund the business, or if the Company fails to receive money to meet its obligations, the Company may have to substantially cut back its level of operations. These reductions could, in turn, affect relationships with strategic partners and customers and threaten the Company's ability to continue as an ongoing concern. If the Company raises additional funds through further issuance of equity or convertible debt securities, the percentage of ownership of the Company's current stockholders will be reduced and such securities may have rights, preferences and privileges senior to those of the current stockholders. In addition, the Company may not be able to obtain such financing on terms favorable to it, if at all. If adequate funds are not available or are not available on terms favorable to the Company, its business, results of operations and financial condition could be materially and adversely affected.

2. Summary of Significant Accounting Policies:

 Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invested its excess cash in 1999 and 2000 primarily in money market funds at major financial institutions and fixed income notes secured by U.S. Government-backed securities. These investments are subject to minimal credit and market risks. At December 31, 1999 and 2000, total cash and cash equivalents were $55.6 million and $17.6 million, respectively. The cash equivalent investments were stated at amortized cost plus accrued interest, which approximated market value.

 Financial Instruments

   The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, long term debt and capital lease obligations. The carrying amounts of these instruments at December 31, 1999 and 2000 approximate their fair values.

   The Company's short-term investments consist of short-term debt securities, which are classified at the date of purchase as held to maturity. Investments with remaining maturities of less than twelve months from the balance sheet date are classified as short-term. At December 31, 2000, these investments were stated at amortized cost plus accrued interest, which approximated market value.

                             SMARTERKIDS.COM, INC.

 Inventories

   Inventories are stated at the lower of cost or market value, cost being determined on a first-in, first-out basis. All inventory consists of finished goods.

 Property and Equipment

   Property and equipment assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three years.

 Intangible Assets

   Costs incurred for acquiring trademarks and domain names are capitalized as intangible assets and amortized over their estimated useful lives, generally 2 years, using the straight-line method. Amortization expense related to intangibles assets for the years ended December 31, 1999 and 2000 was $74,000 and $347,000, respectively.

 Long-Lived Assets

   The Company evaluates the recoverability of its property and equipment, trade credits and intangible assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were required to be recognized during the years ended December 31, 1998, 1999 or 2000.






 Concentrations of Credit Risk and Significant Customers

   Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by counterparties and, accordingly, does not require collateral. At December 31, 1999 and 2000, no customer accounted for more than 10% of total amounts due to the Company.

   Sales to two customers accounted for 40% and 35% of the Company's total net revenue in 1998. No customers accounted for more than 10% of the Company's total net revenue in 1999 and 2000.


 Revenue Recognition

   The Company recognizes revenue from product sales, net of any discounts and allowances made for estimated product returns, when the products are received by customers, provided that no significant Company obligations remain and collection of the receivable is reasonably assured. Allowances made for estimated returns are determined based on historical trends of actual returns. Outbound shipping and handling charges billed to customers are included in net revenues.

 Cost of Revenues

   Cost of revenues consist of the cost of merchandise sold to customers and the Company's shipping costs.

                             SMARTERKIDS.COM, INC.

 Marketing and Sales Expenses

   Marketing and sales expenses consist primarily of advertising and promotional expenditures, payroll and related costs for personnel engaged in marketing and sales, as well as stock compensation related to options granted to employees. Fulfillment costs related to online retail products, including the cost of operating and staffing the distribution center as well as customer service, are also included in marketing and sales expenses. Advertising costs are charged to operations as incurred. Advertising expenses for 1998, 1999 and 2000 were $1,154,000, $21,314,000 and $11,469,000, respectively.

   Fulfillment costs included in marketing and sales expense were $1.5 million and $4.6 million for the years ended December 31, 1999 and 2000, respectively. Due to the nature of the business related to selling proprietary CD-ROM products, fulfillment costs were not significant for the year ended December 31, 1998.

 Development

   Development expenses consist primarily of payroll and related costs for personnel performing website design, development, testing, technology maintenance and content maintenance, as well as stock compensation related to options granted to employees.

 Stock Compensation

   Stock options issued to employees and members of the Company's Board of Directors are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations, including FASB Interpretation No. 44. Accordingly, compensation expense is recorded for options awarded to employees and directors to the extent that the exercise prices are less than the common stock's fair market value on the date of grant, where the number of options and exercise price are fixed. The difference between the fair value of the Company's common stock and the exercise price of the stock option is recorded as deferred stock compensation. Deferred stock compensation is amortized to compensation expense over the vesting period of the underlying stock option. The Company follows the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") (Note 10). All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123.

 Interest Income and Expense, Other Income and Expense

   Interest income consists primarily of interest earned on capital invested in commercial paper, corporate and treasury notes. Interest expense is related to short-term lease obligations and borrowings under our equipment lines of credit. Also included in other expense in fiscal 2000 are transaction expenses of $693,000 related to the proposed combination with Earlychildhood LLC. The transaction expenses consist primarily of legal, accounting and investment banking fees.

 Net loss per common share

   The Company computes net loss per common share in accordance with SFAS No. 128, "Earnings Per Share," and SEC Staff Accounting Bulletin No. 98. Under the provisions of SFAS 128 and SAB 98, basic net loss per common share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. The calculation of diluted net loss per common share for the years ended December 31, 1998, 1999 and 2000 does not include 2,775,141, 3,017,400, and 2,900,500 potential shares of common stock equivalents, respectively, as their inclusion would be antidilutive.

                             SMARTERKIDS.COM, INC.

 Segment Reporting

   The Company operates domestically only and in a single segment: retail children's software and other product sales. The Company has no organizational structure dictated by product lines, geography or customer type.

 Comprehensive Income

   The Company had no items of comprehensive income other than its net losses during the three-year period ended December 31, 2000.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent liabilities at the period end, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Recent Accounting Pronouncements

   In December 1999, the SEC staff released Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. As required, the Company adopted SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 had no material impact on the Company's financial statements.

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities"as amended by SFAS No. 137, which was issued in June 2000. The Company will adopt SFAS No. 133 in the first quarter of 2001. SFAS No. 133 requires that all derivative instruments be reported on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect adoption of SFAS No. 133 to have a significant impact on its financial condition, results of operations, or business practices.

   In March 2000, the Emerging Issues Task Force ("EITF") of the FASB reached a consensus on EITF Issue 00-2, "Accounting for Web Site Development Costs." This consensus provided guidance on what types of costs incurred to develop web sites should be capitalized or expensed. The Company adopted this consensus on July 1, 2000. The adoption of this consensus had no material impact on the Company's financial statements.

3.Allowances for Doubtful Accounts and Sales Returns:

   Allowances for doubtful accounts and sales returns consist of the following (in thousands):


                                                                December 31
                                                               ----------------
                                                               1998  1999  2000
                                                               ----  ----  ----
Balance at beginning of year.................................. $269  $745  $114
Additions:
  Charged against revenues or expense.........................  601   360    45
Deductions:
  Write-offs and returns...................................... (125) (991) (120)
                                                               ----  ----  ----
Balance at end of year........................................ $745  $114  $ 39
                                                               ====  ====  ====

                             SMARTERKIDS.COM, INC.

4.Property and Equipment:

   Property and equipment consist of the following (in thousands):


                                                                  December 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
Software......................................................... $  377 $1,868
Furniture and fixtures...........................................    207    232
Computer and office equipment....................................  1,774  4,066
Leasehold improvements...........................................    507  1,275
                                                                  ------ ------
                                                                   2,865  7,441
Less--Accumulated depreciation and amortization..................    444  2,145
                                                                  ------ ------
                                                                  $2,421 $5,296
                                                                  ====== ======

   Furniture and fixtures and computer and office equipment includes $362,000 at December 31, 1999 and 2000 related to assets held under capital leases. Accumulated depreciation related to assets held under these leases was $265,000 and $314,000 at December 31, 1999 and 2000, respectively. Depreciation and amortization expense for the years ended December 31, 1998, 1999 and 2000 was $66,000, $222,000 and $1.7 million, respectively.

   During 2000, the Company opened a new distribution facility. As of December 31, 2000, there was $3,161,000 of capital additions associated with the distribution facility held in fixed assets.

5.Equipment Lines of Credit:

   During the quarter ended March 31, 2000, the Company secured a three-year equipment line of credit facility. Through December 31, 2000, borrowings and equipment collateralized under this agreement were $1.5 million. The interest on the borrowings is the three-year U.S. Treasury rate in effect at the time of the drawing plus 3.5% (9.89 to 10.06% at December 31, 2000). In accordance with the agreement, the balance under the line of credit was converted to a 36-month term loan at the time of funding. Accordingly, the Company is making payments of approximately $45,000 per month over the term of the loan. At December 31, 2000, a total balance of approximately $1.1 million remains outstanding and no additional amounts are available under the line.

   During the quarter ended June 30, 2000, the Company secured additional borrowing capacity of $1.0 million under another three-year equipment line of credit facility. Through December 31, 2000 borrowings and equipment collateralized under this agreement were $149,000. The interest on the borrowings is 9% per annum. The Company issued warrants for the purchase of 16,667 shares of common stock with an exercise price of $3.00 per share in connection with obtaining the facility. The warrants were fair valued and a discount of $9,000 was recorded on the lease obligation. The discount is being amortized to interest expense over the life of the line of credit. The Company is making payments of approximately $5,000 over the term of the loan. At December 31, 2000, a balance of approximately $119,000 remains outstanding.

                             SMARTERKIDS.COM, INC.

   The following is a schedule of future minimum payments due under the equipment lines of credit as of December 31, 2000.

   Year Ending December 31,

     2001............................................................... $  596
     2002...............................................................    596
     2003...............................................................    125
                                                                         ------
     Total minimum payments.............................................  1,317
     Less--amount representing interest.................................    142
                                                                         ------
     Total.............................................................. $1,175
                                                                         ======


   The above credit facilities contain covenants which, among other things, impose certain limitations or prohibitions on the Company with respect to additional indebtness and liens: the payment of dividends on, and the redemption or repurchase, of capital stock of the Company, investments and acquisitions: the merger and consolidation of the Company with any other entity and the disposition of any material portion of the Company's assets. Other covenants include a restriction on quarterly loss amounts and maintenance of a defined liquidity ratio.

6.Trade Credits

   During the quarter ended September 30, 2000, the Company entered into a transaction where the Company traded inventory, consisting mainly of software products, having a cost value equal to $2.0 million in exchange for $2.0 million in trade credits. The trade credits can be used for the acquisition of a wide variety of materials and services required in the Company's ongoing operations, including for packaging materials, telecommunication services, advertising and temporary employees. The trade credits can be applied to offset typically 20% of the cost of such purchases and are usable through December 31, 2006. Upon completion of the transaction, the Company removed $2.0 million of inventory and recognized $2.0 million of trade credits in other assets. No gains or losses were recognized in this transaction. As of December 31, 2000 $49,000 of the trade credits have been used.

7.Accrued Expenses:

   Accrued expenses consist of the following (in thousands):

                                                                   December 31,
                                                                    1999   2000
                                                                   ------ ------
   Marketing...................................................... $  261 $  246
   Commissions....................................................    171    153
   Professional fees..............................................    105    156
   Advertising....................................................  5,724  1,409
   Restructuring costs............................................    --   1,239
   Other..........................................................    438  1,215
                                                                   ------ ------
                                                                   $6,699 $4,418
                                                                   ====== ======

   During the fourth quarter of 2000, the Company approved and implemented a restructuring program in order to reduce operating expenses in the Company's business. The restructuring plan is expected to be completed by June 2001. The program included a net reduction of 60% of the Company's workforce. Accordingly, during the fourth quarter of 2000, the Company recorded a charge of $1.3 million related to employee termination benefits. As of December 31, 2000, $61,000 has been paid out and $1,239,000 remains outstanding.

                             SMARTERKIDS.COM, INC.

8.Preferred Stock:

   In October 1995, the Company authorized 10,000 shares of preferred stock and designated 687 preferred shares as Series A convertible preferred stock (the "Series A preferred"). The Company sold 634 shares of Series A preferred to an entity affiliated with a common stockholder and member of the Board of Directors of the Company for net proceeds of $3,000,000. In addition, 53 shares of Series A preferred were issued in connection with the conversion of a $240,000 note payable, plus accrued interest of $11,000, due to the same common stockholder.

   In 1997, the Company designated and sold 380 shares of Series B redeemable convertible preferred stock (the "Series B preferred") for net proceeds of $710,000. Included in this offering, the Company sold 125 shares of the Series B preferred for net proceeds of $234,000 to an entity with which the Company subsequently entered a marketing and licensing agreement. The Company also entered into a stock purchase agreement with this entity allowing for the purchase of preferred stock having a conversion value of 250,000 common shares, at the same terms as the Series B preferred. The option expired unexercised in July 1998. As payment for certain costs associated with the issuance of the Series B preferred, the Company issued warrants to purchase 66,000 shares of common stock (Note 10).

   In 1998, the Company issued an additional 3,138 shares of the Series B preferred for net proceeds of $6,091,000. As payment for certain costs associated with the issuance of the Series B preferred, the Company issued warrants to purchase 55,050 shares of common stock (Note 10).

   In July 1999, the Company designated and sold 4,284,091 shares of Series C redeemable convertible preferred stock (the "Series C preferred") for net proceeds of $25.3 million. As payment for certain costs associated with the issuance of the Series C preferred, the Company issued warrants to purchase 113,027 shares of the Series C preferred (Note 10). The Series C preferred was recorded upon issuance based on the net proceeds less the $515,000 value of the warrants related to the issuance. The difference between the total net proceeds at issuance and the total redemption value was being charged to accumulated deficit over the period from issuance until redemption first became available.

   In November 1999, each Series A and Series B preferred share automatically converted into 1,500 shares of common stock and each Series C preferred share automatically converted into 1.5 shares of common stock upon the closing of the Company's initial public offering of common stock (Note 9).

9.  Common Stock:


   In September 1999, the Company issued 25,500 shares of common stock valued at $340,000 in connection with the acquisition of intangible assets.

   In November 1999, the Company issued 7,500 shares of common stock valued at $105,000 in connection with the acquisition of intangible assets.

   On November 23, 1999, the Company completed its initial public offering of 5,158,500 shares of common stock resulting in net proceeds of $65,944,000. In connection with the closing of the offering, all outstanding convertible preferred stock was converted into an aggregate 12,732,887 shares of common stock. Additionally, all warrants for the purchase of preferred stock were converted into warrants for the purchase of shares of common stock. The redemption rights of the 25,500 shares of redeemable common stock were automatically eliminated upon the Company's initial public offering of common stock.

   On September 1, 2000, 40,665 shares of common stock were issued under the 1999 Employee Stock Purchase Plan.

10.  Warrants:

   In 1997 and 1998, in connection with issuance of the Series B preferred (Note 8), the Company issued warrants to purchase a total of 66,000 and 55,050 shares, respectively, of the Company's common stock with an

                             SMARTERKIDS.COM, INC.

exercise price of $0.13 per share. These warrants were exercisable immediately and expired at the earlier of a change in control of the Company, completion of an initial public offering, or five years from the date of grant. The fair values ascribed to these warrants at the time of issuance were estimated by management to be $18,000 and $69,000 for 1997 and 1998, respectively. The values of these warrants were recorded as an increase to accumulated deficit and an increase to additional paid-in capital. In October 1999, these warrants were exercised for 121,050 shares of common stock at $0.13 per share.

   In March 1998, in connection with an amended debt agreement, the Company granted warrants to purchase 5 shares of Series B preferred stock with an exercise price of $2,000 per share. These warrants were exercisable immediately and expired five years from date of grant. The fair value ascribed to these warrants was $7,000 and was recorded as interest expense in 1998. Upon completion of the Company's initial public offering in November 1999, these warrants converted into warrants to purchase 7,500 shares of common stock at an exercise price of $1.33 per share.

   In September 1998, in connection with a warehousing and fulfillment services agreement, the Company issued warrants to its distribution partner to purchase 57,000 shares of the Company's common stock with an exercise price of $1.33 per share. Of these warrants, 15,000 shares vested immediately. Warrants for an additional 42,000 shares vested in increments of 10,500 every six months, commencing on March 1, 1999. These warrants expire five years from date of grant and were remeasured at each reporting period until they vested. The fair value ascribed to these warrants initially was $51,000, which was recorded as compensation expense in 1998. In September 1999, in connection with amending and further formalizing the warehouse and fulfillment services agreement, the Company granted additional warrants to purchase 108,000 shares of the Company's common stock with an exercise price of $1.33 per share. These warrants expire five years from date of grant and were exercisable immediately. Also, the previously granted warrants for 57,000 shares were amended to be fully exercisable immediately. Accordingly, the fair market value of these previously unvested warrants was determined final upon the amendment. The fair value of the newly issued warrants was determined final when granted. The final value of all of these warrants was determined to be $1,448,000. As of December 31, 1999, deferred stock compensation related to all of the warrants held by the fulfillment service provider was $1,207,000, which was being amortized to compensation expense over the term of the service agreement as the services are performed. During the second quarter of 2000, SmarterKids.com opened its own distribution center and discontinued using J.L. Hammett Co. as its fulfillment partner. In connection with this termination, the remaining deferred compensation of $1,207,000 was expensed in the year ended December 31, 2000.

   In December 1998, in connection with a management consulting services agreement, the Company granted warrants to a consultant to purchase 22,500 shares of the Company's common stock with an exercise price of $1.33 per share. These warrants were exercisable immediately and were set to expire at the earlier of a change in control of the Company, completion of an initial public offering, or five years from the date of grant. The fair value ascribed to these warrants at the time of issuance was $22,000 and was recorded as compensation expense in 1998 as this was the period in which the services were provided. In October 1999, these warrants were exercised for 22,500 shares of common stock.

   In March 1999, in connection with a promotional services program, the Company issued warrants to an affiliated party to purchase 112,500 shares of the Company's common stock with an exercise price of $1.33 per share. These warrants vest upon the attainment of certain performance targets and expire in five years. The final value of these warrants will be determined upon the attainment of these performance targets based on their then-current fair value. As of December 31, 1999, the fair value of this grant was $741,000. Related compensation expense of $520,000 was recorded in the year ended December 31, 1999. The remaining deferred stock compensation is to be recognized over the period that the services are provided. In November 2000, by agreement with the counterparty, the Company cancelled warrants to purchase 84,375 shares of SmarterKids.com common stock since the services to which they related will not be performed. As a result of revaluations during the year

                             SMARTERKIDS.COM, INC.

and the partial cancellation, the Company recorded a net credit to stock compensation expense of $(508,000) for the year ended December 31, 2000 related to these warrants. As of December 31, 2000, warrants to purchase 28,125 shares of common stock were outstanding and the related deferred stock compensation was $4,000.

   In July 1999, in connection with the issuance of the Series C redeemable convertible preferred stock (Note 8), the Company issued warrants to purchase 113,027 shares of the Company's Series C preferred stock at an exercise price of $6.27 per share. These warrants were convertible into warrants to purchase shares of the Company's common stock based on an exchange ratio of 1.5 shares of common stock for each share of Series C preferred. These warrants were exercisable immediately and were set to expire at the earlier of a change in control of the Company, completion of an initial public offering, or four years from the date of grant. The value ascribed to these warrants was $515,000, based on the fair value on the date of issuance. The value ascribed to these warrants was recorded as a discount to the Series C preferred stock upon issuance. The discount was being accreted to the Series C preferred stock balance over the period from the date of issuance through the expected mandatory redemption date until the conversion of the preferred stock into common stock at the initial public offering date. On November 22, 1999, a portion of these warrants were exercised for 93,295 shares of common stock. Consideration for the exercise price of these warrants was not cash, but the forfeiture of the warrants for the remaining 76,246 shares, which had an aggregate value on the exercise date equal to the exercise price for the warrants.

   In September 1999, in connection with a management consulting services agreement, the Company granted warrants to a consultant to purchase 15,000 shares of the Company's common stock with an exercise price of $1.33 per share. These warrants were exercisable immediately and expired at the earlier of a change in control of the Company, completion of an initial public offering, or five years from the date of grant. The fair value ascribed to these warrants at the time of issuance was $213,000 and was recorded as compensation expense during 1999, the period in which the services were provided. In October 1999, these warrants were exercised for 15,000 shares of common stock.

   In April, 2000, in connection with a new equipment line of credit facility, the Company issued to the lender warrants to purchase 16,667 shares of common stock at an exercise price of $3.00 per share. These warrants were exercisable immediately and expire six years from the date of grant. The fair value of these warrants was determined to be $9,000, which was recorded as debt discount and is being amortized to interest expense. As of December 31, 2000, these warrants remained outstanding.

   A summary of the status of stock warrants for the three years ended December 31, 2000 is presented below:

                                                              Number
                                                                of
                                                              Shares   Weighted-
                                                                of      Average
                                                              Common   Exercise
                                                              Stock      Price
                                                             --------  ---------
Outstanding--December 31, 1997..............................   66,000    $0.13
  Granted (weighted average fair value of $0.97)............  142,050     0.87
  Exercised.................................................      --       --
  Forfeited.................................................      --       --
                                                             --------
Outstanding--December 31, 1998..............................  208,050     0.64
  Granted (weighted average fair value of $3.14)............  405,041     2.52
  Exercised................................................. (251,845)    1.81
  Forfeited.................................................  (76,246)    4.18
                                                             --------
Outstanding--December 31, 1999..............................  285,000     1.33
  Granted (weighted average fair value of $2.43)............   16,667     3.00
  Exercised.................................................      --       --
  Forfeited.................................................  (84,375)    1.33
                                                             --------
Outstanding--December 31, 2000..............................  217,292     1.46
                                                             ========

                             SMARTERKIDS.COM, INC.

   The fair value of each warrant during 1998, 1999 and 2000 was estimated on the applicable measurement dates using the Black-Scholes option pricing model with the following assumptions:

                                                               1998  1999  2000
                                                               ----  ----  ----
Dividend yield................................................  0.0%  0.0%  0.0%
Expected volatility........................................... 90.0% 90.0% 90.0%
Risk-free interest rate.......................................  5.0%  5.4% 5.84%
Expected life (years).........................................    5   4-5   4-6

   The Company determined that using the Black-Scholes model to value warrants granted is more appropriate than using the fair value of the services method.

10.  Stock Option Plan:

 1995 Stock Plan, as Amended

   In 1995, the Company adopted the 1995 Stock Plan (the "Plan"). The Plan provides for issuance of incentive stock options to employees of the Company and nonqualified stock options, awards of stock, and direct stock purchase opportunities to directors, officers, employees and consultants of the Company. The Board of Directors determines the term of each option, option price, number of shares for which each option is granted and the rate at which each option is exercisable. The total number of shares of common stock that may be issued under the Plan is 3,822,000. In September 2000, options for 461,574 shares of common stock were repriced (see further below). For holders of 10% or more of the Company's outstanding common stock, options may not be granted at less than 110% of the fair market value of the common stock at the date of grant, and the option term may not exceed five years. The option term for nonqualified stock options may not exceed ten years from the date of grant. Deferred compensation under the 1995 Stock Plan is calculated by measuring the intrinsic value of the options at the date of grant. The amount is then amortized over the vesting period for employees.

 1999 Stock Option and Incentive Plan

   In September 1999, the Board of Directors voted to terminate the Plan effective on November 23, 1999, the date of the consummation of the Company's initial public offering, and approved the adoption of the 1999 Stock Option and Incentive Plan (the "1999 Plan"). The 1999 Plan provides for the grant of stock-based awards to employees, officers and directors, and consultants or advisors, including incentive stock options and non-qualified stock options and other equity-based awards. A total of 2,000,000 shares of common stock may be issued upon the exercise of options or other awards granted under the 1999 Plan. As of December 31, 2000, options for 3,552,850 shares were granted under the 1999 Plan, which includes options for 1,864,000 shares that were repriced in September 2000 (see further below). Deferred compensation under the 1999 Stock Option Plan is calculated by measuring the intrinsic value of the options at the date of grant. The amount is then amortized over the vesting period for employees.

 1999 Non-Employee Director Stock Option Plan

   The 1999 Non-Employee Director Stock Option Plan (the "Director Plan") was adopted by the Board of Directors and approved by stockholders in September 1999 and became effective on November 23, 1999. The Director Plan provides for the grant of options to purchase a maximum of 200,000 shares of common stock of the Company to non-employee directors of the Company. A committee appointed by the Board of Directors

                             SMARTERKIDS.COM, INC.

will administer the Director Plan. Under the Director Plan, each director who is not an employee or officer of the Company and who was not a director at the time of the Company's initial public offering is automatically granted on the date such person is first elected to the Board of Directors an option to purchase 45,000 shares of common stock. Each time a non-employee director is re-elected to the Board, such non-employee director will automatically receive an option to purchase 2,000 shares of common stock. Provided that the director continues to serve as a member of the Board of Directors, one-third of the shares included in each grant will become exercisable on each of the first, second and third anniversaries of the date of grant. All options granted under the Director Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. As of and through December 31, 2000, no options have been granted under the Director Plan.



   The Company recorded deferred stock compensation of $1.5 million, $5.7 million and $0 in 1998, 1999 and 2000, respectively, related to employee stock option grants. The Company recognized $81,000, $2.2 million and $1.3 million in non-cash stock compensation expense related to amortization of deferred stock compensation on employee stock option grants during 1998, 1999 and 2000, respectively.

 Option Repricing

   In March 2000, the Financial Accounting Standard Board ("FASB") issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of Accounting Policy Bulletin ("APB") APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of previously issued fixed stock options or awards, and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 was effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000.

   In September 2000, the Company completed a direct repricing of certain employee stock option grants. As part of the repricing, the Company reduced the exercise price of all outstanding options with exercise prices of greater than $1.50 per share. The new exercise price of these repriced options was reset to $1.50 per share, which was equal to the market value of the Company's common stock on September 7, 2000. The number of options repriced totaled 2,325,574 shares. The Company is accounting for the repriced options as variable awards. In the year ended December 31, 2000, the Company did not record any additional non-cash stock compensation charges as a result of this repricing since the market price at December 31, 2000 was less than the repriced exercise price.

   During 1998 and 1999, the Company granted nonqualified stock options under the Plan to non-employees, for services performed, to purchase 5,250 and 44,250 shares of common stock, respectively. The Company recorded stock compensation expense related to non-employee stock options of $33,000, $234,000 and $110,000 in 1998, 1999 and 2000, respectively. Such amounts were determined under the Black-Scholes model based on the fair value of the options granted, including adjustments for revaluation at each period-end for unvested options. The Company determined that using the Black-Scholes model to value warrants granted is more appropriate than using the fair value of the services method.

                             SMARTERKIDS.COM, INC.

   A summary of the activity under the Plan and the 1999 Plan for the three years ended December 31, 2000 is presented below:

                                                                   Weighted-
                                                                    Average
                                                Number of Shares Exercise Price
                                                ---------------- --------------
Outstanding--December 31, 1997.................     1,481,350         0.07
  Granted (weighted average fair value of
   $1.22)......................................     1,238,251         0.14
  Exercised....................................      (125,760)        0.08
  Forfeited....................................       (26,750)        0.13
                                                   ----------
Outstanding--December 31, 1998.................     2,567,091         0.07
  Granted (weighted average fair value of
   $7.96)......................................     2,201,849         7.72
  Exercised....................................      (497,028)        0.23
  Forfeited....................................       (97,713)        0.85
                                                   ----------
Outstanding--December 31, 1999.................     4,174,199         4.09
  Granted (weighted average fair value of
   $1.29)......................................     4,014,424         2.02
  Exercised....................................      (326,414)        0.13
  Forfeited....................................      (467,560)        4.36
  Cancelled....................................    (2,325,574)        8.30
                                                   ----------
Outstanding--December 31, 2000.................     5,069,075         0.88
                                                   ==========

   At December 31, 1998, 1999 and 2000, the Company maintained options available for future grants of 1,126,400, 1,082,263 and 1,177,234, respectively.

   The following table summarizes information about stock options outstanding at December 31, 2000:

                              Weighted-                               Weighted-
                               Average                                 Average
                              Remaining    Weighted-                  Exercise
                             Contractual    Average     Number of     Price for
                  Number        Life       Exercise      Shares      Exercisable
Exercise Price   of Shares     (years)       Price     Exercisable     Options
--------------   ---------   -----------   ---------   -----------   -----------
     $0.02         300,000       4.7         $0.02        300,000       $0.02
0.06- 0.13       1,391,425       6.6          0.10      1,073,828        0.13
0.15- 1.33         546,750       6.4          0.18        445,500        0.15
      1.50       2,830,900       8.0          1.50        871,835        1.50
                 ---------                              ---------
                 5,069,075                              2,691,163
                 =========                              =========

   At December 31, 1998 and 1999, of the options outstanding, options for 988,515 and 2,089,470 shares respectively, were exercisable.

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                               1998  1999  2000
                                                               ----  ----  ----
   Dividend yield............................................. 0.0%   0.0%  0.0%
   Expected volatility........................................ 0.0%  90.0% 90.0%
   Risk-free interest rate.................................... 5.0%   5.4%  5.8%
   Expected life (years)......................................   5      5     5

   Stock compensation expense has been recognized for options granted to employees pursuant to APB 25 and its interpretations. Had stock compensation cost been determined based on the fair value of the options at

                             SMARTERKIDS.COM, INC.

the grant date consistent with the provisions of SFAS 123, the Company's net loss attributable to common stockholders would have been increased to the pro forma amounts indicated below. Because options vest over several years and additional option grants are expected to be made in future years, the pro forma results for 1998, 1999 and 2000 are not representative of pro forma results for future years.

                                                  Year Ended December 31,
                                                ------------------------------
                                                  1998      1999       2000
                                                --------  ---------  ---------
  Net loss attributable to common stockholders
   (in thousands):
   As reported................................. $ (3,596) $ (34,917) $ (32,674)
   Pro forma...................................   (3,621)   (36,639) $ (33,442)
  Net loss per common share:
   As reported................................. $  (2.34) $   (9.20) $   (1.59)
   Pro forma...................................    (2.63)     (9.65)     (1.63)

 1999 Employee Stock Purchase Plan

   The 1999 Employee Stock Purchase Plan (the "Stock Purchase Plan") was adopted by the Board of Directors and approved by stockholders in September 1999, and became effective upon completion of the Company's initial public offering in November 1999. The Stock Purchase Plan provides for the issuance of a maximum of 400,000 shares of common stock. The Board of Directors and the Compensation Committee administer the Stock Purchase Plan. All employees whose customary employment is for more than 20 hours per week and for more than three months in any calendar year and who have completed more than 1 day of employment on or before the first day of any six-month payment period are eligible to participate in the Stock Purchase Plan. Outside directors and employees who would own 5% or more of the total combined voting power or value of the Company's common stock immediately after the grant may not participate in the Stock Purchase Plan. As of December 31, 2000, 40,665 shares of common stock have been issued under the Stock Purchase Plan.

11. Income Taxes:

   Deferred tax assets consist of the following (in thousands):

                                                          December 31,
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
  Net operating loss carryforwards................ $  2,261  $ 15,322  $ 27,003
  Research and development credit carryforwards...       90       136        99
  Stock compensation expense......................       81       495       736
  Other...........................................      404        64       943
                                                   --------  --------  --------
   Deferred tax assets............................    2,836    16,017   (28,781)
  Deferred tax asset valuation allowance..........   (2,836)  (16,017)  (28,781)
                                                   --------  --------  --------
   Net deferred tax assets........................ $     --  $     --  $     --
                                                   ========  ========  ========

   At December 31, 2000, available net operating loss carryforwards for federal and state tax purposes were approximately $67,000,000, which expire through 2020. At December 31, 2000, the Company has research and development tax credit carryforwards of approximately $99,000 available to reduce future federal tax liabilities which expire in 2019. Approximately $400,000 of the net operating loss carryforwards relate to the exercise of non-qualified stock options and disqualifying disposition of incentive stock options the tax benefit from which, if realized, will be credited to the additional paid-in-capital.

                             SMARTERKIDS.COM, INC.

   Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership could result in an annual limitation of the amount of net operating loss carryforwards and research and development credit carryforwards which can be utilized in future years.

   Income taxes computed using the federal statutory income tax rate differ from the Company's effective tax rate primarily due to the following (in thousands):

                                                  Year Ended December 31,
                                               -------------------------------
                                                 1998       1999       2000
                                               ---------  ---------  ---------
  Income tax expense (benefit) at US federal
   statutory tax rate......................... $  (1,136) $ (11,807) $ (11,109)
  State income taxes, net of federal tax
   effect.....................................      (221)    (2,050)    (1,962)
  Permanent items.............................         1        751        439
  Other.......................................       (24)        75       (132)
  Change in deferred tax asset valuation
   allowance..................................     1,380     13,031     12,764
                                               ---------  ---------  ---------
  Provision for income taxes.................. $      --  $      --  $      --
                                               =========  =========  =========

12. Defined Contribution Plan:

   In January 1996, the Company adopted a defined contribution plan under
Section 401(k) of the Internal Revenue Code covering substantially all employees. Under the plan, employees may contribute the lower of up to 15% of their salaries or a dollar amount prescribed by the Internal Revenue Code. The Board of Directors may elect to make a discretionary contribution to the plan. The Company made no contributions during the years ended December 31, 1998, 1999 and 2000.

13. Commitments and Contingencies:

 Leases

   The Company leases its facilities and certain computer equipment under noncancelable operating leases. In April 2000, the Company entered into an operating lease for a new distribution facility. The five-year lease requires minimum annual payments of approximately $900,000. Rental expense under operating leases for the years ended December 31, 1998, 1999 and 2000 was $121,000, $499,000 and $1,752,000, respectively. During 1999, the Company entered into capital leases for the acquisition of certain assets.

   Future minimum lease obligations as of December 31, 2000 are as follows (in thousands):

                                                               Operating Capital
                                                                Leases   Leases
                                                               --------- -------
Year Ending December 31,
  2001........................................................  $2,071     $36
  2002........................................................   2,011     --
  2003........................................................   1,917     --
  2004........................................................   1,748     --
  2005........................................................     225     --
                                                                ------     ---
Total minimum lease payments..................................  $7,972     $36
                                                                ======
Less--amount representing interest............................               1
                                                                           ---
Total.........................................................             $35
                                                                           ===

                             SMARTERKIDS.COM, INC.

 Restricted Time Deposits

   In connection with a facility lease entered into in 1999, the Company is required to maintain, on behalf of the landlord, a certificate of deposit in the amount of $500,000, which is restricted as to its use. In connection with the warehouse facility lease entered into in the second quarter of 2000, the Company was required to maintain, on behalf of the landlord, $500,000 in an interest-bearing account, which will be restricted as to its use.

 License Agreements

   The Company has entered into agreements with various third parties whereby the Company is obligated to pay a royalty ranging from 3% to 11% of the revenues on certain of its software products. Royalty expenses in the years ended December 31, 1998, 1999 and 2000 were not significant.

 Legal Matters

   On July 15, 1999, a patent infringement suit was filed against the Company. Specifically, the suit alleged that the SmartPicks technology developed by the Company in connection with its web-based product line infringes on a patent held by the plaintiff. This patent purports to disclose and claim a computer system for matching appropriate educational products with a child's developmental profile comprising so-called "static and dynamic data." In November 1999, the Company settled the patent infringement lawsuit, and the lawsuit was dismissed. The settlement agreement granted the Company a non-exclusive license to the plaintiff's patent. Through December 31, 1999, the Company incurred legal expenses and settlement costs of $861,000 pursuant to the above referenced patent litigation. These expenses have been included in general and administrative expenses in the Company's statement of operations for the year ended December 31, 1999.

   The Company is party from time to time to certain other litigation matters and claims which are normal in the course of its operations and, while the results of litigation and claims cannot be predicted with certainty, management believes that the final outcome of such matters will not have a materially adverse effect on the Company's financial position or results from operations.

14. Subsequent Events:

 Proposed Combination

   On November 14, 2000, the Company entered into an agreement to combine with Earlychildhood LLC. In the proposed transaction, the Company's stockholders will convert their outstanding shares of common stock and Earlychildhood's members will exchange their membership interests for shares of common stock of LearningStar Corp., a newly formed company. Also, the Company's outstanding stock options and warrants will be converted to options and warrants to receive common stock of LearningStar. After the conversion, holders of the Company's common stock, stock options and warrants will own approximately one-third of LearningStar's shares on a diluted basis. The completion of the combination is subject to certain conditions, including approval by the Company's stockholders.

                             SMARTERKIDS.COM, INC.

15. Quarterly Financial Information (Unaudited)

                                                        Quarter Ended
                         ----------------------------------------------------------------------------------
                         Mar. 31,  June 30,   Sept.    Dec. 31,   Mar. 31,   June 30,   Sept. 30,  Dec 31,
                           1999      1999    30, 1999    1999       2000       2000       2000       2000
                         --------  --------  --------  ---------  ---------  ---------  ---------  --------
                                                  (unaudited, in thousands)
Net revenues............ $    94   $    293  $    721  $   4,313  $   1,469  $   1,528  $   1,507  $  5,702
Gross profit............      25         83       205      1,103        368        379        371     1,168
Loss from operations....  (2,904)    (4,443)   (7,095)   (21,038)    (8,959)    (8,738)    (7,810)   (9,002)
Net loss................  (2,880)    (4,415)   (6,847)   (20,586)    (8,131)    (8,084)    (7,255)   (9,204)
Basic and diluted net
 loss per share
 attributable to common
 stockholders...........   (1.77)     (2.66)    (3.52)     (2.10)     (0.40)     (0.39)     (0.35)    (0.45)

                          Independent Auditors' Report

The Board of Directors
Earlychildhood LLC:

   We have audited the accompanying consolidated balance sheets of Earlychildhood LLC and subsidiary (the "Company") as of December 31, 1999 and 2000, and the related consolidated statements of operations, members' equity and cash flows for the nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Earlychildhood LLC and subsidiary as of December 31, 1999 and 2000, and the results of their operations and their cash flows for the nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

San Francisco, California

February 16, 2001

                               EARLYCHILDHOOD LLC

                          Consolidated Balance Sheets
                                 (In thousands)

                                                                  December 31
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
                            Assets
Current assets:
  Cash and cash equivalents.................................... $   151 $   181
  Accounts receivable, net.....................................   4,188   5,106
  Inventories..................................................  11,227  16,929
  Prepaid expenses and other current assets....................   1,679   2,051
                                                                ------- -------
    Total current assets.......................................  17,245  24,267
Receivable from member.........................................     137     139
Property and equipment, net....................................   2,169   4,690
Other assets...................................................   1,233   1,975
Goodwill, net..................................................   5,772   5,146
Other intangible assets, net...................................   2,359   1,925
                                                                ------- -------
    Total assets............................................... $28,915 $38,142
                                                                ======= =======
                Liabilities and Members' Equity
Current liabilities:
  Bank overdraft............................................... $   407 $ 1,154
  Short-term debt..............................................   3,608   5,188
  Accounts payable.............................................   2,238   3,555
  Accrued expenses.............................................   1,128   1,860
  Income taxes payable.........................................     920      65
  Deferred income taxes........................................     577     357
  Other liabilities............................................     408     211
                                                                ------- -------
    Total current liabilities..................................   9,286  12,390
Deferred income taxes..........................................      48      66
Notes payable..................................................   9,087   7,250
                                                                ------- -------
    Total liabilities..........................................  18,421  19,706
                                                                ------- -------
Members' equity................................................  10,494  21,013
Deferred compensation..........................................     --   (2,577)
                                                                ------- -------
    Total members' equity......................................  10,494  18,436
                                                                ------- -------
    Total liabilities and members' equity...................... $28,915 $38,142
                                                                ======= =======

          See accompanying notes to consolidated financial statements.

                               EARLYCHILDHOOD LLC

                     Consolidated Statements of Operations
                     (In thousands, except per share data)

                                                              Years Ended
                                                             December 31,
                                                          --------------------
                                             Nine Months
                                                Ended
                                             December 31,
                                                 1998      1999       2000
                                             ------------ -------  -----------
Revenues....................................   $20,786    $61,034  $    80,400
Cost of goods sold..........................    12,154     37,226       50,661
                                               -------    -------  -----------
    Gross profit............................     8,632     23,808       29,739
                                               -------    -------  -----------
Operating expenses:
  Selling, general and administrative
   (includes equity-based compensation of
   $605 for the year ended December 31,
   2000)....................................     6,574     18,931       30,472
  Amortization of goodwill and other
   intangible assets........................        36        653          964
                                               -------    -------  -----------
                                                 6,610     19,584       31,436
                                               -------    -------  -----------
    Operating income (loss).................     2,022      4,224       (1,697)
                                               -------    -------  -----------
Other (income) expense:
  Interest expense..........................       194        875        1,657
  Interest income...........................        (3)       (46)         (39)
                                               -------    -------  -----------
                                                   191        829        1,618
                                               -------    -------  -----------
    Income (loss) before income taxes.......     1,831      3,395       (3,315)
Income tax expense..........................       182        982          286
                                               -------    -------  -----------
    Net income (loss).......................   $ 1,649    $ 2,413  $    (3,601)
                                               =======    =======  ===========
Pro forma income tax benefit (unaudited)....                       $    (1,005)
                                                                   -----------
Pro forma net loss (unaudited)..............                       $    (2,310)
                                                                   ===========
Pro forma net loss per share--basic and
 diluted (unaudited)........................                       $     (0.05)
                                                                   ===========
Shares used in pro forma per share
 calculation--basic and diluted
 (unaudited)................................                        44,763,946
                                                                   ===========

          See accompanying notes to consolidated financial statements.

                              EARLYCHILDHOOD LLC

                  Consolidated Statements of Members' Equity
                                (In thousands)

                                             Earlychildhood LLC
                                            Membership Interest
                          Elliott Mair LLC ------------------------
                             Membership                      Class     Deferred
                              Interest     Class A  Class B    C     Compensation  Total
                          ---------------- -------  -------  ------  ------------ -------
Balance at December 31,
 1998...................      $ 2,054      $   --   $   --   $  --     $   --     $ 2,054
Net income January 1,
 1999 through May 5,
 1999...................          505          --       --      --         --         505
Distributions to
 members................       (1,150)         --       --      --         --     (1,150)
Recapitalization:
  Transfer of net assets
   to Elliott Mair
   Salinas LLC..........         (160)         --       --      --         --        (160)
  Distributions to
   members..............       (2,168)         --       --      --         --      (2,168)
  Recapitalization of
   existing membership
   interests............          919          --      (919)    --         --         --
  Issuance of new
   membership interests,
   net of fees..........          --         7,240      --      165        --       7,405
Acquisition of
 Educational Products,
 Inc....................          --           --     1,600     --         --       1,600
Capital contribution....          --           500      --      --         --         500
Net income May 6, 1999
 to December 31, 1999...          --         1,277      625       6        --       1,908
                              -------      -------  -------  ------    -------    -------
Balance at December 31,
 1999...................      $   --       $ 9,017  $ 1,306  $  171    $   --     $10,494
Capital contributions...          --        11,328      --      --         --      11,328
Net loss................          --          (350)  (3,245)     (6)       --      (3,601)
Issuance of new
 membership interests...          --           --       --      421        --         421
Issuance of options to
 purchase membership
 interests..............          --           --       --    2,761     (2,761)       --
Amortization of deferred
 compensation...........          --           --       --      --         184        184
Distributions to
 members................          --          (314)     (76)    --         --        (390)
                              -------      -------  -------  ------    -------    -------
Balance at December 31,
 2000...................      $   --       $19,681  $(2,015) $3,347    $(2,577)   $18,436
                              =======      =======  =======  ======    =======    =======

         See accompanying notes to consolidated financial statements.

                               EARLYCHILDHOOD LLC

                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                      Nine Months
                                                         Ended     Years Ended December 31,
                                                      December 31, ------------------------
                                                          1998         1999          2000
                                                      ------------ ------------  ------------
Cash flows from operating activities:
 Net income (loss)...................................   $ 1,649    $      2,413  $     (3,601)
 Adjustments to reconcile net income to net cash
  provided by operating activities:
 Depreciation and amortization.......................       234             963         2,103
 Equity based compensation...........................       --              --            605
 Deferred income taxes...............................        50            (207)         (202)
 Changes in operating assets and liabilities, net of
  acquisitions:
 Accounts receivable.................................      (282)         (3,870)         (918)
 Inventories.........................................      (743)          2,225        (5,702)
 Prepaid expenses and other current assets...........      (202)         (1,296)         (372)
 Other assets........................................       (16)            254          (112)
 Accounts payable....................................        54          (5,393)          417
 Accrued expenses....................................       (42)            355           732
 Income taxes payable................................        68           1,123          (855)
 Other liabilities...................................        60             153          (197)
                                                        -------    ------------  ------------
  Net cash provided by (used in) operating
   activities........................................       830          (3,280)       (8,102)
                                                        -------    ------------  ------------
Cash flows from investing activities:
 Purchase of plant and equipment.....................      (285)         (1,581)       (3,390)
 Purchase of other intangible assets.................      (216)           (327)           96
 Acquisitions, net of cash acquired..................      (638)         (7,372)          --
                                                        -------    ------------  ------------
  Net cash used in investing activities..............    (1,139)         (9,280)       (3,294)
                                                        -------    ------------  ------------
Cash flows from financing activities:
 Bank overdraft......................................        (9)            407           747
 Borrowings on line of credit........................     2,470           5,070        12,850
 Principal payments on line of credit................    (1,724)         (6,709)      (11,270)
 Borrowings on long term liabilities.................       575          10,285           850
 Principal payments on long-term liabilities.........      (445)         (2,803)       (2,687)
 Issuance of membership interests, net of fees.......       --            7,905        11,328
 Member distributions................................      (186)         (1,150)         (390)
 Member loans........................................       --             (591)           (2)
 Member (advances) payments..........................      (343)            268           --
                                                        -------    ------------  ------------
  Net cash provided by financing activities..........       338          12,682        11,426
                                                        -------    ------------  ------------
Net increase in cash and cash equivalents............        29             122            30
Cash and cash equivalents at beginning of period.....       --               29           151
                                                        -------    ------------  ------------
Cash and cash equivalents at end of period...........   $    29    $        151  $        181
                                                        =======    ============  ============
Supplemental disclosures of cash flow information:
Cash payments during the period:
 Cash paid for interest..............................   $   194    $        875  $      1,388
 Cash paid for taxes.................................   $   --     $      1,506  $      1,343
Non-cash investing and financing activities:
 Accrual of costs of proposed combination............   $   --     $        --   $        900
 Membership interests issued in acquisition of
  business...........................................   $   --     $      1,600  $        --
 Transfer of net assets to Elliott Mair Salinas LLC..   $   --     $        160  $        --
 Distribution of assets to members...................   $   --     $      2,168  $        --

          See accompanying notes to consolidated financial statements.

                               EARLYCHILDHOOD LLC

                 Notes to the Consolidated Financial Statements

(1) The Business

   Earlychildhood LLC ("Earlychildhood") and its wholly-owned subsidiary, Educational Products, Inc. (collectively, the "Company") is a fully integrated, multi-channel supplier of educational products, services and information to schools, educational professionals and parents serving the early childhood and elementary school communities. A predecessor company, QTL Corporation ("QTL"), commenced operations in 1985 and was incorporated in 1986. Earlychildhood itself was formed in 1995, and was originally named Elliott-Mair LLC. QTL and Elliott-Mair LLC had the same ownership. On May 5, 1999, Elliott-Mair LLC changed its name to Earlychildhood.com LLC. On January 8, 2001 Earlychildhood.com LLC changed its name to Earlychildhood LLC.

   On May 5, 1999, QTL transferred significantly all of its assets and liabilities to Earlychildhood in exchange for membership interests. The acquisition constituted a combination of entities under common control for financial accounting purposes and a tax-free reorganization for tax purposes. The transaction was accounted for as an "as if pooling of interests" under Accounting Principles Board Opinion 16 and related AICPA Accounting Interpretations. Accordingly, the consolidated financial statements present the combined results of operations, financial position and cash flows of the Company as if QTL's assets, liabilities and financial results had been part of Earlychildhood LLC for all periods presented.

(2) Summary of Significant Accounting Policies

 (a) Principles of Consolidation

   The consolidated financial statements include the accounts of Earlychildhood and its wholly-owned subsidiary. All material intercompany transactions have been eliminated in consolidation.

 (b) Fiscal Year

   On April 1, 1998, Earlychildhood and QTL changed their fiscal year to end on December 31. Prior to April 1, 1998, Earlychildhood and QTL's fiscal year ended on March 31. Accordingly, the fiscal year ended December 31, 1998 consists of nine months.

 (c) Cash and Cash Equivalents

   The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of the acquisition to be cash equivalents.

 (d) Concentration of Credit Risk

   The Company has no customer comprising greater than 10% of their revenues. However, receivables arising from sales to customers are not collateralized and management continually monitors the financial condition of its customers to reduce the risk of loss.

 (e) Inventories

   The Company values inventories at the lower of cost or market, using the first-in, first-out method.

 (f) Deferred Catalog Costs

   Deferred catalog costs are considered direct response advertising and are capitalized and amortized in amounts proportionate to revenues over the lives of each catalog, generally five months. Such costs are included in prepaid expenses and other current assets. Amortization expense related to deferred catalog costs is

                               EARLYCHILDHOOD LLC
included in the statements of operations as a component of selling, general and administrative expenses. Such amortization expense was $749,000 for the nine months ended December 31, 1998, $2,083,000 and $2,884,000 for the years ended December 31, 1999 and 2000, respectively.

 (g) Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Leasehold improvements are capitalized and amortized over the lesser of the remaining life of the asset or the remaining term of the lease. Maintenance and repairs are expensed as incurred. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives range from five to thirteen years for leasehold improvements and three to seven years for furniture, fixtures and equipment.

   Depreciation of property and equipment amounted to $198,000 for the nine months ended December 31, 1998, $310,000 and $869,000 for the years ended December 31, 1999 and 2000, respectively.

 (h) Web Site Development

   The Company does not produce software to be sold or marketed. However, in connection with building its new web site, the Company has capitalized certain web site costs which relate to development of web site applications, graphics and infrastructure during the year ended December 31, 2000. Capitalized costs of $853,000 are included in property and equipment on the Company's balance sheet at December 31, 2000 and are depreciated on a straightline basis over 3 years. Depreciation of capitalized website development costs amounted to $104,000 for the year ended December 31, 2000.

 (i) Goodwill and Other Intangible Assets

   Trademarks and other intangible assets are stated at cost, and are being amortized on the straight-line basis over their estimated useful lives, which range from five to ten years. Goodwill, which represents the excess of cost over fair market value of net assets acquired, is being amortized on the straight-line basis over an estimated useful life of ten years.

   Amortization expense amounted to $36,000 for the nine months ended December 31, 1998, $653,000 and $964,000 for the years ended December 31, 1999 and 2000, respectively.

 (j) Accounting for Impairment of Long-Lived Assets

   The Company assesses the need to record impairment losses on long-lived assets used in operations when indicators of impairment are present. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets. Additionally, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company's policy is to review the estimated undiscounted future cash flows for its operations on an annual basis and to compare it to the remaining net book value to ascertain if a provision for impairment is necessary. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets and certain identifiable assets to be disposed of are reported at the lower of carrying amount of fair value less costs to sell.

 (k) Income Taxes

   The Company has elected to be taxed as a limited liability company (a partnership) for federal and state income tax purposes. As a partnership, the Company's income and deductions are reported by its members who are taxed on such income or loss. Educational Products, Inc. ("EPI"), a wholly-owned subsidiary of Earlychildhood, is a C corporation and therefore is subject to federal and state income taxes.

                               EARLYCHILDHOOD LLC

   QTL was a C corporation until April 1, 1998, when it elected S corporation status. As an S corporation, QTL's income and deductions were reported by the Company's shareholders who were taxed on such income or loss. While QTL's income generally was not subject to federal income tax, it was subject to certain state income taxes.

   The consolidated financial statements reflect actual income taxes based on the income tax status of the Company and its subsidiary combined with QTL for the respective periods. In addition, the statement of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 reflect pro forma income taxes as if the Company had elected to be taxed as a C corporation for federal and state income tax purposes during those periods.

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (l) Revenue Recognition and Shipping and Handling

   The Company recognizes revenue from product sales upon the delivery of products. Provisions for estimated returns and allowances are recorded as a reduction to sales and cost of sales. Shipping and handling revenues and shipping costs are included in revenues and cost of goods sold, respectively. Handling costs of $1,446,000, 2,723,000, and 4,264,000 for the nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000, respectively, are included in selling, general and administrative expenses.

 (m) Equity--Based Compensation

   The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted by SFAS 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including income tax benefits realized, are credited to equity. Compensation cost for stock options granted with exercise prices below estimated fair market value is recognized over the period which certain Company repurchase provisions lapse (see Note 16). The pro forma impact on earnings has been disclosed in the notes to the financial statements as allowed by SFAS 123 (see Note 16).

 (n) Comprehensive Income and Loss

   SFAS No. 130, "Reporting Comprehensive Income", requires that the Company report comprehensive income, which includes net income as well as other changes in assets and liabilities recorded in members' equity (deficit) in the financial statements. There were no components of comprehensive income and loss other than net income and loss for all periods presented.

 (o) Unaudited Pro Forma Basic and Diluted Net Loss per Share

   The unaudited pro forma basic and diluted net loss per share information included in the accompanying statements of operations for the year ended December 31, 2000 reflects the impact of the conversion of all

                               EARLYCHILDHOOD LLC
membership interests into common shares of LearningStar Corp. ("LearningStar") in conjunction with the proposed combination transaction with SmarterKids.com (see Note 22) as of the beginning of each period or date of issuance, if later. Common equivalent shares of 9,402 have not been included in the computation of diluted net income per share for the year ended December 31, 2000 as the effect is anti-dilutive. Common equivalent shares consist of membership interests issuable upon the exercise of options.

   Historical basic and diluted net loss per share have not been presented because they are irrelevant due to the significant change in the Company's capital structure and resultant basic and diluted net income per share that will result upon conversion of all membership interests into common shares of LearningStar (see Note 22).

   The following table sets forth the computation of pro forma basic and diluted net loss per share for the year ended December 31, 2000.

   Pro forma net loss............................................ $(2,310,000)
                                                                  ===========
   Weighted average shares outstanding assuming conversion of membership interests to LearningStar common stock:
     Class A membership interests................................  23,537,465
     Class B membership interests................................  20,969,096
     Class C membership interests................................     257,385
                                                                  -----------
   Shares used in pro forma per share calculation--basic and
    diluted......................................................  44,763,946
                                                                  ===========
   Pro forma net loss per share--basic and diluted............... $     (0.05)
                                                                  ===========

 (p) Fair Value of Financial Instruments

   The carrying value for cash and cash equivalents, accounts receivable, short-term debt, accounts payable and notes payable approximates fair value because of the short term nature of these instruments. The carrying value of notes payable approximates their fair values due to variable interest rates.

 (q) Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               EARLYCHILDHOOD LLC

 (r) Recent Accounting Pronouncements

   In December 1999, the SEC staff released Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Subsequently, SAB 101 A and B have been released which directed the application of the guidance in SAB 101 in our fourth quarter of 2000. Given that the Company's accounting policy for revenue recognition was previously in accordance with SAB 101, the adoption of SAB 101 did not have an effect on the Company's financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137, which was issued in July 1999, delayed the adoption date for SFAS
No. 133 until annual periods beginning after June 15, 2000. SFAS No. 133 established standards for recognition and measurement of derivatives and hedging activities. The Company will adopt SFAS No. 133 beginning January 1, 2001. Management does not believe the adoption of SFAS No. 133 will have a material effect on the financial position or operations of the Company.

   In July 2000 the Emerging Issues Task Force ("EITF") of the FASB concluded on Issue 1 of EITF issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs," which provides guidance on the presentation of shipping and handling revenue and costs in the statement of operations. The Company's accounting policies are in accordance with the requirements of this EITF issue and accordingly the adoption of this new accounting pronouncement did not have an effect on the Company's consolidated financial statements.

   In March 2000, the EITF of the FASB reached a consensus on EITF Issue 00-2, "Accounting for Web Site Development Costs." This consensus provided guidance on what types of costs incurred to develop web sites should be capitalized or expensed. The Company adopted this consensus effective January 1, 2000 and capitalized $853,000 of web site development costs in the year ended December 31, 2000. No significant web site development costs were incurred prior to 2000.

(3) Recapitalization

   The recapitalization of Earlychildhood took effect on May 5, 1999. The net assets of the former Elliott Mair LLC in the amount of $160,000, which consisted primarily of property and notes payable, were initially transferred out of Earlychildhood into an affiliated company, Elliott-Mair Salinas LLC. Thereafter, the following events occurred:

  . QTL transferred significantly all of its assets and liabilities to Earlychildhood in exchange for Class B membership interests in Earlychildhood. The net book value of the assets transferred by QTL was $1,409,000. As a result of the transfer, QTL received a 43.7% Class B membership interest in Earlychildhood.

  . In conjunction with the transaction, a portion of QTL's assets consisting of inventory and receivables having a book value of $2,168,000 were retained by QTL.

  . Educational Simon, L.L.C. contributed $8,172,000 in cash. As a result of its capital contribution, Educational Simon, L.L.C. received a 51.7% Class A membership interest in Earlychildhood (Note 15).

  . The Company incurred $932,000 in professional fees associated with the issuance of Class A membership interests; $767,000 of the fees were paid in cash and $165,000 were paid in the form of a 0.4% Class C membership interest in Earlychildhood.

                               EARLYCHILDHOOD LLC

  . The Company borrowed $10,000,000 in the form of a term loan with BNP
    Paribas. The proceeds were used to pay down existing debt, fund acquisitions and provide for future working capital needs of the Company.

(4) Acquisitions

   On May 5, 1999, after the recapitalization, Earlychildhood acquired all of the stock of EPI, a company which sells school supplies to elementary schools, teachers and other educational organizations, for $6,800,000 in cash and 4.1% in Class B membership interests in Earlychildhood, valued at $1,600,000. In conjunction with the acquisition, EPI's existing notes payable of $1,193,000 and amounts outstanding under the existing line of credit of $1,500,000 were repaid. Transaction fees amounted to $215,000.

   The EPI acquisition was accounted for as a purchase with the excess of the purchase price over the estimated fair value of the net assets recorded as goodwill. The purchase price was allocated based on the fair values of the assets and liabilities acquired as follows (in thousands):

   Cash............................................................... $    131
   Other current assets...............................................   11,193
   Property and equipment.............................................      277
   Other intangible assets............................................    1,410
   Goodwill...........................................................    5,545
   Other assets.......................................................      250
   Current liabilities................................................  (10,191)
                                                                       --------
                                                                       $  8,615
                                                                       ========

   The unaudited pro forma financial information in the following table illustrates the combined results of the Company's operations and the operations of EPI for the nine months ended December 31, 1998 and year ended December 31, 1999 and as if the acquisition of EPI had occurred as of April 1, 1998 and January 1, 1999, respectively. The pro forma financial information is presented for informational purposes and is not necessarily indicative of the results of operations which would have occurred had the Company constituted a single entity as of April 1, 1998 and January 1, 1999, respectively. The pro forma information also is not necessarily indicative of the future results of operations of the combined Company.

                                                          Nine months    Year
                                                             ended      ended
                                                          December 31, December
                                                              1998     31, 1999
                                                          ------------ --------
                                                             (in thousands)
   Net sales............................................    $40,034    $63,741
   Operating income.....................................    $ 3,149    $ 2,687
   Pro forma net income.................................    $ 1,655    $ 1,097
   Pro forma basic and diluted net income per share.....               $  0.03
   Shares used in pro forma basic and diluted net income
    per share calculation...............................                36,513

   The Company also concluded two less significant acquisitions. In December 1998 the Company acquired the stock of Colorations, Inc. a manufacturer and distributor of non-toxic arts materials for $638,000. The net fair value of the tangible assets acquired was insignificant and the majority of the purchase price was allocated to trademarks, tradenames and formulas and amortized over five years. In November 1999, the Company acquired certain assets and liabilities relating to the Earlychildhood NEWS magazine for $500,000. The net fair value of the tangible assets and liabilities acquired was insignificant and the majority of the purchase price for the acquisition was allocated to goodwill and amortized over ten years.

                               EARLYCHILDHOOD LLC

   The results of each acquired operation have been included in the consolidated financial results of the Company from the date of acquisition.

(5) Accounts Receivable

   Accounts receivable consists of the following amounts (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1999    2000
                                                                 ------  ------
   Accounts receivable.......................................... $4,331  $5,459
   Less allowance for doubtful accounts.........................   (143)   (353)
                                                                 ------  ------
                                                                 $4,188  $5,106
                                                                 ======  ======

(6) Inventories

   Inventories, stated at lower of cost or market, consist of the following amounts (in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
   Raw materials and work in progress.......................... $   658 $   146
   Finished goods..............................................  10,569  16,783
                                                                ------- -------
                                                                $11,227 $16,929
                                                                ======= =======

(7) Prepaid Expenses and Other Current Assets

   Prepaid expenses and other current assets consist of the following amounts
(in thousands):

                                                                 December 31,
                                                                ---------------
                                                                 1999    2000
                                                                ------- -------
   Prepaid catalog costs....................................... $   353 $   704
   Prepaid inventory...........................................     555     435
   Non trade receivables.......................................     207     237
   Other prepaid expenses......................................     329     581
   Other.......................................................     235      94
                                                                ------- -------
                                                                $ 1,679 $ 2,051
                                                                ======= =======

                              EARLYCHILDHOOD LLC

(8) Property and Equipment

   A summary of property and equipment is as follows (in thousands):

                                                            December 31,
                                                           ----------------  ---
                                                            1999     2000
                                                           -------  -------
   Machinery & equipment.................................. $ 2,571  $ 4,636
   Leasehold improvements.................................     819      876
   Furniture & fixtures...................................     248      663
   Internet & Website development costs...................     --       853
                                                           -------  -------
                                                             3,638    7,028
   Less accumulated depreciation..........................  (1,469)  (2,338)
                                                           -------  -------
                                                           $ 2,169  $ 4,690
                                                           =======  =======

(9) Goodwill and Other Intangible Assets

   Goodwill is presented net of accumulated amortization of $379,000 and $1,005,000 as of December 31, 1999 and 2000, respectively. Other intangible assets consist of the following amounts (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                  1999    2000
                                                                 ------  ------
   Trademarks, tradenames and formulas.......................... $1,292  $1,196
   Customer lists...............................................  1,410   1,410
                                                                 ------  ------
                                                                  2,702   2,606
   Less accumulated amortization................................   (343)   (681)
                                                                 ------  ------
                                                                 $2,359  $1,925
                                                                 ======  ======

(10) Accrued Expenses

   Accrued expenses consist of the following amounts (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
   Payroll and commissions....................................... $  282 $  415
   Vacation......................................................    367    459
   Professional services.........................................    107    125
   Sales tax.....................................................    151    147
   Other.........................................................    221    714
                                                                  ------ ------
                                                                  $1,128 $1,860
                                                                  ====== ======

(11) Related Party Transactions

   The Company has a note receivable from QTL amounting to $137,000 and $139,000 as of December 31, 1999 and 2000, respectively. The note bears interest at 8% and matures no later than May 5, 2004 or earlier under certain circumstances. The note agreement was entered into effective May 5, 1999 to finance QTL's expenses related to a litigation matter which was settled later in 1999.

                               EARLYCHILDHOOD LLC

   On May 5, 1999, Earlychildhood entered into a seven-year executive management agreement with William E. Simon & Sons, LLC, an affiliate of Educational Simon, L.L.C. Pursuant to the agreement, Earlychildhood paid William E. Simon & Sons, LLC an initial fee of $400,000 and it pays a quarterly fee of $75,000. The initial fee was allocated between costs of the recapitalization as a reduction of the gross proceeds from the issuance of Class A membership interests and the EPI acquisition as a component of the purchase price. The quarterly fee is included in selling, general and administrative expenses in the consolidated statement of operations.

   Beginning on May 5, 1999, Earlychildhood leased its distribution center from Elliott Mair-Salinas LLC, a related company. Monthly payments are $13,000. The lease term is indefinite and is renewed on a monthly basis. Earlychildhood also utilizes a distribution center, which is owned by a related party for storage and distribution of certain inventory. Under the agreement, Earlychildhood pays the related party a percentage of the inventory sold and a reimbursement of certain distribution under costs. Under that arrangement, Earlychildhood recorded expenses of $24,000, $96,000 and $54,000 for nine months ended December 31, 1998 and the years ended December 31, 1999 and 2000, respectively.

(12) Credit Facilities

 (a) Short-Term Debt

   Short-term debt consists of the following (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
Outstanding revolver line under:
  Paribas Credit Facility........................................ $2,800 $3,500
Current portion of long-term debt................................    808  1,688
                                                                  ------ ------
    Total short-term debt........................................ $3,608 $5,188
                                                                  ====== ======

 (b) Notes Payable Less Current Installments

   Notes payable less current installments consist of the following (in thousands):

                                                                  December 31,
                                                                  -------------
                                                                   1999   2000
                                                                  ------ ------
Term loan under the Paribas Credit Facility...................... $9,625 $8,938
Other obligations................................................    270    --
                                                                  ------ ------
                                                                   9,895  8,938
Less current portion of long-term debt...........................    808  1,688
                                                                  ------ ------
  Total long-term debt........................................... $9,087 $7,250
                                                                  ====== ======

   On May 5, 1999, the Company entered into a Senior Secured Credit Facility with BNP Paribas, hereinafter, the Paribas Credit Facility. The Paribas Credit Facility consisted of the following components:

     Revolving Line of Credit--The Paribas Credit Facility included a $10 million Senior Secured Revolving Credit Facility, hereinafter, the Revolver, maturing on May 5, 2004. The Revolver is subject to

                               EARLYCHILDHOOD LLC
  a clean-down provision, which requires that the Company limit the outstanding principal balance drawn on the Revolver to a maximum of $3.5 million for 15 consecutive days each year. Additionally, the terms of the Revolver include a $2.5 million limitation on outstanding letters of credit letter of credit sublimit. At the option of the Company, interest on principal borrowings outstanding on the Revolver will accrue at a rate of either lender's base rate plus 2.0% per annum or the adjusted LIBOR rate plus 3.25% per annum. The average annual interest rate charged to the Company on the outstanding principal balance drawn on the Revolver, as of December 31, 1999 was 8.94%. Indebtedness is secured by substantially all of the assets of the Company. The credit facility is available for working capital and general corporate purposes in the ordinary course of business.

     Term Loan--The Paribas Credit Facility included a $10 million term loan component with a final maturity of May 5, 2004. The term loan, which was fully drawn on May 5, 1999, is payable in 16 consecutive quarterly installments commencing March 31, 2000 and continuing until December 31, 2003, with a final payment due on the maturity date. At the option of the Company, interest on principal borrowings outstanding on the term loan will accrue at a rate of either lender's base rate plus 2.0% per annum or the adjusted LIBOR rate plus 3.25% per annum. The average annual interest rate charged to the Company on the outstanding principal balance drawn on the term loan, as of December 31, 1999 was 9.0%.

     Acquisition Line--The Paribas Credit Facility included a $20 million acquisition line with a maturity date of May 5, 2004. Principal balances drawn on the acquisition line are governed by a defined set of covenants.

   As of January 31, 2000, the Senior Secured Credit Facility was amended and restated as follows:

     Revolving Line of Credit--The terms of the Revolver were amended to include the calculation of a collateralized borrowing base. The borrowing base equals the sum of 80% of the aggregate face amount of eligible accounts receivables due and owing; plus 50% of eligible inventory (calculated at the lower of cost or market, on a first in, first out basis).

     Term Loan--Unchanged.

     Acquisition Line--Terminated.

   As of December 31, 2000 the Company has $3.8 million in borrowing capacity under the Paribas Credit Facility. The Company's credit facilities include certain restrictive covenants, which require maintenance of minimum amounts of tangible net worth and EBITDA. The Company was in compliance with such covenants at December 31, 2000.

   Maturities as of December 31, 2000 are as follows (in thousands):

   2001................................................................. $1,688
   2002.................................................................  2,750
   2003.................................................................  3,562
   2004.................................................................    938
   Thereafter...........................................................    --
                                                                         ------
     Total maturities of debt........................................... $8,938
                                                                         ======

                               EARLYCHILDHOOD LLC

(13) Income Taxes

   As a limited liability company, the Company is not subject to income taxes; however its wholly-owned subsidiary, EPI, is a C corporation and therefore is subject to federal and state income taxes. QTL was a C corporation until April 1, 1998 when it elected S corporation status. As an S corporation, QTL's income and deductions were reported by the Company's shareholders who are taxed on such income or loss. While QTL's income generally was not subject to federal income tax, it was subject to certain state income taxes.

   The following table reflects actual income taxes based on the income tax status of the Company and its subsidiary combined with QTL for the respective periods (in thousands):

                                                    Nine Months   Years ended
                                                       Ended     December 31,
                                                    December 31, ---------------
                                                        1998      1999    2000
                                                    ------------ -------  ------
Federal:
  Current..........................................     $ 46     $ 1,068  $ 441
  Deferred.........................................       14        (192)  (181)
                                                        ----     -------  -----
  Total............................................     $ 60     $   876  $ 260
                                                        ====     =======  =====
State:
  Current..........................................     $ 86     $   121  $  47
  Deferred.........................................       36         (15)   (21)
                                                        ----     -------  -----
  Total............................................     $122     $   106  $  26
                                                        ====     =======  =====
Total income tax expense (benefit):
  Current..........................................     $132     $ 1,189  $ 488
  Deferred.........................................       50        (207)  (202)
                                                        ----     -------  -----
  Total............................................     $182     $   982  $ 286
                                                        ====     =======  =====

   The Company's actual tax expense (benefit) differs from the statutory federal income tax rate of 34% as shown in the following schedule (in thousands):

                                                  Nine months   Years ended
                                                     Ended      December 31,
                                                  December 31, ---------------
                                                      1998      1999    2000
                                                  ------------ ------  -------
Income tax expense (benefit) at statutory rate..      $623     $1,154  $(1,127)
Effect of (income) loss not subject to federal
 taxes..........................................      (623)      (389)   1,169
State income taxes..............................       108         50       17
Nondeductible amortization of goodwill..........       --         173      227
Effect of change in tax status..................        74          9      --
Other...........................................       --         (15)     --
                                                      ----     ------  -------
Actual tax expense..............................      $182     $  982  $   286
                                                      ====     ======  =======

                               EARLYCHILDHOOD LLC

   The following table displays the tax effects of temporary differences, which are primarily related to EPI (in thousands):

                                                                December 31,
                                                                --------------
                                                                 1999    2000
                                                                ------  ------
Deferred tax assets:
  Allowance for bad debts...................................... $   13  $   47
  Accrued expenses.............................................     60      51
  State taxes..................................................     62      30
                                                                ------  ------
                                                                   135     128
Deferred tax liabilities:
  Property and equipment.......................................    (37)    (66)
  Inventory....................................................   (723)   (485)
                                                                ------  ------
Net deferred tax liability..................................... $ (625) $ (423)
                                                                ======  ======

   Due to the nontaxable status of Earlychildhood, no deferred tax assets or liabilities have been established relating to the differences between book and tax basis of LLC assets and liabilities. As of December 30, 2000 the net tax basis of Earlychildhood's assets and liabilities exceeded the net book basis by $916,000.

   The Company has presented pro forma income tax expense for the year ended December 31, 2000, on the consolidated statements of operations as if Earlychildhood was subject to federal and state income taxes as a C corporation. Such pro forma income tax expense differs from the statutory rate primarily due to the amortization of goodwill and certain intangible assets, which are not deductible for tax purposes and the effect of state income taxes.

(14) Retirement Savings Plans

   Employees of the Company are eligible to participate in the Earlychildhood Retirement Savings Plan ("the Plan") amended and restated as of September 9, 1999. The Plan is a defined contribution plan operating under section 401(k) of the Internal Revenue Service Code. Under the Plan, employees are eligible to participate after completing one year of service. Participants may defer up to 15% of their compensation to a maximum of $10,500 as a contribution to the Plan. The Company matches 50% of the employee contributions to the Plan up to a maximum of 6% of participant contributions.

   Participant contributions are 100% vested immediately. Employer contributions are subject to the following vesting schedule:

   Year 3 of service.......................................................  20%
   Year 4 of service.......................................................  40%
   Year 5 of service.......................................................  60%
   Year 6 of service.......................................................  80%
   Year 7 of service....................................................... 100%

   The Company's expense was $25,000 for the nine months ended December 31, 1998 and $48,000 and $117,000 for the years ended December 31, 1999 and 2000, respectively.

                               EARLYCHILDHOOD LLC

(15) Members' Equity
   Upon formation of Earlychildhood under its former name Elliott Mair LLC in 1995, membership interests were established at 62% and 38% between the two then existing members, based upon their respective capital contributions. These two members were also the owners of QTL. Net income of Earlychildhood was allocated based upon each member's percentage interest.

   Per the amended and restated Operating Agreement of Earlychildhood (the "Operating Agreement") entered into as of May 5, 1999 and as a result of the Company's recapitalization, four classes of membership interests were established: Classes A, B, C, and D. No Class D interests have ever been issued. The following table sets forth the relative membership interests for each outstanding class of interests as of December 31, 1999 and December 31, 2000:

                       Membership
                        Interests
                     ----------------
                      December 31,
                     ----------------
               Class  1999      2000
               -----  ----    -------
                 A    51.7%     50.5%
                 B    47.9%     48.1%
                 C     0.4%      1.4%

   Upon execution of the Operating Agreement, Educational Simon, L.L.C. made a capital contribution of $8,172,000. To the extent that Educational Simon, L.L.C. did not make a cumulative capital contribution of $20,000,000, gross of transaction fees by July 31, 2000, the Operating Agreement provided that a proportionate share of membership interests would be reallocated as Class B membership interests to the Class B members. Educational Simon, L.L.C. made such $11,828,000 additional capital contributions during the period from May 5, 1999 through July 31, 2000.

   In addition, the Operating Agreement provides that if Earlychildhood met certain targeted operating results for the twelve month period ended March 31, 2000, QTL Corporation would receive additional Class B membership interests. Based on those provisions, after meeting certain of the targets, QTL received additional Class B membership interests of 0.67% in April 2000, which ratably diluted certain of the other members. Such reallocations of membership interests were not contingent on the continued employment of any QTL employees and have been reflected as a reallocation between the respective classes of members' equity.

   Net income is allocated to the members as follows:

  . First, to the Class A member in an amount equal to their preferred return amount. The preferred return is calculated as a 10% annual return on the amount of its unreturned capital contributions taking into account the amount and timing of the capital contributions.

  . Second, to the Class A, B and C members, pro rata in accordance with their relative percentage interests until the Class A member receives at least a 25% internal rate of return, as defined by the Operating Agreement.

  . Thereafter, to the members, pro rata in accordance with their relative percentage interest.

   Net losses are allocated to the members as follows:

  . First, to the Class A, B and C members, pro rata in accordance with their relative percentage interests until amounts equal to the cumulative net income previously allocated to such members excluding preferred return allocations, in excess of the cumulative cash distributions are allocated.

  . Second, to the Class B members, in an amount equal to the contributed capital, including the fair value of property contributed, in excess of the cumulative cash distributions.

  . Third, to the Class A member until amounts equal to the cumulative net income previously allocated to such member including preferred return allocations, in excess of the cumulative cash distributions are allocated.

                               EARLYCHILDHOOD LLC

  . Next, to the Class A, B and C members, pro rata in accordance with their relative positive capital account balances.

  . Thereafter, to Class A and B members', pro rata in accordance with their relative percentage interests.

   The management committee is comprised of six members, three of whom are designated by Educational Simon, L.L.C., two of whom are designated by QTL and one who is appointed upon the mutual agreement of Educational Simon, L.L.C. and QTL.

   In May 2000, the Company issued Class C membership interests of 1% to certain members of its management committee. Such members were not employees of the Company or affiliates of Educational Simon, L.L.C. or QTL. The membership interests were fully vested upon issuance. The fair value of the Class C membership interests of $421,000 has been recorded in selling, general and administrative expense during the nine months ended September 30, 2000.

(16) Options to Purchase Membership Interests

   Effective June 20, 2000, the Company adopted the 2000 Management Equity Incentive Option Plan (the "2000 Plan"), pursuant to which the Company's management committee may grant options to eligible employees and consultants to purchase Class C membership interests. A total of approximately 9% of Earlychildhood's membership interests were available for issue under the 2000 Plan. The interests issued under the 2000 Plan will dilute the Class A and B members on a pro-rata basis.

   Options issued in 2000 become exercisable at a rate of 33.3% per year on the anniversary date of grant and expire ten years from the date of grant. The membership interests which are acquired by virtue of exercise of the options, are subject to repurchase by the Company at cost in the event of employee termination for any reason other than for cause. Such repurchase provisions lapse at an annual rate of 20% each year, measured from the grant date. On September 1, 2000 the initial option grant under the 2000 Plan was made to Company employees. The grant represented 6.6% of the Company's membership interests at an exercise price of $42.50 per .01% interest.

   The Company recorded deferred compensation of $2,761,400 as of December 31, 2000, representing the difference between the exercise price and the implied fair value of the related membership interests at the date of grant. The implied fair value was calculated based upon assumed conversion to shares of LearningStar in conjunction with the proposed combination of the Company with SmarterKids.com, Inc. ("SmarterKids.com") (see Note 22). Such implied fair value was based upon the fair market value of SmarterKids.com at the announcement date of the proposed combination. The deferred compensation reflected in membership interests is being amortized over five years, which represents the period over which the repurchase provisions ratably lapse. Of the total deferred compensation amount, $184,000 has been amortized as of December 31, 2000.

   As of December 31, 2000, all of the options issued, representing 6.6% of Earlychildhood's membership interests, are outstanding. None of the options are exercisable at December 31, 2000.

   The fair value of each option grant is established on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants for the year ended December 31, 2000: volatility of 60%, risk-free rate of 5.75%, expected life of options of ten years and no dividend yield. The weighted average fair value of options granted during the year ended December 31, 2000 was approximately $420,000 per 1% Class C membership interest.

   Had compensation expense for these awards been determined based on the fair value at the date of grant consistent with the method prescribed by SFAS No. 123, the Company's pro forma net loss would have been $3,602,000 for the year ended December 31, 2000.

                               EARLYCHILDHOOD LLC

(17) Lease Commitments

   The Company leases its facilities and certain equipment under noncancelable lease agreements, which expire at various dates. Future minimum lease payments as of December 31, 2000 under operating leases are as follows (in thousands):

                                                                       Operating
                                                                        Leases
                                                                       ---------
   2001...............................................................  $ 2,569
   2002...............................................................    2,627
   2003...............................................................    2,573
   2004...............................................................    2,347
   2005...............................................................    1,940
   Thereafter.........................................................    4,382
                                                                        -------
                                                                        $16,438
                                                                        =======

   As provided in SFAS No. 13, "Accounting for Leases", rental expenses for certain operating lease agreements with step rent increases are recognized on a straight-line basis over the term of the lease. Total rental expense under operating leases was $227,000 for the nine months ended December 31, 1998, $1,027,000 and $2,579,000 for the years ended December 31, 1999 and 2000, respectively.

   As stated in Note 11, the Company leases one of its warehouse facilities from an affiliate of one of its members.

(18) Segment Information

   The Company has adopted the provisions of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting by public business enterprises of information about operating segments, products and services, geographic areas and major customers. The method for determining the Company's operating segments is based on the internal organization that is used by management for making operating decisions and assessing performance.

   The Company's chief operating decision maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information by operating segment for purposes of making operating decisions and assessing financial performance. The Company presently operates in two segments, DSS and EPI. DSS includes the brand names Discount School Supply, Earlychildhood NEWS and Earlychildhood.com. DSS supplies educational products and information through multiple channels to early childhood professionals and parents. EPI sells school supplies to elementary schools, teachers and other educational organizations.

                               EARLYCHILDHOOD LLC

   The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. There were no intersegment sales. Segment identifiable assets are those which are directly used in or identified to segment operations. The Company's profit measure of EBITDA represents net income adding back depreciation and amortization, interest and income taxes. Information regarding DSS and EPI is as follows:

                                                        DSS      EPI     Total
                                                      -------  -------  -------
                                                          (in thousands)
Year ended December 31, 1999:
  Revenues........................................... $38,111  $22,923  $61,034
  EBITDA.............................................   2,387    2,800    5,187
  Amortization and depreciation......................     424      539      963
  Interest expense...................................     818       11      829
  Net income.........................................     986    1,427    2,413
  Assets.............................................  13,537   15,378   28,915
  Capital expenditures............................... $ 1,387  $   194  $ 1,581

Year ended December 31, 2000:
  Revenues........................................... $52,463  $27,937  $80,400
  EBITDA.............................................    (637)   1,043      406
  Amortization and depreciation......................   1,294      809    2,103
  Interest expense (net).............................   1,618      --     1,618
  Net income (loss)..................................  (3,548)     (53)  (3,601)
  Assets.............................................  22,569   15,573   38,142
  Capital expenditures............................... $ 2,944  $   446  $ 3,390

   Prior to the May 5, 1999 acquisition of EPI, the Company operated in only one segment, DSS. DSS performs limited administrative activities, including certain accounting and information system functions on behalf of EPI. DSS charges EPI based on estimates of its actual costs for such activities. Intersegment charges amounted to $108,000 and $120,000 for the years ended December 31, 1999 and December 31, 2000, respectively.

                               EARLYCHILDHOOD LLC

(19) Quarterly Financial Information (Unaudited)

                               Quarter Ended (in thousands)
                         -------------------------------------------
                         March 31  June 30  September 30 December 31
                         --------  -------  ------------ -----------
1998:
Revenues................           $ 5,670    $ 9,128      $ 5,988
Gross profit............             2,407      3,803        2,422
Operating income........               746      1,428         (152)
Income (loss) before
 income taxes...........               693      1,383         (245)
Net income (loss).......           $   578    $ 1,301      $  (230)
1999:
Revenues................ $  7,049  $12,557    $29,650      $11,778
Gross profit............    3,037    4,961     10,884        4,926
Operating income........      469    1,073      4,594       (1,912)
Income (loss) before
 income taxes...........      406      898      4,319       (2,228)
Net income (loss)....... $    399  $   605    $ 3,170      $(1,761)
2000:
Revenues................ $ 12,503  $18,459    $36,852       12,586
Gross profit............    4,577    7,211     13,441        4,510
Operating income........   (2,152)    (545)     5,047       (4,047)
Income (loss) before
 income taxes...........   (2,454)    (990)     4,754       (4,625)
Net income (loss)....... $ (1,941) $  (793)   $ 3,100       (3,967)

(20) Legal Proceedings

   The Company is involved in litigation arising in the ordinary course of business. While the ultimate results of such proceedings cannot be predicted with certainty, management expects that these matters will not have a material adverse effect on the Company's financial position or results of operations.

(21) Combining Financial Information

   The recapitalization of Earlychildhood has been accounted for as an "as-if-pooling" and accordingly, the historical consolidated financial statements have been restated to include the accounts and results of operations of Earlychildhood and QTL back to the beginning of the fiscal year ended March 31, 1998. The results of operations previously reported by the separate businesses and the combined amounts presented in the accompanying consolidated financial statements are presented below.

                                                   Nine Months
                                                      Ended       Years Ended
                                                   December 31,  December 31,
                                                       1998      1999    2000
                                                   ------------ ------- -------
Revenue
Earlychildhood....................................   $   148    $51,871 $80,400
QTL...............................................    20,782      9,163     --
Eliminations......................................      (144)       --      --
                                                     -------    ------- -------
                                                     $20,786    $61,034 $80,400
                                                     =======    ======= =======
Net income
Earlychildhood....................................   $    11    $ 1,908 $(3,601)
QTL...............................................     1,638        505     --
                                                     -------    ------- -------
                                                     $ 1,649    $ 2,413 $(3,601)
                                                     =======    ======= =======

                               EARLYCHILDHOOD LLC

   Rental income from the Earlychildhood's distribution center lease to QTL, which ended on May 5, 1999 has been eliminated in the consolidated financial statements. There were no other transactions between Earlychildhood and QTL prior to the recapitalization.

(22) Proposed Combination

   On November 14, 2000, the Company entered into an agreement to combine with SmarterKids.com. In the proposed transaction, the Company's members will exchange their membership interests and SmarterKids.com's shareholders will convert their shares for shares of common stock of LearningStar, a newly-formed company. In addition, holders of options to purchase Earlychildhood membership interests will exchange their Earlychildhood options for options to purchase common stock of LearningStar. After the exchange, the Company's members and option holders will own approximately two-thirds of LearningStar's shares on a diluted basis.

   The combination agreement provides that each of the outstanding classes of LLC members will receive shares of LearningStar at the following exchange ratios:

                                                                  LearningStar
                                                                 shares received
                                                                  per .00001%
                                                                   Membership
                                                                    interest
                                                                ----------------
   Class A Members.............................................      4.9951
   Class B Members.............................................      4.6781
   Class C Members.............................................      2.3365

   The Company is required to obtain the consent of the lenders under the Paribas Credit Facility to complete the combination. If the Company is unable to obtain the lenders' consent, the credit facility could be declared in default and any borrowings under the credit facility would become due and payable. In addition, the completion of the combination is subject to certain conditions including approval by the SmarterKids.com stockholders.

                          Independent Auditors' Report

The Board of Directors
Educational Products, Inc.:

   We have audited the accompanying balance sheets of Educational Products, Inc. ("the Company") as of March 31, 1999 and May 5, 1999 and the related statements of operations, stockholders' equity and cash flows for the year ended March 31, 1999 and the 35-day period ended May 5, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Educational Products, Inc. as of March 31, 1999 and May 5, 1999, and the results of its operations and its cash flows for the year ended March 31, 1999 and the 35-day period ended May 5, 1999 in conformity with generally accepted accounting principles.

KPMG LLP

San Francisco, California
December 3, 1999

                           EDUCATIONAL PRODUCTS, INC.

                                 Balance Sheets
                                 (In thousands)

                                                              March 31, May 5,
                                                                1999     1999
                                                              --------- -------
                           ASSETS
Current assets:
  Cash and cash equivalents..................................  $   --   $ 1,631
  Accounts receivable, less allowance for doubtful accounts
   of $50,000 as of March 31, 1999 and May 5, 1999...........      944      629
  Inventories................................................    8,820   10,565
  Prepaid income taxes.......................................       14       10
  Other current assets.......................................      164      157
                                                               -------  -------
    Total current assets.....................................    9,942   12,992
  Property and equipment, net................................      276      277
  Other assets...............................................       51       84
                                                               -------  -------
    Total assets.............................................  $10,269   13,353
                                                               =======  =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft.............................................  $   379  $   --
  Line of credit.............................................      270    1,500
  Note payable to stockholders...............................    1,125    1,125
  Note payable Earlychildhood................................      --     1,850
  Accounts payable...........................................    5,173    6,134
  Accrued expenses...........................................      660      439
  Deferred income taxes......................................      744      594
                                                               -------  -------
    Total current liabilities................................    8,351   11,642
  Deferred income taxes......................................       51       49
                                                               -------  -------
    Total liabilities........................................    8,402   11,691
                                                               -------  -------
Stockholders' equity:
  Common stock, no par value, 10,000 shares authorized; 1,000
   shares issued and outstanding.............................        1        1
  Retained earnings..........................................    1,866    1,661
                                                               -------  -------
    Total stockholders' equity...............................    1,867    1,662
                                                               -------  -------
                                                               $10,269  $13,353
                                                               =======  =======


                See accompanying notes to financial statements.

                           EDUCATIONAL PRODUCTS, INC.

                            Statements of Operations
                                 (In thousands)

                                                      Year ended Thirty-five-day
                                                      March 31,   period ended
                                                         1999      May 5, 1999
                                                      ---------- ---------------
Net sales............................................  $21,304        $ 422
Cost of goods sold...................................   14,011          296
                                                       -------        -----
    Gross profit.....................................    7,293          126
                                                       -------        -----
Operating expenses:
  Selling............................................      228           12
  General and administrative.........................    6,523          452
                                                       -------        -----
                                                         6,751          464
                                                       -------        -----
    Operating income (loss)..........................      542         (338)
                                                       -------        -----
Other income (expense):
  Interest income....................................       49          --
  Interest expense...................................     (112)         (15)
                                                       -------        -----
    Total other expense..............................      (63)         (15)
                                                       -------        -----
Income (loss) before income taxes....................      479         (353)
Income tax expense (benefit).........................      184         (148)
                                                       -------        -----
    Net income (loss)................................  $   295        $(205)
                                                       =======        =====




                See accompanying notes to financial statements.

                           EDUCATIONAL PRODUCTS, INC.

                       Statements of Stockholders' Equity
     Year ended March 31, 1999 and thirty-five-day period ended May 5, 1999
                     (In thousands, except per share data)

                                                                       Total
                                          Number          Retained stockholders'
                                         of shares Amount earnings    equity
                                         --------- ------ -------- -------------
Balances, April 1, 1998.................   1,000    $ 1    $1,571     $1,572
Net income..............................     --     --        295        295
                                           -----    ---    ------     ------
Balances, March 31, 1999................   1,000      1     1,866      1,867
Net loss................................     --     --       (205)      (205)
                                           -----    ---    ------     ------
Balances, May 5, 1999...................   1,000    $ 1    $1,661     $1,662
                                           =====    ===    ======     ======




                See accompanying notes to financial statements.

                           EDUCATIONAL PRODUCTS, INC.

                            Statements of Cash Flows
                                 (In thousands)

                                                     Year ended Thirty-five-day
                                                     March 31,   period ended
                                                        1999      May 5, 1999
                                                     ---------- ---------------
Cash flows from operating activities:
  Net income (loss).................................  $   295       $  (205)
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
    Depreciation and amortization...................      100             8
    Deferred income taxes...........................      245          (152)
    Gain on disposal of property and equipment......       (4)          --
    Changes in operating assets and liabilities:
      Accounts receivable...........................     (272)          315
      Inventories...................................   (1,992)       (1,745)
      Other current assets..........................     (200)            7
      Prepaid income taxes..........................      --              4
      Other assets..................................       21           (33)
      Accounts payable..............................    1,858           962
      Accrued expenses..............................       76          (222)
                                                      -------       -------
        Net cash provided by (used in) operating
         activities.................................      127        (1,061)
                                                      -------       -------
Cash flows from investing activities:
  Proceeds from sale of property and equipment......        4           --
  Purchase of property and equipment................     (106)           (9)
                                                      -------       -------
        Net cash used in investing activities.......     (102)           (9)
                                                      -------       -------
Cash flows from financing activities:
  Drawdowns on line of credit.......................       20         1,230
  Repayments on notes payable to stockholders.......   (1,275)          --
  Proceeds from notes payable to stockholders.......    1,250           --
  Proceeds from note payable to Earlychildhood......      --          1,850
                                                      -------       -------
        Net cash (used in) provided by financing
         activities.................................       (5)        3,080
                                                      -------       -------
Net increase in cash and cash equivalents...........       20         2,010
Cash and cash (overdraft) equivalents beginning of
 period.............................................     (399)         (379)
                                                      -------       -------
Cash and cash (overdraft) equivalents end of
 period.............................................  $  (379)      $ 1,631
                                                      =======       =======
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest........................................  $   112       $     6
                                                      =======       =======
    Income taxes....................................  $    28       $   --
                                                      =======       =======

                See accompanying notes to financial statements.

                          EDUCATIONAL PRODUCTS, INC.

                         Notes to Financial Statements

(1) Organization of the Company

   Educational Products, Inc. (the "Company"), a Texas corporation, was incorporated on February 13, 1980.

   The Company sells school supplies to elementary schools, teachers and other educational organizations. The Company's business cycle is highly seasonal. Substantially all sales activity occurs during the period from May through August, with a need to draw upon financial resources to fund working capital in advance of the peak of the Company's business cycle.

   On May 5, 1999, 100% of the common stock of the Company was acquired by Earlychildhood LLC, or Earlychildhood, a fully integrated, multi-channel supplier of educational products, services and information to parents, as well as educational professionals and schools serving the early childhood and elementary age communities. The consideration for the acquisition was $6.8 million in cash and membership interests in Earlychildhood valued at $1.6 million. In conjunction with the acquisition, the notes payable to stockholders and amounts outstanding under the line of credit were repaid. Financial statements reflect the financial position and the operating results on a historical cost basis immediately prior to the acquisition of EPI by Earlychildhood.

(2) Summary of Significant Accounting Policies

 (a) Cash and Cash Equivalents

   The Company considers all highly liquid investments with a remaining maturity of three months or less at the date of the acquisition to be cash equivalents.

 (b) Inventories

   The Company values inventories at the lower of cost or market, using the average cost method.

 (c) Deferred Catalog Costs

   Deferred catalog costs reflected with other current assets, which include paper, production, printing and postage, are reflected with other current assets and are amortized in amounts proportionate to revenues over the life of the catalog, which is approximately one year. Amortization expense related to deferred catalog costs is included in the statements of income as a component of selling expenses. Such amortization expense for the year ended March 31, 1999 and the 35-day period ended May 5, 1999 was $25,000 and $1,000, respectively.

 (d) Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are expensed as incurred. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the respective assets. The estimated useful lives range from five to seven years for furniture, fixtures and equipment.

 (e) Other Current Assets and Other Assets

   Other assets consist of security deposits and prepaid expenses.

 (f) Income Taxes

   Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying

                           EDUCATIONAL PRODUCTS, INC.

amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (g) Revenue Recognition

   The Company recognizes revenue from product sales upon the delivery of products. Provisions for estimated returns and allowances are recorded as a reduction to sales and cost of sales. The Company has arrangements with certain customers under which it delivers products on a consignment basis. The Company records revenue related to these arrangements once the products are sold through to the end user.

 (h) Fair Value of Financial Instruments

   The carrying value for cash and cash equivalents, accounts receivable, short-term debt, accounts payable and notes payable approximate fair value because of the short-term nature of these instruments. The carrying value of notes payable approximates their fair values due to variable interest rates.

 (i) Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Other Current Assets

   Other current assets consist of the following as of March 31, 1999 and May 5, 1999 (in thousands):

                                                              March 31, May 5,
                                                                1999     1999
                                                              --------- ------
   Deferred catalog costs....................................   $135     $134
   Other.....................................................     29       23
                                                                ----     ----
                                                                $164     $157
                                                                ====     ====

(4) Property and Equipment

   A summary of property and equipment as of March 31, 1999 and May 5, 1999 is as follows (in thousands):

                                                                March 31, May 5,
                                                                  1999     1999
                                                                --------- ------
   Machinery and equipment.....................................   $ 726    $735
   Furniture and fixtures......................................      87      87
                                                                  -----    ----
                                                                    813     822
   Less accumulated depreciation...............................    (537)   (545)
                                                                  -----    ----
                                                                  $ 276    $277
                                                                  =====    ====

                           EDUCATIONAL PRODUCTS, INC.

(5) Accrued Expenses

   Accrued expenses consist of the following as of March 31, 1999 and May 5, 1999 (in thousands):

                                                                March 31, May 5,
                                                                  1999     1999
                                                                --------- ------
   Employee stock ownership plan payable.......................   $310     $--
   Employee related accruals...................................    290      274
   Other.......................................................     60      165
                                                                  ----     ----
                                                                  $660     $439
                                                                  ====     ====

   As of May 5, 1999, the Company had established an employee stock ownership plan ("ESOP"), but it did not own any of the Company's stock. The ESOP was terminated in conjunction with the acquisition by Earlychildhood.

(6) Line of Credit

   The Company has an available a revolving line of credit of $1.5 million. Borrowings under the line of credit bear interest at the bank's index rate (currently 8%) plus 0.75%. Borrowings outstanding were $270,000 and $1,500,000 as of March 31, 1999 and May 5, 1999, respectively. The credit facility is secured by certain assets of the Company. All outstanding borrowings were repaid on May 5, 1999 in conjunction with the acquisition by Earlychildhood (Note 1).

(7) Notes Payable

   Notes payable consist of the following as of March 31, 1999 and May 5, 1999 (in thousands):

                                                              March 31, May 5,
                                                                1999     1999
                                                              --------- ------
   Note payable to stockholders at prime rate plus 1% (8.75%
    at May 5, 1999).........................................   $1,125   $1,125
   Note payable to Earlychildhood...........................      --     1,850
                                                               ------   ------
                                                               $1,125   $2,975
                                                               ======   ======

   The notes to stockholders are considered current as of March 31, 1999 and May 5, 1999 as they were repaid subsequent to year end (Note 1). The fair value of the notes approximates the carrying value as of March 31, 1999 and May 5, 1999.

   The note payable to Earlychildhood represents amounts advanced to the Company to be used to pay off the note payable to stockholders (Note 1).

(8) Employee Stock Ownership Plan

   The Company has an employee stock ownership program ("ESOP") in which eligible employees are allowed to participate. Contributions are determined at the Company's discretion. Contributions during the year ended March 31, 1999 and the 35-day period ended May 5, 1999 amounted to $290,000 and $310,000, respectively. As of March 31, 1999, no shares were held by the ESOP. The value of the assets held by the plan amounted to $947,000 and $214,000 as of March 31, 1999 and May 5, 1999, respectively.

                           EDUCATIONAL PRODUCTS, INC.

(9) Income Taxes

   Income tax expense (benefit) consisted of the following for the year ended March 31, 1999 and the period ended May 5, 1999 (in thousands):

                                                       Current Deferred Total
                                                       ------- -------- -----
   Year ended March 31, 1999:
     Federal..........................................  $(68)   $ 217   $ 149
     State............................................     7       29      35
                                                        ----    -----   -----
                                                        $(61)   $ 246   $ 184
                                                        ====    =====   =====
   Period ended May 5, 1999:
     Federal..........................................  $--     $(142)  $(142)
     State............................................     4      (10)     (6)
                                                        ----    -----   -----
                                                        $  4    $(152)  $(148)
                                                        ====    =====   =====

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 1999 and May 5, 1999 are presented below (in thousands):

                                                    Year ended Thirty-five-day
                                                    March 31,   period ended
                                                       1999      May 5, 1999
                                                    ---------- ---------------
   Deferred income tax assets:
     Net operating loss............................   $  45         $ 222
     Allowance for doubtful accounts...............      19            18
     Accrued vacation..............................      31            34
     State taxes...................................      32           --
     Other.........................................      15             6
                                                      -----         -----
       Deferred tax assets.........................     142           280
   Deferred income tax liabilities:
     Property and equipment, principally due to
      differences in depreciation..................     (51)          (49)
     Inventory.....................................    (886)         (874)
                                                      -----         -----
       Net deferred tax asset (liability)..........   $(795)        $(643)
                                                      =====         =====

   The Company's management believes that it is more likely than not that its deferred tax amount will be realized. Accordingly, no valuation allowance has been established.

   The actual income tax expense differs from the "expected" income tax expense, computed by applying the U.S. federal income statutory tax rate of 34% to income before income taxes as follows (in thousands):

                                                    Year ended Thirty-five-day
                                                    March 31,   period ended
                                                       1999      May 5, 1999
                                                    ---------- ---------------
   Computed "expected" tax (benefit) expense.......    $163         $(120)
   Increase resulting from:
     State income tax, net of federal income tax
      benefit......................................      23            (4)
     Other permanent differences...................      (2)          (24)
                                                       ----         -----
                                                       $184         $(148)
                                                       ====         =====

                           EDUCATIONAL PRODUCTS, INC.

                         Notes to Financial Statements


   The net operating loss represents an interim period loss which will be offset against taxable income generated by the Company subsequent to the acquisition by Earlychildhood. The utilization of such interim net operating losses will not be impacted by the aquisition due to the acquirer's limited liability company status.

(10) Lease Commitments

   The Company leases its facilities and certain equipment under noncancelable lease agreements which expire at various dates. Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

                                                     Year ended Thirty-five-day
                                                     March 31,   period ended
                                                        1999      May 5, 1999
                                                     ---------- ---------------
   2000.............................................   $  586       $  529
   2001.............................................      242          242
   2002.............................................      242          242
   2003.............................................      230          230
   2004.............................................      164          164
   Thereafter.......................................      --           --
                                                       ------       ------
     Total future minimum lease payments under
      operating leases..............................   $1,464       $1,407
                                                       ======       ======

   Total rental expense under operating leases was $605,000 and $39,000 for the year ended March 31, 1999 and the 35-day period ended May 5, 1999, respectively.

(11) Legal Proceedings

   The Company is involved in litigation arising in the ordinary course of its business. While the ultimate results of such proceedings cannot be predicted with certainty, management expects that these matters will not have a material adverse effect on the Company's financial position or results of operations.

                                                                         ANNEX A

                                                                  EXECUTION COPY

             CONTRIBUTION AGREEMENT AND PLAN OF REORGANIZATION AND

                                     MERGER

                                  BY AND AMONG

                            EARLYCHILDHOOD.COM, LLC,

                             SMARTERKIDS.COM, INC.,

                         S-E EDUCATIONAL HOLDINGS CORP.

                                      AND

                          S-E EDUCATIONAL MERGER CORP.

                               ----------------

                         DATED AS OF NOVEMBER 14, 2000

                               ----------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
 ARTICLE I. THE CONTRIBUTION AND THE MERGER..............................   A-2
    Section 1.1  Certificate of Incorporation and Bylaws of Holdings....    A-2
    Section 1.2  The Contribution.......................................    A-2
    Section 1.3  The SmarterKids Merger.................................    A-3
    Section 1.4  Effective Time.........................................    A-3
    Section 1.5  Closing................................................    A-3
    Section 1.6  Effect of the Contribution.............................    A-3
    Section 1.7  Effect of the SmarterKids Merger.......................    A-3
    Section 1.8  Organizational Documents of Earlychildhood.............    A-3
    Section 1.9  Certificate of Incorporation and Bylaws of the
                 Surviving Corporation..................................    A-3
    Section 1.10 Management of Earlychildhood Following the
                 Contribution; Directors and Officers of the Surviving
                 Corporation............................................    A-4
    Section 1.11 Earlychildhood Employees...............................    A-4

 ARTICLE II. EXCHANGE AND CONVERSION OF SECURITIES.......................   A-4
    Section 2.1  Exchange of LLC Interests of Earlychildhood............    A-4
    Section 2.2  Conversion of SmarterKids Capital Stock................    A-4
    Section 2.3  Treatment of Outstanding Options, SmarterKids Warrants,
                 and SmarterKids Employee Stock Purchase Plan...........    A-5
    Section 2.4  Cancellation of Holdings Common Stock..................    A-6
    Section 2.5  Exchange of Certificates...............................    A-6

 ARTICLE III. REPRESENTATIONS AND WARRANTIES OF EARLYCHILDHOOD...........   A-9
    Section 3.1  Organization of Earlychildhood.........................    A-9
    Section 3.2  Earlychildhood Capital Structure.......................   A-10
    Section 3.3  Authority; No Conflict; Required Filings and Consents..   A-11
    Section 3.4  Books and Records......................................   A-12
    Section 3.5  Financial Information..................................   A-12
    Section 3.6  No Undisclosed Liabilities.............................   A-12
    Section 3.7  Absence of Certain Changes or Events...................   A-12
    Section 3.8  Taxes..................................................   A-14
    Section 3.9  Properties.............................................   A-15
    Section 3.10 Intellectual Property..................................   A-15
    Section 3.11 Product Warranty and Liability.........................   A-17
    Section 3.12 Material Contracts.....................................   A-17
    Section 3.13 Litigation.............................................   A-18
    Section 3.14 Environmental Matters..................................   A-18
    Section 3.15 Employee Benefit Plans.................................   A-19
    Section 3.16 Compliance With Laws...................................   A-21
    Section 3.17 Tax Matters............................................   A-21
    Section 3.18 Registration Statement; Proxy Statement/Prospectus.....   A-21
    Section 3.19 Labor Matters..........................................   A-22
    Section 3.20 Insurance..............................................   A-22
    Section 3.21 No Existing Discussions................................   A-22
    Section 3.22 Consent................................................   A-22
    Section 3.23 Management Committee Approval..........................   A-22

                                                                           Page
                                                                           ----
 ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF SMARTERKIDS................ A-23
    Section 4.1  Organization of SmarterKids.............................  A-23
    Section 4.2  SmarterKids Capital Structure...........................  A-23
    Section 4.3  Authority; No Conflict; Required Filings and Consents...  A-24
    Section 4.4  SEC Filings; Financial Statements.......................  A-25
    Section 4.5  No Undisclosed Liabilities..............................  A-25
    Section 4.6  Absence of Certain Changes or Events....................  A-26
    Section 4.7  Taxes...................................................  A-27
    Section 4.8  Properties..............................................  A-28
    Section 4.9  Intellectual Property...................................  A-28
    Section 4.10 Product Warranties and Liability........................  A-29
    Section 4.11 Agreements, Contracts and Commitments...................  A-30
    Section 4.12 Litigation..............................................  A-31
    Section 4.13 Environmental Matters...................................  A-31
    Section 4.14 Employee Benefit Plans..................................  A-31
    Section 4.15 Compliance With Laws....................................  A-33
    Section 4.16 Tax Matters.............................................  A-33
    Section 4.17 Registration Statement; Proxy Statement/Prospectus......  A-34
    Section 4.18 Labor Matters...........................................  A-34
    Section 4.19 Insurance...............................................  A-34
    Section 4.20 Opinion of Financial Advisor............................  A-34
    Section 4.21 No Existing Discussions.................................  A-34
    Section 4.22 Board Recommendation....................................  A-34
    Section 4.23 Voting Requirements.....................................  A-34
    Section 4.24 Section 203 of the DGCL Not Applicable..................  A-35

 ARTICLE V. COVENANTS..................................................... A-35
    Section 5.1  Conduct of Business.....................................  A-35
    Section 5.2  Cooperation; Notice; Cure...............................  A-37
    Section 5.3  No Solicitation.........................................  A-37
    Section 5.4  No Negotiation..........................................  A-39
    Section 5.5  Proxy Statement/Prospectus; Registration Statement......  A-40
    Section 5.6  Nasdaq Quotation........................................  A-40
    Section 5.7  Access to Information...................................  A-40
    Section 5.8  SmarterKids Stockholders' Meeting.......................  A-41
    Section 5.9  Legal Conditions to Merger..............................  A-41
    Section 5.10 Earlychildhood Financial Statements.....................  A-42
    Section 5.11 Public Disclosure.......................................  A-42
    Section 5.12 Non-recognition Exchange................................  A-42
    Section 5.13 Affiliate Agreements....................................  A-42
    Section 5.14 Nasdaq Quotation........................................  A-42
    Section 5.15 Stock Plans.............................................  A-42
    Section 5.16 Employee Stock Purchase Plan............................  A-44
    Section 5.17 Non-Employee Director Plan..............................  A-44
    Section 5.18 Brokers or Finders......................................  A-44
    Section 5.19 Indemnification.........................................  A-44
    Section 5.20 Letter of SmarterKids' Accountants......................  A-45
    Section 5.21 Letter of Earlychildhood's Accountants..................  A-45
    Section 5.22 Post-Transaction Corporate Governance of Holdings.......  A-45
    Section 5.23 Name of Holdings........................................  A-46
    Section 5.24 Conveyance Taxes........................................  A-46
    Section 5.25 SmarterKids Minimum Closing Cash........................  A-46
    Section 5.26 Blohm Consulting Agreement..............................  A-46

                                                                           Page
                                                                           ----
 ARTICLE VI. CONDITIONS TO THE TRANSACTIONS..............................  A-46
    Section 6.1 Conditions to Each Party's Obligation to Effect the
                Transactions............................................   A-46
    Section 6.2 Additional Conditions to Obligations of Earlychildhood..   A-47
    Section 6.3 Additional Conditions to Obligations of SmarterKids.....   A-48

 ARTICLE VII. TERMINATION AND AMENDMENT..................................  A-49
    Section 7.1 Termination.............................................   A-49
    Section 7.2 Effect of Termination...................................   A-50
    Section 7.3 Fees and Expenses.......................................   A-50
    Section 7.4 Amendment...............................................   A-51
    Section 7.5 Extension; Waiver.......................................   A-51

 ARTICLE VIII. MISCELLANEOUS                                               A-52
    Section 8.1 Nonsurvival of Representations, Warranties and
                Agreements..............................................   A-52
    Section 8.2 Notices.................................................   A-52
    Section 8.3 Interpretation..........................................   A-53
    Section 8.4 Counterparts............................................   A-53
    Section 8.5 Entire Agreement; No Third Party Beneficiaries.            A-53
    Section 8.6 Governing Law...........................................   A-53
    Section 8.7 Assignment..............................................   A-53

EXHIBITS

   Exhibit A Form of Stockholder Support Agreement
   Exhibit B Form of Consent and Non-Contravention Agreement
   Exhibit C Form of Lockup Agreement
   Exhibit D Form of Registration Rights Agreement
   Exhibit E Form of Restated Certificate of Incorporation of Holdings
   Exhibit F Form of Amended and Restated Bylaws of Holdings
   Exhibit G Form of Second Amended and Restated Operating Agreement
             Form of Restated Certificate of Incorporation of Surviving
   Exhibit H Corporation
   Exhibit I Form of Amended and Restated Bylaws of Surviving Corporation
   Exhibit J Form of Affiliate Agreement
   Exhibit K Form of Holdings Stock Plan
   Exhibit L Form of Holdings Employee Stock Purchase Plan
   Exhibit M Form of Holdings Director Plan
   Exhibit N Form of Blohm Consulting Agreement

                             TABLE OF DEFINED TERMS

                                                              Cross Reference in
Terms                                                             Agreement
-----                                                         ------------------
Acquisition Proposal.........................................     Section 5.3(a)
Affiliate....................................................       Section 5.13
Affiliate Agreement..........................................       Section 5.13
Agreement....................................................           Preamble
Bankruptcy and Equity Exception..............................     Section 3.3(a)
Benefit Arrangements.........................................    Section 3.15(a)
Breaching Party..............................................     Section 7.3(b)
Certificates................................................. Section 2.5(b)(ii)
Class A Exchange Ratio.......................................        Section 2.1
Class B Exchange Ratio.......................................        Section 2.1
Class C Exchange Ratio.......................................        Section 2.1
Closing......................................................        Section 1.5
Closing Date.................................................        Section 1.5
Code.........................................................           Recitals
Confidentiality Agreements...................................        Section 5.7
Consent Agreement............................................           Recitals
Contribution.................................................           Recitals
Conveyance Taxes.............................................       Section 5.24
Costs........................................................    Section 5.19(a)
Current Premium..............................................    Section 5.19(b)
DGCL.........................................................           Recitals
Earlychildhood...............................................           Preamble
Earlychildhood Acquisition Proposal..........................     Section 5.4(a)
Earlychildhood Balance Sheet.................................        Section 3.5
Earlychildhood Change of Control Arrangements................    Section 3.15(f)
Earlychildhood Confidentiality Agreement.....................     Section 5.3(b)
Earlychildhood Director......................................    Section 5.22(a)
Earlychildhood Disclosure Schedule...........................        ARTICLE III
Earlychildhood Employee Plans................................    Section 3.15(a)
Earlychildhood ERISA Affiliate............................... Section 3.15(c)(i)
Earlychildhood Exchange Ratio................................        Section 2.1
Earlychildhood Financial Information.........................        Section 3.5
Earlychildhood Intellectual Property.........................    Section 3.10(a)
Earlychildhood Lease Agreements..............................     Section 3.9(a)
Earlychildhood Material Adverse Change.......................        Section 3.7
Earlychildhood Material Adverse Effect.......................        Section 3.1
Earlychildhood Material Contracts............................    Section 3.12(b)
Earlychildhood Option........................................     Section 2.3(a)
Earlychildhood Option Plans..................................     Section 2.3(a)
Earlychildhood Organizational Documents......................     Section 3.3(b)
Earlychildhood Owned Real Property...........................     Section 3.9(a)
Earlychildhood Permitted Encumbrances........................     Section 3.9(a)
Earlychildhood Third Party Rights............................    Section 3.10(e)
Effective Time...............................................        Section 1.4
Employee Benefit Plans.......................................    Section 3.15(a)
Encumbrance .................................................     Section 3.2(a)
Environmental Law ...........................................    Section 3.14(b)
ERISA .......................................................    Section 3.15(a)

                                                              Cross Reference in
Terms                                                             Agreement
-----                                                         ------------------
ESPP Termiation Date ........................................     Section 2.3(d)
Exchange Act ................................................     Section 4.3(c)
Exchange Agent ..............................................     Section 2.5(a)
Exchange Fund ...............................................     Section 2.5(a)
Executive Management Agreement ..............................    Section 3.12(e)
Expenses ....................................................     Section 7.3(b)
Final SmarterKids Purchase Date .............................     Section 2.3(d)
Fund ........................................................     Section 3.3(c)
GAAP ........................................................        Section 3.5
Governmental Entity .........................................     Section 3.3(c)
Hazardous Substance .........................................    Section 3.14(c)
Holdings.....................................................           Preamble
Holdings Common Stock........................................           Recitals
Holdings Director Plan.......................................       Section 5.17
Holdings Employee Stock Purchase Plan........................    Section 5.16(a)
Holdings Material Adverse Effect.............................     Section 6.1(f)
Holdings Stock Plan..........................................    Section 5.15(f)
HSR Act......................................................     Section 3.3(c)
Indemnified Parties..........................................    Section 5.19(a)
Independent Director.........................................    Section 5.22(a)
IRS..........................................................     Section 3.8(b)
LLC Certificates.............................................  Section 2.5(b)(i)
LLC Interests................................................        Section 1.2
Lockup Agreement.............................................           Recitals
Members......................................................     Section 3.2(a)
Merger Sub...................................................           Preamble
Minimum Closing Cash.........................................       Section 5.25
Operating Agreement..........................................        Section 1.2
Order........................................................     Section 5.9(b)
Other Party..................................................     Section 5.4(a)
Outside Date.................................................     Section 7.1(b)
Proxy Statement/Prospectus...................................       Section 3.18
Registration Rights Agreement................................           Recitals
Registration Statement.......................................       Section 3.18
Rule 145.....................................................       Section 5.13
SEC..........................................................       Section 3.18
Second Amended and Restated Operating Agreement..............        Section 1.8
Stockholder Support Agreement................................           Recitals
Subsidiary...................................................        Section 3.1
Superior Proposal............................................     Section 5.3(b)
Surviving Corporation........................................        Section 1.7
SmarterKids..................................................           Preamble
SmarterKids Balance Sheet....................................     Section 4.4(c)
SmarterKids Certificate of Merger............................        Section 1.4
SmarterKids Certificates..................................... Section 2.5(b)(ii)
SmarterKids Change of Control Agreements.....................    Section 4.14(f)
SmarterKids Common Stock.....................................        Section 1.3
SmarterKids Confidentiality Agreement........................        Section 5.7
SmarterKids Director.........................................    Section 5.22(a)
SmarterKids Disclosure Schedule..............................         ARTICLE IV

                                                              Cross Reference in
Terms                                                             Agreement
-----                                                         ------------------
SmarterKids Employee Plans...................................    Section 4.14(a)
SmarterKids Employee Stock Purchase Plan.....................     Section 2.3(d)
SmarterKids ERISA Affiliate.................................. Section 4.14(c)(i)
SmarterKids Exchange Ratio...................................     Section 2.2(c)
SmarterKids Intellectual Property............................     Section 4.9(a)
SmarterKids Lease Agreements.................................     Section 4.8(a)
SmarterKids Material Adverse Change..........................        Section 4.6
SmarterKids Material Adverse Effect..........................        Section 4.1
SmarterKids Material Contracts...............................    Section 4.11(b)
SmarterKids Merger...........................................           Recitals
SmarterKids Organizational Documents.........................     Section 4.3(b)
SmarterKids Permitted Encumbrances...........................     Section 4.8(a)
SmarterKids Preferred Stock..................................     Section 4.2(a)
SmarterKids SEC Reports......................................     Section 4.4(a)
SmarterKids Stock Option.....................................     Section 2.3(b)
SmarterKids Stock Plans......................................     Section 4.2(a)
SmarterKids Stockholders' Meeting............................       Section 3.18
SmarterKids Third Party Rights...............................     Section 4.9(e)
SmarterKids Warrants.........................................     Section 4.2(a)
Tax..........................................................     Section 3.8(a)
Taxes........................................................     Section 3.8(a)
Termination Fee..............................................     Section 7.3(c)
Third Party..................................................     Section 5.3(a)
Transaction Documents........................................     Section 3.3(a)
Transactions.................................................        Section 1.3
Transfer Documents...........................................  Section 2.5(b)(i)

          CONTRIBUTION AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

   CONTRIBUTION AGREEMENT AND PLAN OF REORGANIZATION AND MERGER (the "Agreement"), dated as of November 14, 2000 by and among EARLYCHILDHOOD.COM, LLC, a California limited liability corporation ("Earlychildhood"), SMARTERKIDS.COM, INC., a Delaware corporation ("SmarterKids"), S-E EDUCATIONAL HOLDINGS CORP., a newly-formed Delaware corporation, one-half of the issued and outstanding capital stock of which is owned by each of Earlychildhood and SmarterKids ("Holdings") and S-E EDUCATIONAL MERGER CORP., a newly-formed Delaware corporation and a wholly-owned subsidiary of Holdings ("Merger Sub").

   WHEREAS, the Management Committee of Earlychildhood and the Board of Directors of SmarterKids deem it advisable and in the best interests of each corporation and its members or stockholders, as the case may be, in order to advance the long-term business interests of Earlychildhood and SmarterKids, that Earlychildhood and SmarterKids combine;

   WHEREAS, the combination of Earlychildhood and SmarterKids shall be effected through (i) the contribution to Holdings by the holders of all outstanding LLC Interests (as defined in Section 1.2) of all of the right, title and interest in and to their entire ownership interest in Earlychildhood (the "Contribution") such that Earlychildhood will become a wholly-owned subsidiary of Holdings and the holders of LLC Interests in Earlychildhood will become stockholders of Holdings, and (ii) the merger of Merger Sub with and into SmarterKids (the "SmarterKids Merger") such that SmarterKids becomes a wholly-owned subsidiary of Holdings and the holders of capital stock of SmarterKids become stockholders of Holdings;

   WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Earlychildhood's willingness to enter into this Agreement, certain stockholders of SmarterKids have entered into a Stockholder Support Agreement with Earlychildhood, dated as of the date hereof, substantially in the form attached hereto as Exhibit A (the "Stockholder Support Agreement"), pursuant to which such stockholders have agreed, among other things, to vote all voting securities of SmarterKids beneficially owned by them in favor of approval and adoption of this Agreement and the SmarterKids Merger;

   WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to SmarterKids' willingness to enter into this Agreement, the holders of all outstanding LLC Interests in Earlychildhood have entered into a Consent and Non-Contravention Agreement, dated as of the date hereof, substantially in the form attached hereto as Exhibit B (the "Consent Agreement"), pursuant to which such persons have agreed, among other things, to
(i) effect the Contribution upon the terms and subject to the conditions set forth herein and (ii) take no action, directly or indirectly, to contravene, supersede or modify their consent in favor of this Agreement and the Contribution or to cause Earlychildhood to take any action in contravention of this Agreement or the transactions contemplated hereby;

   WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Earlychildhood's and SmarterKids' willingness to enter into this Agreement, certain holders of LLC Interests in Earlychildhood and certain stockholders of SmarterKids have entered into a Lockup Agreement, dated as of the date hereof, substantially in the form attached hereto as Exhibit C (the "Lockup Agreement"), pursuant to which such persons have agreed, among other things, not to sell the shares of Holdings Common Stock (as defined below) such persons receive in connection with the Transactions (as defined in Section 1.3) until the earlier to occur of (i) 180 days from the Effective Time (as defined in Section 1.4) and (ii) the date upon which a secondary offering of Holdings Common Stock for the purposes of effecting the orderly sale of such shares has been consummated;

   WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Earlychildhood's and SmarterKids' willingness to enter into this Agreement, Holdings has entered into a Registration Rights Agreement, dated as of the date hereof, substantially in the form attached hereto as Exhibit D (the "Registration Rights Agreement") with certain Holders (as defined in the Registration

Rights Agreement) of common stock, par value $0.01 per share of Holdings (the "Holdings Common Stock"), which Registration Rights Agreement will govern the resale registration by Holdings, for the benefit of the Holders, of shares of Holdings Common Stock received by such Holders in the Transactions;

   WHEREAS, for Federal income tax purposes, it is intended that (i) the Contribution shall qualify as a transfer of property to Holdings by holders of LLC Interests described in Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) the SmarterKids Merger shall qualify as a reorganization described in Section 368(a) of the Code and, taken together with the Contribution, as a transfer of property to Holdings by holders of SmarterKids capital stock described in Section 351 of the Code; and

   WHEREAS, the Management Committee of Earlychildhood and the Board of Directors of SmarterKids have approved this Agreement and each of the Transaction Documents (as defined in Section 3.3(a)) to which its company is a party;

   WHEREAS, no further action on the part of the Management Committee of Earlychildhood is required to effect the transactions contemplated hereby;

   WHEREAS, the holders of LLC Interests have approved this Agreement and the Contribution and no further action on the part of the holders of LLC Interests is required to effect the transactions contemplated hereby;

   WHEREAS, under the Delaware General Corporation Law (the "DGCL"), in order to effect the SmarterKids Merger, SmarterKids is required to obtain the vote of the holders of a majority of the outstanding shares of SmarterKids capital stock to approve this Agreement; and

   WHEREAS, Earlychildhood, SmarterKids and Holdings desire to make certain representations, warranties, covenants and agreements in connection with the combination and also to prescribe various conditions to the combination.

   NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I.

                        THE CONTRIBUTION AND THE MERGER

   Section 1.1 Certificate of Incorporation and Bylaws of Holdings. The Certificate of Incorporation and Bylaws of Holdings shall be amended prior to the Effective Time to be substantially in the form of Exhibit E and Exhibit F attached hereto, respectively. From the date hereof until the Effective Time, Earlychildhood and SmarterKids shall consult with each other prior to causing or permitting Holdings to take any action and neither shall cause or permit Holdings to take any action inconsistent with the provisions of this Agreement without the written consent of the other.

   Section 1.2 The Contribution. Upon the terms and subject to the provisions of this Agreement, at the Effective Time, each holder of an outstanding membership interest in Earlychildhood (such membership interests (other than Earlychildhood Options (as defined below) and membership interests issuable upon conversion of Earlychildhood Options) being collectively referred to herein as the "LLC Interests") shall contribute to Holdings all of the right, title and interest in and to such holder's entire ownership interest in Earlychildhood, which ownership interest, in each case, is set forth next to the name of such person in the Earlychildhood Disclosure Schedule (as defined in Article III), and in exchange therefor (as described in Section 2.1), (i) each holder of LLC Interests which is a Class A Member (as defined in that certain Amended and Restated Operating Agreement of Earlychildhood dated as of May 5, 1999 (the "Operating Agreement")) shall be entitled to receive 4.9951 shares of Holdings Common Stock for each .00001% of an LLC Interest held in such capacity, (ii) each holder of an LLC Interest which is a Class B Member (as defined in the Operating Agreement) shall be entitled to receive
4.6781 shares of Holdings Common Stock for each .00001% of an LLC Interest held in such capacity, and (iii) each holder of an LLC Interest which is a Class C Member (as defined in the Operating Agreement) shall be entitled to receive
2.3365 shares of Holdings Common Stock for each .00001% of an LLC Interest held in such capacity. At the Effective Time, the Operating Agreement shall be amended and restated to provide that Holdings shall be the sole member of Earlychildhood, holding a single class of membership interests.

   Section 1.3 The SmarterKids Merger. Earlychildhood and SmarterKids shall cause Holdings to form Merger Sub under the laws of the State of Delaware. Earlychildhood and SmarterKids shall cause Holdings to cause Merger Sub to execute and deliver this Agreement. Upon the terms and subject to the provisions of this Agreement, and in accordance with the DGCL, Merger Sub shall merge with and into SmarterKids at the Effective Time, and each outstanding share of common stock, par value $.01 per share, of SmarterKids ("SmarterKids Common Stock") shall be converted into the right to receive one (1) share of Holdings Common Stock (as described in Section 2.2(c)). Merger Sub will be formed solely to facilitate the SmarterKids Merger and will conduct no business or activity other than in connection with the SmarterKids Merger. The SmarterKids Merger, together with the Contribution, collectively constitute the "Transactions."

   Section 1.4 Effective Time. Subject to, and consistent with, the provisions of this Agreement, a certificate of merger (the "SmarterKids Certificate of Merger") with respect to the SmarterKids Merger in such form as is required by the relevant provisions of the DGCL shall be duly prepared, executed and acknowledged and thereafter delivered to the Secretary of State of the State of Delaware for filing, as provided in the DGCL, as early as practicable on the Closing Date. The SmarterKids Merger shall become effective upon the filing of the SmarterKids Certificate of Merger with the Secretary of State of the State of Delaware or such later time as may be specified therein. The time at which the Contribution has been consummated and the SmarterKids Merger has become fully effective is hereinafter referred to as the "Effective Time."

   Section 1.5 Closing. The closing of the Transactions (the "Closing") will take place at 10:00 a.m., Eastern Standard Time, on a date to be specified by SmarterKids and Earlychildhood, which shall be no later than the third business day after satisfaction or, if permissible, waiver of the conditions set forth in Article VI (the "Closing Date"), at the offices of Latham & Watkins, 633 West Fifth Street, Suite 4000 Los Angeles, California 90071, unless another date, place or time is agreed to in writing by SmarterKids and Earlychildhood.

   Section 1.6 Effect of the Contribution. As a result of the Contribution, (i) Holdings shall become the sole member of Earlychildhood and shall have all of the rights, benefits and obligations set forth in the Second Amended and Restated Operating Agreement (as defined in Section 1.8) and (ii)
Earlychildhood will become a wholly-owned subsidiary of Holdings.

   Section 1.7 Effect of the SmarterKids Merger. As a result of the SmarterKids Merger, the separate corporate existence of Merger Sub shall cease and SmarterKids shall continue as the surviving corporation (the "Surviving Corporation"). Upon becoming effective, the SmarterKids Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of SmarterKids and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of SmarterKids and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

   Section 1.8 Organizational Documents of Earlychildhood. At the Effective Time, the Operating Agreement shall be amended and restated in substantially the form attached hereto as Exhibit G to provide that Holdings shall be the sole member of Earlychildhood upon consummation of the Contribution holding a single class of membership interests (as so amended and restated, the "Second Amended and Restated Operating Agreement").

   Section 1.9 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation shall be amended and restated as set forth in Exhibit H and Exhibit I attached hereto, respectively, in each case until duly amended in accordance with applicable law.

   Section 1.10 Management of Earlychildhood Following the Contribution; Directors and Officers of the Surviving Corporation.

   (a) Management of Earlychildhood. At the Effective Time (after giving effect to the Contribution), Earlychildhood shall be managed in accordance with the provisions of the Second Amended and Restated Operating Agreement.

   (b) Directors and Officers of the Surviving Corporation. The directors and officers of SmarterKids immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

   Section 1.11 Earlychildhood Employees. At the Effective Time, all of the employees of Earlychildhood shall be transferred to Holdings and, from and after the Effective Time, shall be employees of Holdings. Such transferred employees shall serve Holdings in the same capacity or capacities as they served Earlychildhood prior to the Effective Time. Each of the parties hereto shall take all actions necessary to effect the provisions of this Section 1.11.

                                  ARTICLE II.

                     EXCHANGE AND CONVERSION OF SECURITIES

   Section 2.1 Exchange of LLC Interests of Earlychildhood. At the Effective Time, subject to Section 2.5(e), (i) each .00001% of an LLC Interest then outstanding and owned by a holder of LLC Interests which is a Class A Member in such capacity shall, by virtue of the Contribution, be exchanged for 4.9951 shares of Holdings Common Stock (the "Class A Exchange Ratio"), (ii) each
 .00001% of an LLC Interest then outstanding and owned by a holder of LLC Interests which is a Class B Member in such capacity shall, by virtue of the Contribution, be exchanged for 4.6781 shares of Holdings Common Stock (the "Class B Exchange Ratio"), and (iii) each .00001% of an LLC Interest then outstanding and owned by a holder of LLC Interests which is a Class C Member in such capacity shall, by virtue of the Contribution, be exchanged for 2.3365 shares of Holdings Common Stock (the "Class C Exchange Ratio" and, collectively with the Class A Exchange Ratio and the Class B Exchange Ratio, the "Earlychildhood Exchange Ratio"). Upon such Contribution, all such LLC Interests shall be transferred in full, together with all right, title and interest in and to such LLC Interests, to Holdings and each person who was formerly a holder of an LLC Interest shall cease to have any rights with respect thereto, except the right to receive the shares of Holdings Common Stock and any cash in lieu of fractional shares of Holdings Common Stock to be issued or paid in consideration therefor, without interest thereon.

   Section 2.2 Conversion of SmarterKids Capital Stock. At the Effective Time, by virtue of the SmarterKids Merger and without any action on the part of any of the parties hereto or the holders of any shares of SmarterKids Common Stock or capital stock of Merger Sub:

     (a) Capital Stock of Merger Sub. Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

     (b) Cancellation of Treasury Stock. All shares of SmarterKids Common Stock that are owned by SmarterKids (including treasury stock) shall be canceled and retired and shall cease to exist and no shares of Holdings Common Stock or other consideration shall be delivered in exchange therefor.

     (c) Exchange Ratio for SmarterKids Common Stock. Subject to Section 2.5(e), each issued and outstanding share of SmarterKids Common Stock (other than shares to be canceled in accordance with

  Section 2.2(b)) shall be converted into the right to receive one (1) share of Holdings Common Stock (the "SmarterKids Exchange Ratio"). All such shares of SmarterKids Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Holdings Common Stock and any cash in lieu of fractional shares of Holdings Common Stock to be issued or paid in consideration therefor, in each case upon the surrender of such certificate in accordance with Section 2.5 and without interest thereon.

   Section 2.3 Treatment of Outstanding Options, SmarterKids Warrants, and SmarterKids Employee Stock Purchase Plan.

   (a) Earlychildhood Options. At the Effective Time, each outstanding option to purchase LLC Interests (an "Earlychildhood Option") under any option plans of Earlychildhood in effect on the date hereof (the "Earlychildhood Option Plans"), whether vested or unvested, shall be deemed to constitute an option to acquire, on substantially the same terms and conditions as were applicable under such Earlychildhood Option the same number of shares of Holdings Common Stock as the holder of such Earlychildhood Option would have been entitled to receive pursuant to the Contribution had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to
(x) the aggregate exercise price for the LLC Interests purchasable pursuant to such Earlychildhood Option immediately prior to the Effective Time divided by
(y) the number of full shares of Holdings Common Stock deemed purchasable pursuant to such Earlychildhood Option in accordance with the foregoing. Prior to the Effective Time, Earlychildhood shall make any such amendments to the terms of the Earlychildhood Option Plans that are necessary to give effect to the transactions contemplated by this Section 2.3(a) and to make such Earlychildhood Option Plans and the provisions thereof consistent with option plans customary for public companies.

   (b) SmarterKids Stock Options. At the Effective Time, each outstanding option to purchase shares of SmarterKids Common Stock (a "SmarterKids Stock Option") under the SmarterKids Stock Plans (as defined in Section 4.2(a)), whether vested or unvested, shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such SmarterKids Stock Option the same number of shares of Holdings Common Stock as the holder of such SmarterKids Stock Option would have been entitled to receive pursuant to the SmarterKids Merger had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to
(x) the aggregate exercise price for the shares of SmarterKids Common Stock purchasable pursuant to such SmarterKids Stock Option immediately prior to the Effective Time divided by (y) the number of full shares of Holdings Common Stock deemed purchasable pursuant to such SmarterKids Stock Option in accordance with the foregoing. Prior to the Effective Time, SmarterKids shall make any such amendments to the terms of the SmarterKids Stock Plans that are necessary to give effect to the transactions contemplated by this Section 2.3(b). It is the intention of the parties that any SmarterKids Stock Options that are "incentive stock options" within the meaning of Section 422 of the Code and which are converted into options to acquire Holdings Common Stock pursuant to this Section 2.3(b) qualify following the Effective Time as incentive stock options. Such adjustments pursuant to this Section 2.3(b) are intended to be effective in a manner which is consistent with Section 424(a) of the Code.

   (c) SmarterKids Warrants. At the Effective Time, each SmarterKids Warrant (as defined in Section 4.2(a)) shall thereafter represent solely the right to acquire, on substantially the terms and conditions as are currently applicable under the SmarterKids Warrants, the same number of shares of Holdings Common Stock as a holder of the SmarterKids Warrants would have been entitled to receive pursuant to the SmarterKids Merger had such holder exercised such SmarterKids Warrants in full immediately prior to the Effective Time (rounded down to the nearest whole number), at the price per share (rounded up to the nearest whole cent) equal to (x) the aggregate exercise price for the shares of SmarterKids Common Stock purchasable pursuant to the SmarterKids Warrants immediately prior to the Effective Time divided by (y) the number of full shares of Holdings Common Stock deemed purchasable pursuant to the SmarterKids Warrants in accordance with the foregoing. Prior to the Effective Time, SmarterKids shall make any such amendments to the terms of the SmarterKids Warrants that are necessary to give effect to the transactions contemplated by this Section 2.3(c).

   (d) SmarterKids Employee Stock Purchase Plan.

     (i) In the event that the current "payment period" (as such term is used in the 1999 Employee Stock Purchase Plan of SmarterKids (the "SmarterKids Employee Stock Purchase Plan")), in effect as of the date of this Agreement, ends prior to the Effective Time, SmarterKids shall use its reasonable best efforts to terminate the SmarterKids Employee Stock Purchase Plan, subject to Section 2.3(d)(iii) below, as of the date that the current payment period ends (the "ESPP Termination Date").

     (ii) In the event that the Effective Time occurs on or prior to the end of the current payment period in effect as of the date of this Agreement, SmarterKids shall use its reasonable best efforts, to the extent permitted by law and the provisions of the SmarterKids Employee Stock Purchase Plan, including any amendment provisions thereof, to cause the exercise date applicable to the current payment period to be the last trading day on which the shares of SmarterKids Common Stock are traded on Nasdaq immediately prior to the Effective Time (the "Final SmarterKids Purchase Date"); provided, that, such change in the Final SmarterKids Purchase Date will be conditioned upon the consummation of the SmarterKids Merger. Subject to Section 2.3(d)(iii) below, SmarterKids shall use its reasonable best efforts to terminate the SmarterKids Employee Stock Purchase Plan immediately after the Final SmarterKids Purchase Date and prior to the Effective Time.

     (iii) On the occurrence of either the ESPP Termination Date or the Final SmarterKids Purchase Date, as the case may be, SmarterKids shall apply the funds credited as of such date under the SmarterKids Employee Stock Purchase Plan within each participant's payroll withholdings account to the purchase of whole shares of SmarterKids Common Stock in accordance with the terms of the SmarterKids Employee Stock Purchase Plan. The cost to each participant in the SmarterKids Employee Stock Purchase Plan for shares of SmarterKids Common Stock will be the lower of 85% of the average market price of SmarterKids Common Stock on Nasdaq on (A) the first day of the then current offering period or (B) the ESPP Termination Date or the Final SmarterKids Purchase Date, as the case may be. No fractional shares of SmarterKids Common Stock shall be issued and any payroll withholdings not used to purchase fractional shares of SmarterKids Common Stock will be refunded, without interest to the participant.

     (iv) It is the intention of the parties that notwithstanding anything contained in this Agreement, the exercise price, the number of shares purchasable and the terms and conditions applicable to any adjustments to the SmarterKids Employee Stock Purchase Plan and any employee stock purchase plan maintained by Holdings will be determined so as to comply with Sections 423 and 424 of the Code and the regulations promulgated thereunder such that the arrangement implemented under the SmarterKids Employee Stock Purchase Plan by reason of the SmarterKids Merger not constitute a "modification."

   Section 2.4 Cancellation of Holdings Common Stock. At the Effective Time, by virtue of the Transactions and without any action on the part of any holder of any LLC Interest or any holder of capital stock of SmarterKids or Holdings, each share of Holdings Common Stock issued and outstanding immediately prior to the Effective Time shall be canceled, and no consideration shall be delivered in exchange therefor.

   Section 2.5 Exchange of Certificates. The procedures for exchanging LLC Interests and shares of SmarterKids Common Stock outstanding immediately prior to the Effective Time for shares of Holdings Common Stock in the Transactions are as follows:

     (a) Exchange Agent. As of the Effective Time, Holdings shall deposit with a bank or trust company designated by SmarterKids and Earlychildhood (the "Exchange Agent"), for the benefit of the holders of LLC Interests outstanding immediately prior to the Effective Time and the holders of shares of SmarterKids Common Stock outstanding immediately prior to the Effective Time, for exchange in accordance with this Section 2.5, through the Exchange Agent, certificates representing the shares of Holdings Common Stock issuable pursuant to Sections 2.1 and 2.2 in exchange for outstanding LLC

  Interests and outstanding shares of SmarterKids Common Stock, respectively (such shares of Holdings Common Stock, together with any dividends or distributions with respect thereto, and any cash in lieu of fractional shares of Holdings Common Stock being hereinafter referred to as the "Exchange Fund").

   (b) Exchange Procedures.

     (i) At the Effective Time, each holder of an LLC Interest shall deliver to the Exchange Agent, or to such other agent or agents (including Holdings) as may be appointed by Holdings, (A) documentation reasonably satisfactory to the Exchange Agent or Holdings evidencing the transfer of the LLC Interests to Holdings (the "Transfer Documents"), which Transfer Documents shall include, to the extent previously issued by Earlychildhood, certificates evidencing the LLC Interests (the "LLC Certificates") and
  (B) instructions for effecting the exchange of such LLC Interests for certificates evidencing shares of Holdings Common Stock (plus cash in lieu of fractional shares, if any, of Holdings Common Stock as provided below) in accordance with Section 2.1. Upon delivery of the Transfer Documents, duly endorsed, to the Exchange Agent or to such other agent or agents (including Holdings) as may be appointed by Holdings, such holders of LLC Interests shall be entitled to receive in exchange therefor, certificates representing the number of whole shares of Holdings Common Stock which such holder has the right to receive pursuant to the provisions of this Article II and any cash in lieu of fractional shares, if any, of Holdings Common Stock.

     (ii) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of SmarterKids Common Stock (the "SmarterKids Certificates" and, together with the LLC Certificates, the "Certificates") whose shares were converted pursuant to Section 2.2 into the right to receive shares of Holdings Common Stock, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the SmarterKids Certificates shall pass, only upon delivery of the SmarterKids Certificates to the Exchange Agent and shall be in such form and have such other provisions as Earlychildhood and SmarterKids may reasonably specify), and (B) instructions for effecting the surrender of the SmarterKids Certificates in exchange for certificates representing shares of Holdings Common Stock (plus cash in lieu of fractional shares, if any, of Holdings Common Stock as provided below). Upon surrender of a SmarterKids Certificate for cancellation to the Exchange Agent or to such other agent or agents (including Holdings) as may be appointed by Holdings, together with such letter of transmittal, duly executed, the holder of such SmarterKids Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Holdings Common Stock which such holder has the right to receive pursuant to the provisions of this Article II, and any cash in lieu of fractional shares, if any, of Holdings Common Stock, and the SmarterKids Certificate so surrendered shall immediately be canceled.

     (iii) In the event of a transfer of ownership of LLC Interests or SmarterKids Common Stock prior to the Effective Time which is not registered in the transfer records of Earlychildhood or SmarterKids, respectively, a certificate representing the proper number of shares of Holdings Common Stock may be issued to a transferee if the Transfer Documents for such LLC Interests or the SmarterKids Certificate representing such SmarterKids Common Stock, as applicable, is presented to the Exchange Agent, or such other agent or agents as may be appointed by Holdings (including Holdings), accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid.

     (iv) Immediately after the Effective Time, (A) all LLC Interests shall have been delivered (or, in the absence of certificated LLC Interests, shall be deemed to have been delivered) to the Exchange Agent (or to such other agent or agents (including Holdings) as may be appointed by Holdings, and exchanged for shares of Holdings Common Stock in accordance with the provisions set forth in subsection (i) above and (B) each outstanding SmarterKids Certificate which theretofore represented shares of SmarterKids Common Stock shall represent only the right to receive shares of Holdings Common Stock pursuant to the terms hereof and shall not be deemed to evidence ownership of the number of shares of Holdings

  Common Stock into which such shares of SmarterKids Common Stock would be or were, as the case may be, converted until the SmarterKids Certificate therefor shall have been surrendered in accordance with this Section 2.5.

   (c) Distributions With Respect to Unexchanged Interests or Shares. No dividends or other distributions declared or made after the Effective Time with respect to Holdings Common Stock with a record date after the Effective Time shall be paid to the holder of any uncontributed LLC Interest or unsurrendered SmarterKids Certificate with respect to the shares of Holdings Common Stock the holder thereof is entitled to receive in respect thereof and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (e) below until the holder of record of such LLC Interests or SmarterKids Certificate shall contribute such LLC Interest as described in subsection (b)(i) above or surrender such SmarterKids Certificate as described in subsection (b)(ii) above, as applicable. Subject to the effect of applicable laws, following the contribution of any such LLC Interest or surrender of any such SmarterKids Certificate, there shall be paid to the record holder of the certificates representing whole shares of Holdings Common Stock issued in exchange therefor, without interest, (i) at the time of such contribution or surrender, as applicable, the amount of any cash payable in lieu of a fractional share of Holdings Common Stock to which such holder is entitled pursuant to subsection (e) below and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of Holdings Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Holdings Common Stock.

   (d) No Further Ownership Rights in LLC Interests and SmarterKids Common Stock. All shares of Holdings Common Stock issued upon the delivery of the Transfer Documents and/or surrender for exchange of the SmarterKids Certificates, as applicable, in accordance with the terms hereof (including any cash paid pursuant to subsection (c) or (e) of this Section 2.5) shall be deemed to have been issued in full satisfaction of all rights pertaining to the LLC Interests so contributed or to the shares of SmarterKids Common Stock theretofore represented by such SmarterKids Certificates, as applicable, and from and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of SmarterKids Common Stock which were outstanding immediately prior to the Effective Time or registration of transfers on the ownership records of Earlychildhood of LLC Interests held by holders thereof immediately prior to the Effective Time. If, after the Effective Time, SmarterKids Certificates are presented to the Surviving Corporation or Holdings for any reason, such SmarterKids Certificates shall be canceled and exchanged as provided in this
Section 2.5. If, after the Effective Time, Transfer Documents with respect to valid LLC Interests are presented to Holdings for any reason, such LLC Interests shall be deemed contributed to Holdings in accordance with the provisions of this Agreement, effective as of the Effective Time and the holders thereof, in exchange therefor, shall receive such number of shares of Holdings Common Stock as may be calculated pursuant to the applicable Earlychildhood Exchange Ratio, together, without interest, with cash in lieu of fractional shares as described in Section 2.5(e).

   (e) No Fractional Shares. No certificate or scrip representing fractional shares of Holdings Common Stock shall be issued upon the contribution or surrender for exchange, as applicable, of LLC Interests or SmarterKids Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Holdings. Notwithstanding any other provision of this Agreement, each holder of LLC Interests or shares of SmarterKids Common Stock outstanding immediately prior to the Effective Time exchanged pursuant to the Contribution or the SmarterKids Merger who would otherwise have been entitled to receive a fraction of a share of Holdings Common Stock (after taking into account the entire LLC Interest exchanged by such holder or all SmarterKids Certificates delivered by such holder, as applicable) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Holdings Common Stock multiplied by the per share opening sales price of Holdings Common Stock (as reported by the national securities exchange or market on which such Holdings Common Stock is traded or quoted) on the first day of trading of Holdings Common Stock on such exchange or market after the Effective Time.

   (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the former holders of LLC Interests or the former stockholders of SmarterKids on the 180th day after the Effective Time shall be delivered to Holdings upon demand, and any former holder or stockholder, as the case may be, who has not previously complied with Section 1.2 or this Section
2.5 shall thereafter look only to Holdings for payment of such holder's or stockholder's claim for Holdings Common Stock, any cash in lieu of fractional shares of Holdings Common Stock and any dividends or distributions with respect to Holdings Common Stock.

   (g) No Liability. None of Earlychildhood, SmarterKids or Holdings shall be liable to any holder of LLC Interests or shares of SmarterKids Common Stock, as the case may be, for any shares of Holdings Common Stock (or cash in lieu of fractional shares of Holdings Common Stock or any dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

   (h) Withholding Rights. Holdings and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of LLC Interests or shares of SmarterKids Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Holdings or the Surviving Corporation, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of LLC Interests or shares of SmarterKids Common Stock, as the case may be, in respect of which such deduction and withholding was made.

   (i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Holdings or the Surviving Corporation, the posting by such person of a bond in such reasonable amount as Holdings or the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the shares of Holdings Common Stock, any cash in lieu of fractional shares, and any unpaid dividends and distributions on shares of Holdings Common Stock deliverable in respect thereof pursuant to this Agreement.

   (j) Affiliates. Notwithstanding anything herein to the contrary, neither LLC Interests nor SmarterKids Certificates surrendered for exchange by any Affiliate (as defined in Section 5.13) of Earlychildhood or SmarterKids shall be exchanged until Holdings has received an Affiliate Agreement (as defined in Section 5.13) substantially in the form of Exhibit J attached hereto from such Affiliate.

                                  ARTICLE III.

                REPRESENTATIONS AND WARRANTIES OF EARLYCHILDHOOD

   Earlychildhood represents and warrants to SmarterKids that the statements contained in this Article III are true and correct, except as set forth herein and in the disclosure schedules delivered by Earlychildhood to SmarterKids on or before the date of this Agreement (the "Earlychildhood Disclosure Schedule"). The Earlychildhood Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article III and the disclosure in any paragraph shall qualify other paragraphs in this Article III only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

   Section 3.1 Organization of Earlychildhood. Each of Earlychildhood and its Subsidiaries (as defined below) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign limited liability company or corporation, as the case may be, in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the business, assets, properties, financial condition or results of operations of Earlychildhood and its Subsidiaries, taken as a whole (an "Earlychildhood Material Adverse Effect"). Except as set forth on the Earlychildhood Disclosure Schedule, neither Earlychildhood nor any of its Subsidiaries, directly or indirectly owns (other than ownership interests in Earlychildhood or in one or more of its Subsidiaries) any equity or similar interest in, or any interest that is mandatorily convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity. A true, correct and complete copy of the organizational documents of Earlychildhood and each of its Subsidiaries has been delivered to SmarterKids. As used in this Agreement, the word "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

   Section 3.2 Earlychildhood Capital Structure.

   (a) The outstanding LLC Interests currently consist, and will consist on the Closing Date, of the LLC Interests set forth in the Earlychildhood Disclosure Schedule, which LLC Interests, subject to LLC Interests represented by options granted under the Earlychildhood Option Plans, represent one hundred percent (100%) of the membership and other equity interests in Earlychildhood. Other than the persons set forth in the Earlychildhood Disclosure Schedule (the "Members"), no other person owns or holds any LLC Interest or portion of an LLC Interest, including, without limitation, an economic interest in Earlychildhood, an interest in the profits or losses of Earlychildhood, an interest in the right to affect the management of Earlychildhood or an interest in the right to receive distributions from Earlychildhood. With respect to each Member, the Earlychildhood Disclosure Schedule sets forth such Member's designation as a Class A Member, Class B Member or Class C Member, as applicable. Set forth on the Earlychildhood Disclosure Schedule is the aggregate amount of LLC Interests issuable pursuant to options granted and outstanding under the Earlychildhood Option Plans as of the date hereof, and the entities or persons to whom such options were granted. Except as may exist under the Earlychildhood Option Plan or as otherwise set forth on the Earlychildhood Disclosure Schedule, there are no outstanding subscriptions, calls, commitments, warrants or options for the purchase of LLC Interests, or any securities convertible into or exchangeable for LLC Interests, or any other commitments of any kind for the granting of additional LLC Interests or other equity interests or securities issued by Earlychildhood. All of the outstanding LLC Interests are duly authorized, fully paid and nonassessable securities of Earlychildhood, free and clear of all Encumbrances (as defined below). Except as set forth on the Earlychildhood Disclosure Schedule, there are no contracts relating to the issuance, sale, or transfer of any LLC Interests, or any portions of any LLC Interests. To the knowledge of Earlychildhood, there are no voting trusts, proxies or other voting agreements or understandings with respect to the outstanding LLC Interests. For purposes of this Agreement, "Encumbrance" shall mean any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

   (b) All of the outstanding shares of capital stock or other equity interests of each of Earlychildhood's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by Earlychildhood or another Subsidiary free and clear of all Encumbrances. There are no outstanding subscriptions, calls, commitments, warrants or options for the purchase of shares of capital stock or equity interests, as the case may be, or any securities convertible into or exchangeable for shares of capital stock or equity interests, as the case may be, or any other commitments of any kind for the granting of additional shares of capital stock, other equity interests or securities issued by any of Earlychildhood's Subsidiaries. There are no contracts relating to the issuance, sale, or transfer of any shares of capital stock or equity interests, as the case may be, of any of Earlychildhood's Subsidiaries.

   Section 3.3 Authority; No Conflict; Required Filings and Consents.

   (a) Earlychildhood has all requisite corporate power and authority to enter into this Agreement and each of the Transaction Documents (as defined below) to which it is a party and to consummate the Transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party. The execution and delivery of this Agreement and each of the Transaction Documents to which it is a party and the consummation of the transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party by Earlychildhood have been duly authorized by all necessary action on the part of Earlychildhood, its Management Committee and its Members. Each holder of an LLC Interest outstanding on the date hereof has executed and delivered a Consent Agreement in the form of Exhibit B attached hereto and, assuming the due authorization and execution of the Consent Agreement by each such Member, the Consent Agreements constitute the valid and binding obligations of such Members, enforceable in accordance with their terms, subject to the Bankruptcy and Equity Exception (as hereafter defined). This Agreement and each of the Transaction Documents to which it is a party have been duly executed and delivered by Earlychildhood and constitute the valid and binding obligations of Earlychildhood, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles (the "Bankruptcy and Equity Exception"). "Transaction Documents" means the Stockholder Support Agreement, the Registration Rights Agreement, the Consent Agreement, the Affiliate Agreement and the Lockup Agreement.

   (b) Except as set forth on the Earlychildhood Disclosure Schedule, the execution and delivery of this Agreement and each of the Transaction Documents to which it is a party by Earlychildhood does not, and the consummation of the Transactions contemplated by this Agreement, and each of the Transaction Documents to which Earlychildhood is a party will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of Earlychildhood (including the Operating Agreement) or any of the organizational documents of any of Earlychildhood's Subsidiaries (collectively, the "Earlychildhood Organizational Documents"), (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which Earlychildhood or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Earlychildhood or any of its Subsidiaries or any of its or their properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which are not, individually or in the aggregate, reasonably likely to have an Earlychildhood Material Adverse Effect. The execution and delivery of each Consent Agreement by the holders of all outstanding LLC Interests does not conflict with, and will not result in any violation or breach of any provision of, the Earlychildhood Organizational Documents.

   (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Earlychildhood or any of its Subsidiaries in connection with the execution and delivery of this Agreement and each of the Transaction Documents to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for (i) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), if applicable, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws, and
(iii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have an Earlychildhood Material Adverse Effect. Earlychildhood is not a "$100 Million Person" within the meaning of the HSR Act (and the Regulations thereunder) and William E. Simon & Sons Private Equity Fund, L.P. (the "Fund"), to the extent the Fund is the "ultimate parent entity" of Earlychildhood (as such term is used in the HSR Act and the Regulations thereunder), is not, together, with all the entities that it controls, directly and indirectly, a "$100 million Person" within the meaning of the HSR Act (and the Regulations thereunder).

   Section 3.4 Books and Records. The books of account, minute books (or any other books containing records of member or manager action) and record books and other records which are material to the business of Earlychildhood and its Subsidiaries, all of which have been made available to SmarterKids, are complete and correct in all material respects and have been maintained in accordance with sound business practices. The minute books (or any other books containing records of member or manager action) of Earlychildhood and its Subsidiaries contain, in all material respects, accurate records of all meetings held of, and corporate or other action taken by, the Members, or the Management Committee of Earlychildhood, or the stockholders or owners or board of directors or other similar bodies of any of its Subsidiaries and no meeting has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of the books and records of Earlychildhood and its Subsidiaries will be in the possession of Earlychildhood.

   Section 3.5 Financial Information. Earlychildhood has delivered to
SmarterKids: (i) an audited consolidated balance sheet of Earlychildhood and its Subsidiaries as of December 31, 1999 and the related audited consolidated statements of income, changes in members' equity and cash flows of Earlychildhood and its Subsidiaries for the fiscal year then ended, together with the report thereon of KPMG, LLP, its independent certified public accountants; (ii) an audited consolidated balance sheet of QTL Corporation and its Subsidiaries as of December 31, 1998 and the related audited consolidated statements of income, stockholders' equity and cash flows of QTL Corporation for the nine months then ended, together with the report thereon of KPMG LLP, its independent certified public accountants; (iii) an audited balance sheet of Educational Products, Inc. as of March 31, 1999 and the related audited statements of income, stockholders' equity and cash flows of Educational Products, Inc. for the fiscal year then ended, together with the report thereon of KPMG LLP, its independent certified public accountants and (iv) an unaudited consolidated balance sheet of Earlychildhood and its Subsidiaries as of September 30, 2000 (the "Earlychildhood Balance Sheet") and the related unaudited consolidated statements of income, changes in members' equity, and cash flows, including, in each case, the notes thereto (together with the Earlychildhood Balance Sheet, the "Earlychildhood Financial Information"). The Earlychildhood Financial Information has been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be noted therein), and presents fairly, in all material respects, the financial position of Earlychildhood and its Subsidiaries on a consolidated basis as of the respective dates and for the periods referred to in such Earlychildhood Financial Information, except that the Earlychildhood Financial Information is subject to normal and recurring year-end adjustments and subject, in each case, to the notes regarding the matters reflected therein. Except set forth on the Earlychildhood Disclosure Schedule, no financial information of any entity are required to be included in the financial statements of Earlychildhood under GAAP.

   Section 3.6 No Undisclosed Liabilities. Except as set forth on the Earlychildhood Disclosure Schedule or the Earlychildhood Balance Sheet and except for normal or recurring liabilities incurred since the date of the Earlychildhood Balance Sheet in the ordinary course of business consistent with past practices, Earlychildhood and its Subsidiaries do not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in the Earlychildhood Financial Information in accordance with
GAAP), and whether due or to become due, which, individually or in the aggregate, are reasonably likely to have an Earlychildhood Material Adverse Effect.

   Section 3.7 Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement and the Transaction Documents or as set forth on the Earlychildhood Disclosure Schedule, since the date of the Earlychildhood Balance Sheet, Earlychildhood has conducted its businesses only in the ordinary course and in a manner consistent with past practice, and, since such date, there has been no material adverse change in the financial condition, results of operations, business, assets or properties of Earlychildhood or any of its Subsidiaries, taken as a whole (an "Earlychildhood Material Adverse Change") or any development or combination of developments of which the management of Earlychildhood is aware that, individually or in the aggregate, has had, or is reasonably likely to have, an Earlychildhood Material Adverse Effect, and, since such date, there has not been any:

     (a) (i) issuance of LLC Interests, or options or rights therefor, other than pursuant to the Earlychildhood Option Plans through the date hereof;
  (ii) purchase, redemption, retirement or other acquisition by Earlychildhood of any LLC Interest, parts of any LLC Interest or other rights or equity interests in Earlychildhood or any of its Subsidiaries; or (iii) declaration or payment of any dividend or other distribution or payment in respect of any LLC Interest, parts of any LLC Interest or other rights or equity interests in Earlychildhood or any of its Subsidiaries, other than tax distributions made in the ordinary course of business;

     (b) amendment to the organizational documents of Earlychildhood or any of its Subsidiaries (including the Operating Agreement);

     (c) payment by Earlychildhood or any of its Subsidiaries of any bonuses, salaries or other compensation (including management or other similar fees but excluding tax distributions) to any shareholder or member, as applicable, managing member, member of the Management Committee or executive officer (except for payments of salary, bonuses and other compensation payable for employment services rendered in the ordinary course of business (in which case there has been no increase in such payments)) or entry into any employment, severance or similar contract with any such person;

     (d) adoption of any new Employee Benefit Plan or Benefit Arrangement (each as defined below) for or with any employees of Earlychildhood or any Earlychildhood ERISA Affiliate or any increase in the payment to or benefits under any Earlychildhood Plan or other benefit obligations for or with any employees of Earlychildhood or any Earlychildhood ERISA Affiliate or change any actuarial or other assumption used to calculate funding obligations with respect to any Earlychildhood Employee Benefit Plans or Benefit Arrangements, or any change in the manner in which contributions to any Earlychildhood Employee Benefit Plans or Benefit Arrangements are made or the basis on which such contributions are determined;

     (e) damage to or destruction or loss of any asset or property of Earlychildhood or any of its Subsidiaries, whether or not covered by insurance, that would have an Earlychildhood Material Adverse Effect;

     (f) sale, lease or other disposition of any material asset or property of Earlychildhood or any of its Subsidiaries (other than sales of inventory in the ordinary course of business);

     (g) accrual of any expenses except for such accruals in the ordinary course of business;

     (h) cancellation or waiver of any claims or rights by Earlychildhood or any of its Subsidiaries that would have an Earlychildhood Material Adverse Effect;

     (i) assumption, guarantee or endorsement or other agreement to become responsible for the obligations of any other individual, firm or corporation (other than intercompany obligations) or making of any loans or advances to, any employee of Earlychildhood or any of its Subsidiaries, other than in the ordinary course of business;

     (j) material change by Earlychildhood or its Subsidiaries in their respective accounting methods, principles or practices to which SmarterKids has not previously consented in writing, except insofar as may be appropriate for changes required by applicable law or GAAP;

     (k) revaluations by Earlychildhood or its Subsidiaries of any of their respective assets having an Earlychildhood Material Adverse Effect;

     (l) agreement, whether oral or written, by Earlychildhood or any of its Subsidiaries, with respect to or to do any of the foregoing; or

     (m) other action or event that would have required the consent of SmarterKids pursuant to Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement, and that, individually or in the aggregate, has had, or is reasonably likely to have, an Earlychildhood Material Adverse Effect.

   Section 3.8 Taxes.

   (a) For the purposes of this Agreement, a "Tax" or, collectively, "Taxes," means any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all interest, penalties and additions imposed with respect to such amounts. For purposes of this Agreement, "Taxes" also includes any obligations under any agreements or arrangements with any other person or any provision of law with respect to Taxes of such other person (including pursuant to Treas. Reg. (S) 1.1502-6 or comparable provisions of state, local or foreign tax law) and including any liability for Taxes of any predecessor entity.

   (b) Except as set forth on the Earlychildhood Disclosure Schedule, Earlychildhood and each of its Subsidiaries have (i) timely filed all federal, state, local and foreign Tax returns and reports required to be filed by them prior to the date of this Agreement (taking into account all applicable extensions) and such Tax returns are accurate and complete in all material respects, (ii) timely paid or accrued all Taxes owed (whether or not shown on any Tax return), and (iii) paid all Taxes for which a notice of assessment or collection has been received (other than amounts being contested in good faith by appropriate proceedings). None of the Tax returns filed or Taxes payable by either Earlychildhood or any of its Subsidiaries (or, to the knowledge of Earlychildhood, by the holders of the LLC Interests as they relate to the items of income, deductions, etc. of Earlychildhood) have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by the Internal Revenue Service (the "IRS") or any other governmental authority, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the knowledge of Earlychildhood or any of its Subsidiaries, contemplated or threatened. The unpaid Taxes of Earlychildhood and each of its Subsidiaries (whether or not yet payable) attributable to any period (or portion thereof) ending on or before the Closing Date did not, as of September 30, 2000, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the Earlychildhood Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practice of Earlychildhood and its Subsidiaries in filing their Tax returns. Earlychildhood and each of its Subsidiaries will not incur any liability for Taxes from September 30, 2000 through the Closing Date other than in the ordinary course of business and consistent with reasonable past practice, and will not incur any Tax liability in connection with the transactions contemplated by this Agreement. Except as set forth on the Earlychildhood Disclosure Schedule, neither Earlychildhood nor any of its Subsidiaries has agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax law) by reason of a change in accounting method or otherwise, and neither Earlychildhood nor any of its Subsidiaries will be required to make any such adjustment as a result of the transactions contemplated by this Agreement. Earlychildhood and each of its Subsidiaries have timely withheld or collected and paid over to the appropriate governmental authorities (or are properly holding for such timely payment) all Taxes required by law to be withheld or collected. None of the Subsidiaries of Earlychildhood which is a corporation has made an election under Section 341(f) of the Code. There are no liens for Taxes upon the assets of Earlychildhood or any of its Subsidiaries (other than liens for Taxes that are not yet due or that are being contested in good faith by appropriate proceedings). No extension of a statute of limitations relating to any Taxes is in effect with respect to Earlychildhood and its Subsidiaries.

   (c) Earlychildhood and any non-corporate Subsidiaries of Earlychildhood have at all times during their existence been properly treated as a partnership or a disregarded entity for U.S. federal, state and local income tax purposes. No Subsidiary of Earlychildhood which is a corporation has been a member of an affiliated group of corporations filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined or unitary income tax return under comparable provisions of state, local or foreign tax law) for any taxable period. Neither Earlychildhood nor any of its Subsidiaries has been or is a party to or member of any joint venture, partnership, limited liability company, or other arrangement or contract which could be treated as a partnership for federal income tax purposes. None of the LLC Interests nor any assets transferred from Earlychildhood to Holdings, whether an actual transfer or a deemed transfer of assets, pursuant to the Contribution is a U.S. real property interest (as that term is defined in Section 897(c)(1) of the Code).

   (d) Neither Earlychildhood nor any of its Subsidiaries has any obligation under any agreement or arrangement with any other person or any provision of law with respect to Taxes of such other person (including pursuant to Treas. Reg. (S) 1.1502-6 or comparable provisions of state, local or foreign tax law) and including any liability for Taxes of any predecessor entity.

   Section 3.9 Properties.

   (a) The Earlychildhood Disclosure Schedule sets forth a list of (i) all material leases to which Earlychildhood or any of its Subsidiaries is a party as a lessee as of the date hereof (the "Earlychildhood Lease Agreements"), setting forth in the case of any such lease covering real property, the location of such real property, and (ii) all material real properties owned by Earlychildhood or any of its Subsidiaries as of the date hereof (the "Earlychildhood Owned Real Property"). To the knowledge of Earlychildhood, each of Earlychildhood and its Subsidiaries has good and marketable titled to the Earlychildhood Owned Real Property and a valid and binding leasehold interest in each of the properties that is the subject of an Earlychildhood Lease Agreement, free and clear of all Encumbrances, except for (i) any Encumbrances reflected in the Earlychildhood Financial Information and the Earlychildhood Disclosure Schedule; (ii) any Encumbrances which, individually or in the aggregate, are not reasonably likely to have an Earlychildhood Material Adverse Effect; (iii) zoning laws and other land use restrictions that do not impair the present or anticipated use or occupancy of the property subject thereto,
(iv) any Encumbrances for taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or due and being contested in good faith; (v) any mechanics' workmen's, repairmen's, warehousemen's, carrier's or other similar liens and encumbrances arising in the ordinary course of business consistent with past practice or being contested in good faith and (vi) any Encumbrances which are matters of public record or are shown by a current title report and reflected on the Earlychildhood Disclosure Schedule (clauses (i) through (vi) above collectively referred to herein as "Earlychildhood Permitted Encumbrances").

   (b) None of Earlychildhood and its Subsidiaries is in default under any of the Earlychildhood Lease Agreements, except for such defaults which have not had and are not reasonably likely to have an Earlychildhood Material Adverse Effect.

   Section 3.10 Intellectual Property.

   (a) Each of Earlychildhood and its Subsidiaries owns free and clear of all Encumbrances or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications for such patents, trademarks, trade names, service marks, copyrights, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of each of Earlychildhood and its Subsidiaries as currently conducted (the "Earlychildhood Intellectual Property"), subject to such exceptions that would not be reasonably likely to have an Earlychildhood Material Adverse Effect. The Earlychildhood Disclosure Schedule contains a list of all of the following that are material within the Earlychildhood Intellectual Property: (i) patents and patent applications; (ii) trademarks, trade names and service marks and registrations thereof and applications therefor; and (iii) registered copyrights and applications therefor. The Earlychildhood Disclosure Schedule identifies the owner of each item listed thereon and, in the case of registrations and applications, the application or registration number and date.

   (b) To the knowledge of Earlychildhood, Earlychildhood or a Subsidiary thereof is the sole and exclusive owner or a licensee of all of the material Earlychildhood Intellectual Property. All of the material Earlychildhood Intellectual Property will be owned or available for use by Earlychildhood or its Subsidiaries on terms and conditions immediately following the Effective Time identical to the terms and conditions pertaining to Earlychildhood or a Subsidiary thereof immediately prior to the Effective Time. Earlychildhood or a

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

Subsidiary thereof has taken reasonable measures to protect the proprietary nature of the Earlychildhood Intellectual Property and to maintain in confidence the trade secrets and confidential information that they own or use. No other person has any rights to any material item of the Earlychildhood Intellectual Property or has any rights to any of the material Earlychildhood Intellectual Property, except that the items of the Earlychildhood Intellectual Property identified on the Earlychildhood Disclosure Schedule as licensed to Earlychildhood or a Subsidiary thereof are owned by the respective owners identified on the Earlychildhood Disclosure Schedule, and, to the knowledge of Earlychildhood, no person is infringing, violating or misappropriating any of the material Earlychildhood Intellectual Property.

   (c) To the knowledge of Earlychildhood, none of the activities or business presently conducted by Earlychildhood or any of its Subsidiaries infringes or violates, or constitutes a misappropriation of, any intellectual property of any other person, and, if without the knowledge of Earlychildhood, such activities or business presently conducted by Earlychildhood or any of its Subsidiaries does infringe, violate or constitute a misappropriation of any intellectual property of any other person, no such infringement, violation or misappropriation, individually or in the aggregate, is reasonably likely to have an Earlychildhood Material Adverse Effect. None of Earlychildhood, any Subsidiary or any Affiliate of Earlychildhood has received any complaint, claim or notice alleging any such infringement, violation or misappropriation.

   (d) With respect to each item of the Earlychildhood Intellectual Property:

     (i) Earlychildhood or a Subsidiary thereof possesses all right, title and interest in and to such item, except for any Earlychildhood Third Party Rights (as defined below);

     (ii) such item is not subject to any outstanding judgment, order, decree, stipulation or injunction; and

     (iii) neither Earlychildhood nor any of its Subsidiaries has agreed, except in the ordinary course of business consistent with past practice or in conjunction with product or service sales or licenses, to indemnify any person for or against any infringement, misappropriation or other conflict with respect to such item.

   (e) The Earlychildhood Disclosure Schedule identifies each item of the intellectual property used by Earlychildhood or any Subsidiary that is owned by a party other than Earlychildhood ("Earlychildhood Third Party Rights"), and all licenses or other agreements pursuant to which Earlychildhood or any Subsidiary uses such items are listed on the Earlychildhood Disclosure Schedule. With respect to each such item:

     (i) the license or other agreement covering any such material item is valid, binding, enforceable and in full force and effect with respect to Earlychildhood or a Subsidiary thereof and, to the knowledge of Earlychildhood, with respect to every other party thereto;

     (ii) each such license or other agreement, including licenses to all third-party software listed in the Earlychildhood Disclosure Schedule other than generally commercially available software, to which Earlychildhood or a Subsidiary thereof is a party, is assignable by Earlychildhood or such Subsidiary without the consent or approval of, or any payment to, any party except as set forth on the Earlychildhood Disclosure Schedule, and, except as set forth on the Earlychildhood Disclosure Schedule, all such licenses and other agreements will continue to be valid, binding, enforceable and in full force and effect immediately following the Effective Time in accordance with the terms thereof as in effect immediately prior to the Effective Time, and the consummation of the transactions will not conflict with, result in a violation or breach of or constitute a default under (with notice or lapse of time or both) any such license or other agreement; and

     (iii) neither Earlychildhood, any Subsidiary thereof nor, to the knowledge of Earlychildhood, any other party to any such license or other agreement, is in breach or default under any such license or other agreement and, to the knowledge of Earlychildhood, no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration thereunder.

   Section 3.11 Product Warranty and Liability.

   (a) No reserves have been provided for by Earlychildhood to cover potential claims under existing customer indemnification agreements.

   (b) Except as to claims, actions, proceedings or investigations which have been asserted but as to which no notice has been given to Earlychildhood or any of its Subsidiaries, and except as set forth on the Earlychildhood Disclosure Schedule, there are no product liability claims, actions, proceedings or investigations pending or, to the knowledge of Earlychildhood, threatened against Earlychildhood or any of its Subsidiaries or their respective assets, or, to the knowledge of Earlychildhood, any state of facts existing which could give rise to any such product liability claim, action, proceeding or investigation.

   (c) To the knowledge of Earlychildhood, no claims have been made that the products sold by Earlychildhood or any of its Subsidiaries are not effective for the uses such products purport to serve. To the knowledge of Earlychildhood, neither Earlychildhood nor any of its Subsidiary has received any written notice that any product manufactured or distributed by Earlychildhood or any of its Subsidiaries has not been manufactured in accordance with "current Good Manufacturing Practices" (as such term is commonly understood within Earlychildhood's industry) or has not been properly labeled for its approved use.

   Section 3.12 Material Contracts.

   (a) The Earlychildhood Disclosure Schedule sets forth a complete and accurate list, and Earlychildhood has made available to SmarterKids, true and complete copies of:

     (i) each contract that provides for annual payments to or by Earlychildhood or any of its Subsidiaries in excess of $150,000;

     (ii) each contract of Earlychildhood or any of its Subsidiaries that was not entered into in the ordinary course of business;

     (iii) any contract under which Earlychildhood or any of its Subsidiaries has or may, except by way of endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past practice, become absolutely or contingently or otherwise liable for (x) the performance under any contract of any other person, firm or corporation or
  (y) the whole or any part of the indebtedness or liabilities of any other person, firm or corporation, in all cases, individually in excess of $1,000,000 and in the aggregate in excess of $5,000,000;

     (iv) all employment agreements, consulting agreements, contracts or commitments with any employee or member of Earlychildhood's Management Committee, other than those which are terminable by Earlychildhood or any of its Subsidiaries on not more than thirty days notice without liability or financial obligation, and within each such category of agreements, contracts or commitments, which are individually in excess of $150,000;

     (v) any agreements or plans, including, without limitation, any stock option, stock or equity appreciation right or stock or equity purchase plans or agreements, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (vi) any contract with any Member, managing member or member of the Management Committee of Earlychildhood, other than in such person's capacity as a Member, managing member or member of the Management Committee, or any contract with any entity in which, to the knowledge of Earlychildhood, any Member, managing member or member of the Management Committee or any family member of any such person has a material economic interest;

     (vii) any contract that limits or restricts in any material respect where Earlychildhood or any of its Subsidiaries may conduct its or their business or the type or line of business that Earlychildhood or any of its Subsidiaries may engage in;

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

     (viii) any powers of attorney outstanding (other than those issued in the ordinary course of business with respect to Tax matters), or material obligations or liabilities (absolute or contingent) as guarantor, surety, cosigner, endorser, co-maker, indemnitor, or otherwise respecting the obligations or liabilities of any person.

     (ix) any material contract containing any agreement with respect to any change of control; and

     (x) each material amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

   (b) Neither Earlychildhood nor any of its Subsidiaries have breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of any material agreement, contract or commitment set forth or required to be set forth in Section 3.12 of the Earlychildhood Disclosure Schedule ("Earlychildhood Material Contracts") in such a manner as, individually or in the aggregate, is reasonably likely to have an Earlychildhood Material Adverse Effect. Except as set forth in the Earlychildhood Disclosure Schedule, each Earlychildhood Material Contract that has not expired by its terms is in full force and effect, except for those contracts, the ineffectiveness of which would not reasonably be likely to have an Earlychildhood Material Adverse Effect and, if all of the consents, approvals, authorizations, filings, notifications and other actions listed with respect to such contract in the Earlychildhood Disclosure Schedule are obtained, taken or made, as applicable, such contract will continue, after the Effective Time, to be in full force and effect on identical terms.

   (c) To the knowledge of Earlychildhood or its Subsidiaries, none of the parties to any Earlychildhood Material Contract have terminated, or notified Earlychildhood or any of its Subsidiaries in writing of its intent to materially reduce or terminate its business relationship with Earlychildhood or any of its Subsidiaries in the future.

   (d) Neither of Earlychildhood nor any of its Subsidiaries have received written notice from any customer, or group of customers, that are under common ownership or control, and that accounted for a material percentage of the aggregate products and services furnished by Earlychildhood or any of its Subsidiaries since January 1, 1999 that such customer or group of customers has stopped or intends to stop purchasing Earlychildhood's or any of its Subsidiaries' products or services, nor has Earlychildhood or any of its Subsidiaries lost any supplier, or group of suppliers that are under common ownership or control, that accounted for a material percentage of the aggregate supplies purchased by Earlychildhood or any of its Subsidiaries since January 1, 1999.

   (e) As of the Effective Time, Earlychildhood will have terminated the Executive Management Agreement, dated as of May 5, 1999 by and between Earlychildhood and William E. Simon and Sons, L.L.C., a Delaware limited liability company (the "Executive Management Agreement"), and, from and after the Effective Time, there will be no further obligations or liabilities, including payment obligations, outstanding or due thereunder. The fees payable to William E. Simon and Sons, L.L.C. between the date hereof and the Effective Time pursuant to the Executive Management Agreement shall not exceed $25,000 per month.

   Section 3.13 Litigation. Except as disclosed in the Earlychildhood Financial Information or in the Earlychildhood Disclosure Schedule, there is no (i) action, suit or proceeding, claim, arbitration or investigation against Earlychildhood or any of its Subsidiaries pending or, to the knowledge of Earlychildhood, threatened, against Earlychildhood or any of its Subsidiaries or (ii) outstanding order, judgment, writ, injunction or decree of any court, governmental agency or arbitration tribunal in a proceeding to which Earlychildhood or any of its Subsidiaries is a party, except, in the case of each of clauses (i) and (ii) above, those that, individually or in the aggregate, are not reasonably likely to have an Earlychildhood Material Adverse Effect or a material adverse effect on the ability of Earlychildhood to consummate the transactions contemplated by this Agreement.

   Section 3.14 Environmental Matters. (a) To the knowledge of Earlychildhood, except as disclosed on the Earlychildhood Disclosure Schedule and except, with or without the knowledge of Earlychildhood, for such matters that, individually or in the aggregate, are not reasonably likely to have an Earlychildhood Material

Adverse Effect: (i) Earlychildhood and its Subsidiaries are in material compliance with all applicable Environmental Laws (as defined in Section 3.14(b)); (ii) the properties currently owned or operated by Earlychildhood and its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances (as defined in Section 3.14(c)); (iii) the properties formerly owned or operated by Earlychildhood or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership or operation by Earlychildhood or any of its Subsidiaries; (iv) neither Earlychildhood nor its Subsidiaries are subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) neither Earlychildhood nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (vi) neither Earlychildhood nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that Earlychildhood or any of its Subsidiaries may be in violation of or liable under any Environmental Law; and (vii) neither Earlychildhood nor any of its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

   (b) As used in this Agreement, the term "Environmental Law" means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health and safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property.

   (c) As used in this Agreement, the term "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon; or (C) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

   Section 3.15 Employee Benefit Plans.

   (a) The Earlychildhood Disclosure Schedule sets forth all employee benefit plans ("Employee Benefit Plans"), as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all other material employee benefit arrangements that are not Employee Benefit Plans, including, but not limited to any employment or consulting agreement, any arrangement providing insurance benefits, any incentive bonus or deferred bonus arrangement, any arrangement providing termination allowance, severance or similar benefits, any equity compensation plan, any deferred compensation plan, and any compensation policy or practice (collectively "Benefit Arrangements"), which are maintained, contributed to or required to be contributed to by Earlychildhood or any of its Subsidiaries ("Earlychildhood Employee Plans").

   (b) A true and complete copy of each written Earlychildhood Employee Plan, including, if applicable, each amendment thereto and any trust agreement, insurance contract, collective bargaining agreement, or other funding or investment arrangements for the benefits under such Earlychildhood Employee Plan, has been made available to SmarterKids. In addition, with respect to each such Earlychildhood Employee Plan to the extent applicable, Earlychildhood has made available to SmarterKids the most recently filed Federal Forms 5500, the most recent summary plan description (including any summaries of material modifications), the most recent IRS determination letter, if applicable, the most recent actuarial report or valuation, if applicable, and all material employee communications with respect to each such Earlychildhood Employee Plan.

   (c) Except as set forth on the Earlychildhood Disclosure Schedule:

     (i) neither Earlychildhood nor any entity that, together with Earlychildhood is required to be treated as a single employer under Section 414 of the Code ("Earlychildhood ERISA Affiliate"), sponsors or has previously sponsored, maintained, contributed to or incurred an obligation to contribute to any Employee Benefit Plan regulated under Title IV of ERISA, including any "multiemployer plan," as defined in Sections 3(37) and 4001(a)(3) of ERISA and neither Earlychildhood nor any Earlychildhood ERISA

  Affiliate has incurred nor reasonably expects to incur any liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV of ERISA. Neither Earlychildhood nor any ERISA Affiliate participates in or has employees covered by an Employee Plan sponsored by a professional employer organization or similar entity;

     (ii) neither Earlychildhood nor any of its Subsidiaries sponsors or has previously sponsored, maintained, contributed to or incurred an obligation to contribute to any Employee Benefit Plan that provides or will provide benefits described in Section 3(1) of ERISA to any former employee or retiree of Earlychildhood or any of its Subsidiaries, except as required under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state law;

     (iii) all Earlychildhood Employee Plans and Benefit Arrangements have been maintained and operated, and currently are, in compliance in all material respects with their terms, the requirements prescribed by any and all applicable laws (including ERISA and the Code), orders, or governmental rules and regulations in effect with respect thereto, and Earlychildhood and its Subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation by any other party to, any of the Earlychildhood Employee Plans;

     (iv) each Earlychildhood Employee Plan that is intended to qualify under
  Section 401(a) of the Code and each trust established pursuant to each such Earlychildhood Employee Plan that is intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, a copy of which has been made available to SmarterKids, and, to Earlychildhood's knowledge, nothing has occurred which may reasonably be expected to impair such determination or otherwise adversely affect the tax-qualified status of such Earlychildhood Employee Plan;

     (v) Earlychildhood and its Subsidiaries have made full and timely payment of all amounts required to be contributed under the terms of each Earlychildhood Employee Plan and applicable law or required to be paid as expenses under such Earlychildhood Employee Plan and there has been no amendment to, written interpretation of or announcement (whether or not written) by Earlychildhood or any Earlychildhood ERISA Affiliates relating to, or change in employee participation or coverage under, any Employee Benefit Plan or Benefit Arrangement that would increase materially the expense of maintaining such Employee Benefit Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended prior to the date hereof; and

     (vi) other than claims for benefits in the ordinary course, there is no claim, suit, action, dispute, arbitration or legal, administrative or other proceeding or governmental investigation or audit pending, or, to the knowledge of Earlychildhood, threatened, alleging any breach of the terms of any Earlychildhood Employee Plan or of any fiduciary duty thereunder or violation of any applicable law with respect to any such Earlychildhood Employee Plan.

   (d) With respect to the Earlychildhood Employee Plans, individually and in the aggregate, no event has occurred, and to the knowledge of Earlychildhood, there exists no condition or set of circumstances in connection with which Earlychildhood could be subject to any liability that is reasonably likely to have an Earlychildhood Material Adverse Effect under ERISA, the Code or any other applicable law.

   (e) Earlychildhood is not a party to any written or oral contract, agreement, plan or arrangement pursuant to which Earlychildhood has any obligation to "gross up," indemnify or otherwise compensate or hold harmless any person with respect to any portion of any excise tax (or interest or penalties with respect thereto) which such person may become subject to under
Section 4999 of the Code or any similar state tax law, and there is no contract, agreement, plan or arrangement covering any person that, individually or collectively, would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code.

   (f) Except as set forth on the Earlychildhood Disclosure Schedule, and except as provided for in this Agreement, neither Earlychildhood nor any of its Subsidiaries is a party to any oral or written (i) agreement with any officer or other key employee of Earlychildhood or any of its Subsidiaries, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving

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Earlychildhood of the nature contemplated by this Agreement, (ii) agreement with any officer of Earlychildhood providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof and for the payment of compensation in excess of $100,000 per annum, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. None of the execution and delivery of this Agreement or any of the Transaction Documents or the consummation of the transactions contemplated hereunder or thereunder will trigger any "change of control" or similar provisions resulting in the acceleration of benefits or compensation with respect to any agreements with any officer or other key employee of Earlychildhood or any of its Subsidiaries except for such applicable agreements as set forth on the Earlychildhood Disclosure Schedule (the "Earlychildhood Change of Control Agreements").

   Section 3.16 Compliance With Laws.

   (a) Neither Earlychildhood nor any of its Subsidiaries has violated or failed to comply with any statute, law, ordinance, regulation, rule or order of any Governmental Entity, or any judgment, decree or order of any court, applicable to it, its business or operations or by which it, its business or operations are bound, except for any such violations or failures to comply that, individually or in the aggregate have not had and are not reasonably likely to have an Earlychildhood Material Adverse Effect;

   (b) No investigation or review by any Governmental Entity is pending or, to the knowledge of Earlychildhood, has been threatened against Earlychildhood or any of its Subsidiaries, nor, to the knowledge of Earlychildhood, has any Governmental Entity indicated by written notice or otherwise, an intention to conduct an investigation of Earlychildhood or any of its Subsidiaries; and

   (c) There is no agreement, judgment, injunction, order or decree binding upon Earlychildhood or any of its Subsidiaries which has had or is reasonably likely to have the effect of prohibiting or materially impairing the conduct of Earlychildhood's business as currently conducted or the transactions contemplated by this Agreement.

   Section 3.17 Tax Matters.

   (a) To the knowledge of Earlychildhood, none of Earlychildhood, any of its Subsidiaries or other Affiliates (as defined in Section 5.13) and any holders of LLC Interests have taken or agreed to take any action (or failed to take or agreed not to take any action) which such action or inaction, as the case may be, would prevent (i) the Contribution from constituting a transaction qualifying as a transfer of property to Holdings by the holders of LLC Interests under Section 351 of the Code or (ii) the SmarterKids Merger as qualifying as a reorganization described in Section 368(a) of the Code.

   (b) To the knowledge of Earlychildhood, the holders of LLC Interests have no present plan, intention or arrangement to sell or otherwise dispose of any of the Holdings Common Stock received in the Contribution that would cause the Contribution and the SmarterKids Merger to fail to qualify as transfers under
Section 351 of the Code.

   Section 3.18 Registration Statement; Proxy Statement/Prospectus. The information to be supplied by Earlychildhood or its Subsidiaries or about Earlychildhood or its Subsidiaries by Earlychildhood's agents for inclusion in the registration statement on Form S-4 pursuant to which shares of Holdings Common Stock issued in the Transactions will be registered under the Securities Act (the "Registration Statement"), shall not at the time the Registration Statement is declared effective by the Securities and Exchange Commission (the "SEC") contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information supplied by Earlychildhood or

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its Subsidiaries for inclusion in the proxy statement/prospectus to be sent to the stockholders of SmarterKids in connection with the meeting of SmarterKids' stockholders (the "SmarterKids Stockholders' Meeting") to consider this Agreement and the SmarterKids Merger (the "Proxy Statement/Prospectus") shall not, on the date the Proxy Statement/Prospectus is first mailed to the stockholders of SmarterKids, at the time of the SmarterKids Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the SmarterKids Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Earlychildhood or any of its Affiliates, should be discovered by Earlychildhood which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Earlychildhood shall promptly inform SmarterKids.

   Section 3.19 Labor Matters. Neither Earlychildhood nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is Earlychildhood or any of its Subsidiaries the subject of any material proceeding asserting that Earlychildhood or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of Earlychildhood, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving Earlychildhood or any of its Subsidiaries.

   Section 3.20 Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by Earlychildhood or any of its Subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Earlychildhood and its Subsidiaries and their respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have an Earlychildhood Material Adverse Effect. All premiums and other payments due from Earlychildhood or any Subsidiary with respect to any such contracts of insurance or indemnity have been paid. Neither Earlychildhood nor any of its Subsidiaries have received written notice of any threatened termination of, or premium increase with respect to, any of such policies or bonds.

   Section 3.21 No Existing Discussions. As of the date hereof, other than the Transactions, neither Earlychildhood nor any of its Affiliates is engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to any Earlychildhood Acquisition Proposal (as defined in Section 5.4).

   Section 3.22 Consent. The Contribution has been approved by the unanimous consent of all holders of LLC Interests and such holders have taken all actions necessary under the California Limited Liability Company Act required for the approval of the Transactions. No separate approval by the holders of any class or series of LLC Interests or other equity interests in Earlychildhood is necessary to approve this Agreement, the Contribution, the Transaction Documents to which Earlychildhood is a party or any of the other transactions contemplated hereby.

   Section 3.23 Management Committee Approval. The Management Committee of Earlychildhood has taken all actions necessary under the California Limited Liability Company Act required for the approval of the Transactions and no other approval under any California anti-takeover statute or regulation applicable to Earlychildhood is required in connection with the consummation of the Transactions. No "fair price," "moratorium," "control share acquisitions" or other similar anti-takeover statute or regulation is applicable to Earlychildhood or (by reason of Earlychildhood's participation therein) this Agreement, the Contribution or the Transactions.

                                  ARTICLE IV.

                 REPRESENTATIONS AND WARRANTIES OF SMARTERKIDS

   SmarterKids represents and warrants to Earlychildhood that the statements contained in this Article IV are true and correct, except as set forth herein and in the disclosure schedules delivered by SmarterKids to Earlychildhood on or before the date of this Agreement (the "SmarterKids Disclosure Schedule"). The SmarterKids Disclosure Schedule shall be arranged in paragraphs corresponding to the numbered and lettered paragraphs contained in this Article IV and the disclosure in any paragraph shall qualify other paragraphs in this
Article IV only to the extent that it is reasonably apparent from a reading of such disclosure that it also qualifies or applies to such other paragraphs.

   Section 4.1 Organization of SmarterKids. SmarterKids is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a SmarterKids Material Adverse Effect (as defined below). SmarterKids does not have, and, since the date of its incorporation, has not had any Subsidiaries. Except as set forth on the SmarterKids Disclosure Schedule or in the SmarterKids SEC Reports (as defined in Section 4.4) filed prior to the date hereof, SmarterKids does not directly or indirectly own any equity or similar interest in, or any interest that is mandatorily convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity. A true, correct and complete copy of the Certificate of Incorporation and other similar organizational documents of SmarterKids has been delivered to Earlychildhood. For purposes of this Agreement "SmarterKids Material Adverse Effect" shall mean a material adverse effect on the business, assets, properties, financial condition or results of operations of SmarterKids, provided, that a decrease or successive decreases in the market price of the SmarterKids Common Stock prior to the Effective Time shall not, in and of itself, constitute a SmarterKids Material Adverse Effect (it being understood that any decrease or successive decreases in market price may be indicative of other factors which, in and of themselves (without giving effect to such decrease(s) in market price), would and, to the extent applicable, shall constitute a SmarterKids Material Adverse Effect).

   Section 4.2 SmarterKids Capital Structure.

   (a) The authorized capital stock of SmarterKids consists of 90,000,000 shares of SmarterKids Common Stock and 10,000,000 shares of Preferred Stock, $.01 par value ("SmarterKids Preferred Stock"). As of the date hereof, (i) 20,651,115 shares of SmarterKids Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of SmarterKids Common Stock were held in the treasury of SmarterKids and (iii) no shares of SmarterKids Preferred Stock were issued and outstanding. The SmarterKids Disclosure Schedule shows the number of shares of SmarterKids Common Stock reserved for future issuance pursuant to stock options granted and outstanding as of the date hereof, the plans under which such options were granted and award agreements pursuant to which "non-plan" options were granted (collectively, the "SmarterKids Stock Plans"), and the entities or persons to whom such options were granted. As of the date hereof, warrants to purchase an aggregate of 217,292 shares of SmarterKids Common Stock were issued and outstanding the ("SmarterKids Warrants"). The SmarterKids Disclosure Schedule sets forth the SmarterKids agreements under which the SmarterKids Warrants were issued and to whom such warrants were granted. Except as set forth on the SmarterKids Disclosure Schedule, there are no obligations, contingent or otherwise, of SmarterKids to repurchase, redeem or otherwise acquire any shares of SmarterKids Common Stock or make any material investment (in the form of a loan, capital contribution or otherwise) in any other entity. A maximum of 400,000 shares of SmarterKids Common Stock is authorized for issuance under the SmarterKids Employee Stock Purchase Plan, of which 40,666 shares have been purchased pursuant thereto as of the date hereof.

   (b) Except as set forth in this Section 4.2 or as reserved for future grants of options under the SmarterKids Stock Plans or as disclosed on the SmarterKids Disclosure Schedule, (i) there are no equity securities of any class of SmarterKids, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding; (ii) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which SmarterKids is a party or by which it is bound obligating SmarterKids to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of SmarterKids or obligating SmarterKids to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, call, right, commitment or agreement; and (iii) to the knowledge of SmarterKids, there are no voting trusts, proxies or other voting agreements or understandings with respect to the shares of capital stock of SmarterKids.

   Section 4.3 Authority; No Conflict; Required Filings and Consents.

   (a) SmarterKids has all requisite corporate power and authority to enter into this Agreement and each of the Transaction Documents to which it is a party and to consummate the Transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party. The execution and delivery of this Agreement and each of the Transactions Documents to which it is a party and the consummation of the transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party by SmarterKids have been duly authorized by all necessary corporate action on the part of SmarterKids, subject only to the approval and adoption of this Agreement by SmarterKids' stockholders under the DGCL. The stockholders of SmarterKids identified on the SmarterKids Disclosure Schedule have each executed and delivered the Stockholder Support Agreement in the form of Exhibit A attached hereto and assuming the due authorization and execution of the Stockholder Support Agreement by each such stockholder, the Stockholder Support Agreement constitutes a valid and binding obligation of such stockholders, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. This Agreement and each of the Transaction Documents to which SmarterKids is a party have been duly executed and delivered by SmarterKids and constitute the valid and binding obligations of SmarterKids, enforceable in accordance with their terms, subject to the Bankruptcy and Equity Exception.

   (b) Except as set forth on the SmarterKids Disclosure Schedule, the execution and delivery of this Agreement and each of the Transaction Documents to which it is a party by SmarterKids does not, and the consummation of the Transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party will not, (i) conflict with, or result in any violation or breach of, any provision of the Certificate of Incorporation or Bylaws of SmarterKids (the "SmarterKids Organizational Documents"), (ii) result in any violation or breach of, or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit) under, or require a consent or waiver under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, contract or other agreement, instrument or obligation to which SmarterKids is a party or by which it or any of its properties or assets may be bound, or (iii) conflict with or violate any permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to SmarterKids or any of its properties or assets, except in the case of (ii) and (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which are not, individually or in the aggregate, reasonably likely to have a SmarterKids Material Adverse Effect. The execution and delivery of the Stockholder Support Agreement by the stockholders of SmarterKids party thereto does not conflict with, and will not result in any violation or breach of, any provision of SmarterKids Organizational Documents.

   (c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to SmarterKids in connection with the execution and delivery of this Agreement and each of the Transaction Documents to which it is a party or the consummation of the Transactions contemplated hereby or thereby, except for (i) the filing of the pre-merger notification report under the HSR Act, if applicable, (ii) the filing of a Certificate of Merger with respect to the SmarterKids Merger with the Delaware Secretary of State, (iii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state or foreign securities laws, and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not be reasonably likely to have a SmarterKids Material Adverse Effect. SmarterKids is its own "ultimate parent entity" (as such term is used in the HSR Act and the Regulations thereunder) and is not a "$100 million Person" within the meaning of the HSR Act and the Regulations thereunder.

   Section 4.4 SEC Filings; Financial Statements.

   (a) SmarterKids has timely filed and made available to Earlychildhood all forms, reports and documents filed or required to be filed by SmarterKids with the SEC since the date of its initial public offering (collectively, the "SmarterKids SEC Reports"). The SmarterKids SEC Reports (including all exhibits and schedules thereto and documents incorporated by reference therein) (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SmarterKids SEC Reports or necessary in order to make the statements in such SmarterKids SEC Reports, in the light of the circumstances under which they were made, not misleading.

   (b) SmarterKids will deliver to Earlychildhood as soon as they become available true and complete copies of any report or statement mailed by SmarterKids to its security holders generally or filed by it with the SEC, in each case subsequent to the date hereof and prior to the Effective Time. As of their respective dates, such reports and statements (excluding any information therein provided by Earlychildhood, as to which SmarterKids makes no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading and will comply in all material respects with all applicable requirements of law. The audited financial statements and unaudited interim financial statements of SmarterKids to be included or incorporated by reference in such reports and statements will be prepared in accordance with GAAP and regulations of the SEC applicable to public companies and will fairly present the financial position of SmarterKids as of the dates thereof and the results of operations and consolidated cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and to the extent they may not include footnotes or may be condensed or summary statements).

   (c) Each of the financial statements (including, in each case, any related notes) contained in the SmarterKids SEC Reports complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP and regulations of the SEC applicable to public companies applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, in conformity with the requirements of Form 10-Q under the Exchange Act) and fairly presented in all material respects the financial position of SmarterKids as of the respective dates and the results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The unaudited balance sheet of SmarterKids as of September 30, 2000 is referred to herein as the "SmarterKids Balance Sheet." No financial statements of any other entity are required to be included in the financial statements of SmarterKids under GAAP.

   Section 4.5 No Undisclosed Liabilities. Except as disclosed in the SmarterKids SEC Reports filed prior to the date hereof or on the SmarterKids Disclosure Schedule, and except for normal or recurring liabilities incurred since the date of the SmarterKids Balance Sheet in the ordinary course of business consistent with past practices, SmarterKids does not have any liabilities, either accrued, contingent or otherwise (whether or not required to be reflected in financial statements in accordance with
GAAP), and whether due or to become due, which individually or in the aggregate, are reasonably likely to have a SmarterKids Material Adverse Effect.

   Section 4.6 Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement and the Transaction Documents or as disclosed in the SmarterKids SEC Reports filed prior to the date hereof or as set forth on the SmarterKids Disclosure Schedule, since the date of the SmarterKids Balance Sheet, SmarterKids has conducted its businesses only in the ordinary course and in a manner consistent with past practice and, since such date, there has been no material adverse change in the financial condition, results of operations, business, assets or properties of SmarterKids (a "SmarterKids Material Adverse Change") or any development or combination of developments of which the management of SmarterKids is aware that, individually or in the aggregate, has had, or is reasonably likely to have, a SmarterKids Material Adverse Effect, and since such date, there has not been any:

   (a) issuances of any capital stock, other than pursuant to the SmarterKids Stock Plans through the date hereof, or purchases, redemptions or other acquisitions, or agreements to purchase, redeem or otherwise acquire, any shares of capital stock of SmarterKids, or issuances or purchases of any options, warrants or other equity securities, debt securities or evidence of indebtedness of SmarterKids, or declarations or payments of any dividends or any distributions (whether in cash, stock or property or any combination thereof) in respect of SmarterKids' capital stock;

   (b) amendment to the organizational documents of SmarterKids;

   (c) payment by SmarterKids of any bonuses, salaries or other compensation to any director or executive officer (except for payments of salary, bonuses and other compensation payable for employment services rendered in the ordinary course of business (in which case there has been no increase in such payments)) or entry into any employment, severance or similar contract with any such person;

   (d) adoption of any Employee Benefit Plan or Benefit Arrangement for or with any employees of SmarterKids or any SmarterKids ERISA Affiliate or any increase in the payment to or benefits under any SmarterKids Plan or other benefit obligations for or with any employees of SmarterKids or any SmarterKids ERISA Affiliate or change in any actuarial or other assumption used to calculate funding obligations with respect to any SmarterKids Employee Benefit Plan or Benefit Arrangements, or any change in the manner in which contributions to any SmarterKids Employee Benefit Plan or Benefit Arrangements are made or the basis on which such contributions are determined;

   (e) damage to or destruction or loss of any asset or property of SmarterKids, whether or not covered by insurance, that would have a SmarterKids Material Adverse Effect;

   (f) sale, lease or other disposition of any material asset or property of SmarterKids (other than sales of inventory in the ordinary course of business);

   (g) accrual of any expenses except for such accruals in the ordinary course of business;

   (h) cancellation or waiver of any claims or rights by SmarterKids that would have a SmarterKids Material Adverse Effect;

   (i) assumption, guarantee or endorsement or other agreement to become responsible for the obligations of any other individual, firm or corporation (other than intercompany obligations) or making of any loans or advances to, any employee of SmarterKids, other than in the ordinary course of business;

   (j) material change by SmarterKids in its accounting methods, principles or practices to which Earlychildhood has not previously consented in writing, except insofar as may be appropriate for changes required by applicable law or GAAP;

   (k) revaluation by SmarterKids of any of its assets having a SmarterKids Material Adverse Effect;

   (l) agreement, whether oral or written, by SmarterKids with respect to or to do any of the foregoing;

   (m) other action or event that would have required the consent of Earlychildhood pursuant to Section 5.1 of this Agreement had such action or event occurred after the date of this Agreement and that, individually or in the aggregate, has had or is reasonably likely to have a SmarterKids Material Adverse Effect.

   Section 4.7 Taxes.

   (a) SmarterKids has (i) timely filed all federal, state, local and foreign Tax returns and reports required to be filed by it prior to the date of this Agreement (taking into account all applicable extensions) and such Tax returns are accurate and complete in all material respects, (ii) timely paid or accrued all Taxes owed (whether or not shown on any Tax returns), and (iii) paid or accrued all Taxes for which a notice of assessment or collection has been received (other than amounts being contested in good faith by appropriate proceedings). None of the Tax returns filed or Taxes payable by SmarterKids have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by the IRS or any other governmental authority, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the knowledge of SmarterKids, contemplated or threatened. The unpaid Taxes of SmarterKids (whether or not yet payable) attributable to any period (or portion thereof) ending on or before the Closing Date did not, as of September 30, 2000, exceed the reserve for actual Taxes (as opposed to any reserve for deferred Taxes established to reflect timing differences between book and Tax income) as shown on the SmarterKids Balance Sheet, and will not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the reasonable past custom and practice of SmarterKids in filing its Tax returns. SmarterKids will not incur any liability for Taxes from September 30, 2000 through the Closing Date other than in the ordinary course of business and consistent with reasonable past practice, and will not incur any Tax liability in connection with the transactions contemplated by this Agreement. SmarterKids has not agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax law) by reason of a change in accounting method or otherwise, and SmarterKids will not be required to make any such adjustment as a result of the transactions contemplated by this Agreement. SmarterKids has timely withheld or collected and paid over to the appropriate governmental authorities (or is properly holding for such timely payment) all Taxes required by law to be withheld or collected. SmarterKids has not made an election under Section 341(f) of the Code. There are no liens for Taxes upon the assets of SmarterKids (other than liens for Taxes that are not yet due or that are being contested in good faith by appropriate proceedings). No extension of a statute of limitations relating to any Taxes is in effect with respect to SmarterKids.

   (b) SmarterKids has not been a member of an affiliated group of corporations filing a consolidated federal income tax return (or a group of corporations filing a consolidated, combined or unitary income tax return under comparable provisions of state, local or foreign tax law) for any taxable period, other than a group the common parent of which is or was SmarterKids. SmarterKids has not been and is not a party to or member of any joint venture, partnership, limited liability company, or other arrangement or contract which could be treated as a partnership for federal income tax purposes. SmarterKids is not, and has not been, a U.S. real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in
Section 897(c)(1)(A)(ii) of the Code.

   (c) SmarterKids has no obligation under any agreement or arrangement with any other person or any provision of law with respect to Taxes of such other person (including pursuant to Treas. Reg. (S) 1.1502-6 or comparable provisions of state, local or foreign tax law) and including any liability for Taxes of any predecessor entity.

   Section 4.8 Properties.

   (a) The SmarterKids Disclosure Schedule sets forth a list of all material leases to which SmarterKids is a party as a lessee as of the date hereof (the "SmarterKids Lease Agreements"), setting forth in the case of any such lease covering real property, the location of such real property. To the knowledge of SmarterKids, SmarterKids has a valid and binding leasehold interest in each of the properties that is the subject of a SmarterKids Lease Agreement free and clear of all Encumbrances except for (i) any Encumbrances reflected in the financial statements included in the SmarterKids SEC Reports and the SmarterKids Disclosure Schedule; (ii) any Encumbrances which, individually or in the aggregate, are not reasonably likely to have a SmarterKids Material Adverse Effect; (iii) zoning laws and other land use restrictions that do not impair the present or anticipated use or occupancy of the property subject thereto, (iv) any Encumbrances for taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or due and being contested in good faith; (v) any mechanics' workmen's, repairmen's, warehousemen's, carrier's or other similar liens and encumbrances arising in the ordinary course of business consistent with past practice or being contested in good faith and (vi) any Encumbrances which are matters of public record or are shown by a current title report and reflected on the SmarterKids Disclosure Schedule (clauses (i) through (vi) above collectively referred to herein as "SmarterKids Permitted Encumbrances").

   (b) SmarterKids is not in default under any SmarterKids Lease Agreement except where the existence of such defaults, individually or in the aggregate, has not had and is not reasonably likely to have a SmarterKids Material Adverse Effect.

   (c) SmarterKids does not own any real property.

   Section 4.9 Intellectual Property.

   (a) SmarterKids owns free and clear of all Encumbrances or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications for such patents, trademarks, trade names, service marks, copyrights, know-how, computer software programs or applications and tangible or intangible proprietary information or material that are necessary to conduct the business of SmarterKids as currently conducted (the "SmarterKids Intellectual Property"), subject to such exceptions that would not be reasonably likely to have an SmarterKids Material Adverse Effect. The SmarterKids Disclosure Schedule contains a list of all of the following that are included in the material within the SmarterKids Intellectual
Property: (i) patents and patent applications; (ii) trademarks, trade names and service marks and registrations thereof and applications therefor; and (iii) registered copyrights and applications therefor. The SmarterKids Disclosure
Schedule identifies the owner of each item listed thereon and, in the case of registrations and applications, the application or registration number and date.

   (b) To the knowledge of SmarterKids, SmarterKids is the sole and exclusive owner or a licensee of all of the material SmarterKids Intellectual Property. All of the material SmarterKids Intellectual Property will be owned or available for use by SmarterKids on terms and conditions immediately following the Effective Time identical to the terms and conditions pertaining to SmarterKids immediately prior to the Effective Time. SmarterKids has taken reasonable measures to protect the proprietary nature of the SmarterKids Intellectual Property and to maintain in confidence the trade secrets and confidential information that they own or use. No other person has any rights to any material item of the SmarterKids Intellectual Property or has any rights to any of the material SmarterKids Intellectual Property, except that the items of the SmarterKids Intellectual Property identified on the SmarterKids Disclosure Schedule as licensed to SmarterKids are owned by the respective owners identified on the SmarterKids Disclosure Schedule, and, to the knowledge of SmarterKids, no person is infringing, violating or misappropriating any of the material SmarterKids Intellectual Property.

   (c) To the knowledge of SmarterKids, none of the activities or business presently conducted by SmarterKids infringes or violates, or constitutes a misappropriation of, any intellectual property of any other person, and, if without the knowledge of SmarterKids, such activities or business presently conducted by

SmarterKids does infringe, violate or constitute a misappropriation of any intellectual property of any other person, no such infringement, violation or misappropriation, individually or in the aggregate, is reasonably likely to have a SmarterKids Material Adverse Effect. Neither SmarterKids nor any Affiliate of SmarterKids has received any complaint, claim or notice alleging any such infringement, violation or misappropriation.

   (d) With respect to each item of the SmarterKids Intellectual Property:

     (i) SmarterKids possesses all right, title and interest in and to such item, except for any SmarterKids Third Party Rights (as defined below;)

     (ii) such item is not subject to any outstanding judgment, order, decree, stipulation or injunction; and

     (iii) SmarterKids has not agreed, except in the ordinary course of business consistent with past practice or in conjunction with product or service sales or licenses, to indemnify any person for or against any infringement, misappropriation or other conflict with respect to such item.

   (e) The SmarterKids Disclosure Schedule identifies each item of the intellectual property used by SmarterKids that is owned by a party other than SmarterKids ("SmarterKids Third Party Rights"), and all licenses or other agreements pursuant to which SmarterKids uses such items are listed on the SmarterKids Disclosure Schedule. With respect to each such item:

     (i) the license or other agreement covering any such material item is valid, binding, enforceable and in full force and effect with respect to SmarterKids and, to the knowledge of SmarterKids, with respect to every other party thereto;

     (ii) each such license or other agreement, including licenses to all third-party software listed in the SmarterKids Disclosure Schedule other than generally commercially available software, to which SmarterKids is a party, is assignable by SmarterKids without the consent or approval of, or any payment to, any party except as set forth on the SmarterKids Disclosure Schedule, and, except as set forth on the SmarterKids Disclosure Schedule, all such licenses and other agreements will continue to be valid, binding, enforceable and in full force and effect immediately following the Effective Time in accordance with the terms thereof as in effect immediately prior to the Effective Time, and the consummation of the transactions will not conflict with, result in a violation or breach of or constitute a default under (with notice or lapse of time or both) any such license or other agreement; and

     (iii) neither SmarterKids nor, to the knowledge of SmarterKids, any other party to any such license or other agreement, is in breach or default under any such license or other agreement and, to the knowledge of SmarterKids, no event has occurred that, with notice or lapse of time or both, would constitute such a breach or default or permit termination, modification or acceleration thereunder.

   (g) The systems and web architecture currently associated with SmarterKids' web site are capable of supporting revenue of $40 million on an annual basis at present performance standards and consistent with the seasonality of SmarterKids' business.

   Section 4.10 Product Warranties and Liability.

   (a) No reserves have been provided for by SmarterKids to cover potential claims under existing customer indemnification agreements.

   (b) Except as to claims, actions, proceedings or investigations which have been asserted but as to which no notice has been given to SmarterKids and except as set forth on SmarterKids Disclosure Schedule, there are no product liability claims, actions, proceedings or investigations pending or, to the knowledge of SmarterKids, threatened against SmarterKids or its assets or, to the knowledge of SmarterKids, any state of facts existing which could give rise to any such product liability claim, action, proceeding or investigation.

   (c) To the knowledge of SmarterKids, no claims have been made that the products sold by SmarterKids are not effective for the uses such products purport to serve. To its knowledge, SmarterKids has not received any written notice that any product manufactured by it has not been manufactured in accordance with "current Good Manufacturing Practices" (as such term is commonly understood within SmarterKids' industry) or has not been properly labeled for its approved use.

   Section 4.11 Agreements, Contracts and Commitments.

   (a) As of the date hereof, SmarterKids is not a party to any existing contract, obligation or commitment (including amendments, supplements or modifications thereof (whether orally or in writing)) of any type in any of the following categories except for contracts filed as exhibits to the SmarterKids SEC Reports or set forth in the SmarterKids Disclosure Schedule (true and complete copies of which contracts have been delivered to or made available to Earlychildhood):

     (i) contracts that provide for annual payments to or by SmarterKids aggregating in excess of $150,000;

     (ii) each contract of SmarterKids that was not entered into in the ordinary course of business;

     (iii) contracts under which SmarterKids has or may, except by way of endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past practice, become absolutely or contingently or otherwise liable for (x) the performance under a contract of any other person, firm or corporation or (y) the whole or any part of the indebtedness or liabilities of any other person, firm or corporation, in all cases, individually in excess of $1,000,000 and in the aggregate in excess of $5,000,000;

     (iv) employment agreements, consulting agreements, contracts or commitments with any employee or member of SmarterKids' Board of Directors, other than those which are terminable by SmarterKids on not more than thirty days notice without liability or financial obligation, and within each such category of agreements, contracts or commitments, which are individually in excess of $150,000;

     (v) any agreements or plans, including, without limitation, any stock option, stock appreciation right or stock purchase plans or agreements, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (vi) any contract with any director, officer or more than 5% stockholder of SmarterKids, other than in such person's capacity as a director or officer of SmarterKids, or any contract with any entity in which, to the knowledge of SmarterKids, any director, officer or more than 5% stockholder or any family member of any director, officer or stockholder has a material economic interest;

     (vii) any contract that limits or restricts in any material respect where SmarterKids may conduct its business or the type or line of business that Earlychildhood may engage in;

     (viii) any powers of attorney outstanding (other than those issued in the ordinary course of business with respect to Tax matters), or material obligations or liabilities (absolute or contingent) as guarantor, surety, cosigner, endorser, co-maker, indemnitor, or otherwise respecting the obligations or liabilities of any person;

     (ix) any material contract containing any agreement with respect to any change of control; and

     (x) each material amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.

   (b) SmarterKids has not breached, or received in writing any claim or notice that it has breached, any of the terms or conditions of any material agreement, contract or commitment filed or required to be filed as an exhibit to the SmarterKids SEC Reports or set forth or required to be set forth in Section
4.11 of the

SmarterKids Disclosure Schedule ("SmarterKids Material Contracts") in such a manner as, individually or in the aggregate, is reasonably likely to have a SmarterKids Material Adverse Effect. Each SmarterKids Material Contract that has not expired by its terms is in full force and effect, except for those contracts the ineffectiveness of which would not reasonably be likely to have a SmarterKids Material Adverse Effect, and, if all of the consents, approvals, authorizations, filings, notifications and other actions listed with respect to such contract in the SmarterKids Disclosure Schedule are obtained, taken or made, as applicable, such contract will continue, after the Effective Time, to be in full force and effect on identical terms.

   (c) To SmarterKids' knowledge, none of the parties to any SmarterKids Material Contract have terminated, or notified SmarterKids in writing of its intent to materially reduce or terminate its business relationship with SmarterKids in the future.

   (d) SmarterKids has not received written notice from any customer, or group of customers, that are under common ownership or control, and that accounted for a material percentage of the aggregate products and services furnished by SmarterKids since January 1, 1999 that such customer or group of customers has stopped or intends to stop purchasing SmarterKids' products or services, nor has SmarterKids lost any supplier, or group of suppliers that are under common ownership or control, that accounted for a material percentage of the aggregate supplies purchased by SmarterKids since January 1, 1999.

   Section 4.12 Litigation. Except as disclosed in the SmarterKids SEC Reports or in the SmarterKids Disclosure Schedule, there is no (i) action, suit or proceeding, claim, arbitration or investigation against SmarterKids pending or, to the knowledge of SmarterKids, threatened, against SmarterKids or (ii) outstanding order, judgment, writ, injunction or decree of any court, governmental agency or arbitration tribunal in a proceeding to which SmarterKids is a party, except, in the case of each of clauses (i) and (ii) above, those that, individually or in the aggregate, are not reasonably likely to have a SmarterKids Material Adverse Effect or a material adverse effect on the ability of SmarterKids to consummate the transactions contemplated by this Agreement.

   Section 4.13 Environmental Matters. To the knowledge of SmarterKids, except as disclosed in the SmarterKids SEC Reports filed prior to the date hereof and except, with or without the knowledge of SmarterKids, for such matters that, individually or in the aggregate, are not reasonably likely to have a SmarterKids Material Adverse Effect: (i) SmarterKids is in material compliance with all applicable Environmental Laws; (ii) the properties currently owned or operated by SmarterKids (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (iii) the properties formerly owned or operated by SmarterKids were not contaminated with Hazardous Substances during the period of ownership or operation by SmarterKids; (iv) SmarterKids is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) SmarterKids has not been associated with any release or threat of release of any Hazardous Substance; (vi) SmarterKids has not received any written notice, demand, letter, claim or request for information alleging that SmarterKids may be in violation of or liable under any Environmental Law; and (vii) SmarterKids is not subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances.

   Section 4.14 Employee Benefit Plans.

   (a) The SmarterKids Disclosure Schedule sets forth all Employee Benefit Plans, as defined in Section 3(3) of ERISA, and all other material Benefit Arrangements, (i) which are maintained, contributed to or required to be contributed to by SmarterKids ("SmarterKids Employee Plans").

   (b) A true and complete copy of each written SmarterKids Employee Plan, including, if applicable, each amendment thereto and any trust agreement, insurance contract, collective bargaining agreement, or other funding or investment arrangements for the benefits under such SmarterKids Employee Plan, has been made available to Earlychildhood. In addition, with respect to each such SmarterKids Employee Plan to the extent applicable, SmarterKids has made available to Earlychildhood the most recently filed Federal Forms 5500, the most recent summary plan description (including any summaries of material modifications), the most recent IRS determination letter, if applicable, the most recent actuarial report or valuation, if applicable, and all material employee communications with respect to each such SmarterKids Employee Plan.

   (c) Except as set forth on the SmarterKids Disclosure Schedule:

     (i) neither SmarterKids nor any entity that, together with SmarterKids is required to be treated as a single employer under Section 414 of the Code ("SmarterKids ERISA Affiliate") sponsors or has previously sponsored, maintained, contributed to or incurred an obligation to contribute to any Employee Benefit Plan regulated under Title IV of ERISA, including any "multiemployer plan," as defined in Sections 3(37) and 4001(a)(3) of ERISA and neither SmarterKids nor any SmarterKids ERISA Affiliate has incurred nor reasonably expects to incur any liability under Title IV of ERISA arising in connection with the termination of any plan covered or previously covered by Title IV or ERISA. Neither SmarterKids nor any ERISA Affiliate participates in or has employees covered by an Employee Plan sponsored by a professional employer organization or similar entity;

     (ii) SmarterKids does not and has not previously sponsored, maintained, contributed to or incurred an obligation to contribute to any Employee Benefit Plan that provides or will provide benefits described in Section 3(1) of ERISA to any former employee or retiree of SmarterKids, except as required under Part 6 of Title I of ERISA and Section 4980B of the Code or applicable state law;

     (iii) all SmarterKids Employee Plans and Benefit Arrangements have been maintained and operated, and currently are, in compliance in all material respects with their terms, the requirements prescribed by any and all applicable laws (including ERISA and the Code), orders, or governmental rules and regulations in effect with respect thereto, and SmarterKids has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the SmarterKids Employee Plans;

     (iv) each SmarterKids Employee Plan that is intended to qualify under
  Section 401(a) of the Code and each trust established pursuant to each such SmarterKids Employee Plan that is intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, a copy of which has been made available to Earlychildhood, and, to SmarterKids' knowledge, nothing has occurred which may reasonably be expected to impair such determination or otherwise adversely affect the tax-qualified status of such SmarterKids Employee Plan;

     (v) SmarterKids has made full and timely payment of all amounts required to be contributed under the terms of each SmarterKids Employee Plan and applicable law or required to be paid as expenses under such SmarterKids Employee Plan and there has been no amendment to, written interpretation of or announcement (whether or not written) by SmarterKids or any SmarterKids ERISA Affiliates relating to, or change in employee participation or coverage under, any Employee Benefit Plan or Benefit Arrangement that would increase materially the expense of maintaining such Employee Benefit Plan or Benefit Arrangement above the level of the expense incurred in respect thereof for the fiscal year ended prior to the date hereof; and

     (vi) other than claims for benefits in the ordinary course, there is no claim, suit, action, dispute, arbitration or legal, administrative or other proceeding or governmental investigation or audit pending, or, to the knowledge of SmarterKids, threatened, alleging any breach of the terms of any SmarterKids Employee Plan or of any fiduciary duty thereunder or violation of any applicable law with respect to any such SmarterKids Employee Plan.

   (d) With respect to the SmarterKids Employee Plans, individually and in the aggregate, no event has occurred, and to the knowledge of SmarterKids, there exists no condition or set of circumstances in connection with which SmarterKids could be subject to any liability that is reasonably likely to have a SmarterKids Material Adverse Effect under ERISA, the Code or any other applicable law.

   (e) SmarterKids is not a party to any written or oral contract, agreement, plan or arrangement pursuant to which SmarterKids has any obligation to "gross up," indemnify or otherwise compensate or hold harmless any person with respect to any portion of any excise tax (or interest or penalties with respect thereto) which such person may become subject to under Section 4999 of the Code or any similar state tax law, and there is no contract, agreement, plan or arrangement covering any person that, individually or collectively, would constitute compensation in excess of the limitation set forth in Section 162(m) of the Code.

   (f) Except as set forth on the SmarterKids Disclosure Schedule, and except as provided for in this Agreement, SmarterKids is not a party to any oral or written (i) agreement with any officer or other key employee of SmarterKids, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving SmarterKids of the nature contemplated by this Agreement, (ii) agreement with any officer of SmarterKids providing any term of employment or compensation guarantee extending for a period longer than one year from the date hereof and for the payment of compensation in excess of $100,000 per annum, or (iii) agreement or plan, including any stock option plan, stock appreciation right plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. None of the execution and delivery of this Agreement or any of the Transaction Documents or the consummation of the transactions contemplated hereunder or thereunder will trigger any "change of control" or similar provisions resulting in the acceleration of benefits or compensation with respect to any agreements with any officer or other key employee of SmarterKids except for such applicable agreements as set forth on the SmarterKids Disclosure Schedule (the "SmarterKids Change of Control Agreements").

   Section 4.15 Compliance With Laws.

   (a) SmarterKids has not violated or failed to comply with any statute, law, ordinance, regulation, rule or order of any Governmental Entity, or any judgment, decree or order of any court, applicable to it, its business or operations or by which it, its business or operations are bound, except for any such violations or failures to comply that, individually or in the aggregate have not had and are not reasonably likely to have a SmarterKids Material Adverse Effect;

   (b) No investigation or review by any Governmental Entity is pending or, to the knowledge of SmarterKids, has been threatened against SmarterKids, nor, to the knowledge of SmarterKids, has any Governmental Entity indicated by written notice or otherwise, an intention to conduct an investigation of SmarterKids; and

   (c) There is no agreement, judgment, injunction, order or decree binding upon SmarterKids which has had or is reasonably likely to have the effect of prohibiting or materially impairing the conduct of SmarterKids' business as currently conducted or the transactions contemplated by this Agreement.

   Section 4.16 Tax Matters.

   (a) To the knowledge of SmarterKids, none of SmarterKids, its Affiliates (as defined in Section 5.13) and any of SmarterKids' stockholders have taken or agreed to take any action (or failed to take or agreed not to take any action) which such action or inaction, as the case may be, would prevent the SmarterKids Merger from (i) qualifying as a reorganization described in Section 368(a) of the Code and, (ii) taken together with the Contribution, as a transfer of property to Holdings qualifying under Section 351 of the Code.

   (b) To the knowledge of SmarterKids, the stockholders of SmarterKids have no present plan, intention or arrangement to sell or otherwise dispose of any of the Holdings Common Stock received in the SmarterKids Merger that would cause the Contribution and the SmarterKids Merger to fail to qualify as transfers under Section 351 of the Code.

   Section 4.17 Registration Statement; Proxy Statement/Prospectus. The information to be supplied by SmarterKids or about SmarterKids to be supplied by SmarterKids' agents for inclusion in the Registration Statement shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Registration Statement or necessary in order to make the statements in the Registration Statement, in light of the circumstances under which they were made, not misleading. The information to be supplied by SmarterKids or about SmarterKids by SmarterKids' agents for inclusion in the Proxy Statement/Prospectus shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of SmarterKids, at the time of the SmarterKids Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the SmarterKids Stockholders' Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to SmarterKids or any of its Affiliates, officers or directors should be discovered by SmarterKids which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, SmarterKids shall promptly inform Earlychildhood.

   Section 4.18 Labor Matters. SmarterKids is not a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor, as of the date hereof, is SmarterKids the subject of any material proceeding asserting that SmarterKids has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization nor, as of the date of this Agreement, is there pending or, to the knowledge of SmarterKids, threatened, any material labor strike, dispute, walkout, work stoppage, slow-down or lockout involving SmarterKids.

   Section 4.19 Insurance. All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by SmarterKids are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of SmarterKids and its respective properties and assets, and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except for any such failures to maintain insurance policies that, individually or in the aggregate, are not reasonably likely to have a SmarterKids Material Adverse Effect. All premiums and other payments due from SmarterKids with respect to any such contracts of insurance or indemnity have been paid. SmarterKids has not received written notice of any threatened termination of, or premium increase with respect to, any of such policies or bonds.

   Section 4.20 Opinion of Financial Advisor. The financial advisor of SmarterKids, Chase H&Q, has delivered to SmarterKids an opinion dated the date of this Agreement to the effect that the SmarterKids Exchange Ratio is fair to the holders of SmarterKids Common Stock from a financial point of view.

   Section 4.21 No Existing Discussions. As of the date hereof, neither SmarterKids nor any of its Affiliates is engaged, directly or indirectly, in any discussions or negotiations with any other party with respect to a SmarterKids Alternative Transaction or any proposal therefor.

   Section 4.22 Board Recommendation. The Board of Directors of SmarterKids has, by a unanimous vote at a meeting of such board duly held on November 8, 2000, approved and adopted this Agreement, the SmarterKids Merger and the other transactions contemplated hereby and thereby, and determined that this Agreement, the SmarterKids Merger, and the other transactions contemplated hereby and thereby, taken together, are in the best interest of the stockholders of SmarterKids, and prior to the date hereof resolved to recommend that the holders of SmarterKids Common Stock approve and adopt this Agreement, the SmarterKids Merger and the other transactions contemplated hereby.

   Section 4.23 Voting Requirements. The approval by a majority of the voting power represented by the outstanding shares of SmarterKids Common Stock entitled to vote thereon is the only vote of the holders of

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any class of SmarterKids' capital stock necessary to approve this Agreement, the SmarterKids Merger and the other transactions contemplated hereby. No separate approval by the holders of any other class or series of capital stock of SmarterKids is necessary to approve this Agreement, the SmarterKids Merger or any of the other transactions contemplated hereby.

   Section 4.24 Section 203 of the DGCL Not Applicable. The Board of Directors of SmarterKids has taken all actions necessary under the DGCL, including approving the transactions contemplated by this Agreement and each of the Transaction Documents to which it is a party, to ensure that Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203 of the DGCL) do not, and will not, apply to the transactions contemplated hereunder and thereunder. No other "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation is applicable to SmarterKids or (by reason of SmarterKids' participation therein) the SmarterKids Merger or the other transactions contemplated by this Agreement or the other Transaction Documents to which it is a party.

                                   ARTICLE V.

                                   COVENANTS

   Section 5.1 Conduct of Business. Except as set forth in the Earlychildhood Disclosure Schedule or the SmarterKids Disclosure Schedule, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Earlychildhood and SmarterKids each agrees as to itself and, in the case of Earlychildhood, its Subsidiaries (except to the extent that the other party shall otherwise consent in writing) to carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted, to pay its debts and taxes when due subject to good faith disputes over such debts or taxes, to pay or perform its other obligations when due, and, to the extent consistent with such business, use all reasonable efforts consistent with past practices and policies to (i) preserve intact its present business organization, (ii) keep available the services of its present officers, key employees and/or managers and (iii) preserve its relationships with customers, suppliers, distributors, and others having business dealings with it. Except as expressly contemplated by this Agreement (including the Exhibits attached hereto) or as set forth in the Earlychildhood Disclosure Schedule or the SmarterKids Disclosure Schedule, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Earlychildhood and SmarterKids each shall not (and Earlychildhood shall not permit its Subsidiaries to), without the written consent of the other party:

     (a) Split, combine or reclassify any shares of its capital stock or equity interests, as applicable, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, LLC Interests or other equity interests (as applicable) or, except pursuant to agreements in effect on the date of execution of this Agreement which have been disclosed in the Earlychildhood Disclosure Schedule or the SmarterKids Disclosure Schedule, as the case may be, purchase, prepay, redeem or otherwise acquire any shares of its own capital stock, LLC Interests or any other equity interests (as applicable) or any indebtedness or debt security; provided, however, that Earlychildhood (and to the extent necessary, its Subsidiaries) may effect tax distributions to its equity holders in the ordinary course of business up to the maximum amounts permitted under the Operating Agreement;

     (b) Accelerate, amend or change the period of exercisability of options or restricted stock granted under any employee stock or equity plan of such party or authorize cash payments in exchange for any options granted under any of such plans, except as required by the terms of such plans or any related agreements in effect as of the date of this Agreement;

     (c) Issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or other equity interests (as applicable) or securities convertible into or exchangeable for shares of its capital stock or other equity interests (as applicable) or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or equity interests, as applicable, or other convertible securities, other than the issuance of LLC Interests or SmarterKids Common Stock, as the case may be, pursuant to the exercise of options or the SmarterKids Warrants outstanding on the date of this Agreement;

     (d) Acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership or other business organization or division, or otherwise acquire or agree to acquire any assets (other than inventory and other items in the ordinary course of business), except for any such acquisitions involving aggregate consideration of not more than $250,000;

     (e) Consolidate, merge or amalgamate with or into any other person, or sell, lease, license or otherwise dispose of (in one or more transactions) any of its material properties or assets;

     (f) (i) Increase or agree to increase the compensation payable or to become payable to its directors or management committee members (as applicable), officers, managers, employees or consultants, except for increases in salary or wages of employees (other than officers) in accordance with past practices, (ii) grant any additional severance or termination pay to, or enter into any employment or severance agreements with, any consultants, employees, officers, directors or management committee members (as applicable), (iii) terminate any officers, employees or consultants, (iv) enter into any collective bargaining agreement (other than as required by law), or (v) establish, adopt, enter into or amend any Employee Benefit Plan or Benefit Arrangement or other plan, trust, fund, policy or arrangement for the benefit of any directors, officers, employees or consultants; provided, however, that SmarterKids may make bonus payments to its senior officers, up to an aggregate maximum of $200,000, after the date of this Agreement and prior to January 31, 2001, so long as such payments are made in the ordinary course of business consistent with past practice and approved by the compensation committee of SmarterKids' Board of Directors.

     (g) Amend or propose to amend its organizational documents (including, in the case of Earlychildhood, the Operating Agreement), except as contemplated by this Agreement and in any event pursuant to draft amendments sent for review and comment to the other party;

     (h) (A) Incur any indebtedness for borrowed money other than in the ordinary course of business, (B) assume, guarantee, endorse or otherwise become liable or responsible for the obligations of any other individual, firm or corporation or make any loans or advances, except advances to employees for expense reimbursement made in the ordinary course of business consistent with past practice, (C) enter into any commitment or transaction material to SmarterKids or material to Earlychildhood and its Subsidiaries, taken as a whole (as applicable) outside of product sales in the ordinary course of business, or (D) incur any liabilities, except for liabilities that, individually or in the aggregate, would not have an Earlychildhood Material Adverse Effect or a SmarterKids Material Adverse Effect, as the case may be;

     (i) Take any action that would or is reasonably likely to result in (A) a material breach of any provision of this Agreement or any of the Transaction Documents to which it is a party or (B) any of its representations and warranties set forth in this Agreement or any of the Transaction Documents to which it is a party being untrue on and as of the Closing Date;

     (j) Institute any significant change in accounting methods, principles or practices affecting its assets, liabilities, reserve or expense recognition, reserves, amortization or accruals, except insofar as may be appropriate to conform to changes in law or GAAP;

     (k) Revalue any of its respective assets, including without limitation, writing down the value of inventory or notes or accounts receivables, in each case, except in the ordinary course of business consistent with past practice and except insofar as may be appropriate to conform to changes in law or GAAP;

     (l) Make or rescind any material express or deemed election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of its federal income tax return for the taxable year ending December 31, 1999, except as may be required by applicable law;

     (m) Settle any litigation relating to the transactions contemplated hereby or any other litigation if the cost of the settlement would exceed $250,000;

     (n) Permit any material insurance policy naming it as a beneficiary or a loss payee to be cancelled, terminated or materially altered, unless such policy is replaced with a comparable policy for comparable cost;

     (o) Take, or agree in writing or otherwise to take, any of the actions described in Sections (a) through (n) above.

   Section 5.2 Cooperation; Notice; Cure. Each of Earlychildhood, SmarterKids and Holdings will use commercially reasonable efforts to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to Closing under this Agreement. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Earlychildhood and SmarterKids shall confer on a regular and frequent basis with one or more representatives of the other party to report on the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Entity and, in the case of SmarterKids, with the SEC, in connection with this Agreement, the Transactions and the transactions contemplated hereby and thereby. Each of Earlychildhood and SmarterKids shall notify the other of, and will use all commercially reasonable efforts to cure before the Closing Date, any event, transaction or circumstance, as soon as practical after it becomes known to such party, that causes or will cause any covenant or agreement of Earlychildhood or SmarterKids under this Agreement to be breached or that renders or will render untrue any representation or warranty of Earlychildhood or SmarterKids contained in this Agreement. Each of Earlychildhood and SmarterKids shall notify the other in writing of, and will use all commercially reasonable efforts to cure, before the Closing Date, any violation or breach, as soon as practical after it becomes known to such party, of any representation, warranty, covenant or agreement made by Earlychildhood or SmarterKids. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

   Section 5.3 No Solicitation.

   (a) Subject to Section 5.3(b), unless and until this Agreement shall have been terminated by SmarterKids or Earlychildhood pursuant to and in compliance with Article VII hereof, SmarterKids shall not, nor will it authorize or permit any of its officers, directors, employees, financial advisors, attorneys, accountants, or other representatives or agents to, directly or indirectly through another person (i) solicit, initiate, facilitate or encourage any inquiries, offers or proposals by or from any Third Party (as defined below) that constitute, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) enter into or execute any agreement with respect to an Acquisition Proposal, (iii) engage in or continue negotiations or discussions with any Third Party concerning, or, except pursuant to a governmental request for information, otherwise communicate or provide any non-public information to any Third Party relating to any Acquisition Proposal,
(iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal, or (v) take any other action inconsistent with its obligations or commitments under this Section 5.3. As used in this Agreement, "Acquisition Proposal" means any (i) transaction pursuant to which any corporation, partnership, trust, person or other entity or group other than Earlychildhood or its Affiliates (a "Third Party"), acquires more than 20% of the outstanding shares of SmarterKids Common Stock pursuant to a tender offer or exchange offer or otherwise, (ii) merger or other business combination, recapitalization, restructuring or similar transaction involving SmarterKids,
(iii) other transaction pursuant to which any Third Party acquires control of assets of SmarterKids having a fair market value equal to more than 20% of the fair market value of all the assets of SmarterKids immediately prior to such transaction, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

   (b) Notwithstanding the foregoing, SmarterKids may, and may authorize and permit its officers, directors, employees, financial advisors, attorneys, accountants and other representatives or agents, in response to a bona fide, written, unsolicited Acquisition Proposal from a Third Party which did not otherwise result from a breach of this Section 5.3, to (i) furnish non-public information to such Third Party; (ii) otherwise facilitate any effort or attempt by such Third Party to make or implement an Acquisition Proposal; (iii) agree to or recommend or endorse any such Acquisition Proposal with or by any Third Party; (iv) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Earlychildhood, its approval and recommendation of the SmarterKids Merger and this Agreement; (v) participate in discussions and negotiations with such Third Party relating to such Acquisition Proposal; and (vi) cause SmarterKids to enter into an agreement implementing an Acquisition Proposal, provided that SmarterKids simultaneously terminates this Agreement pursuant to Section 7.1(f) and pays the Termination Fee (as defined in Section 7.3); provided, however, that SmarterKids shall be permitted to take any one or more of the actions enumerated in clauses (i)-(vi) above if and only to the extent that (A) the Board of Directors of SmarterKids reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation) that (X) the Acquisition Proposal is more favorable or is reasonably likely to lead to an Acquisition Proposal that is more favorable to the SmarterKids stockholders from a financial point of view than the Transactions, and (Y) is made by a Third Party reasonably believed by the SmarterKids Board of Directors to be financially capable of completing such Acquisition Proposal, (B) the SmarterKids Board of Directors reasonably determines in good faith (after having consulted with and considered the advice of its outside legal counsel) that the failure to take such actions would cause the members of the SmarterKids Board of Directors to breach their fiduciary duties to the SmarterKids stockholders under applicable law, and (C) prior to furnishing or disclosing any non-public information to, or entering into discussions or negotiations with, such Third Party, it receives from such Third Party an executed confidentiality agreement with respect to the information to be furnished with terms no less favorable in the aggregate to it than those contained in the Confidentiality Agreement dated as of January 19, 2000 by and between Earlychildhood and SmarterKids (the "Earlychildhood Confidentiality Agreement"), but which confidentiality agreement shall not (nor shall any other agreement or arrangement between SmarterKids, on the one hand, and such Third Party, on the other hand, or any of their respective representatives or agents) provide for any exclusive right to negotiate with SmarterKids or any payments by SmarterKids. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.3(b) by any officer, director or employee of SmarterKids or any investment banker, attorney, accountant or other advisor, representative or agent of SmarterKids shall be deemed to be a breach of this Section 5.3 by SmarterKids.

   (c) SmarterKids shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal or similar transaction, and take all necessary steps to inform such individuals or entities of the obligations undertaken in this Section 5.3, (ii) as promptly as practicable (and in any event within twenty-four (24) hours) notify Earlychildhood in writing of any Acquisition Proposal or receipt of any inquiries, proposals or offers with respect to an Acquisition Proposal or any request for non-public information relating to it in connection with an Acquisition Proposal or for access to its properties, books or records by any Third Party that informs SmarterKids' Board of Directors or any representative thereof that it is considering making, or has made (or which SmarterKids' Board of Directors reasonably believes may be considering making or has made) a proposal or offer with respect to an Acquisition Proposal, (iii) in such written notice, indicate in reasonable detail the identity of such Third Party (including the name of such Third Party and a copy of any offer or proposal and any supporting documentation) and the terms and conditions of such proposal or offer, all of which information shall be held in confidence by Earlychildhood, and (iv) as promptly as practicable (and in any event within twenty-four (24) hours) notify Earlychildhood in writing of any determination by its Board of Directors to furnish information or engage in discussions or negotiations with any Third Party. SmarterKids shall promptly furnish to Earlychildhood copies of any written information (and advise it orally of any non-written information) provided to or by any Third Party relating to an Acquisition Proposal to the extent such information has not previously been provided to Earlychildhood. If any notice is given or required to be given in accordance with the second preceding sentence, then SmarterKids shall thereafter continue to keep Earlychildhood informed, on a current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated. Notwithstanding the foregoing, SmarterKids shall not accept or enter into any agreement concerning an Acquisition Proposal for a period of at least three business days after Earlychildhood's receipt of the notification of the terms thereof pursuant to the third preceding sentence (and only in compliance with the terms of Article VII hereof).

   (d) Nothing contained in this Section 5.3 shall prohibit SmarterKids from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any disclosure to its stockholders if the SmarterKids Board of Directors reasonably determines in good faith after receiving the advice of its outside legal counsel (who may be its regularly engaged outside counsel) that the failure to do so would cause the members of the SmarterKids Board of Directors to breach of their fiduciary duties to the SmarterKids stockholders under any applicable law, provided, however, that neither SmarterKids nor the SmarterKids Board of Directors nor any committee thereof may, except as expressly permitted by Section 5.3(b) or required by Rule 14e-2 promulgated under the Exchange Act, withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the SmarterKids Merger or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal.

   Section 5.4 No Negotiation.

   (a) From the date hereof until the Effective Time, or unless this Agreement is earlier terminated by SmarterKids or Earlychildhood pursuant to and in compliance with Article VII, Earlychildhood shall not and shall not permit its Subsidiaries nor any of its Members or any of their respective Affiliates, nor will Earlychildhood authorize or permit any of its employees, financial advisors, attorneys, accountants, or other representatives or agents to, directly or indirectly through another person, (i) solicit, initiate, facilitate or encourage any inquiries, offers or proposals by or from any Other Party (as defined below) that constitute, or could reasonably be expected to lead to, any Earlychildhood Acquisition Proposal (as defined below), (ii) enter into or execute any agreement with respect to an Earlychildhood Acquisition Proposal, (iii) engage in or continue negotiations or discussions with any Other Party concerning, or, except pursuant to a governmental request for information, otherwise communicate or provide any non-public information to any Other Party relating to, any Earlychildhood Acquisition Proposal, (iv) make or authorize any public statement, recommendation or solicitation in support of any Earlychildhood Acquisition Proposal, or (v) take any other action inconsistent with its obligations or commitments under this Section 5.4. As used in this Agreement, "Earlychildhood Acquisition Proposal" means any (i) transaction pursuant to which any corporation, partnership, trust, person or other entity or group other than SmarterKids or its Affiliates (an "Other Party"), acquires more than 20% of the outstanding LLC Interests, (ii) merger or other business combination, recapitalization, restructuring or similar transaction involving Earlychildhood, (iii) other transaction pursuant to which any Other Party acquires control of assets of Earlychildhood having a fair market value equal to more than 20% of the fair market value of all the assets of Earlychildhood immediately prior to such transaction, or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

   (b) Earlychildhood shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Earlychildhood Acquisition Proposal or similar transaction, and take all necessary steps to inform such individuals or entities of the obligations undertaken in this Section 5.4, (ii) as promptly as practicable (and in any event within twenty-four (24) hours) notify SmarterKids in writing of receipt of any Earlychildhood Acquisition Proposal or any inquiries, proposals or offers with respect to an Earlychildhood Acquisition Proposal or any request for nonpublic information relating to it in connection with an Earlychildhood Acquisition Proposal or for access to its properties, books or records by any Other Party that informs Earlychildhood's Management Committee or any officer of Earlychildhood that is its considering making, or has made (or which Earlychildhood's Management Committee reasonably believes may be considering making or has made) a proposal or offer with respect to an Earlychildhood Acquisition Proposal, (iii) in such written notice indicate in reasonable detail the identity of such Other Party (including the name of such Other Party and a copy of any offer or proposal and any supporting documentation) and the terms and conditions of such proposal or offer, all of which information shall be held in confidence by SmarterKids, and (iv) as promptly as practicable (and in any event within twenty-four (24) hours) notify SmarterKids in writing of any determination by Earlychildhood's Management Committee or its officers or Affiliates to furnish information or engage in discussions or negotiations with any Other Party, it being understood that if Earlychildhood furnishes such information or engages in discussions or negotiations without SmarterKids' prior written consent, it shall constitute a breach of this Agreement. During such period, neither the Earlychildhood Management Committee nor any subcommittee thereof will approve or enter into any agreement to initiate, facilitate, encourage or implement an Earlychildhood Acquisition Proposal, or take any other action to contravene, supersede or modify their approval of this Agreement, the Transaction Documents, the Contribution or the other transactions contemplated hereby.

   Section 5.5 Proxy Statement/Prospectus; Registration Statement.

   (a) As promptly as practicable after the execution of this Agreement, SmarterKids shall prepare and file with the SEC the Proxy Statement/Prospectus and Earlychildhood and SmarterKids will cause Holdings to prepare and file with the SEC the Registration Statement on Form S-4 in which the Proxy Statement/Prospectus will be included as a prospectus. Holdings shall use all reasonable efforts to cause the Registration Statement to become effective as soon after such filing as practical and to keep such Registration Statement effective for so long as is necessary to consummate the Contribution and the SmarterKids Merger. The Proxy Statement/Prospectus shall include the recommendation of the Board of Directors of SmarterKids in favor of this Agreement and the SmarterKids Merger; provided that the Board of Directors of SmarterKids may modify or withdraw such recommendation in accordance with the terms of Section 5.3.

   (b) SmarterKids and Earlychildhood shall make all necessary filings with respect to the SmarterKids Merger and the Contribution, respectively, under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

   (c) Earlychildhood and SmarterKids shall use their best efforts to furnish to each other all information required for any application or other filing to be made pursuant to the rules and regulations of any applicable law (including all information required to be included in the Proxy Statement/Prospectus and the Registration Statement) in connection with the transactions contemplated by this Agreement.

   Section 5.6 Nasdaq Quotation.

   SmarterKids agrees to use its reasonable best efforts to continue the quotation and listing of SmarterKids Common Stock on Nasdaq during the term of this Agreement.

   Section 5.7 Access to Information. Upon reasonable notice, Earlychildhood and SmarterKids shall each (and Earlychildhood shall cause its Subsidiaries to) afford to the officers, managers, employees, accountants, counsel and other authorized representatives of the other, access, during normal business hours during the period prior to the Effective Time, to all its personnel, properties, books, contracts, commitments and records and, during such period, each of Earlychildhood and SmarterKids shall (and Earlychildhood shall cause its Subsidiaries to) furnish promptly to the other (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws and
(b) all other information concerning its business, properties and personnel as such other party may reasonably request. The parties will hold any such information which is nonpublic in confidence in accordance with the Earlychildhood Confidentiality Agreement and the Confidentiality Agreement dated as of January 19, 2000 between SmarterKids, Earlychildhood and Thomas Weisel Partners (the "SmarterKids Confidentiality Agreement", and together with the Earlychildhood Confidentiality Agreement, the "Confidentiality Agreements"). No information or knowledge obtained in any investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Contribution or the SmarterKids Merger.

   Section 5.8 SmarterKids Stockholders' Meeting. SmarterKids shall call a meeting of its stockholders to be held as promptly as practicable for the purpose of voting upon this Agreement and the SmarterKids Merger. Subject to
Section 5.3, SmarterKids shall, through its Board of Directors, recommend to its stockholders approval of such matters and shall coordinate and cooperate with Earlychildhood with respect to the timing of such meeting and shall use its best efforts to hold such meeting as soon as practicable after the date hereof. The only matters SmarterKids shall propose to be acted on by its stockholders at the stockholders' meeting shall be the approval of this Agreement and the SmarterKids Merger and related matters incidental to the consummation of the SmarterKids Merger. Unless otherwise required to comply with the fiduciary duties of SmarterKids' Board of Directors, as determined by such directors in good faith after consultation with outside legal counsel, SmarterKids shall use commercially reasonable efforts to solicit from its stockholders proxies in favor of such matters including the retention of a proxy solicitation firm. SmarterKids shall not require any vote greater than a majority of the votes entitled to be cast by the holders of the issued and outstanding shares of SmarterKids Common Stock for approval of this Agreement and the SmarterKids Merger.

   Section 5.9 Legal Conditions to Merger.

   (a) Earlychildhood and SmarterKids shall each use all reasonable efforts to
(i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary and proper under applicable law to consummate and make effective the transactions contemplated hereby as promptly as practicable,
(ii) obtain from any Governmental Entity or any other third party any consents, licenses, permits, waivers, approvals, authorizations, or orders required to be obtained or made by Earlychildhood or SmarterKids (and in the case of Earlychildhood, its Subsidiaries) in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby including, without limitation, the Contribution and the SmarterKids Merger, (iii) as promptly as practicable, make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Contribution and the SmarterKids Merger required under (A) the Securities Act and the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act, if applicable, and (C) any other applicable law, and (iv) refrain from taking any actions (other than as expressly permitted under Sections 5.3 or 5.4) which would reasonably be likely to delay, hinder or interfere with the transactions contemplated hereby. Earlychildhood and SmarterKids shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.

   (b) Earlychildhood and SmarterKids agree, and Earlychildhood shall cause each of its Subsidiaries, to cooperate and to use their respective best efforts to obtain any government clearances required for Closing (including through compliance with the HSR Act), to respond to any government requests for information, and to contest and resist any action, including any legislative, administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) (an "Order") that restricts, prevents or prohibits the consummation of the Transactions or any other transactions contemplated by this Agreement. The parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any other federal, state or foreign antitrust or fair trade law. Earlychildhood and SmarterKids shall cooperate and work together in any proceedings or negotiations with any Governmental Entity relating to any of the foregoing. Notwithstanding anything to the contrary in this Section 5.9, neither Earlychildhood nor SmarterKids shall be required to take any action that would reasonably be expected to substantially impair the overall benefits expected, as of the date hereof, to be realized from the consummation of the Transactions.

   (c) Each of Earlychildhood and SmarterKids shall give any notices to third parties, and shall use all reasonable efforts to obtain any third party consents related to or required in connection with the Transactions.

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   (d) Prior to the Effective Time, unless the parties hereto otherwise agree in writing, SmarterKids and Earlychildhood shall take all action necessary to terminate, as of immediately prior to the Effective Time, the respective Employee Benefit Plan subject to Section 401(k) of the Code maintained by Earlychildhood and each ERISA Affiliate.

   Section 5.10 Earlychildhood Financial Statements. Earlychildhood shall provide both audited and unaudited financial statements required to be included in the Proxy Statement/Prospectus in compliance with applicable SEC reporting requirements.

   Section 5.11 Public Disclosure. Earlychildhood and SmarterKids shall agree on the form and content of the initial press release regarding the transactions contemplated hereby and thereafter shall consult with each other before issuing, and use all reasonable efforts to agree upon, any press release or other public statement with respect to any of the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law.

   Section 5.12 Non-recognition Exchange. Whether before or after the Effective Time, none of Earlychildhood, SmarterKids, their respective Subsidiaries or Affiliates and Holdings shall knowingly take any action, or knowingly fail to take any action, that is reasonably likely to jeopardize the treatment of the SmarterKids Merger and the Contribution as transfers of property described in
Section 351 of the Code or the SmarterKids Merger as a reorganization described in Section 368(a) of the Code.

   Section 5.13 Affiliate Agreements. Upon the execution of this Agreement, Earlychildhood and SmarterKids will provide each other with a list of those persons who are, in Earlychildhood's or SmarterKids' respective reasonable judgment, "affiliates" of Earlychildhood or SmarterKids, as the case may be, within the meaning of Rule 145 (each such person who is an "affiliate" of Earlychildhood or SmarterKids within the meaning of Rule 145 is referred to as an "Affiliate") promulgated under the Securities Act ("Rule 145"). Earlychildhood and SmarterKids shall provide each other such information and documents as the other party shall reasonably request for purposes of reviewing such list and shall notify the other party in writing regarding any change in the identity of its Affiliates prior to the Closing Date. Earlychildhood and SmarterKids shall each use all reasonable efforts to deliver or cause to be delivered to each other by November 30, 2000 (and in any case prior to the Effective Time) from each of its Affiliates, an executed Affiliate Agreement, substantially similar to the form attached hereto as Exhibit J, by which each Affiliate of Earlychildhood and each Affiliate of SmarterKids agrees to comply with the applicable requirements of Rule 145 (an "Affiliate Agreement"). Holdings shall be entitled to place appropriate legends on the certificates evidencing any Holdings Common Stock to be received by such Affiliates of Earlychildhood or SmarterKids pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Holdings Common Stock, consistent with the terms of the Affiliate Agreements (provided that such legends or stop transfer instructions shall be removed, when such shares of Holdings Common Stock are generally transferable without any restrictions imposed by Rule 145, upon the request of any stockholder that is not then an Affiliate of Holdings).

   Section 5.14 Nasdaq Quotation. Earlychildhood and SmarterKids shall cause Holdings to promptly prepare and submit an application to Nasdaq to quote the shares of Holdings Common Stock to be issued in the Transactions and upon exercise or conversion of the Earlychildhood Options, the SmarterKids Stock Options and the SmarterKids Warrants, and shall use all reasonable efforts to cause such shares to be approved for quotation on Nasdaq, prior to the Effective Time, subject to official notice of issuance.

   Section 5.15 Stock Plans.

   (a) At the Effective Time, each outstanding Earlychildhood Option under the Earlychildhood Option Plans and each outstanding SmarterKids Stock Option under the SmarterKids Stock Plans, in each case whether vested or unvested, shall be deemed to constitute an option to acquire, in the case of Earlychildhood, on substantially the same terms and conditions as were applicable under such Earlychildhood Option and, in the

                                      A-42
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case of SmarterKids, on the same terms and conditions as were applicable under such SmarterKids Stock Option, the same number of shares of Holdings Common Stock as the holder of such Earlychildhood Option or SmarterKids Stock Option, as the case may be, would have been entitled to receive pursuant to the Contribution or the SmarterKids Merger, respectively, had such holder exercised such option in full immediately prior to the Effective Time (rounded down to the nearest whole number), at a price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the LLC Interests or shares of SmarterKids Common Stock, as the case may be, purchasable pursuant to such Earlychildhood Option or such SmarterKids Stock Option immediately prior to the Effective Time divided by (z) the number of full shares of Holdings Common Stock deemed purchasable pursuant to such Earlychildhood Option or SmarterKids Stock Option, as the case may be, in accordance with the foregoing. Prior to the Effective Time, each of Earlychildhood and SmarterKids shall make any such adjustments to the terms of the Earlychildhood Option Plans or SmarterKids Stock Plans as may be necessary to give effect to the provisions of this Section 5.15.

   (b) As soon as practicable after the Effective Time, Holdings shall deliver to the participants in the Earlychildhood Option Plans and the SmarterKids Stock Plans appropriate notice setting forth such participants' rights pursuant thereto and the grants pursuant to Earlychildhood Option Plans or SmarterKids Stock Plans, as the case may be, shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 5.15 after giving effect to the Transactions).

   (c) Holdings shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Holdings Common Stock for delivery under Earlychildhood Option Plans and SmarterKids Stock Plans in accordance with this Section 5.15. As soon as practicable after the Effective Time, Holdings shall file a registration statement on Form S-8 (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Holdings Common Stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

   (d) The Management Committee or Board of Directors, as the case may be, of Earlychildhood and SmarterKids shall, prior to or as of the Effective Time, take all necessary actions, pursuant to and in accordance with the terms of the Earlychildhood Option Plans and the instruments evidencing the Earlychildhood Options, or the SmarterKids Stock Plans and the instruments evidencing the SmarterKids Stock Options, as the case may be, to provide for the conversion of the Earlychildhood Options and the SmarterKids Stock Options into options to acquire Holdings Common Stock in accordance with this Section 5.14, and to the extent required, obtain the consent of the holders of the Earlychildhood Options or SmarterKids Stock Options in connection with such conversion.

   (e) The Board of Directors of SmarterKids shall, prior to or as of the Effective Time, take appropriate action to approve the deemed disposition of the SmarterKids Stock Options, as the case may be, for purposes of excepting such disposition under Rule 16b-3(e) promulgated under the Exchange Act. The Board of Directors of Holdings shall, prior to or as of the Effective Time, take appropriate action to approve the deemed grant of options to purchase Holdings Common Stock under the Earlychildhood Options and the SmarterKids Stock Options (as converted pursuant to this Section 5.14) for purposes of excepting such grant under Rule 16b-3(d) promulgated under the Exchange Act.

   (f) Prior to the Effective Time, Holdings shall adopt the stock plan (the "Holdings Stock Plan") substantially in the form attached hereto as Exhibit K, which Holdings Stock Plan shall become effective as of the Effective Time.

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

   Section 5.16 Employee Stock Purchase Plan.

   (a) Prior to the Effective Time, Holdings shall adopt an Employee Stock Purchase Plan (the "Holdings Employee Stock Purchase Plan") substantially in the form attached hereto as Exhibit L, which Holdings Employee Stock Purchase Plan shall be effective as of the Effective Time, so that employees of Earlychildhood and SmarterKids as of the Effective Time will be permitted to participate in Holdings' Employee Stock Purchase Plan commencing on the first enrollment date following the Effective Time, subject to compliance with the eligibility provisions of such plan (with employees receiving credit, to the extent permissible, for purposes of such eligibility provisions, for service with SmarterKids).

   (b) Holdings shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Holdings Common Stock for purchase under the Holdings Employee Stock Purchase Plan assumed in accordance with this
Section 5.16.

   Section 5.17 Non-Employee Director Plan. Prior to the Effective Time, Holdings shall adopt a Non-Employee Director Plan (the "Holdings Director Plan") substantially in the form attached hereto as Exhibit M, which Holdings Director Plan shall become effective as of the Effective Time.

   Section 5.18 Brokers or Finders. Each of SmarterKids and Earlychildhood represents, as to itself, its Subsidiaries and its Affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Thomas Weisel Partners, whose fees and expenses will be paid by Earlychildhood in accordance with Earlychildhood's agreement with such firm (a copy of which has been delivered by Earlychildhood to SmarterKids prior to the date of this Agreement), and Chase H&Q, whose fees and expenses will be paid by SmarterKids in accordance with SmarterKids' agreement with such firm (a copy of which has been delivered by SmarterKids to Earlychildhood prior to the date of this Agreement). Each of SmarterKids and Earlychildhood agrees to indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any such fees, commissions or expenses asserted by any person on the basis of any act or statement alleged to have been made by such party or any of its Affiliates.

   Section 5.19 Indemnification.

   (a) From and after the Effective Time, Holdings agrees that it will, and will cause Earlychildhood and the Surviving Corporation to, indemnify and hold harmless each present and former director, Management Committee member and officer of Earlychildhood and SmarterKids (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Earlychildhood or SmarterKids, as the case may be, would have been permitted under applicable law and its organizational documents (including, in the case of Earlychildhood, the Operating Agreement) in effect on the date hereof to indemnify such Indemnified Party (and Holdings, Earlychildhood and the Surviving Corporation, as applicable, shall also advance expenses as incurred to the fullest extent permitted under applicable law; provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification).

   (b) For a period of six years after the Effective Time, Holdings shall maintain (to the extent available in the market) in effect a directors' and officers' liability insurance policy covering those persons who are currently covered by Earlychildhood's and SmarterKids' directors' and officers' liability insurance policies (copies of which have been heretofore delivered by SmarterKids to Earlychildhood and vice versa) with coverage in amount and scope at least as favorable as Earlychildhood's and SmarterKids' existing coverage;

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

provided that in no event shall Holdings be required to expend in excess of 200% of the higher annual premium currently paid by Earlychildhood or SmarterKids, as applicable, for such coverage (in either case, the "Current Premium"); and if such premium would at any time exceed 200% of the Current Premium, then Holdings shall maintain insurance policies which provide the maximum and best coverage available at an annual premium equal to 200% of the Current Premium.

   (c) The provisions of this Section 5.19 are intended to be in addition to the rights otherwise available to the current officers, directors or members of the Management Committee of Earlychildhood and SmarterKids, as applicable, by law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

   Section 5.20 Letter of SmarterKids' Accountants. SmarterKids shall use all reasonable efforts to cause to be delivered to Earlychildhood and SmarterKids a comfort letter of PricewaterhouseCoopers LLP, SmarterKids' independent accountants, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Holdings, in form reasonably satisfactory to Earlychildhood and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

   Section 5.21 Letter of Earlychildhood's Accountants. Earlychildhood shall use all reasonable efforts to cause to be delivered to SmarterKids and Earlychildhood a comfort letter of KPMG, LLP, Earlychildhood's independent accountants, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Holdings, in form reasonably satisfactory to SmarterKids and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

   Section 5.22 Post-Transaction Corporate Governance of Holdings. At the Effective Time, the total number of persons serving on the Board of Directors of Holdings shall be nine (9) (unless otherwise agreed in writing by Earlychildhood and SmarterKids prior to the Effective Time), four (4) of whom shall be Earlychildhood Directors, two (2) of whom shall be SmarterKids Directors and three (3) of whom shall be Independent Directors (as such terms are defined below), all of which Earlychildhood Directors, SmarterKids Directors and Independent Directors shall be spread proportionately among Holdings' three classes of Directors; provided, however, that one SmarterKids Director shall be required to stand for election at the first annual meeting of stockholders of Holdings after the Effective Time and one SmarterKids Director shall be required to stand for election at the third annual meeting of stockholders of Holdings after the Effective Time; the persons to serve initially on the Board of Directors of Holdings at the Effective Time who are Earlychildhood Directors shall be selected solely by and at the absolute discretion of Earlychildhood's Management Committee prior to the Effective Time; the persons to serve initially on the Board of Directors of Holdings at the Effective Time who are SmarterKids Directors shall be selected solely by and at the absolute discretion of the Board of Directors of SmarterKids prior to the Effective Time; and the persons to serve initially on the Board of Directors of Holdings at the Effective Time who are Independent Directors shall be mutually agreed upon by Earlychildhood and SmarterKids prior to the Effective Time. In the event that, prior to the Effective Time, any person so selected to serve on the Board of Directors of Holdings after the Effective Time is unable or unwilling to serve in such position, the Management Committee or Board of Directors which selected such person shall designate another of its members or another person to serve in such person's stead in accordance with the provisions of the immediately preceding sentence. The term "Earlychildhood Director" means any person serving on the Management Committee of Earlychildhood on the date hereof or any other person so designated who becomes a Director of Holdings at the Effective Time and any successor director appointed or elected pursuant to the Bylaws of Holdings; the term "SmarterKids Director" means any person serving as a Director of SmarterKids on the date hereof or any other person so designated who becomes a Director of Holdings at the Effective Time and any successor director appointed or elected pursuant to the Bylaws of Holdings and the term "Independent Director" means any person who becomes a Director of Holdings at the Effective Time and is not an employee of Earlychildhood, SmarterKids or Holdings at any time during the term in which they serve as an Independent Director, and any successor director appointed or elected pursuant to the Bylaws of Holdings.

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

   (b) Subject to Section 8.5, at the Effective Time, (i) Ronald Elliott, shall hold the position of Chairman of the Board of Holdings, (ii) Al Noyes, shall hold the position of Chief Executive Officer of Holdings, (iii) Judy McGuinn shall hold the position of Chief Operating Officer of Holdings and (iv) Bob Cahill shall hold the position of Chief Financial Officer of Holdings. If any of the persons identified in the preceding sentence is unable or unwilling to hold such offices as set forth above, his successor shall be selected by the Board of Directors of Holdings in accordance with the Bylaws of Holdings.

   Section 5.23 Name of Holdings. Prior to the Effective Time, Earlychildhood and SmarterKids shall use reasonable efforts to decide on a new corporate name for Holdings.

   Section 5.24 Conveyance Taxes. Earlychildhood and SmarterKids shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes (together, "Conveyance Taxes") which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time. Earlychildhood shall pay with respect to the Contribution, and SmarterKids shall pay with respect to the SmarterKids Merger, without deduction or withholding from any amount payable to the holders of LLC Interests or SmarterKids Common Stock, as the case may be, any such Conveyance Taxes imposed by any Governmental Entity (and any penalties and interest with respect to such Conveyance Taxes), which become payable in connection with the transactions contemplated by this Agreement, on behalf of their stockholders or holders of LLC interests, as the case may be.

   Section 5.25 SmarterKids Minimum Closing Cash. As of the Effective Time, SmarterKids covenants, agrees and commits that it shall have Cash on Hand (as defined by GAAP) of not less than $18,000,000 after deducting (a) all of the fees, costs and expenses incurred in connection with the Transactions (including, without limitation, (i) attorney, accounting and other professional fees and expenses incurred in the negotiation and performance of the Transaction Documents, the preparation, filing and effectiveness of the Proxy Statement/Prospectus and the Registration Statement and the consummation of the Transactions and (ii) all fees of financial advisors incurred in connection with the Transactions) and (b) all of the fees, costs and expenses incurred or reasonably likely to be incurred in connection with realizing all contemplated cost savings resulting from the integration of the businesses (including, without limitation, costs associated with the integration of the respective technologies) of Earlychildhood and SmarterKids (the "Minimum Closing Cash"). Prior to the Effective Time, SmarterKids shall provide Earlychildhood with written verification satisfactory to Earlychildhood evidencing the Minimum Closing Cash, and Earlychildhood shall have the right to investigate and confirm the existence thereof in such manner as it deems necessary.

   Section 5.26 Blohm Consulting Agreement. At the Effective Time, Holdings shall enter into a consulting agreement with David Blohm, substantially in the form attached hereto as Exhibit N.

                                  ARTICLE VI.

                         CONDITIONS TO THE TRANSACTIONS

   Section 6.1 Conditions to Each Party's Obligation to Effect the Transactions. The respective obligations of each party to this Agreement to effect the Transactions shall be subject to the satisfaction or waiver in writing by each of SmarterKids and Earlychildhood prior to the Effective Time of the following conditions:

     (a) HSR Act. The waiting period applicable, if any, to the consummation of the Transactions under the HSR Act shall have expired or been terminated.

     (b) Approvals. All authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity (including, without limitation, an SEC order of effectiveness with respect to the Proxy Statement/Prospectus) the failure of which to file, obtain or occur is reasonably likely to have an Earlychildhood Material Adverse Effect, a SmarterKids Material Adverse Effect or a Holdings Material Adverse Effect (as defined below) shall have been filed, obtained or occurred.

     (c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

     (d) No Injunctions. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any order, executive order, stay, decree, judgment or injunction or statute, rule, regulation which is in effect and which has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

     (e) National Listing or Nasdaq Quotation. The shares of Holdings Common Stock to be issued in the Transactions shall have been approved for listing on a national securities exchange or for quotation on The Nasdaq Stock Market, subject to official notice of issuance.

     (f) Consents Under Earlychildhood Agreements. Earlychildhood shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby, except those of which, if not obtained, would not, individually or in the aggregate, have
  (i) an Earlychildhood Material Adverse Effect or (ii) a material adverse effect on the business, assets, properties, financial condition or results of operations of Holdings after giving effect to the Transactions (a "Holdings Material Adverse Effect").

     (g) Consents Under SmarterKids Agreements. SmarterKids shall have obtained the consent or approval of any person whose consent or approval shall be required under any agreement or instrument in order to permit the consummation of the transactions contemplated hereby, except those which, if not obtained, would not, individually or in the aggregate, have (i) a SmarterKids Material Adverse Effect or (ii) a Holdings Material Adverse Effect.

     (h) Corporate Governance. Earlychildhood and SmarterKids shall have taken all actions necessary so that (i) not later than the Effective Time, the Certificate of Incorporation and Bylaws of Holdings shall have been amended to be substantially in the form of Exhibit E and Exhibit F attached hereto; and (ii) at the Effective Time, the composition of the Board of Directors of Holdings shall comply with Section 5.20 hereof (assuming Earlychildhood has designated the Earlychildhood Directors and SmarterKids has designated the SmarterKids Directors, in each case as contemplated by
  Section 5.20(a) hereof).

     (i) Transaction Documents. Each of the Transaction Documents shall have been executed by each of the parties thereto and shall be in full force and effect and legally binding against the parties thereto and no material breach by any party shall have occurred thereunder as of the Closing Date.

   Section 6.2 Additional Conditions to Obligations of Earlychildhood. The obligation of Earlychildhood to effect the Contribution is subject to the satisfaction of each of the following conditions prior to the Effective Time, any of which may be waived in writing exclusively by Earlychildhood:

     (a) Stockholder Approval. This Agreement and the SmarterKids Merger shall have been approved in the manner required under the DGCL by the holders of the issued and outstanding shares of SmarterKids Common Stock.

     (b) Representations and Warranties. The representations and warranties of SmarterKids set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for, (i) changes contemplated by this Agreement and (ii) inaccuracies which, individually or in the aggregate, have not had and are not reasonably likely to have a SmarterKids Material Adverse Effect or a Holdings Material Adverse Effect (without regard to any materiality limitations contained in any such representation or warranty), or a material adverse effect upon the consummation of the transactions contemplated hereby; and Earlychildhood shall have received a certificate signed on behalf of SmarterKids by the chief executive officer and the chief financial officer of SmarterKids to such effect.

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

     (c) Performance of Obligations of SmarterKids. SmarterKids shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Earlychildhood shall have received a certificate signed on behalf of SmarterKids by the chief executive officer and the chief financial officer of SmarterKids to such effect.

     (d) SmarterKids Material Adverse Effect. No SmarterKids Material Adverse Effect or SmarterKids Material Adverse Change shall have occurred since the date of this Agreement and be continuing.

     (e) Minimum Closing Cash. SmarterKids shall have Cash on Hand (as defined by GAAP) of not less than the amount of the Minimum Closing Cash, verified as set forth in Section 5.24.

     (f) Tax Opinion. Earlychildhood shall have received a written opinion from Latham & Watkins, counsel to Earlychildhood, to the effect that the Contribution will be treated for Federal income tax purposes as a transfer of property to Holdings qualifying under Section 351 of the Code (it being agreed that Earlychildhood, Holdings and SmarterKids shall provide reasonable cooperation, including the delivery of such certifications as shall be reasonably requested, to Latham & Watkins to enable it to render such opinion).

   Section 6.3 Additional Conditions to Obligations of SmarterKids. The obligations of SmarterKids to effect the SmarterKids Merger are subject to the satisfaction of each of the following conditions prior to the Effective Time, any of which may be waived in writing exclusively by SmarterKids:

     (a) Representations and Warranties. The representations and warranties of Earlychildhood set forth in this Agreement shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except for, (i) changes contemplated by this Agreement, and (ii) inaccuracies which, individually or in the aggregate, have not had and are not reasonably likely to have an Earlychildhood Material Adverse Effect or Holdings Material Adverse Effect (without regard to any materiality limitations contained in any such representation or warranty), or a material adverse effect upon the consummation of the transactions contemplated hereby; and SmarterKids shall have received a certificate signed on behalf of Earlychildhood by its chief executive officer or chief financial officer to such effect.

     (b) Performance of Obligations of Earlychildhood. Earlychildhood shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date; and SmarterKids shall have received a certificate signed on behalf of Earlychildhood by its chief executive officer or chief financial officer to such effect.

     (c) Earlychildhood Material Adverse Effect. No Earlychildhood Material Adverse Effect or Earlychildhood Material Adverse Change shall have occurred since the date of this Agreement and be continuing.

     (d) Tax Opinion. SmarterKids shall have received a written opinion from Testa, Hurwitz & Thibeault, counsel to SmarterKids, to the effect that the SmarterKids Merger will be treated for Federal income tax purposes as a reorganization under Section 368(a) of the Code or, taken together with the Contribution, as a transfer of property to Holdings qualifying under
  Section 351 of the Code (it being agreed that Earlychildhood, Holdings and SmarterKids shall provide reasonable cooperation, including the delivery of such certifications as shall be reasonably requested, to Testa, Hurwitz & Thibeault to enable it to render such opinion).

     (e) Transaction Documents. Earlychildhood shall have duly executed each of the Transaction Documents to which it is a party, and such Transaction Documents shall be in full force and effect and legally binding against Earlychildhood and no material breach by Earlychildhood shall have occurred thereunder as of the Closing Date.

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

                                  ARTICLE VII.

                           TERMINATION AND AMENDMENT

   Section 7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time (with respect to Sections 7.1(b) through 7.1(f), by written notice by the terminating party to the other party), whether before or after approval of the matters presented in connection with the Transactions by the stockholders of SmarterKids:

     (a) by mutual written consent of Earlychildhood and SmarterKids; or

     (b) by either Earlychildhood or SmarterKids if the Transactions shall not have been consummated by April 30, 2001 (the "Outside Date"); provided, however, that if the Transactions shall have not been consummated by the Outside Date due to the failure of the condition set forth in Section 6.1(b), the Outside Date shall be extended to July 31, 2001; and provided, further, however, that the right to terminate this Agreement under this
  Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Transactions to occur on or before such date; or

     (c) by either Earlychildhood or SmarterKids if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions; or

     (d) by Earlychildhood, if, at the SmarterKids Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of SmarterKids in favor of the approval and adoption of this Agreement and the SmarterKids Merger shall not have been obtained; or

     (e) by Earlychildhood, if (i) the SmarterKids Board of Directors shall have withdrawn or modified in any manner its recommendation that its stockholders vote in favor of this Agreement or the SmarterKids Merger;
  (ii) SmarterKids shall have failed to include in the Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the approval of this Agreement and the SmarterKids Merger; (iii) after the receipt by SmarterKids of an Acquisition Proposal, Earlychildhood requests in writing that the SmarterKids Board of Directors reconfirm its recommendation of this Agreement and the SmarterKids Merger to the stockholders of SmarterKids and the SmarterKids Board of Directors fails to do so within ten (10) business days after its receipt of Earlychildhood's request; (iv) the SmarterKids Board of Directors or any committee thereof shall have approved or recommended to the stockholders of SmarterKids an Acquisition Proposal, other than the Transactions; (v) a tender offer or exchange offer for 20% or more of the outstanding shares of SmarterKids Common Stock is commenced (other than by Earlychildhood or an Affiliate of Earlychildhood) and the SmarterKids Board of Directors does not oppose such tender or exchange offer; (vi) SmarterKids shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting or expressing an intent to accept an Acquisition Proposal; or (vii) SmarterKids fails to call and hold the SmarterKids Stockholders' Meeting by the Outside Date (provided that Earlychildhood's right to terminate this Agreement under this clause (vii) shall not be available if at such time SmarterKids would be entitled to terminate this Agreement under Section 7.1(f));

     (f) by SmarterKids, prior to the approval by its stockholders of the SmarterKids Merger, if (i) the SmarterKids Board of Directors reasonably determines in good faith (after consultation with a financial advisor of nationally recognized reputation) that (X) the Acquisition Proposal is more favorable or is reasonably likely to lead to an Acquisition Proposal that is more favorable to the SmarterKids stockholders from a financial point of view than the Transactions, and (Y) is made by a Third Party reasonably believed by the SmarterKids Board of Directors to be financially capable of completing such Acquisition Proposal, and (ii) the SmarterKids Board of Directors reasonably determines in good faith (after having consulted with and considered the advice of its outside legal counsel) that the failure to take such actions would cause the members of the SmarterKids Board of Directors to breach their fiduciary duties to the

  SmarterKids stockholders under applicable law; provided, that SmarterKids shall have given Earlychildhood three (3) business days' notice prior to such termination and otherwise complied with the provisions of Section 5.3; and, provided further, that such termination shall not be effective until the fee specified in Section 7.3(b) has been paid to Earlychildhood; or

     (g) by Earlychildhood or SmarterKids, if there has been a breach of any representation, warranty, covenant or agreement on the part of the other party set forth in this Agreement, which breach (i) will cause the conditions set forth in Section 6.2(b) or (c) (in the case of termination by Earlychildhood) or 6.3(a) or (b) (in the case of termination by SmarterKids) not to be satisfied, and (ii) shall not have been cured within thirty (30) business days following receipt by the breaching party of written notice of such breach from the other party.

   Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, written notice shall be given to the other party hereto and this Agreement shall, subject to the provisions of
Section 7.1(f), immediately become void and there shall be no liability or obligation on the part of Earlychildhood, SmarterKids, Holdings or their respective officers, directors, members, stockholders or Affiliates, except as set forth in Sections 5.19 and 7.3 and except that such termination shall not limit liability for a willful breach of this Agreement; provided that, the provisions of Sections 5.19 and 7.3 of this Agreement and the Confidentiality Agreements shall remain in full force and effect and survive any termination of this Agreement.

   Section 7.3 Fees and Expenses.

   (a) Except as set forth in this Section 7.3, if the Transactions are terminated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

   (b) If this Agreement is terminated by either party pursuant to Section 7.1(g) hereof, then the non-terminating party (the "Breaching Party") shall pay the Expenses (as defined below) incurred by the non-Breaching Party up to a maximum of $350,000; provided, however, that if this Agreement is terminated by SmarterKids pursuant to Section 7.1(g) and, at the time of such termination, Earlychildhood is permitted to terminate this Agreement pursuant to Section 7.1(e), Earlychildhood shall not be required to pay any of SmarterKids' Expenses pursuant to this Section 7.3(b). As used in this Agreement "Expenses" shall include all reasonable out-of-pocket fees and expenses (including without limitation, all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement/Prospectus and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

   SmarterKids' payment of the Expenses incurred by Earlychildhood pursuant to this subsection shall be the sole and exclusive remedy of Earlychildhood against SmarterKids and its directors, officers, employees, agents, advisory or other representatives with respect to the occurrences giving rise to such payment, except for liabilities or damages caused by the willful breach of any representations, warranties, covenants or agreements herein by SmarterKids. Earlychildhood's payment of the Expenses incurred by SmarterKids pursuant to this subsection shall be the sole and exclusive remedy of SmarterKids against Earlychildhood and any of its Subsidiaries and their respective managers, directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment, except for liabilities or damages caused by the willful breach of any representations, warranties, covenants or agreements herein by Earlychildhood.

   (c) SmarterKids shall pay Earlychildhood a termination fee (the "Termination Fee") of $1,300,000 (a portion of which may be deemed to include the reimbursement of Expenses) in cash if any of the following events occurs:

     (i) the termination of this Agreement by Earlychildhood pursuant to
  Section 7.1(d), and (x) at the time of such termination a definitive proposal for an Acquisition Proposal has been provided to SmarterKids by a Third Party and (y) within twelve (12) months of such termination, either SmarterKids shall have entered into a definitive agreement with respect to, or consummated, a transaction in connection with such Acquisition Proposal;

     (ii) the termination of this Agreement by SmarterKids pursuant to
  Section 7.1 hereof and at such time Earlychildhood shall have been permitted to terminate this Agreement under Section 7.1(e);

     (iii) the termination of this Agreement by Earlychildhood pursuant to
  Section 7.1(e); or

     (iv) the termination of this Agreement by SmarterKids pursuant to
  Section 7.1(f).

   (d) In the event of a termination pursuant to clause (i) above, the Termination Fee shall be paid upon the earlier of the consummation or entering into of a definitive agreement for an Acquisition Proposal, and in the event of a termination pursuant to clause (ii), (iii) or (iv) above, the Termination Fee shall be paid concurrently with such termination.

   (e) SmarterKids' payment of the Termination Fee pursuant to subsection (b) above shall be the sole and exclusive remedy of Earlychildhood against SmarterKids and its directors, officers, employees, agents, advisors or other representatives with respect to the occurrences giving rise to such payment; provided that this limitation shall not apply in the event of a willful breach of this Agreement by SmarterKids.

   Section 7.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their Management Committee or Board of Directors, as the case may be, at any time before or after approval of the matters presented in connection with the SmarterKids Merger by the stockholders of SmarterKids, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   Section 7.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their Management Committee or Board of Directors, as the case may be, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. Any waiver or failure to insist on strict compliance with any obligation, covenant, agreement or condition contained in this Agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

                                 ARTICLE VIII.

                                 MISCELLANEOUS

   Section 8.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Sections 1.6, 1.7, 1.8, 2.1, 2.2, 2.4, 2.5, 5.12, 5.15, 5.16, 5.17, 5.18, 5.19, 5.22, 5.24, and this Article
VIII, and the agreements of the Affiliates delivered pursuant to Section 5.13. The Confidentiality Agreement shall survive the execution and delivery of this Agreement.

   Section 8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a) if to Earlychildhood, to

         Earlychildhood.com, LLC
         2 Lower Ragsdale Drive
         Suite 200
         Monterey, CA 93940
         Attention: Ronald Elliott
         Telecopy: (831) 771-5587

         with a copy to

         Latham & Watkins
         633 West Fifth Street, Suite 4000
         Los Angeles, CA 90071-2007
         Attention: Jeffrey L. Kateman, Esq.
         Telecopy: (213) 891-8763

     (b) if to SmarterKids, to

         SmarterKids.com, Inc.
         15 Crawford Street
         Needham, MA 02494
         Attention: Robert Cahill
         Telecopy: (781) 449-4887

         with a copy to:

         Testa, Hurwitz & Thibeault
         125 High Street Boston, MA 02110
         Attention: Gordon Hayes, Esq.
         Telecopy: (617) 248-7100

   Section 8.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 14, 2000.

   Section 8.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   Section 8.5 Entire Agreement; No Third Party Beneficiaries. This Agreement and all documents and instruments referred to herein (a) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof, and (b) except as provided in Section 5.19, are not intended to confer upon any person (including, without limitation, the individuals identified in Section 5.19 and 5.22) other than the parties hereto any rights or remedies hereunder; provided that the Confidentiality Agreement shall remain in full force and effect until the Effective Time. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, neither Earlychildhood nor SmarterKids makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, managers, members, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement or the transactions contemplated hereby, notwithstanding the delivery or disclosure to the other or the other's representatives of any documentation or other information with respect to any one or more of the foregoing.

   Section 8.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

   Section 8.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

                            [Signature Page Follows]

   IN WITNESS WHEREOF, Earlychildhood, SmarterKids, Holdings and Merger Sub have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

                                          EARLYCHILDHOOD.COM, LLC

                                                  /s/ Ronald C. Elliott

                                          -------------------------------------
                                          By: Ronald C. Elliott
                                          Its: Chief Executive Officer

                                          SMARTERKIDS.COM, INC.

                                                   /s/ David A. Blohm

                                          -------------------------------------
                                          By: David A. Blohm
                                          Its: Chief Executive Officer

                                          S-E EDUCATIONAL HOLDINGS CORP.

                                                  /s/ Ronald C. Elliott

                                          -------------------------------------
                                          By: Ronald C. Elliott
                                          Its: Chairman of the Board

                                          S-E EDUCATIONAL MERGER CORP.

                                                  /s/ Ronald C. Elliott

                                          -------------------------------------
                                          By: Ronald C. Elliott
                                          Its: Chairman of the Board

                                                                         ANNEX B

                         STOCKHOLDER SUPPORT AGREEMENT

   This STOCKHOLDER SUPPORT AGREEMENT, dated as of November 14, 2000 (the "Agreement"), is by and among Earlychildhood.com, LLC, a California limited liability company ("Earlychildhood") and the stockholders of SmarterKids.com, Inc., a Delaware corporation ("SmarterKids") listed on the signature page(s) hereto (collectively, the "Stockholders" and, individually, a "Stockholder"). Capitalized terms used in this Agreement, unless specifically defined herein, shall have the meanings given to them in the Contribution Agreement and Plan of Reorganization and Merger, dated as of the date hereof (the "Merger Agreement"), by and among Earlychildhood, SmarterKids, S-E Educational Holdings Corp., a newly-formed Delaware corporation, one-half of the issued and outstanding capital stock of which is owned by each of Earlychildhood and SmarterKids ("Holdings") and S-E Educational Merger Corp., a newly-formed Delaware corporation and a wholly-owned subsidiary of Holdings ("Merger Sub").

   WHEREAS, as of the date hereof, each of the Stockholders own of record and beneficially (i) the shares of common stock, $.01 par value per share (the "Common Stock"), of SmarterKids as is set forth next to the name of such Stockholder in Column II of Annex A hereto and (ii) the options to acquire shares of Common Stock as is set forth next to the name of such Stockholder on
Schedule 1.1(c) hereto (collectively, the "Shares");

   WHEREAS, concurrently with the execution of this Agreement, Earlychildhood and SmarterKids have entered into the Merger Agreement pursuant to which, and upon the terms and subject to the conditions set forth therein, the combination of Earlychildhood and SmarterKids shall be effected through (i) the contribution to Holdings by the holders of LLC Interests of all of the right, title and interest in and to their entire ownership interest in Earlychildhood (the "Contribution") and (ii) the merger of Merger Sub with and into SmarterKids such that SmarterKids becomes a wholly-owned subsidiary of Holdings (the "Merger" and, collectively with the Contribution, the "Transactions");

   WHEREAS, as a condition to the willingness of Earlychildhood and SmarterKids to enter into the Merger Agreement, Earlychildhood has required that the Stockholders agree, and in order to induce Earlychildhood to enter into the Merger Agreement, the Stockholders have agreed, to enter into this Agreement; and

   WHEREAS, prior to the date hereof, Earlychildhood and the Stockholders had no agreement, arrangement or understanding (as such terms are used in Section 203 of the DGCL) for the purpose of acquiring, holding, voting or disposing of the Shares.

   NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the terms and conditions set forth herein, the parties hereto hereby agree as follows:

                                   ARTICLE I.

   Section 1.1 Representations and Warranties of the Stockholders. As of the date hereof and as of the date of the Closing under the Merger Agreement, each Stockholder on its own behalf hereby represents and warrants to Earlychildhood with respect to itself and its ownership of the Shares as follows:

     (a) Stockholder is the sole owner of record and beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which meaning will apply for all purposes of this Agreement) of, and has good title to, all of the Shares set forth adjacent to such Stockholder's name on Annex A, free and clear of any mortgage, pledge, hypothecation, rights of others, claim, security interest, charge, encumbrance, title defect, title retention agreement, voting trust agreement, interest, option, lien, charge or similar restriction (including any restriction on the right to vote, sell or otherwise dispose of the Shares) or limitation (each, a "Lien") except for immaterial Liens which shall not materially affect such Stockholder's ability to perform its obligations under this Agreement.

     (b) The Shares constitute all of the securities (as defined in Section 3(10) of the Exchange Act, which definition will apply for all purposes of this Agreement) of SmarterKids beneficially owned, directly or indirectly, by Stockholder, excluding any securities beneficially owned by any of its affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act, which definitions will apply for all purposes of this Agreement), as to which it does not have voting or investment power.

     (c) Except as set forth on Schedule 1.1(c), and except for the Shares, Stockholder does not, directly or indirectly, beneficially own or have any option, warrant or other right to acquire any securities of SmarterKids that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of SmarterKids that are or may by their terms become entitled to vote, nor is Stockholder subject to any contract, commitment, arrangement, understanding or relationship (whether or not legally enforceable), other than this Agreement, that allows or obligates it to vote or acquire any securities of SmarterKids. Stockholder has the exclusive power to vote the Shares set forth adjacent to such Stockholder's name on Annex A and has not granted a proxy to any other individual, corporation, partnership (general or limited), limited liability company, joint venture, association, trust, unincorporated organization or other entity (collectively, a "Person") to vote such Shares, subject to the limitations set forth in this Agreement.

     (d) Each Stockholder that is a corporation or partnership, as the case may be, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

     (e) This Agreement and each Transaction Document to which Stockholder is a party has been duly executed and delivered by Stockholder and, assuming due authorization, execution and delivery of this Agreement by Earlychildhood and SmarterKids, constitute a valid and binding obligation of Stockholder enforceable against Stockholder in accordance with their terms, except that (i) the enforceability hereof or thereof may be subject to applicable bankruptcy, insolvency or other similar laws, now or hereinafter in effect, affecting creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

     (f) Neither the execution and delivery of this Agreement and each of the Transaction Documents to which Stockholder is a party, nor the performance by Stockholder of its obligations hereunder or thereunder will, nor will the consummation of the transactions contemplated by this Agreement and the Merger Agreement, conflict with, result in a violation or breach of, or constitute a default (or an event that, with notice or lapse of time or both, would result in a default) or give rise to any right of termination, amendment, cancellation, or acceleration or result in the creation of any Lien on any Shares under, or require a consent or waiver under (collectively, a "Conflict"), (i) its organizational documents, (ii) any note, bond, mortgage, indenture lease, contract, commitment, agreement, understanding, arrangement or restriction of any kind to which Stockholder is a party or by which Stockholder is bound, to the extent such Conflict would materially affect Stockholder's ability to consummate the transactions contemplated hereby or (iii) any permit, franchise, license, statute, injunction, judgment, writ, decree, order, ruling, rule or regulation applicable to Stockholder, to the extent such Conflict would materially affect Stockholder's ability to consummate the transactions contemplated hereby.

     (g) Neither the execution and delivery of this Agreement nor the performance by Stockholder of its obligations hereunder will violate any law, decree, statute, rule or regulation applicable to Stockholder or require any order, consent, authorization or approval of, filing or registration with, or declaration or notice to, any corporation, Person, firm, Governmental Entity or public or judicial authority, other than any required notices or filings pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder or the federal securities laws. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which any of the Stockholders is a trustee whose consent is required for the execution and delivery of this Agreement or the compliance by the Stockholders with the terms hereof.

                                  ARTICLE II.

   Section 2.1 Transfer of the Shares; Non-Interference.

   (a) During the term of this Agreement, no Stockholder shall (i) tender into any tender or exchange offer or otherwise offer to sell, sell, transfer, pledge, assign, hypothecate or otherwise dispose of, or encumber with any Lien, any of the Shares, (ii) other than in connection with this Agreement, deposit the Shares into a voting trust, enter into any voting agreement or similar arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, or take any action inconsistent with this Agreement or the Merger Agreement without having obtained the prior written consent of Earlychildhood, (iii) other than this Agreement enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, transfer, pledge, assignment, hypothecation or other disposition of any interest in or the voting of any shares of Common Stock or any other securities of SmarterKids, (iv) take any action that would make any representation of such Stockholder contained herein untrue or incorrect or would result in a breach by such Stockholder of its obligations under this Agreement or a breach by SmarterKids of its obligations under the Merger Agreement or (v) take any action that would have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement or SmarterKids from performing its obligations under the Merger Agreement.

   (b) Nothing herein shall prevent a Stockholder from transferring Shares by gift, transfer to a trust or distribution, provided that (i) any such gift, transfer or distribution is permissible under the form of Lock-Up Agreement attached as Exhibit C to the Merger Agreement and (ii) each donee, transferee or distributee, as applicable, executes, concurrently with such gift, transfer or distribution, a counterpart signature page hereto and agrees to be bound hereby.

   Section 2.2 Adjustments.

   (a) In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock or other securities of SmarterKids on, of or affecting the Shares or the like or any other action that would have the effect of changing any of the Stockholders' ownership of SmarterKids's capital stock or other securities or (ii) any of the Stockholders becomes the beneficial owner of any additional shares of Common Stock or other securities of SmarterKids, then the terms of this Agreement will apply to the shares of capital stock held by any such Stockholder immediately following the effectiveness of the events described in clause (i) or any such Stockholder becoming the beneficial owner thereof, as described in clause (ii), as though they were Shares hereunder and the term Shares shall be deemed to refer to and include such shares of Common Stock and other securities.

   (b) Each Stockholder hereby agrees, while this Agreement is in effect, promptly to notify Earlychildhood of the number of any new shares of the Common Stock acquired by Stockholder, if any, after the date hereof and to update Annex A hereof, as applicable, to increase the number of Shares set forth therein to reflect any changes resulting from the events discussed in Section 2.2(a) above. To the extent required under the Merger Agreement, each of the events described in Section 2.2(a) shall require the prior written consent of Earlychildhood.

   Section 2.3 Stop Transfer. Each Stockholder hereby agrees with, and covenants to, each other party hereto, that such Stockholder shall not request that SmarterKids register the transfer (book entry or otherwise) of any certificate or uncertificated interest representing any of its Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 2.1 hereof). SmarterKids agrees with, and covenants to, each other party hereto that SmarterKids shall not register the transfer (book entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement (including the provisions of Section 2.1 hereof).

                                  ARTICLE III.

   Section 3.1 Voting of Shares; No Inconsistent Agreement.

   (a) Until the termination of this Agreement in accordance with the terms hereof, each Stockholder hereby agrees that, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the stockholders of SmarterKids, however called, and in any action by written consent of the stockholders of SmarterKids, such Stockholder will vote (or cause to be voted) all of its Shares (i) in favor of the Merger, the approval and adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement or any amendment thereto; (ii) in favor of any other matter necessary to the consummation of the Merger and the transactions contemplated by the Merger Agreement and considered and voted upon by the stockholders of SmarterKids; and (iii) against any Alternative Transaction and against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement under this Agreement or the Merger Agreement or which is intended to, or could reasonably be expected to, impede, interfere with, delay, postpone or materially adversely effect this Agreement, the Merger Agreement, the Merger, the other transactions contemplated by this Agreement and the Merger Agreement or the benefits to Earlychildhood resulting herefrom or therefrom. In addition, no Stockholder will take any action, directly or indirectly, until the termination of this Agreement in contravention of this Agreement or the Merger Agreement or to cause SmarterKids to take any action in contravention of the Merger Agreement or the transactions contemplated thereby. Stockholder also agrees that it will, upon request by Earlychildhood, furnish written confirmation, in form and substance reasonably satisfactory to Earlychildhood, of such Stockholder's support for the Merger Agreement. Each Stockholder acknowledges receipt and review of a copy of the Merger Agreement and the opportunity to consult its own legal counsel in regard to the Merger Agreement and this Agreement.

   (b) Each Stockholder agrees that it shall not enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained herein, including in this
Section 3.1.

   Section 3.2 No Solicitation. Prior to the termination of this Agreement in accordance with its terms, each Stockholder agrees (a) that it will not, nor will it authorize or permit any of its officers, directors, employees, financial advisors, attorneys, accountants and other representatives or agents, directly or indirectly through another person, to (i) solicit, initiate, facilitate or encourage any inquiries, offers or proposals by or from a Third Party that constitute, or could reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or execute any agreement with respect to an Acquisition Proposal, (iii) engage in or continue negotiations or discussions with any Third Party concerning, or, except pursuant to a governmental request for information, otherwise communicate or provide any non-public information to any Third Party relating to any Acquisition Proposal,
(iv) make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal or (v) take, or consent to take, any other action inconsistent with its obligations under this Section 3.2 or SmarterKids's obligations under Section 5.3 of the Merger Agreement; and (b) that it will notify Earlychildhood in writing as promptly as practicable (and in any event within 24 hours) if any Acquisition Proposal is received or any inquiries, proposals or offers with respect to an Acquisition Proposal are received by or any information or documents are requested from or any negotiations or discussions are sought to be initiated or continued with, it or any of its Affiliates, such written notice to contain the identity of the other party (including the name of such other party and a copy of any offer or proposal and any supporting documentation), and the terms and conditions of such proposal or offer.

                                  ARTICLE IV.

   Section 4.1 Termination. This Agreement shall become effective on the date hereof and shall continue in effect until the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the consummation of the Transactions.

   Section 4.2 Expenses. Except as otherwise expressly provided in the Merger Agreement, all costs and expenses incurred by any of the parties hereto will be borne by the party incurring such costs and expenses. Earlychildhood, on the one hand, and the Stockholders, on the other hand, will indemnify and hold harmless the other from and against any and all claims or liabilities for finder's fees or brokerage commissions or other like payments incurred by reason of action taken by him, it or any of them, as the case may be.

   Section 4.3 Reliance. Each Stockholder agrees and acknowledges that Earlychildhood is entering into the Merger Agreement in reliance upon each Stockholder's execution and delivery of this Agreement.

   Section 4.4 Further Assurances. Each party hereto will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby. In addition to the foregoing, each Stockholder agrees that, if requested by Earlychildhood, it will appoint Earlychildhood, or any nominee thereof, with full power of substitution during the term of this Agreement, as its attorney-in-fact and proxy for purposes of voting (or causing the voting of) all Shares beneficially owned by such Stockholder in accordance with Section 3.1 hereof and taking all such other action as may be required to give effect to this Agreement. Such proxy and power of attorney will be coupled with an interest and shall be irrevocable during and for the term of this Agreement.

   Section 4.5 Enforcement of the Agreement. The Stockholders acknowledge that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

   Section 4.6 Miscellaneous.

   (a) All representations and warranties contained herein will terminate upon the termination of this Agreement. The covenants and agreements made herein will survive the Closing Date in accordance with their respective terms.

   (b) Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. No such waiver, amendment or supplement will be effective unless in writing and signed by the party or parties sought to be bound thereby. Any waiver by any party of a breach of any provision of this Agreement will not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement or one or more sections hereof will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

   (c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements among such parties with respect to such matters. This Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the delivery of a written agreement executed by the parties hereto.

   (d) This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of laws principles thereof.

   (e) With respect to any suit, action or proceeding initiated by a party to this Agreement arising out of, under or in connection with this Agreement, each Stockholder and Earlychildhood hereby submit to the exclusive jurisdiction of any state or federal court sitting in the State of Delaware and irrevocably waive, to the fullest extent permitted by law, any objection that they may now have or hereafter obtain to the laying of venue in any such court in any such suit, action or proceeding.

   (f) The descriptive headings contained herein are for convenience and reference only and will not affect in any way the meaning or interpretation of this Agreement.

   (g) All notices and other communications hereunder will be in writing and will be given (and will be deemed to have been duly given upon receipt) by delivery in person, by facsimile, or by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

     If to Earlychildhood:

         Earlychildhood.com, LLC
         2 Lower Ragsdale Drive
         Suite 200
         Monterey, CA 93940
         Attention: Ronald Elliott
         Facsimile: (831) 771-5587

     With a copy to:

         Latham & Watkins
         633 W. Fifth St., Suite 4000
         Los Angeles, CA 90071
         Attention: Jeffrey L. Kateman, Esq.
         Facsimile: (213) 891-8763

     If to SmarterKids:

         SmarterKids.com, Inc.
         15 Crawford Street
         Needham, MA 02494
         Attention: Bob Cahill
         Facsimile: (781) 449-4887

     With a copy to:

         Testa, Hurwitz & Thibeault, LLP
         125 High Street
         Boston, MA 02110
         Attention: Gordon H. Hayes, Jr., Esq.
         Facsimile: (617) 248-7100

     If to a Stockholder:

   At the address(es) beneath such Stockholder's name on Annex A to this Agreement.

or to such other address as any party may have furnished to the other parties in writing in accordance herewith.

     (h) This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original, but all of which together will constitute one agreement.

     (i) This Agreement shall be executed at the same time as the Merger Agreement and at such time shall be valid and binding obligations of each of the parties and signatories thereto.

     (j) Neither this Agreement nor any of the rights or obligations of any party hereto may be assigned without the prior written consent of the other parties hereto, except that Earlychildhood may, without such consent, assign this Agreement and any of such rights and obligations to one or more of its affiliates. Any such assignment shall not, however, act as a release of the assigning Person. Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, and no other Person shall have any right, benefit or obligation hereunder.

     (k) If any term or provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.

     (l) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity will be cumulative and not alternative, and the exercise of any thereof by either party will not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

                            [Signature pages follow]

   IN WITNESS WHEREOF, the parties hereto have duly executed this Stockholder Support Agreement on the date first above written.

                                          EARLYCHILDHOOD.COM, LLC

                                                   /s/ Ronald C. Elliott
                                          By: _________________________________
                                            Name:Ronald C. Elliott
                                            Title:Chief Executive Officer

                                          STOCKHOLDERS:

                                          NORTH BRIDGE VENTURE PARTNERS III,
                                           L.P.

                                          By: NORTH BRIDGE VENTURE
                                              MANAGEMENT III, L.P., its
                                               General Partner

                                                    /s/ Richard D'Amore
                                          By: _________________________________
                                            Name:Richard D'Amore
                                            Title:General Partner

                                          COMMONWEALTH CAPITAL VENTURES II,
                                           L.P.

                                          By: COMMONWEALTH CAPITAL
                                              VENTURES II, L.P., its General
                                               Partner

                                                 /s/ Michael T. Fitzgerald
                                          By: _________________________________
                                            Name:Michael T. Fitzgerald
                                            Title:General Partner

                                          DAVID BLOHM, an Individual

                                                     /s/ David Blohm
                                          _____________________________________
                                                       David Blohm

                                          JEFF PUCCI, an Individual

                                                     /s/ Jeff Pucci
                                          _____________________________________
                                                       Jeff Pucci

                                          RICHARD VIARD, an Individual

                                                    /s/ Richard Viard
                                          _____________________________________
                                                      Richard Viard

                                          ALBERT NOYES, an Individual

                                                    /s/ Albert Noyes
                                          _____________________________________
                                                      Albert Noyes

                                          RICHARD SECOR, an Individual

                                                    /s/ Richard Secor
                                          _____________________________________
                                                      Richard Secor

                                          RICHARD D'AMORE, an Individual

                                                   /s/ Richard D'Amore
                                          _____________________________________
                                                     Richard D'Amore

                                          MICHAEL FITZGERALD, an Individual

                                                 /s/ Michael Fitzgerald
                                          _____________________________________
                                                   Michael Fitzgerald

                                          MICHAEL KOLOWICH, an Individual

                                                  /s/ Michael Kolowich
                                          _____________________________________
                                                    Michael Kolowich

                                          BRIAN HICKEY, an Individual

                                                    /s/ Brian Hickey
                                          _____________________________________
                                                      Brian Hickey

                                          ROBERT CAHILL, an Individual

                                                    /s/ Robert Cahill
                                          _____________________________________
                                                      Robert Cahill

                    ANNEX A TO STOCKHOLDER SUPPORT AGREEMENT

                          SHARES OWNED BY STOCKHOLDERS

                                                                        Shares
                                                                        held as
                                                                        of the
                                                                         date
Stockholder                                                             hereof
-----------                                                            ---------
North Bridge Venture Partners III, L.P................................ 2,967,817
Commonwealth Capital Ventures II, L.P................................. 1,858,908
Jeff Pucci............................................................   501,000
Richard Viard.........................................................   499,500
Albert Noyes..........................................................   247,000
Michael Kolowich......................................................   155,000

                                SCHEDULE 1.1(c)

           CONVERTIBLE SECURITIES BENEFICIALLY OWNED BY STOCKHOLDERS

                                                                     Outstanding
Optionee                                                               Options
--------                                                             -----------
David Blohm.........................................................  1,072,000
Robert Cahill.......................................................    245,000
Richard D'Amore.....................................................     45,000
Michael Fitzgerald..................................................     45,000
Brian Hickey........................................................     45,000
Michael Kolowich....................................................     75,000
Albert Noyes........................................................    439,000
Jeff Pucci..........................................................    570,000
Richard Secor.......................................................    310,000
Richard Viard.......................................................    570,000

                                                                         ANNEX C

                              [LOGO of Chase H&Q]

One Bush Street
San Francisco, CA 94104
Tel 415-371-3000

November 14, 2000

Confidential

The Board of Directors
SmarterKids.com
15 Crawford Street
Needham, MA 02494

Ladies and Gentlemen:

   You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of SmarterKids.com, Inc. ("SmarterKids.com" or the "Company") of the consideration to be received by such stockholders in connection with the proposed merger of S-E Merger Corp. ("Merger Sub"), a subsidiary of S-E Holdings Corp. ("Holdings"), with and into SmarterKids.com (the "Proposed Transaction") pursuant to the Contribution Agreement and Plan of Reorganization and Merger to be dated as of November 14, 2000, by and among Earlychildhood.com LLC, SmarterKids.com, Holdings and Merger Sub (the "Agreement").

   We understand that the terms of the Agreement provide, among other things, that each issued and outstanding share of Common Stock of the Company shall be cancelled and shall be converted automatically into the right to receive [x/y] of one share of Common Stock of Holdings (the "Exchange Ratio"), as more fully set forth in the Agreement. For purposes of this opinion, we have assumed that the Contribution (as such term is defined in the Agreement) will be treated for Federal income tax purposes as a transfer of property to Holdings qualifying under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Proposed Transaction will be treated for Federal income tax purposes as a reorganization under Section 368(a) of the Code or, taken together with the Contribution, as a transfer of property to Holdings qualifying under Section 351 of the Code.

   Chase H&Q, a division of Chase Securities Inc. ("Chase H&Q"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of SmarterKids.com in connection with the Proposed Transaction, and we will receive a fee, a substantial portion of which is conditioned on the consummation of the Proposed Transaction, for our services, which include the rendering of this opinion.

   In the past, we have provided investment banking and other financial advisory services to SmarterKids.com, including as lead manager in SmarterKids.com's initial public offering in November 1999, and have received fees for rendering these services. In the ordinary course of business, Chase H&Q acts as a market maker and broker in the publicly traded securities of SmarterKids.com and receives customary compensation in connection therewith, and has in the past provided research coverage for SmarterKids.com. In the ordinary course of business, Chase H&Q also actively trades in the equity and derivative securities of SmarterKids.com for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Chase H&Q may in the future provide additional investment banking or other financial advisory services to SmarterKids.com or Earlychildhood.

   In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

  (i) reviewed the publicly available consolidated financial statements of SmarterKids.com for recent years and interim period to date and certain other relevant financial and operating data of SmarterKids.com made available to us from published sources, including Wall Street analysts' research reports, and from the internal records of SmarterKids.com and reviewed the financial statements of Earlychildhood for recent years and interim periods to date and certain other relevant financial and operating data of Earlychildhood made available to us from the internal records of Earlychildhood;

  (ii) reviewed certain internal financial and operating information relating to SmarterKids.com and Earlychildhood prepared by the senior management of SmarterKids.com and Earlychildhood;

  (iii) discussed the business, financial condition and prospects of SmarterKids.com, Earlychildhood and Holdings with certain members of senior management SmarterKids.com and Earlychildhood;

  (iv) reviewed the recent reported prices and trading activity for the common stock of SmarterKids.com and compared such information and certain financial information for SmarterKids.com with similar information for certain other companies engaged in businesses we consider comparable;

  (v) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

  (vi) reviewed a draft of the Agreement, dated as of November 13, 2000; and

  (vii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

   In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning SmarterKids.com, Earlychildhood and Holdings considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of, and did not independently verify, such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of SmarterKids.com, Earlychildhood or Holdings, nor have we conducted a physical inspection of the properties, facilities or other asses of SmarterKids.com or Earlychildhood. With respect to the financial forecasts and projections made available to us and in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of SmarterKids.com, Earlychildhood and Holdings. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. For purposes of this opinion, we have assumed that neither Earlychildhood, Holdings nor SmarterKids.com is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We express no opinion as to the price at which the Common Stock will trade. In rendering this opinion, we have assumed that the proposed merger will be consummated substantially on the terms discussed in the Agreement, without any waiver of any material terms or conditions by any party thereto.

   It is understood that this letter is for the information of the Board of Directors and may not by used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any proxy statement filed by SmarterKids.com in connection with the Proposed Transaction. This letter does not constitute a recommendation to any stockholder of SmarterKids.com as to how such stockholder should vote on the Proposed Transaction.

   Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the Exchange Ratio is fair to holders of the Common Stock from a financial point of view.

Very truly yours,

                                     [LOGO]

       /s/ James Secretarski
By __________________________________
   Managing Director

                                                                         ANNEX D

                                    FORM OF
                                    RESTATED
                          CERTIFICATE OF INCORPORATION
                                       OF
                               LEARNINGSTAR CORP.

   The present name of the Corporation is LearningStar Corp. The Corporation was incorporated by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on November 6, 2000. This Restated Certificate of Incorporation of the Corporation, which both restates and further amends the provisions of the Corporation's Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "DGCL") and by the unanimous written consent of its stockholders in accordance with Section 228 of the DGCL. The Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

   FIRST: The name of the Corporation is LearningStar Corp.

   SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, State of Delaware. The name of its registered agent at that address is Corporation Service Company.

   THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

   FOURTH: A. Capital Stock. The total number of shares of capital stock which the Corporation shall have authority to issue shares (the "Capital Stock"), consisting of shares of Common Stock, par value $.01 per share (the "Common Stock"), and shares of Preferred Stock, par value of $.01 per share (the "Preferred Stock").

   B. Common Stock. The shares of authorized Common Stock of the Corporation shall be identical in all respects and shall have equal rights and privileges.

   C. Preferred Stock. Shares of Preferred Stock may be issued from time to time in one or more series, as provided for herein or as provided for by the Board of Directors as permitted hereby. All shares of Preferred Stock shall be of equal rank and shall be identical, except in respect of the terms fixed herein for the series provided for herein or fixed by the Board of Directors for any series provided for by the Board of Directors as permitted hereby.

   The Board of Directors is hereby authorized, by resolution or resolutions, to establish, out of the unissued shares of Preferred Stock not then allocated to any series of Preferred Stock, additional series of Preferred Stock. Before any shares of any such additional series are issued, the Board of Directors shall fix and determine, and is hereby expressly empowered to fix and determine, by resolution or resolutions, the number of shares constituting such series and the distinguishing characteristics and the relative voting powers, rights, preferences, privileges and immunities, if any, and any qualifications, limitations or restrictions thereof, of the shares thereof, so far as not inconsistent with the provisions of this Article FOURTH and a certificate of said resolution or resolutions (a "Certificate of Designation") shall be filed in accordance with the DGCL. Without limiting the generality of the foregoing, the Board of Directors may fix and determine:

   1. The designation of such series and the number of shares which shall constitute such series of such shares, which number the Board of Directors may thereafter (except where otherwise provided in the Certificate of Designation) increase or decrease (but not below the number of shares thereof then outstanding);

   2. The rate of dividend, if any, payable on shares of such series;

   3. Whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate;

   4. Whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed;

   5. The amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation;

   6. The sinking fund provisions, if any, for the redemption of shares of such series;

   7. The voting rights, if any, of the shares of such series;

   8. Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specifications of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, and adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

   9. The terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of the Corporation of any other class or series;

   10. Whether the shares of such series are to be preferred over shares of capital stock of the Corporation of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of the Corporation, or otherwise;

   11. Restrictions on the issuance of shares of the same series or of any other class or series; and

   12. Any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of this Article FOURTH.

   D. Voting Power for Holders of Common and Preferred Stock. Except as otherwise provided in this Restated Certificate of Incorporation, each holder of Common Stock shall be entitled to one vote for each share of Common Stock held by such holder on all matters submitted to stockholders for a vote and each holder of any series of Preferred Stock shall be entitled to such number of votes for each share held by such holder as may be specified herein or in the Certificate of Designation in respect thereof.

   Except as otherwise provided by law, the presence, in person or by proxy, of the holders of record of issued and outstanding shares of Capital Stock entitling the holders thereof to cast a majority of the votes entitled to be cast by the holders of issued and outstanding shares of Capital Stock entitled to vote shall constitute a quorum at all meetings of the stockholders.

   FIFTH: The Board of Directors shall have the power to make, adopt, alter, amend, change or repeal the bylaws of the Corporation (as may be amended from time to time, the "Bylaws") by resolution adopted by the affirmative vote of a majority of the entire Board of Directors, subject to any law or Bylaw provision requiring the affirmative vote of a larger percentage of the members of the Board of Directors. In addition to any other vote required by law, the affirmative vote of the holders of at least 75% of the voting power of all outstanding shares of the Corporation then entitled to vote generally in the election of directors, voting together as a single class shall be required to make, adopt, alter, amend, change or repeal the Bylaws of the Corporation or any provision of this Restated Certificate of Incorporation.

   SIXTH: A. Number; Election and Terms of Directors. Subject to Section C of this Article SIXTH, the number of directors of the Corporation which shall constitute the entire Board shall be not less than three nor more than fifteen directors. Within such limits, the exact number of directors constituting the entire Board shall be fixed from time to time pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies. Subject to Section C of this Article SIXTH, the Board of Directors shall be divided into three classes, designated Class I, Class II and Class III. Class I, Class II and Class III shall each initially consist of three directors. Class I directors shall be initially elected for a term expiring at the first annual meeting of stockholders of the Corporation following the date hereof, Class II directors shall be initially elected for a term expiring at the second annual meeting of stockholders of the Corporation following the date hereof, and Class III directors shall be initially elected for a term expiring at the third annual meeting of stockholders of the Corporation following the date hereof. At each annual meeting of stockholders, beginning in 2001, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to such director's prior death, resignation, retirement, disqualification or removal from office. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

   B. Vacancies and Newly Created Directorships. Subject to Section C of this Article SIXTH unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly-created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. Any director so chosen pursuant to the preceding sentence shall hold office for the remainder of the full term expiring at the annual meeting of the stockholders at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of authorized directors constituting the Board of Directors shorten the term of any incumbent director.

   C. Removal. Any director may be removed from office, but only for cause, and any such removal shall require, in addition to any other vote required by law, the affirmative vote of the holders of at least 75% of the voting power of all shares of Capital Stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

   D. Rights of Holders of Preferred Stock. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation and the Certificate of Designation applicable thereto, and such directors so elected shall not be divided into classes pursuant to this Article SIXTH unless expressly provided by such terms.

   SEVENTH: Special meetings of the stockholders of the Corporation, for any purpose or purposes, may only be called at any time by a majority of the entire Board of Directors or by either the Chairman or the Chief Executive Officer of the Corporation.

   EIGHTH: No stockholder action may be taken except at a duly called annual or special meeting of stockholders of the Corporation and stockholders of the Corporation may not take any action by written consent in lieu of a meeting of stockholders.

   NINTH: A. Indemnification. The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or, at its request, any other entity, to the fullest extent required or permitted by the DGCL now or hereafter in force, and shall advance expenses to the fullest extent permitted by law and (B) other employees and agents to such extent as shall be expressly authorized by the Board of Directors or the Bylaws and as permitted by law. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of this Restated Certificate of Incorporation or repeal of any of its provisions shall limit or eliminate the right to indemnification provided under this Article NINTH with respect to any acts or omissions occurring prior to such amendment or repeal.

   TENTH: To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, no director of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. No amendment of this Restated Certificate of Incorporation or repeal of any of its provisions shall limit or eliminate any right or protection of any director of this Corporation under this Article TENTH for or with respect to any acts or omissions of such director occurring prior to such amendment for repeal.

   ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation and other provisions authorized by the laws of the State of Delaware in force at that time may be added or inserted, in the manner now or thereafter prescribed by statute, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

   IN WITNESS WHEREOF, said Corporation has caused this Restated Certificate of Incorporation to be signed by Albert Noyes, its Chief Executive Officer on this
   day of        , 2001.

                                          LEARNINGSTAR CORP.

                                          -------------------------------------
                                          Name: Albert Noyes
                                          Title: Chief Executive Officer

                                                                         ANNEX E
                                    FORM OF

                          AMENDED AND RESTATED BYLAWS

                                       OF

                               LEARNINGSTAR CORP.

                               TABLE OF CONTENTS

                                           Page
                                           ----
 ARTICLE I. OFFICES......................   E-1
    Section 1.  REGISTERED OFFICES......    E-1
    Section 2.  OTHER OFFICES...........    E-1
    Section 3.  BOOKS AND RECORDS.......    E-1

 ARTICLE II. MEETINGS OF STOCKHOLDERS....   E-1
    Section 1.  ANNUAL MEETINGS.........    E-1
    Section 2.  SPECIAL MEETINGS........    E-1
    Section 3.  PLACE OF MEETINGS.......    E-1
    Section 4.  NOTICE OF MEETING.......    E-1
    Section 5.  LIST OF STOCKHOLDERS
                ENTITLED TO VOTE........    E-2
    Section 6.  QUORUM AND ADJOURNMENT..    E-2
    Section 7.  PROXIES.................    E-2
    Section 8.  NOTICE OF STOCKHOLDERS
                BUSINESS AND
                NOMINATIONS.............    E-2
    Section 9.  VOTING..................    E-5
    Section 10. STOCK LEDGER............    E-5
    Section 11. NO STOCKHOLDER ACTION BY
                WRITTEN CONSENT.........    E-5
    Section 12. ORGANIZATION............    E-5
    Section 13. FIXING DATE FOR
                DETERMINATION OF
                STOCKHOLDERS OF RECORD..    E-5
    Section 14. INSPECTORS OF ELECTION..    E-5
    Section 15. CONDUCT OF MEETINGS.....    E-6

 ARTICLE III. BOARD OF DIRECTORS.........   E-6
    Section 1.  GENERAL POWERS..........    E-6
    Section 2.  NUMBER OF DIRECTORS;
                TENURE AND
                QUALIFICATIONS..........    E-6
    Section 3.  MEETINGS................    E-7
    Section 4.  QUORUM..................    E-7
    Section 5.  VACANCIES AND NEWLY
                CREATED DIRECTORSHIPS...    E-7
    Section 6.  ACTIONS OF BOARD OF
                DIRECTORS...............    E-7
    Section 7.  MEETINGS BY MEANS OF
                CONFERENCE TELEPHONE....    E-7
    Section 8.  EXECUTIVE AND OTHER
                COMMITTEES..............    E-7
    Section 9.  REMOVAL.................    E-8
    Section 10. COMPENSATION............    E-8
    Section 11. INTERESTED DIRECTORS....    E-8
    Section 12. ORGANIZATION............    E-8

 ARTICLE IV. OFFICERS....................   E-9
    Section 1.  GENERAL.................    E-9
    Section 2.  ELECTION AND TERM OF
                OFFICERS................    E-9
    Section 3.  CHAIRMAN OF THE BOARD...    E-9
    Section 4.  CHIEF EXECUTIVE
                OFFICER.................    E-9
    Section 5.  VICE CHAIRMAN...........    E-9
    Section 6.  PRESIDENT...............    E-9
    Section 7.  CHIEF OPERATING
                OFFICER.................   E-10
    Section 8.  CHIEF FINANCIAL
                OFFICER.................   E-10
    Section 9.  EXECUTIVE VICE
                PRESIDENTS AND SENIOR
                VICE PRESIDENTS.........   E-10
    Section 10. VICE PRESIDENTS.........   E-10
    Section 11. TREASURER AND ASSISTANT
                TREASURERS..............   E-10
    Section 12. SECRETARY AND ASSISTANT
                SECRETARIES.............   E-10
    Section 13. OTHER OFFICERS..........   E-11

                                                                          Page
                                                                          ----
 ARTICLE V. STOCK.......................................................  E-11
    Section 1.  STOCK CERTIFICATES.....................................   E-11
    Section 2.  LOST, STOLEN OR DESTROYED CERTIFICATES.................   E-11
    Section 3.  TRANSFERS..............................................   E-11

 ARTICLE VI. INDEMNIFICATION AND INSURANCE..............................  E-11
                ACTION OTHER THAN BY OR IN THE RIGHT OF THE
    Section 1.  CORPORATION............................................   E-11
    Section 2.  ACTION BY OTHER OR IN THE RIGHT OF THE CORPORATION.....   E-12
    Section 3.  DETERMINATION OF RIGHT OF INDEMNIFICATION..............   E-12
    Section 4.  INDEMNIFICATION AGAINST EXPENSES OF SUCCESSFUL PARTY...   E-12
    Section 5.  ADVANCES OF EXPENSES...................................   E-12
                RIGHT OF AGENT TO INDEMNIFICATION UPON APPLICATION;
    Section 6.  PROCEDURE UPON APPLICATION.............................   E-12
    Section 7.  OTHER RIGHTS AND REMEDIES..............................   E-13
    Section 8.  INSURANCE..............................................   E-13
    Section 9.  PRESUMPTIONS AND EFFECT OF CERTAIN PROCEEDINGS.........   E-13
    Section 10. OTHER ENTERPRISES, FINES, AND SERVING AT CORPORATION'S
                REQUEST................................................   E-14
    Section 11. SAVINGS CLAUSE.........................................   E-14
    Section 12. CERTAIN DEFINITIONS....................................   E-14

 ARTICLE VII. MISCELLANEOUS PROVISIONS..................................  E-15
    Section 1.  FISCAL YEAR............................................   E-15
    Section 2.  DIVIDENDS..............................................   E-15
    Section 3.  SEAL...................................................   E-15
    Section 4.  AUDITS.................................................   E-15
    Section 5.  RESIGNATIONS...........................................   E-15
    Section 6.  CONTRACTS..............................................   E-15
    Section 7.  PROXIES................................................   E-15
    Section 8.  WAIVER OF NOTICE OF MEETINGS OF STOCKHOLDERS, DIRECTORS
                AND COMMITTEES.........................................   E-15

 ARTICLE VIII. AMENDMENTS...............................................  E-16
    Section 1.  AMENDMENTS.............................................   E-16

                                    FORM OF
                          AMENDED AND RESTATED BYLAWS
                                       OF
                               LEARNINGSTAR CORP.

                                   ARTICLE I.

                                    Offices

   Section 1. Registered Office. The registered office of LearningStar Corp. (the "Corporation") in the State of Delaware shall be located at Corporation Service Company, 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, State of Delaware.

   Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the "Board of Directors") may from time to time designate or the business of the Corporation may require.

   Section 3. Books and Records. The books and records of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

                                  ARTICLE II.

                            Meetings of Stockholders

   Section 1. Annual Meetings. The annual meeting of stockholders shall be held on such date and at such time as may be fixed by resolution of the Board of Directors.

   Section 2. Special Meetings. Unless otherwise prescribed by law or by the Restated Certificate of Incorporation of the Corporation (as may be amended from time to time, the "Certificate of Incorporation"), special meetings of stockholders, for any purpose or purposes, may only be called by the Chairman of the Board or by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors.

   Section 3. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated by the Board of Directors or the Chairman of the Board. If no such designation is made, the place of meeting shall be the principal office of the Corporation. Notwithstanding the foregoing, the board of directors may determine that the meeting shall not be held at any place, but instead may be held solely by means of remote communication in accordance with applicable law.

   Section 4. Notice of Meeting. Notice of an annual or special meeting stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which the stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is being called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at his address as it appears on the stock books of the Corporation. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Any previously scheduled meeting of the stockholders may be postponed, and (unless the Certificate of Incorporation otherwise provides) any special meeting of the stockholders may be canceled, by resolution of the Board of Directors upon public notice given prior to the date previously scheduled for such meeting of stockholders.

   Section 5. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

   Section 6. Quorum and Adjournment. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote generally in the election of directors (the "Voting Stock"), present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. Shares of its own capital stock belonging to the Corporation or to a subsidiary of the Corporation, if a majority of the shares entitled to vote in the election of directors of such subsidiary is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity. The Chairman of the meeting may adjourn the meeting from time to time if a quorum shall not be present or represented by proxy at any meeting of the stockholders. The meeting may be adjourned without notice other than announcement at the meeting, until a quorum shall be present or represented by proxy. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled to vote at the meeting.

   Section 7. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote by proxy (or in such manner permitted by the General Corporation Law of the State of Delaware (the "DGCL") by the stockholder, or by his duly authorized attorney in fact. A proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Corporation.

   Section 8. Notice of Stockholder Business and Nominations.

        (A) Annual Meetings of Stockholders.

          (1)Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting (or any supplement thereto), (b) by or at the direction of a majority of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record at the time the notice provided for in this Bylaw is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

          (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 70th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting;

provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting nor later than the close of business on the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, information required to be disclosed by Items 4(b) and 6 of Schedule 14A under the Exchange Act and information which would be required to be filed on Schedule 14C under the Exchange Act, and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made
(i) the name and address, as they appear on the Corporation's books, of such stockholder and any other stockholders known by such stockholder to be supporting such nominees or proposal, and of any such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and, to the extent known, by any other stockholders known by such stockholder to be supporting such nominees or proposal and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is a part of a group which intends to (a) deliver a proxy statement and a form of proxy to holders of at least the percentage of the Corporation's outstanding common stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise solicit proxies from stockholders in support of such proposal or nomination. The foregoing notice requirements shall be deemed satisfied by a stockholder if the stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such stockholder's proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

          (3) Notwithstanding anything in the second sentence of paragraph
(A)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation by not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

          (B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that the directors shall be elected at such meeting, by any stockholder of the Corporation who was a stockholder of record at the time the notice provided for in this Bylaw is delivered to the Secretary of the Corporation, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the 70th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

        (C) General.

          (1)Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Chairman of the meeting shall have the exclusive power and duty to (i) determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made, solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by clause (A)(2)(c)(iv) of this Bylaw) and (ii) if any proposed nomination or business is not in compliance with this Bylaw, including if the stockholder solicits or is part of a group which solicits proxies in support of such stockholder's proposal without such stockholder having made the representation required by either clause (c)(iii) or (c)(iv) of paragraph (A)(2) of this Bylaw, to declare that such defective proposal or nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this Bylaw, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

          (2)For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Services, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

          (3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights
(i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 of the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

   Section 9. Voting. Unless otherwise required by law, the Certificate of Incorporation, the rules or regulations of any stock exchange applicable to the Corporation or these Bylaws, any question (other than the election of directors) brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, at all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder, unless otherwise provided by the Certificate of Incorporation. Such votes may be cast in person or by proxy but no proxy shall be voted after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting be cast by written ballot.

   Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 5 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

   Section 11. No Stockholder Action by Written Consent. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

   Section 12. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer or the President, or in their absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

   Section 13. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (1) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting; and (2) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the date next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

   Section 14. Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

   Section 15. Conduct of Meetings. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding officer at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

                                  ARTICLE III.

                               BOARD OF DIRECTORS

   Section 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

   Section 2. Number of Directors; Tenure and Qualifications. Subject to the rights of the holders of any series of Preferred stock to elect directors under specified circumstances, the number of directors of the Corporation which shall constitute the entire board shall be fixed from time to time as provided in the Certificate of Incorporation. Directors need not be stockholders. The directors, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as is reasonably possible, with the term of office of the first class to expire at the [first annual meeting of stockholders following the Effective Time], the term of office of the second class to expire at the [second annual meeting of stockholders following the Effective Time] and the term of office of the third class to expire at the [third annual meeting of stockholders following the Effective Time], with each director to hold office until his or her successor shall have been duly elected and qualified. At each annual meeting of stockholders commencing with the [first annual meeting of stockholders following the Effective Time], (i) directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, and (ii) if authorized by a resolution of the Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Any director may resign at any time upon notice given in writing or by electronic transmission.

   Section 3. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or a majority of the entire Board of Directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or telegram on twenty-four (24) hours notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

   Section 4. Quorum. Subject to Section 5 of this Article III and except as may be otherwise specifically provided by law, the Certificate of Incorporation or these Bylaws, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or such committee, as the case may be, shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as the case may be. If a quorum shall not be present at any meeting of the Board of Directors or of any committee thereof, a majority of the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

   Section 5. Vacancies and Newly Created Directorships. Except as otherwise provided in the Certificate of Incorporation and subject to applicable law and the rights of the holders of any series of Preferred Stock, and unless the Board of Directors otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. Any director so chosen pursuant to the foregoing sentence shall hold office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Board of Directors shall shorten the term of any incumbent director.

   Section 6. Actions of Board of Directors. Unless otherwise provided by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee, as applicable. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

   Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Article III, Section 7 shall constitute presence in person at such meeting.

   Section 8. Executive and Other Committees. The Board of Directors may, by resolution designate an Executive Committee to exercise, subject to applicable provisions of law, all of the powers of the Board of Directors in the management of the business and affairs of the Corporation when the Board of Directors is not in session, including, without limitation, the power to declare dividends, to authorize the issuance of the Corporation's capital stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL, and may, by resolution similarly adopted, designate one or more other committees. The Executive Committee and each such other committee shall consist of two or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, other than the Executive Committee (the powers of which are expressly provided for herein), may to the extent permitted by law exercise such powers and shall have such responsibilities as shall be specified in the designating resolution. Each committee shall keep regular minutes and report to the Board of Directors when required.

   Section 9. Removal. Subject to the rights of holders of any series of Preferred Stock to elect directors under specified circumstances, any director may be removed from office, but only for cause, and only by the affirmative vote of the holders of at least 75% of the voting power of all the then outstanding shares of Voting Stock, voting together as a single class.

   Section 10. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

   Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors may be less than a quorum; or (ii) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

   Section 12. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his or her absence by the Vice Chairman of the Board, if any, or in his or her absence by the Chief Executive Officer, or in his or her absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

                                  ARTICLE IV.

                                    OFFICERS

   Section 1. General. The officers of the Corporation shall be elected by the Board of Directors and shall consist of: a Chairman of the Board; a Chief Executive Officer; a Vice Chairman; a President; a Chief Operating Officer; a Chief Financial Officer; a Secretary; and a Treasurer. The Board of Directors, in its discretion, may also elect one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers, a Controller and such other officers as in the judgment of the Board of Directors may be necessary or desirable. Any number of offices may be held by the same person and more than one person may hold the same office, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, need such officers be directors of the Corporation.

   Section 2. Election and Term of Office. The Board of Directors at its first meeting held after each annual meeting of stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Except as otherwise provided in this Article IV, any officer elected by the Board of Directors may be removed with or without cause at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers who are directors of the Corporation shall be fixed by the Board of Directors.

   Section 3. Chairman of the Board. The Chairman of the Board shall be a member of the Board of Directors, shall serve at the discretion of the Board of Directors and shall exercise and perform such duties and have such powers as may be prescribed by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors.

   Section 4. Chief Executive Officer. The Chief Executive Officer of the Corporation shall serve at the discretion of the Board of Directors and shall supervise, coordinate and manage the Corporation's business and activities and supervise, coordinate and manage its operating expenses and capital allocation, shall have general authority to exercise all the powers necessary for the Chief Executive Officer of the Corporation and shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors.

   Section 5. Vice Chairman. The Vice Chairman shall be a member of the Board of Directors and shall serve at the discretion of the Board of Directors. The Vice Chairman shall exercise and perform such duties and have such powers as may be prescribed by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors. In the absence or disability of the Chairman of the Board, the duties of the Chairman of the Board shall be performed, and the Chairman of the Board's authority may be exercised by the Vice Chairman and, in the event the Vice Chairman is absent or disabled, such duties shall be performed and such authority may be exercised by a director designated for such purpose by the Board of Directors.

   Section 6. President. The President shall serve at the discretion of the Board of Directors and shall supervise, coordinate and manage the Corporation's business and activities and supervise, coordinate and manage its operating expenses and capital allocation, shall have general authority to exercise all the powers necessary for the President of the Corporation and shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or these, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors, the Chairman of the Board and the Chief Executive Officer.

   Section 7. Chief Operating Officer. The Chief Operating Officer shall report to the President, and shall supervise, coordinate and manage the Corporation's business and activities and supervise, coordinate and manage its operating expenses and capital allocation, shall have general authority to exercise all the powers necessary for the Chief Operating Officer of the Corporation and shall perform such other duties and have such other powers as may be prescribed by the Board of Directors or these Bylaws, all in accordance with basic policies as established by and subject to the oversight of the Board of Directors, the Chairman of the Board and the Chief Executive Officer.

   Section 8. Chief Financial Officer. The Chief Financial Officer shall report to the President, and be an Executive Vice President, a Senior Vice President or a Vice President and shall act in an executive financial capacity. The Chief Financial Officer shall establish and maintain the accounting records of the Corporation in accordance with generally accepted accounting principles applied on a consistent basis, maintain proper internal control of the assets of the Corporation and shall perform such other duties as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the Vice Chairman and President may prescribe.

   Section 9. Executive Vice Presidents and Senior Vice Presidents. The Executive Vice Presidents and the Senior Vice Presidents shall report to the President, and perform such duties as may be delegated or prescribed by the Board of Directors, Chief Executive Officer or Vice Chairman and President of the Corporation.

   Section 10. Vice Presidents. Each Vice President shall report to the President, and perform such duties and have such powers as the Board of Directors from time to time may prescribe or as delegated by the Vice Chairman and President.

   Section 11. Treasurer and Assistant Treasurers. The Treasurer shall report to the President, and have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Vice Chairman and President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his or her transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his or her office and for the restoration to the Corporation, in case of his or her death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his or her possession or under his or her control belonging to the Corporation.

   The Assistant Treasurers in the order of their seniority shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties as the Board of Directors shall prescribe.

   Section 12. Secretary and Assistant Secretaries. The Secretary shall report to the President, and shall attend all meetings of the Board of Directors and all meetings of stockholders and record all votes and proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board or Vice Chairman and President, who shall supervise the Secretary. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

   The Assistant Corporate Secretary or the Assistant Secretaries in order of their seniority, shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties as the Board of Directors shall prescribe.

   Section 13. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                   ARTICLE V.

                                     STOCK

   Section 1. Stock Certificates. The interest of each stockholder of the Corporation shall be evidenced by certificates for shares of stock or shall be uncertificated. The certificate for shares of stock of the Corporation shall be in such form, not inconsistent with the Certificate of Incorporation, as the appropriate officers of the Corporation may from time to time prescribe. The certificates of stock shall be signed, countersigned and registered in such manner as the Board of Directors may by resolution prescribe, which resolution may permit all or any of the signatures on such certificates to be in facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

   Section 2. Lost, Stolen or Destroyed Certificates. The Board of Directors may direct new certificate(s) to be issued in place of any certificate(s) theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of new certificate(s), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate(s), or such owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate(s) alleged to have been lost, stolen or destroyed.

   Section 3. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be canceled before a new certificate shall be issued.

                                  ARTICLE VI.

                         INDEMNIFICATION AND INSURANCE

   Section 1. Action Other Than By or In The Right of The Corporation. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, an Agent (as hereinafter defined) against costs, charges and Expenses (as hereinafter defined), judgments, fines and amounts paid in settlement actually and reasonably incurred by an Agent in connection with an action, suit or proceeding (of the type referenced in the definition of "Agent"), and any appeal therefrom, if the Agent acted in good faith and in a manner the Agent reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful. The termination of any action, suit or proceeding (whether by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent) shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which the Agent reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that the Agent's conduct was unlawful.

   Section 2. Action By Or In The Right Of The Corporation. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was an Agent, against costs, charges and Expenses actually and reasonably incurred by an Agent in connection with the defense or settlement of such action or suit and any appeal therefrom if the Agent acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of the Agent's duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and Expenses which the Court of Chancery or other such court shall deem proper.

   Section 3. Determination of Right of Indemnification. Any indemnification under Section 1 or 2 of this Article VI (unless ordered by a court) shall be paid by the Corporation if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of Disinterested Directors (as hereinafter defined) even though less than a quorum, or (ii) by a committee of Disinterested Directors designated by majority vote of such directors, even though less than a quorum, or (iii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion, or (iv) by the stockholders, that such person has met the applicable standard of conduct set forth in Section 1 and 2 of Article VI.

   Section 4. Indemnification Against Expenses of Successful Party. Notwithstanding the other provisions of this Article VI, to the extent that an Agent has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, the settlement of an action without admission of liability, or the defense of any claim, issue or matter therein, or on appeal from any such proceeding, action, claim or matter, such Agent shall be indemnified against all costs, charges and Expenses incurred in connection therewith.

   Section 5. Advances of Expenses. Except as limited by Section 6 of this
Article VI, costs, charges, and Expenses incurred by an Agent in any action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter, if the Agent shall undertake to repay such amount in the event that it is ultimately determined, as provided herein, that such person is not entitled to indemnification. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum of Disinterested Directors, (ii) if such a quorum is not obtainable or, even if obtainable, a quorum of Disinterested Directors so directs, by Independent Counsel in a written opinion, that, based upon the facts known to the Board of Directors or counsel at the time such determination is made, the Agent acted in bad faith and in a manner that such person did not believe to be in the best interests of the Corporation, or (iii) with respect to any criminal proceeding, that such person believed or had reasonable cause to believe his or her conduct was unlawful. In no event shall any advance be made in instances where the Board of Directors or Independent Counsel reasonably determines that the Agent deliberately breached such person's duty to the Corporation or its stockholders.

   Section 6. Right of Agent to Indemnification Upon Application; Procedure Upon Application. Any indemnification under Section 1, 2 or 4 or advance under
Section 5 of this Article VI, shall be made promptly, and in any event within 60 days, upon the written request of the Agent, unless with respect to applications under Section 1, 2 or 5, a determination is reasonably and promptly made by the Board of Directors by a majority vote of a quorum of Disinterested Directors that such Agent acted in a manner set forth in such Sections as to justify the Corporation's not indemnifying or making an advance to the Agent. In the event no quorum of Disinterested Directors is obtainable, the Board of Directors shall promptly direct that Independent Counsel shall decide whether the Agent acted in the manner set forth in such Sections as to justify the Corporation's not indemnifying or making an advance to the Agent. The right to indemnification or advances as granted by this Article shall be enforceable by the Agent in any court of competent jurisdiction, if the Board of Directors or Independent Counsel denies the claim in whole or in part, or if no disposition of such claim is made within 60 days. The Agent's costs, charges and Expenses incurred in connection with successfully establishing such person's right to indemnification, in whole or in part, in any such proceeding shall also be indemnified by the Corporation.

   Section 7. Other Rights and Remedies. The indemnification provided by this
Article VI shall not be deemed exclusive of, and shall not affect, any other rights to which an Agent seeking indemnification may be entitled under any law, Bylaw, or charter provision, agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be an Agent and shall inure to the benefit of the heirs, executors and administrators of such a person. All rights to indemnification under this Article VI shall be deemed to be a contract between the Corporation and the Agent who serves in such capacity at any time while the Certificate of Incorporation and other relevant provisions of the DGCL and other applicable law, if any, are in effect. Any repeal or modification thereof shall not affect any rights or obligations then existing.

   Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was an Agent against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI. The Corporation may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to ensure the payment of such sums as may become necessary to effect indemnification as provided herein.

   Section 9. Presumptions and Effect of Certain Proceedings. If a Change of Control (as hereinafter defined) shall have occurred, in making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall presume that the Agent is entitled to indemnification under this Article if the Agent has submitted a request for indemnification in accordance with Section 6 of this Article VI, and the Corporation shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

   If the person, persons or entity empowered or selected under Section 6 of this Article VI to determine whether the Agent is entitled to indemnification shall not have made such determination within 60 days after receipt by the Corporation of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and the Agent shall be entitled to such indemnification, absent (i) a misstatement by the Agent of a material fact, or an omission of a material fact necessary to make the Agent's statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law; provided, however, that such 60-day period may be extended for a reasonable time, not to exceed an additional 30 days, if the person, persons or entity making the determination with respect to entitlement to indemnification in good faith requires such additional time for the obtaining or evaluating of documentation and/or information relating thereto; and provided, further, that the foregoing provisions of this Section 9 shall not apply (a) if the determination of entitlement to indemnification is to be made by the stockholders pursuant to Section 6 and if (A) within 15 days after receipt by the Corporation of the request for such determination the Board of Directors has resolved to submit such determination to the stockholders for their consideration at an annual meeting thereof to be held within 75 days after such receipt and such determination is made thereat, or (B) a special meeting of the stockholders is called within 15 days after such receipt for the purpose of making such determination, such meeting is held for such purpose within 60 days after having been so called and such determination is made thereat, or (b) if the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 5 of this Article VI.

   The termination of any proceeding or of any claim, issue or matter therein by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Article VI) of itself adversely affect the right of the Agent to indemnification or create a presumption that the Agent did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal proceeding, that the Agent had reasonable cause to believe that such person's conduct was unlawful.

   Section 10. Other Enterprises, Fines, and Serving at Corporation's Request. For the purposes of this Article VI, references to "other enterprise" in
Section 12(A) below shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the Corporation" shall include any service by the Agent as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such Agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this
Article VI.

   Section 11. Savings Clause. If this Article or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Agent as to costs, charges and Expenses, judgments, fines and amounts paid in settlement with respect to any action, suit, proceeding or investigation, and any appeal therefrom, whether civil, criminal or administrative, and whether internal or external, including a grand jury proceeding and an action or suit brought by or in the right of the Corporation, to the full extent permitted by any applicable portion of this Article that shall not have been invalidated, and to the fullest extent permitted by applicable law.

   Section 12. Certain Definitions. For the purposes of this Article VI:

   "Agent" means any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to the Corporation (other than a judicial action or suit brought by or in the right of the Corporation) by reason of the fact that he or she is or was or has agreed to be a director, officer or employee of the Corporation, or that, being or having been such a director, officer or employee, he or she is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise.

   "Change of Control" means a change in control of the Corporation of a nature that would be required to be reported in response to Item 5(f) of Schedule 14A of Regulation 14A (or in response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Corporation is then subject to such reporting requirement; provided, however, that, without limitation, such a Change in Control shall be deemed to have occurred if: (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange
Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 25% or more of the combined voting power of the Corporation's then outstanding securities without the prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such person attaining such percentage interest; (ii) the Corporation is a party to a merger, consolidation, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any period of three consecutive years, individuals who at the beginning of such period constituted the Board of Directors

(including for this purpose any new director whose election or nomination for election by the Corporation's stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

   "Disinterested Director" means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

   "Expenses" shall include all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, or being or preparing to be a witness in a proceeding.

   "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Article VI.

                                  ARTICLE VII.

                            MISCELLANEOUS PROVISIONS

   Section 1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end of the thirty-first day of December each year.

   Section 2. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Certificate of Incorporation. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends, such sum or sums as the directors may, from time to time in their absolute discretion, think proper as a reserve fund to meeting contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may abolish any such reserve in the manner in which it was created.

   Section 3. Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of incorporation and the words "Corporation Seal, Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

   Section 4. Audits. The accounts, books and records of the Corporation shall be audited upon the conclusion of each fiscal year by an independent certified public accountant selected by the Board of Directors, and it shall be the duty of the Board of Directors to cause such audit to be done annually.

   Section 5. Resignations. Any officer, whether elected or appointed, may resign at any time by giving written notice of such resignation to the Chairman of the Board, the Chief Executive Officer or the Secretary, and such resignation shall be deemed to be effective as of the close of business on the date said notice is received by the Chairman of the Board, Chief Executive Officer or Secretary, or at such later time as is specified therein. No formal action shall be required of the Board of Directors or the stockholders to make any such resignation effective.

   Section 6. Contracts. Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, any contracts or other instruments may be executed and delivered in the name and on behalf of the Corporation by such officer or officers of the Corporation as the Board of Directors may from time to time direct. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, Chief Executive Officer, Vice Chairman and President, or any Executive Vice President, Senior Vice President or Vice President may execute bonds, contracts, deeds, leases and other instruments to be made or executed for or on behalf of the Corporation.

   Section 7. Proxies. Unless otherwise provided by resolution adopted by the Board of Directors, the Chairman of the Board, Chief Executive Officer, Vice Chairman and President, any Executive Vice President, Senior Vice President or Vice President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to case the votes which the Corporation may be entitled to case as the holder of stock or other securities in any other corporation, any of whose stock or other securities may be held by the Corporation, at meetings of the holders of stock or other securities or such other corporation, or to consent in writing, in the name of the Corporation as such holder, to any action by such other corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed in the name and on behalf of the Corporation and under its corporate seal or otherwise, all such written proxies or other instruments as he may deem necessary or proper in the premises.

   Section 8. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any waiver of notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any waiver of notice.

                                 ARTICLE VIII.

                                   AMENDMENTS

   Section 1. Amendments. These Bylaws may be altered, amended, or repealed at any meeting of the Board of Directors or of the stockholders, provided that notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting; provided, however, that, in the case of amendments by stockholders, notwithstanding any other provisions of these Bylaws or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, the Certificate of Incorporation or these Bylaws, the affirmative vote of the holders of at least 75% of the voting power of all the then outstanding shares of the Voting Stock, voting together as a single class, shall be required to alter, amend or repeal any provision of these Bylaws.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), Article Tenth of the Restated Certificate of Incorporation of the Registrant eliminates the personal liability of its directors to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended.

   Section 145 of the DGCL, Article Ninth of the Restated Certificate of Incorporation of the Registrant and Article VI of the Amended and Restated Bylaws of the Registrant authorize and empower the Registrant to indemnify its directors, officers, and employees against liabilities incurred in connection with, and related expenses resulting from, any claim, action or suit brought against any such person as a result of such person's relationship with the Registrant, provided that such persons acted in accordance with a stated standard of conduct in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such persons in connection with such acts or events is not necessarily determinative of the question of whether such persons have met the required standard of conduct and are, accordingly, entitled to be indemnified.

   The Registrant will carry policies of insurance covering the officers and directors of the Registrant for legal liability and which will pay on behalf of the Registrant expenses of indemnification of officers and directors.

Item 21. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed herewith or incorporated by reference herein:


 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  *2.1   Contribution Agreement and Plan of Reorganization by and among the
         Registrant, SmarterKids.com, Inc., Earlychildhood.com LLC and S-E
         Educational Merger Corp., dated as of November 14, 2000 (attached as
         Annex A to the Proxy Statement-Prospectus contained in this
         Registration Statement).
  *3.1   Registrant's Certificate of Incorporation, as amended, as currently in effect.

  *3.2 Form of Registrant's Restated Certificate of Incorporation (attached as Annex D to the Proxy Statement-Prospectus contained in this Registration Statement).

  *3.3 Form of Registrant's Amended and Restated Bylaws (attached as Annex E to the Proxy Statement-Prospectus contained in this Registration
         Statement).

   4.1   Form of Specimen Certificate for Registrant's Common Stock.

   5.1 Opinion of Testa, Hurwitz & Thibeault, LLP regarding the legality of the securities being issued.

   8.1 Opinion of Testa, Hurwitz & Thibeault, LLP regarding certain tax matters.

   8.2   Opinion of Latham & Watkins regarding certain tax matters.

  *9.1 Stockholder Support Agreement by and among Earlychildhood.com LLC and certain stockholders of SmarterKids.com, Inc. dated as of November 14, 2000 (attached as Annex B to the Proxy Statement-Prospectus contained in this Registration Statement).

  *9.2 Consent and Non-Contravention Agreement dated as of November 14, 2000 by and among Earlychildhood.com LLC, the holders of the outstanding membership interests in Earlychildhood.com LLC and SmarterKids.com, Inc.

 Exhibit
  Number                              Exhibit Title
 -------                              -------------
  +*10.1  Form of 2000 Stock Plan of the Registrant.

  +*10.2  Form of 2000 Non-Employee Director Stock Option Plan of the
          Registrant.

  +*10.3  Form of Employee Stock Purchase Plan of the Registrant.

   *10.4  Registration Rights Agreement dated November 14, 2000 by and among
          Registrant and certain stockholders named therein.

    10.5  Form of Affiliate Agreement.

    10.6  Form of Lockup Agreement.

   *10.7 Form of Consulting Agreement to be executed by and between Registrant and David Blohm upon completion of the combination.

   *10.8 Lease Agreements dated as of September 1, 1998 and April 16, 1999 between SmarterKids.com, Inc. and McFarland FLP.

   *10.9  Lease Agreement dated as of September 8, 1999 between
          SmarterKids.com, Inc. and BHX, LLC as Trustee of Crawford Realty
          Trust.

   *10.10 Lease Agreement dated as of April 7, 2000 between SmarterKids.com,
          Inc. and Keep Your Day Job, LLC.

   *10.11 Business Agreement dated as of March 9, 1999 between National
          Computer Systems and SmarterKids.com, Inc.

   *10.12 Loan and Security Agreement dated as of November 24, 1999 between
          SmarterKids.com, Inc. and Silicon Valley Bank.

  +*10.13 Form of SmarterKids.com, Inc. Executive Option Agreement.

  +*10.14 Form of SmarterKids.com, Inc. Change of Control Agreement.

  +*10.15 Form of SmarterKids.com, Inc. Change of Control Agreement for Messrs.
          Blohm and Pucci.

   *10.16 Earlychildhood.com, LLC Executive Management Agreement.

  **10.17 Amended and Restated Credit Agreement dated as of December 31, 1999 by and among Earlychildhood.com LLC, each of the banks which is or may from time to time become a signatory thereto and Paribas Bank, Chicago Branch, as Agent.

  +*10.18 Employment Agreement dated as of May 5, 1999 by and between Earlychildhood.com LLC and Ronald Ellitott.

  +*10.19 Employment Agreement dated as of May 5, 1999 by and between Earlychildhood.com LLC and Judith McGuinn, as amended on January 3,
          2000.

 +**10.20 Form of Earlychildhood.com LLC Management Incentive Interest Option
          Agreement and Earlychildhood.com LLC 2000 Management Equity Incentive
          Option Plan.

  **10.21 Lease Agreement dated as of March 30, 2000 by and between Earlychildhood.com LLC and PTF For Operating Engineers, LLC.

  **10.22 Lease Agreement dated as of January 24, 1997 by and between QTL
          Corporation and Dauphin Associates, Inc.

  **10.23 Lease Agreement dated as of November 17, 1998 by and between QTL
          Corporation and Robert M. Mumma, II, G.R.A.T.

  **10.24 Lease Agreement dated as of April 22, 1996, as amended, by and between QTL Corporation and Rubin Brothers, Inc.

  **10.25 Lease Agreement dated as of December 3, 1993, as amended, by and between Educational Products, Inc. and H B Industrial Properties.

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
 **10.26 Lease Agreement dated as of March 23, 1999 by and between QTL
         Corporation and Spieker Properties, L.P.

 **10.27 Lease Agreement dated as of November 22, 1999 by and between
         Earlychildhood.com LLC and Spieker Properties, L.P.
  *10.28 Lease Agreement dated as of August 9, 2000 by and between
         Earlychildhood.com LLC and Elliott-Mair Salinas LLC.
 **10.29 Lease Agreement dated as of June 1, 1999 by and between
         Earlychildhood.com LLC and Scott King.
  *10.30 Lease Agreement dated as of August 17, 2000 by and between
         Earlychildhood.com LLC and Mann Realty Associates, Inc.
 **10.31 Internet Data Center Services Agreement dated as of June 29, 1999, by and between SmarterKids.com and Exodus Communications.
  *21.1  Subsidiaries of the Registrant.
   23.1  Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1 and Exhibit 8.1).
 **23.2  Consent of PricewaterhouseCoopers LLP.
 **23.3  Report on Schedule and Consent of KPMG LLP.
 **23.4  Consent of KPMG LLP (Educational Products, Inc.).
   23.5  Consent of Latham & Watkins (included in Exhibit 8.2).
  *24.1  Power of Attorney (see page II-4).
  *99.1  Consent of J.P. Morgan H&Q, Chase Securities Inc. (included in Annex C to the Proxy Statement-Prospectus contained in this Registration
         Statement).
 **99.3  Form of proxy to be used in soliciting SmarterKids.com's stockholders for its special meeting.
  *99.4  SmarterKids.com President's Letter, dated        , 2001.
  *99.5  SmarterKids.com Notice of Special Meeting of Stockholders, dated
          , 2001.
--------
**   Filed herewith.

 *   Previously filed.
 + Management contracts or compensatory plans or arrangements required to be filed as Exhibits to this Form S-4 by Item 601(b)(10)(iii) of Regulation S-K.

(b)  Financial Statement Schedules.

                                  Schedule II

                            Earlychildhood LLC
                       Valuation and Qualifying Accounts

                                         Additions
                                    -------------------
                         Balance at Charged to Charged                Balance at
                         beginning  costs and  to other                 end of
                         of period   expenses  accounts    Deductions   period
                         ---------- ---------- --------    ---------- ----------
Allowance for doubtful
 accounts:
Year ended December 31,
 1999...................     69        144        35(/1/)     (105)      143
                            ===        ===       ===          ====       ===
Year ended December 31,
 2000...................    143        411       --           (201)      353
                            ===        ===       ===          ====       ===

--------
(1) Balance acquired through the purchase of Educational Products, Inc.

   All SmarterKids.com, Inc. schedules have been omitted because they are not required or because the required information is included in the various financial statements and notes thereto.

(c)  Report, Opinion or Appraisal.
   The opinion of J.P. Morgan H&Q, a division of Chase Securities Inc., financial advisor to SmarterKids.com, Inc. is attached as Annex C to the Proxy Statement-Prospectus included in this Registration Statement.

Item 22. Undertakings.

   "The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;"

   "(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph
(a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

   (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the undersigned Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

   (2) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   (4) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

   (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on the 20th day of February, 2001.

                                          LearningStar Corp.

                                                        /s/ Al Noyes
                                          By: _________________________________
                                                          Al Noyes
                                                  Chief Executive Officer

                                                   Attorney-in-Fact

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on February 20, 2001:

              Signature                           Title
              ---------                           -----

                  *                    Chairman of the Board
______________________________________
          Ronald C. Elliott
             /s/ Al Noyes              Chief Executive Officer
______________________________________  (Principal Executive
               Al Noyes                 Officer)

       /s/ Robert J. Cahill            Chief Financial Officer
______________________________________  (Principal Accounting
           Robert J. Cahill             Officer)
                                        (Attorney-in-fact)

                  *                    Director
______________________________________
           Scott L. Graves

                  *                    Director
______________________________________
            Stephen Kaplan

                  *                    Director
______________________________________
           Michael Kolowich

                  *                    Director
______________________________________
         Robert W. MacDonald

                                 EXHIBIT INDEX

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
   *2.1  Contribution Agreement and Plan of Reorganization by and among the
         Registrant, SmarterKids.com, Inc., Earlychildhood.com LLC and S-E
         Educational Merger Corp., dated as of November 14, 2000 (attached as
         Annex A to the Proxy Statement-Prospectus contained in this
         Registration Statement).
   *3.1  Registrant's Certificate of Incorporation, as amended, as currently in effect.

   *3.2 Form of Registrant's Restated Certificate of Incorporation (attached as Annex D to the Proxy Statement-Prospectus contained in this Registration Statement).

   *3.3 Form of Registrant's Amended and Restated Bylaws (attached as Annex E to the Proxy Statement-Prospectus contained in this Registration
         Statement).

    4.1  Form of Specimen Certificate for Registrant's Common Stock.

    5.1 Opinion of Testa, Hurwitz & Thibeault, LLP regarding the legality of the securities being issued.

    8.1 Opinion of Testa, Hurwitz & Thibeault, LLP regarding certain tax matters.

    8.2  Opinion of Latham & Watkins regarding certain tax matters.

   *9.1 Stockholder Support Agreement by and among Earlychildhood.com LLC and certain stockholders of SmarterKids.com, Inc. dated as of November 14, 2000 (attached as Annex B to the Proxy Statement-Prospectus contained in this Registration Statement).

   *9.2 Consent and Non-Contravention Agreement dated as of November 14, 2000 by and among Earlychildhood.com LLC, the holders of the outstanding membership interests in Earlychildhood.com LLC and SmarterKids.com, Inc.

 +*10.1  Form of 2000 Stock Plan of the Registrant.

 +*10.2  Form of 2000 Non-Employee Director Stock Option Plan of the
         Registrant.

 +*10.3  Form of Employee Stock Purchase Plan of the Registrant.

  *10.4  Registration Rights Agreement dated November 14, 2000 by and among
         Registrant and certain stockholders named therein.

   10.5  Form of Affiliate Agreement.

   10.6  Form of Lockup Agreement.

  *10.7 Form of Consulting Agreement to be executed by and between Registrant and David Blohm upon completion of the combination.

  *10.8 Lease Agreements dated as of September 1, 1998 and April 16, 1999 between SmarterKids.com, Inc. and McFarland FLP.

  *10.9  Lease Agreement dated as of September 8, 1999 between SmarterKids.com,
         Inc. and BHX, LLC as Trustee of Crawford Realty Trust.

  *10.10 Lease Agreement dated as of April 7, 2000 between SmarterKids.com,
         Inc. and Keep Your Day Job, LLC.

  *10.11 Business Agreement dated as of March 9, 1999 between National Computer
         Systems and SmarterKids.com, Inc.

  *10.12 Loan and Security Agreement dated as of November 24, 1999 between
         SmarterKids.com, Inc. and Silicon Valley Bank.

 +*10.13 Form of SmarterKids.com, Inc. Executive Option Agreement.

 Exhibit
  Number                              Exhibit Title
 -------                              -------------
  +*10.14 Form of SmarterKids.com, Inc. Change of Control Agreement.

  +*10.15 Form of SmarterKids.com, Inc. Change of Control Agreement for Messrs.
          Blohm and Pucci.

   *10.16 Earlychildhood.com, LLC Executive Management Agreement.

  **10.17 Amended and Restated Credit Agreement dated as of December 31, 1999 by and among Earlychildhood.com LLC, each of the banks which is or may from time to time become a signatory thereto and Paribas Bank, Chicago Branch, as Agent.

  +*10.18 Employment Agreement dated as of May 5, 1999 by and between Earlychildhood.com LLC and Ronald Ellitott.

  +*10.19 Employment Agreement dated as of May 5, 1999 by and between Earlychildhood.com LLC and Judith McGuinn, as amended on January 3,
          2000.

 +**10.20 Form of Earlychildhood.com LLC Management Incentive Interest Option
          Agreement and Earlychildhood.com LLC 2000 Management Equity Incentive
          Option Plan.

  **10.21 Lease Agreement dated as of March 30, 2000 by and between Earlychildhood.com LLC and PTF For Operating Engineers, LLC.

  **10.22 Lease Agreement dated as of January 24, 1997 by and between QTL
          Corporation and Dauphin Associates, Inc.

  **10.23 Lease Agreement dated as of November 17, 1998 by and between QTL
          Corporation and Robert M. Mumma, II, G.R.A.T.

  **10.24 Lease Agreement dated as of April 22, 1996, as amended, by and between QTL Corporation and Rubin Brothers, Inc.

    10.25 Lease Agreement dated as of December 3, 1993, as amended, by and between Educational Products, Inc. and H B Industrial Properties.

  **10.26 Lease Agreement dated as of March 23, 1999 by and between QTL
          Corporation and Spieker Properties, L.P.

  **10.27 Lease Agreement dated as of November 22, 1999 by and between
          Earlychildhood.com LLC and Spieker Properties, L.P.
   *10.28 Lease Agreement dated as of August 9, 2000 by and between
          Earlychildhood.com LLC and Elliott-Mair Salinas LLC.
  **10.29 Lease Agreement dated as of June 1, 1999 by and between
          Earlychildhood.com LLC and Scott King.
  **10.30 Lease Agreement dated as of August 17, 2000 by and between
          Earlychildhood.com LLC and Mann Realty Associates, Inc.
  **10.31 Internet Data Center Services Agreement dated as of June 29, 1999 by and between SmarterKids.com and Exodus Communications, Inc.
   *21.1  Subsidiaries of the Registrant.
    23.1 Consent of Testa, Hurwitz & Thibeault, LLP (included in Exhibit 5.1 and Exhibit 8.1).
  **23.2  Consent of PricewaterhouseCoopers LLP.
  **23.3  Report on Schedule and Consent of KPMG LLP.
  **23.4  Consent of KPMG LLP (Educational Products, Inc.).
    23.5  Consent of Latham & Watkins (included in Exhibit 8.2).
   *24.1  Power of Attorney (see page II-4).

 Exhibit
 Number                               Exhibit Title
 -------                              -------------
  *99.1  Consent of J.P. Morgan H&Q, Chase Securities Inc. (included in Annex C to the Proxy Statement-Prospectus contained in this Registration
         Statement).
 **99.3  Form of proxy to be used in soliciting SmarterKids.com's stockholders for its special meeting.
  *99.4  SmarterKids.com President's Letter, dated        , 2001.
  *99.5  SmarterKids.com Notice of Special Meeting of Stockholders, dated
          , 2001.

--------

**   Filed herewith.

 *   Previously filed on January 9, 2001.

 + Management contracts or compensatory plans or arrangements required to be filed as Exhibits to this Form S-4 by Item 601(b)(10)(iii) of Regulation S-K.

(b)  Financial Statement Schedules.

                                Schedule II

                            Earlychildhood LLC

                     Valuation and Qualifying Accounts

                                         Additions
                                    -------------------
                         Balance at Charged to Charged                Balance at
                         beginning  costs and  to other                 end of
                         of period   expenses  accounts    Deductions   period
                         ---------- ---------- --------    ---------- ----------
Allowance for doubtful
 accounts:
Year ended December 31,
 1999...................     69        144        35(/1/)     (105)      143
                            ===        ===       ===          ====       ===
Year ended December 31,
 2000...................    143        411       --           (201)      353
                            ===        ===       ===          ====       ===

--------

(1)  Balance acquired through the purchase of Educational Products, Inc.

     All SmarterKids.com, Inc. schedules have been omitted because they are not required or because the required information is included in the various financial statements and notes thereto.

(c)  Report, Opinion or Appraisal.

     The opinion of J.P. Morgan H&Q, Chase Securities Inc., financial advisor to SmarterKids.com, Inc. is attached as Annex C to the Proxy Statement-Prospectus included in this Registration Statement.